Form 10-K, Exhibit 13
period 2009-12-31
HUDSON CITY BANCORP INC
filed 2010-02-26
CIK 921847

Exhibit 13.1
Dear Fellow Shareholders:
In the year since our last letter to you, we have witnessed a recession that was deeper and more traumatic than any in recent memory. Unemployment levels entered double digits, mortgage delinquencies in the United States reached record levels, and foreclosure filings followed suit. And yet, despite these occurrences, Hudson City’s proven business model and conservative banking principles sheltered your investment from the worst of the storm. While the current economic conditions brought increasing levels of non-performing loans and charge-offs, they were not significant enough to imperil our 11th straight year of record earnings.
The Secret to Our Success
Hudson City’s financial performance is not the result of precarious financial engineering instruments, such as hedges or derivatives, nor is it an outgrowth of additional fees for investment banking or mortgage banking services. Instead, Hudson City achieved record performance by making sensible residential first mortgage loans, which we continue to keep on our own books. During 2009 we were able to fund substantially all of our loan production with deposit growth.
We believe in doing business “the right way.” Hudson City’s customers can feel confident that “what you see is what you get.” We have never offered payment-option loans or loans with negative amortization. And our deposit customers receive similar benefits of honesty and transparency, as well as assurance that our deposit products do not contain hidden fees and charges. Furthermore, to meet our customers’ service expectations, we manage the small details, such as ensuring that every Hudson City branch has its own phone number (answered by a person willing to help you) rather than requiring customers to talk to a machine or respond to telephone prompts. In turn, our business model and core values have led to a consistent track record of financial strength and a high degree of customer loyalty that increases long-term shareholder value.
Record Earnings and More
Earnings for the year totaled $527.2 million, or $1.07 per diluted share. This is an 18.3% increase over 2008. During 2009, our net interest margin grew to 2.21% from 1.96% in 2008 as funding costs decreased at a faster pace than the yields on our interest-earning assets. One important component of our earnings growth is expense management. Through our industry-leading efficiency ratio, we are able to maintain a competitive advantage in both deposit and loan products. In 2009, our efficiency ratio was 20.80%, meaning that it cost us $0.21 in overhead to produce one dollar of revenue. We maintain our efficiency, in part, because we stay focused on our customers’ mortgage and savings needs rather than trying to be “all things to all people.” We simply target customers looking for exceptional value and deliver competitive deposit yields, low fees, and competitive mortgage rates.
We grew our assets by $6.12 billion during 2009 to $60.27 billion at December 31, 2009, comprising loan growth of $2.28 billion and additions to our securities portfolio of $3.41 billion. This achievement was funded with deposit growth of $6.12 billion. Our loan production in 2009 amounted to $9.22 billion as compared to $8.10 billion in 2008. The increase in loan production was due in large part to customers who refinanced loans from other banks. We regard these as very high-quality loans because they meet our strict underwriting standards based on an updated property appraisal, and they were previously performing loans at other banks that are simply repricing to a lower rate.
Reality Check
With all of the good news to report about our performance during 2009, there is no escaping that the economic recession affected our asset quality, as it did with other banks. Our primary loan products are residential first mortgage loans. As unemployment rates rise, some borrowers find it difficult to make regular loan payments. Compounding the unemployment effects are weak housing markets that make it challenging to sell a home at just the time that declining house prices are reducing borrowers’ equity. Non-performing loans amounted to

$627.7 million at December 31, 2009, as compared to $217.6 million at December 31, 2008. At December 31, 2009, non-performing loans included $613.6 million of one- to four-family first mortgage loans as compared to $207.0 million at December 31, 2008. Although we experienced increased levels of charge-offs in 2009, which totaled $47.2 million, our charge-offs have been moderated by our loan product philosophy and underwriting standards which resulted in an average loan-to-value ratio, using appraised values at origination, of 61% at year-end which has helped to protect our portfolio.
We are very pleased with our record deposit growth in 2009. Many customers sought out Hudson City as a safe haven for their money during these tumultuous times. Our long-standing reputation and financial strength helped us to increase market share in 96% of our branch locations for the period June 2008 through June 2009. Furthermore, Hudson City branches average more than double the deposits-per-branch of the Bank’s competitors, amounting to $188 million in deposits-per-branch compared to the national average of $76 million for FDIC-insured institutions. We believe this is an important indication of customer satisfaction.
Our financial results since Hudson City’s initial public offering in 1999 demonstrate our ability to leverage capital and provide consistent earnings growth. We believe that as the economy emerges from the recession, there will be further opportunities for Hudson City to continue to grow its franchise and prosper. In December, we filed a shelf registration statement with the Securities and Exchange Commission. The shelf registration statement enables us to easily access the capital markets should an opportunistic transaction arise. In addition, we believe that the banking regulators, as well as the banking committees of the United States Congress, may be calling for increased regulatory capital requirements. While we are currently considered to be well capitalized with a Tier 1 leverage capital ratio of 7.59% and a total risk-based capital ratio of 21.02%, this shelf registration statement affords us greater flexibility to continue to execute our business model and to pursue opportunities that current market conditions may provide.
A Bond of Trust
In summary, Hudson City is performing admirably and is well positioned for the future. While there is uncertainty surrounding banking legislation and regulatory reform, we believe that our financial strength, strong capital position, and customer-focused business model will enable us to benefit from a housing market recovery and strengthening economic conditions when they occur. In the meantime, we expect our business model to continue to serve our shareholders well. It has been this strategy of sticking to our core values and principles that has yielded record earnings and allowed us to continue to prosper without the need for government assistance.
On behalf of the Board of Directors and all of our employees, we thank you for your confidence and pledge to continue to earn your trust. We will continue to lead the Bank in a way that makes you proud—with quality, passion, and integrity.
/s/ Ronald E. Hermance, Jr.
Chairman, President
& Chief Executive Officer
/s/ Denis J. Salamone
Senior Executive Vice President
& Chief Operating Officer

Selected Consolidated Financial Information
The summary information presented below under “Selected Financial Condition Data,” “Selected Operating Data” and “Selected Financial Ratios and Other Data” at or for each of the years presented is derived in part from the audited consolidated financial statements of Hudson City Bancorp, Inc. Certain share, per share and dividend information reflects the 3.206 to 1 stock split effected in conjunction with our second-step conversion and stock offering completed on June 7, 2005.

	At December 31,

	2009	2008	2007	2006	2005

	(In thousands)

Selected Financial Condition Data:
Total assets	$60,267,760	$54,145,328	$44,423,971	$35,506,581	$28,075,353
Total loans	31,779,921	29,418,888	24,192,281	19,083,617	15,062,449
Federal Home Loan Bank of New York stock	874,768	865,570	695,351	445,006	226,962
Investment securities held to maturity	4,187,704	50,086	1,408,501	1,533,969	1,534,216
Investment securities available for sale	1,095,240	3,413,633	2,765,491	4,379,615	3,962,511
Mortgage-backed securities held to maturity	9,963,554	9,572,257	9,565,526	6,925,210	4,389,864
Mortgage-backed securities available for sale	11,116,531	9,915,554	5,005,409	2,404,421	2,520,633
Total cash and cash equivalents	561,201	261,811	217,544	182,246	102,259
Foreclosed real estate, net	16,736	15,532	4,055	3,161	1,040
Total deposits	24,578,048	18,464,042	15,153,382	13,415,587	11,383,300
Total borrowed funds	29,975,000	30,225,000	24,141,000	16,973,000	11,350,000
Total stockholders’ equity	5,339,152	4,938,796	4,611,307	4,930,256	5,201,476

	For the Year Ended December 31,

	2009	2008	2007	2006	2005

	(In thousands)
Selected Operating Data:
Total interest and dividend income	$2,941,786	$2,653,225	$2,127,505	$1,614,843	$1,178,908
Total interest expense	1,698,308	1,711,248	1,480,322	1,001,610	616,774

Net interest income	1,243,478	941,977	647,183	613,233	562,134
Provision for loan losses	137,500	19,500	4,800	—	65

Net interest income after provision for loan losses	1,105,978	922,477	642,383	613,233	562,069

Non-interest income:
Service charges and other income	9,399	8,485	7,267	6,287	5,267
Gains on securities transactions, net	24,185	—	6	4	2,740

Total non-interest income	33,584	8,485	7,273	6,291	8,007

Total non-interest expense	265,596	198,076	167,913	158,955	127,703

Income before income tax expense	873,966	732,886	481,743	460,569	442,373
Income tax expense	346,722	287,328	185,885	171,990	166,318

Net income	$527,244	$445,558	$295,858	$288,579	$276,055

Selected Consolidated Financial Information (continued)
(Dollars in thousands, except per share data)

	At or for the Year Ended December 31,

	2009		2008		2007		2006		2005

Selected Financial Ratios and Other Data:
Performance Ratios:
Return on average assets	0.92%		0.91%		0.74%		0.91%		1.14%
Return on average stockholders’ equity	10.18		9.36		6.23		5.70		7.52
Net interest rate spread (1)	1.92		1.57		1.11		1.31		1.84
Net interest margin (2)	2.21		1.96		1.65		1.96		2.35
Non-interest expense to average assets	0.46		0.41		0.42		0.50		0.53
Efficiency ratio (3)	20.80		20.84		25.66		25.66		22.40
Average interest-earning assets to average interest-bearing liabilities	1.10	x	1.11	x	1.14	x	1.20	x	1.20	x

Share and Per Share Data:
Basic earnings per share	$1.08		$0.92		$0.59		$0.54		$0.49
Diluted earnings per share	1.07		0.90		0.58		0.53		0.48
Cash dividends paid per common share	0.59		0.45		0.33		0.30		0.27
Dividend pay-out ratio (4)	54.63%		48.91%		55.93%		55.56%		54.69%
Book value per share (5)	$10.85		$10.10		$9.55		$9.47		$9.44
Tangible book value per share (5)	10.53		9.77		9.22		9.15		9.44
Weighted average number of common shares outstanding:
Basic	488,908,260		484,907,441		499,607,828		536,214,778		567,789,397
Diluted	491,295,511		495,856,156		509,927,433		546,790,604		581,063,426

Capital Ratios:
Average stockholders’ equity to average assets	9.03%		9.74%		11.93%		16.00%		15.10%
Stockholders’ equity to assets	8.86		9.12		10.38		13.89		18.53

Regulatory Capital Ratios of Bank:
Leverage capital	7.59%		7.99%		9.16%		11.30%		14.68%
Total risk-based capital	21.02		21.52		24.83		30.99		41.31

Asset Quality Ratios:
Non-performing loans to total loans	1.98%		0.74%		0.33%		0.16%		0.13%
Non-performing assets to total assets	1.07		0.43		0.19		0.09		0.07
Allowance for loan losses to non-performing loans	22.32		22.89		43.75		102.09		141.84
Allowance for loan losses to total loans	0.44		0.17		0.14		0.16		0.18

Branch and Deposit Data:
Number of deposit accounts	725,979		638,951		605,018		580,987		484,956
Branches	131		127		119		111		90
Average deposits per branch (thousands)	$187,619		$145,386		$127,339		$120,861		$126,481

(1)	Determined by subtracting the weighted average cost of average total interest-bearing liabilities from the weighted average yield on average total interest-earning assets.

(2)	Determined by dividing net interest income by average total interest-earning assets.

(3)	Determined by dividing total non-interest expense by the sum of net interest income and total non-interest income. For 2009, the efficiency ratio includes the FDIC special assessment of $21.1 million and net securities gains of $24.2 million.

(4)	The dividend pay-out ratio for 2005 uses per share information that does not reflect the dividend waiver by Hudson City, MHC.

(5)	Computed based on total common shares issued, less treasury shares, unallocated ESOP shares and unvested stock award shares. Tangible book value excludes goodwill and other intangible assets.

Performance Graph
Pursuant to the regulations of the Securities and Exchange Commission, the graph below compares the performance of Hudson City Bancorp, Inc. with that of the Standard and Poor’s 500 Stock Index, and for all thrift stocks as reported by SNL Securities L.C. from December 31, 2004 through December 31, 2009. The graph assumes the reinvestment of dividends in all additional shares of the same class of equity securities as those listed below. The index level for all series was set to 100.00 on December 31, 2004.
Hudson City Bancorp, Inc. Total Return Performance

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Hudson City Bancorp, Inc.	100	108	127	140	153	138
SNL Thrift Index	100	104	121	72	46	43
S&P 500 Index	100	105	121	128	81	102

* Source: SNL Financial LC and Bloomberg Financial Database
There can be no assurance that stock performance will continue in the future with the same or similar trends as those depicted in the graph above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Executive Summary
We continue to focus on our traditional consumer-oriented business model by growing our franchise through the origination and purchase of one- to four-family mortgage loans. We have traditionally funded this loan production with customer deposits and borrowings. During 2009 we were able to fund substantially all of our loan production with deposit growth.
Our results of operations depend primarily on net interest income, which in part, is a direct result of the market interest rate environment. Net interest income is the difference between the interest income we earn on our interest-earning assets, primarily mortgage loans, mortgage-backed securities and investment securities, and the interest we pay on our interest-bearing liabilities, primarily time deposits, interest-bearing transaction accounts and borrowed funds. Net interest income is affected by the shape of the market yield curve, the timing of the placement and repricing of interest-earning assets and interest-bearing liabilities on our balance sheet, the prepayment rate on our mortgage-related assets and the calls of our borrowings. Our results of operations may also be affected significantly by general and local economic and competitive conditions, particularly those with respect to changes in market interest rates, credit quality, government policies and actions of regulatory authorities. Our results are also affected by the market price of our stock, as the expense of our employee stock ownership plan is related to the current price of our common stock.
The Federal Open Market Committee of the Board of Governors of the Federal Reserve System (the “FOMC”) noted that economic activity improved during the fourth quarter of 2009. The FOMC also noted that the housing sector has shown signs of improvement. However, the national unemployment rate continued to rise to 10.0% in December 2009 as compared to 9.8% in September 2009 and 7.4% in December 2008. The S&P/Case-Shiller Home Price Index for the New York metropolitan area, where most of our lending activity occurs, declined by approximately 7.1% in 2009 and by 9.2% in 2008. The S&P/Case-Shiller U.S. National Home Price Index decreased by 5.2% in 2009 and by 18.2% in 2008. Lower household wealth and tight credit conditions in addition to the increase in the national unemployment rate has resulted in the FOMC maintaining the overnight lending rate at zero to 0.25% during 2009. As a result, short-term market interest rates have remained at low levels during 2009. This allowed us to continue to re-price our short-term deposits thereby reducing our cost of funds. While longer-term market interest rates increased during 2009, rates on mortgage-related assets declined slightly, although to a lesser extent than the decline in our cost of funds. As a result, our net interest rate spread and net interest margin increased for 2009 as compared to 2008.
Net income amounted to $527.2 million for 2009, as compared to $445.6 million for 2008. For the year ended December 31, 2009, our return on average assets and average shareholders’ equity were 0.92% and 10.18%, respectively, as compared to 0.91% and 9.36% for 2008. The increases in our return on average equity and average assets are due primarily to the increase in our net income during 2009 as compared to 2008. The increase in net income occurred despite significantly higher deposit insurance fees, including the special assessment imposed in the second quarter of 2009 by the Federal Deposit Insurance Corporation (the “FDIC”), as well as a significantly higher provision for loan losses.
Net interest income increased $301.5 million, or 32.0%, to $1.24 billion for the 2009 as compared to $942.0 million for 2008. During 2009, our net interest rate spread increased 35 basis points to 1.92% and our net interest margin increased 25 basis points to 2.21% as compared to 2008. The increases in our net interest rate spread and net interest margin were due to a steeper yield curve which allowed us to reduce deposit costs at a faster pace than the decrease in our mortgage yields.

The provision for loan losses amounted to $137.5 million for 2009 as compared to $19.5 million for 2008. The increase in the provision for loan losses reflects the risks inherent in our loan portfolio due to decreases in real estate values in our lending markets, the increase in non-performing and delinquent loans, the increase in loan charge-offs, the continued weakened economic conditions and rising levels of unemployment during 2009 as well as the growth of the loan portfolio in the past year. Non-performing loans were $627.7 million or 1.98% of total loans at December 31, 2009 as compared to $217.6 million or 0.74% of total loans at December 31, 2008. Significant increases in job losses and unemployment throughout 2009 have had a negative impact on the financial condition of residential borrowers and their ability to remain current on their mortgage loans, which has had a material adverse impact on the quality of our loan portfolio. As a result, we experienced an increase in loan delinquencies, as well as an adverse impact on our loan loss experience, reflected in an increase in our charge-offs. These factors contributed to a significant increase in our provision for loan losses for 2009 and resulted in an increase in our allowance for loan losses.
Total non-interest income was $33.6 million for 2009 as compared to $8.5 million for 2008. Included in non-interest income were net gains on securities transactions of $24.2 million, substantially all of which resulted from the sale of $761.6 million of mortgage-backed securities available-for-sale. Proceeds from the securities sale were primarily used to fund the purchase of first mortgage loans during the second quarter of 2009. In addition, total non-interest income includes service charges and other income which increased slightly for 2009 as compared to 2008.
Total non-interest expense increased $67.5 million, or 34.1%, to $265.6 million for 2009 from $198.1 million for 2008. The increase is primarily due to the FDIC special assessment of $21.1 million and increases of $30.8 million in Federal deposit insurance expense, $9.9 million in compensation and employee benefits expense, and $4.0 million in other non-interest expense.
We grew our assets by 11.3% to $60.27 billion at December 31, 2009 from $54.15 billion at December 31, 2008. We grew our assets by 21.9% during 2008. We slowed our growth rate in 2009 as mortgage refinancing activity caused an increase in loan repayments and available reinvestment yields on securities decreased. We may continue to grow at a slower rate than in the past until market conditions allow us to grow interest-earning assets with higher yields than currently available and at a more favorable interest rate spread to the funding cost of interest-bearing liabilities.
Loans increased $2.28 billion to $31.72 billion at December 31, 2009 from $29.44 billion at December 31, 2008. While the residential real estate markets have weakened considerably during the past year, low market interest rates and an increase in mortgage refinancing caused by market interest rates that are at near-historic lows have resulted in increased loan originations. The increase in refinancing activity has also resulted in an increase in principal repayments.
Total securities increased $3.41 billion to $26.36 billion at December 31, 2009 from $22.95 billion at December 31, 2008. The increase in securities was primarily due to purchases (including purchases recorded in the fourth quarter of 2009 with settlement dates after December 31, 2009) of mortgage-backed and investment securities of $6.87 billion and $5.87 billion, respectively, partially offset by principal collections on mortgage-backed securities of $4.73 billion and sales of mortgage-backed securities of $761.6 million and calls of investment securities of $4.02 billion.
The increase in our total assets during 2009 was funded primarily by an increase in customer deposits. Deposits increased $6.12 billion to $24.58 billion at December 31, 2009 from $18.46 billion at December 31, 2008. The increase in deposits was attributable to growth in our time deposits and money market accounts. Borrowed funds decreased $250.0 million to $29.98 billion at December 31, 2009 from $30.23 billion at December 31, 2008. We anticipate that we will be able to fund our future growth primarily with customer deposits, using borrowed funds as a supplemental funding source if deposit growth decreases.

Comparison of Financial Condition at December 31, 2009 and December 31, 2008
During 2009, our total assets increased $6.12 billion, or 11.3%, to $60.27 billion at December 31, 2009 from $54.15 billion at December 31, 2008.
Net loans increased $2.28 billion, or 7.7%, to $31.72 billion at December 31, 2009 from $29.44 billion at December 31, 2008 due primarily to the origination of one-to four- family first mortgage loans in New Jersey, New York and Connecticut as well as our continued loan purchase activity. For 2009, we originated $6.06 billion and purchased $3.16 billion of loans, compared to originations of $5.04 billion and purchases of $3.06 billion for 2008. The origination and purchases of loans were partially offset by principal repayments of $6.77 billion in 2009 as compared to $2.82 billion for 2008. Loan originations have increased primarily due to our competitive rates and an increase in mortgage refinancing caused by market interest rates that are at near-historic lows. The increase in refinancing activity occurring in the marketplace also caused the increase in principal repayments during 2009.
Our first mortgage loan originations and purchases during 2009 were substantially all in one-to four-family mortgage loans. Approximately 47.0% of mortgage loan originations for 2009 were variable-rate loans as compared to approximately 58.0% for 2008. Approximately 61.0% of mortgage loans purchased during 2009 were fixed-rate mortgage loans. Fixed-rate mortgage loans accounted for 69.1% of our first mortgage loan portfolio at December 31, 2009 and 75.7% at December 31, 2008.
Non-performing loans amounted to $627.7 million or 1.98% of total loans at December 31, 2009 as compared to $217.6 million or 0.74% of total loans at December 31, 2008.
Total mortgage-backed securities increased $1.59 million to $21.08 billion at December 31, 2009 from $19.49 billion at December 31, 2008. This increase in total mortgage-backed securities resulted from the purchase of $6.87 billion of variable-rate mortgage-backed securities and collateralized mortgage obligations (“CMOs”), all of which were issued by U.S. government-sponsored enterprises (“GSEs”). The increase was partially offset by repayments of $4.73 billion and sales of $761.6 million. At December 31, 2009, variable-rate mortgage-backed securities accounted for 70.7% of our portfolio compared with 83.5% at December 31, 2008. The purchase of variable-rate mortgage-backed securities is a component of our interest rate risk management strategy. Since our loan portfolio includes a concentration of fixed-rate mortgage loans, the purchase of variable-rate mortgage-backed securities provides us with an asset that reduces our exposure to interest rate fluctuations.
Total investment securities increased $1.82 billion to $5.28 billion at December 31, 2009 as compared to $3.46 billion at December 31, 2008. The increase in investment securities is primarily due to purchases of $5.87 billion. The increase was partially offset by calls of investment securities of $4.02 billion.
Since we invest primarily in securities issued by GSEs, there were no debt securities past due or securities for which the Company currently believes it is not probable that it will collect all amounts due according to the contractual terms of the security.
Total cash and cash equivalents increased $299.4 million to $561.2 million at December 31, 2009 as compared to $261.8 million at December 31, 2008. This increase is due to liquidity provided by strong deposit growth and increased repayments on mortgage-related assets. In addition, we have maintained a higher level of Federal funds sold since other types of short- and medium-term investments are currently providing relatively low yields. Other assets increased $119.1 million, primarily due to the prepayment of the FDIC insurance assessment for 2010, 2011 and 2012 in the amount of $162.5 million. The required prepayment of the insurance assessment was a measure taken by the FDIC to restore the reserve ratio of the Deposit Insurance Fund (DIF). This increase was partially offset by a decrease in deferred tax assets of $45.8 million.

Total liabilities increased $5.72 billion, or 11.6%, to $54.93 billion at December 31, 2009 from $49.21 billion at December 31, 2008. The increase in total liabilities primarily reflected a $6.12 billion increase in deposits, partially offset by a $250.0 million decrease in borrowed funds.
Total deposits increased $6.12 billion, or 33.2%, to $24.58 billion at December 31, 2009 as compared to $18.46 billion at December 31, 2008. The increase in total deposits included a $3.12 billion increase in our time deposits, a $2.34 billion increase in our money market checking accounts and a $575.5 million increase in our interest-bearing transaction accounts and savings accounts. The increases in our deposits reflect our growth strategy, competitive pricing and the apparent increases in the U.S. household savings rate during the recent recessionary economy. At December 31, 2009 we had 131 branches as compared to 127 at December 31, 2008. We also began accepting deposits through our internet banking service in December 2008, which had $224.3 million in deposits at December 31, 2009.
Borrowings amounted to $29.98 billion at December 31, 2009 as compared to $30.23 billion at December 31, 2008. The decrease in borrowed funds was the result of repayments of $1.00 billion with a weighted average rate of 1.62%, largely offset by $750.0 million of new borrowings at a weighted-average rate of 1.69%. Borrowed funds at December 31, 2009 were comprised of $14.88 billion of Federal Home Loan Bank of New York (“FHLB”) advances and $15.10 billion of securities sold under agreements to repurchase.
Substantially all of our borrowed funds are callable at the discretion of the lender after an initial no-call period. Our callable borrowings typically have a final maturity of ten years, are callable quarterly and may not be called for an initial period of one to five years. We have used this type of borrowing primarily to fund our loan growth because these borrowings have a longer duration than shorter-term non-callable borrowings and have a lower cost than a non-callable borrowing with a maturity date similar to the initial call date of the callable borrowing. If interest rates were to decrease, or remain consistent with current rates, these borrowings would probably not be called and our average cost of existing borrowings would not decrease even as market interest rates decrease. Conversely, if interest rates increase above the market interest rate for similar borrowings, these borrowings would likely be called at their next call date and our cost to replace these borrowings would increase. We believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be called will not increase substantially unless interest rates were to increase by at least 300 basis points.
During 2009, we have been able to fund our asset growth with deposit inflows. We anticipate that we will be able to continue to use deposit growth to fund our asset growth, however, we may use borrowings as a supplemental funding source if deposit growth decreases. We anticipate that we would use longer term fixed-maturity borrowings with terms of two to five years for this purpose. Our new borrowings during 2009 consisted of non-callable borrowings of $400.0 million with maturities of one to three months and $350.0 million of non-callable borrowings with maturities of two to three years. In addition, during 2009, we modified $1.73 billion of borrowings to extend the call dates of the borrowings by between three and four years while keeping the interest rate consistent.
The Company has two collateralized borrowings in the form of repurchase agreements totaling $100.0 million with Lehman Brothers, Inc. Lehman Brothers, Inc. is currently in liquidation under the Securities Industry Protection Act. Mortgage-backed securities with an amortized cost of approximately $114.5 million are pledged as collateral for these borrowings. We intend to pursue full recovery of the pledged collateral in accordance with the contractual terms of the repurchase agreements. There can be no assurances that the final settlement of this transaction will result in the full recovery of the collateral or the full amount of the claim. We have not recognized a loss in our financial statements related to these repurchase agreements.
Due to brokers amounted to $100.0 million at December 31, 2009 as compared to $239.1 million at December 31, 2008. Due to brokers at December 31, 2009 represents securities purchased in the fourth quarter of 2009 with settlement dates in the first quarter of 2010. Other liabilities decreased to $275.6 million at December 31, 2009 as compared to $278.4 million at December 31, 2008. The decrease is primarily the result of a decrease in accrued expenses of $31.6 million, partially offset by an increase in accrued taxes of $25.8 million and in accrued interest payable on borrowings of $3.5 million. The decrease in accrued expenses is due primarily to a $39.9 million decrease in accrued pension liabilities that resulted from an increase in the pension plan’s funded status.
Total shareholders’ equity increased $400.4 million to $5.34 billion at December 31, 2009 from $4.94 billion at December 31, 2008. The increase was primarily due to net income of $527.2 million for 2009 and a $136.9 million increase in accumulated other comprehensive income, primarily due to an increase in the net unrealized gain on securities available-for-sale. The net unrealized gain reflects the general increase in value of our available-for-sale securities portfolio in the generally low prevailing interest rate environment at year-end. These increases to shareholders’ equity were partially offset by cash dividends paid to common shareholders of $288.4 million and repurchases of our common stock of $43.5 million.
As of December 31, 2009, there remained 50,123,550 shares that may be purchased under our existing stock repurchase programs. During 2009, we repurchased 4.0 million shares of our outstanding common stock at a total cost of $43.5 million. The average price per share repurchased in 2009 was $10.95. Our capital ratios remain in excess of the regulatory requirements for a well-capitalized bank. See “Liquidity and Capital Resources”.
The accumulated other comprehensive income of $184.5 million at December 31, 2009 includes a $205.8 million after-tax net unrealized gain on securities available-for-sale ($347.9 million pre-tax) partially offset by a $21.3 million after-tax accumulated other comprehensive loss related to the funded status of our employee benefit plans.
At December 31, 2009, our shareholders’ equity to asset ratio was 8.86% compared with 9.12% at December 31, 2008. For 2009, the ratio of average shareholders’ equity to average assets was 9.03% compared with 9.74% for 2008. The lower equity-to-assets ratios reflect our strategy to grow assets and pay dividends. Our book value per share, using the period-end number of outstanding shares, less purchased but unallocated employee stock ownership plan shares and less purchased but unvested recognition and retention plan shares, was $10.85 at December 31, 2009 and $10.10 at December 31, 2008. Our tangible book value per share, calculated by deducting goodwill and the core deposit intangible from shareholders’ equity, was $10.53 as of December 31, 2009 and $9.77 at December 31, 2008.
Analysis of Net Interest Income
Net interest income represents the difference between the interest income we earn on our interest-earning assets, such as mortgage loans, mortgage-backed securities and investment securities, and the expense we pay on interest-bearing liabilities, such as time deposits and borrowed funds. Net interest income depends on our volume of interest-earning assets and interest-bearing liabilities and the interest rates we earned or paid on them.

Average Balance Sheet. The following table presents certain information regarding our financial condition and net interest income for 2009, 2008, and 2007. The table presents the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. We derived the yields and costs by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. We derived average balances from daily balances over the periods indicated. Interest income includes fees that we considered adjustments to yields. Yields on tax-exempt obligations were not computed on a tax equivalent basis. Non-accrual loans were included in the computation of average balances and therefore have a zero yield. The yields set forth below include the effect of deferred loan origination fees and costs, and purchase premiums and discounts that are amortized or accreted to interest income.

	For the Year Ended December 31,

	2009				2008				2007

			Average				Average				Average
	Average		Yield/		Average		Yield/		Average		Yield/
	Balance	Interest	Cost		Balance	Interest	Cost		Balance	Interest	Cost

	(Dollars in thousands)
Assets:
Interest-earning assets:
First mortgage loans, net (1)	$30,126,469	$1,678,789	5.57%		$26,379,724	$1,523,521	5.78%		$21,208,167	$1,205,461	5.68%
Consumer and other loans	381,029	21,676	5.69		422,097	26,184	6.20		431,491	28,247	6.55
Federal funds sold	566,079	1,186	0.21		209,607	4,295	2.05		248,201	12,293	4.95
Mortgage-backed securities, at amortized cost	19,768,874	983,658	4.98		16,694,279	875,008	5.24		11,391,487	587,905	5.16
Federal Home Loan Bank stock	876,736	43,103	4.92		790,305	48,009	6.07		586,021	39,492	6.74
Investment securities, at amortized cost	4,577,148	213,374	4.66		3,602,206	176,208	4.89		5,358,155	254,107	4.74

Total interest-earning assets	56,296,335	2,941,786	5.23		48,098,218	2,653,225	5.52		39,223,522	2,127,505	5.42
Noninterest-earning assets	1,044,983				788,032				621,860

Total assets	$57,341,318				$48,886,250				$39,845,382

Liabilities and stockholders’ equity:
Interest-bearing liabilities:
Savings accounts	$749,439	5,640	0.75%		$724,943	5,485	0.76%		$775,802	6,330	0.82%
Interest-bearing transaction accounts	1,789,361	31,903	1.78		1,578,419	48,444	3.07		1,806,203	60,641	3.36
Money market accounts	3,823,116	69,008	1.81		2,227,261	73,180	3.29		1,176,185	47,172	4.01
Time deposits	14,771,051	376,917	2.55		11,546,958	454,248	3.93		10,005,377	492,793	4.93

Total interest-bearing deposits	21,132,967	483,468	2.29		16,077,581	581,357	3.62		13,763,567	606,936	4.41
Repurchase agreements	15,100,221	611,776	4.05		13,465,540	561,301	4.17		10,305,216	432,852	4.20
FHLB advances	15,035,798	603,064	4.01		13,737,057	568,590	4.14		10,286,869	440,534	4.28

Total borrowed funds	30,136,019	1,214,840	4.03		27,202,597	1,129,891	4.15		20,592,085	873,386	4.24

Total interest-bearing liabilities	51,268,986	1,698,308	3.31		43,280,178	1,711,248	3.95		34,355,652	1,480,322	4.31

Noninterest-bearing liabilities:
Noninterest-bearing deposits	576,575				554,584				514,685
Other noninterest-bearing liabilities	317,972				289,930				222,760

Total noninterest-bearing liabilities	894,547				844,514				737,445

Total liabilities	52,163,533				44,124,692				35,093,097
Stockholders’ equity	5,177,785				4,761,558				4,752,285

Total liabilities and stockholders’ equity	$57,341,318				$48,886,250				$39,845,382

Net interest income		$1,243,478				$941,977				$647,183

Net interest rate spread (2)			1.92				1.57				1.11
Net interest-earning assets	$5,027,349				$4,818,040				$4,867,870

Net interest margin (3)			2.21%				1.96%				1.65%
Ratio of interest-earning assets to interest-bearing liabilities			1.10	x			1.11	x			1.14	x

(1)	Amount is net of deferred loan costs and allowance for loan losses and includes non-performing loans.

(2)	Determined by subtracting the weighted average cost of average total interest-bearing liabilities from the weighted average yield on average total interest-earning assets.

(3)	Determined by dividing net interest income by average total interest-earning assets.

Rate/Volume Analysis. The following table presents the extent to which the changes in interest rates and the changes in volume of our interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to:
•	changes attributable to changes in volume (changes in volume multiplied by prior rate);

•	changes attributable to changes in rate (changes in rate multiplied by prior volume); and

•	the net change.
The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	2009 Compared to 2008			2008 Compared to 2007
	Increase (Decrease) Due To			Increase (Decrease) Due To
	Volume	Rate	Net	Volume	Rate	Net

	(In thousands)
Interest-earning assets:
First mortgage loans, net	$211,866	$(56,598)	$155,268	$296,643	$21,417	$318,060
Consumer and other loans	(2,443)	(2,065)	(4,508)	(597)	(1,466)	(2,063)
Federal funds sold	3,014	(6,123)	(3,109)	(1,677)	(6,321)	(7,998)
Mortgage-backed securities	153,977	(45,327)	108,650	277,849	9,254	287,103
Federal Home Loan Bank stock	4,857	(9,763)	(4,906)	12,737	(4,220)	8,517
Investment securities	45,780	(8,614)	37,166	(85,698)	7,799	(77,899)

Total	417,051	(128,490)	288,561	499,257	26,463	525,720

Interest-bearing liabilities:
Savings accounts	215	(60)	155	(400)	(445)	(845)
Interest-bearing transaction accounts	5,835	(22,376)	(16,541)	(7,241)	(4,956)	(12,197)
Money market accounts	37,937	(42,109)	(4,172)	35,760	(9,752)	26,008
Time deposits	106,911	(184,242)	(77,331)	69,745	(108,290)	(38,545)
Repurchase agreements	66,928	(16,453)	50,475	131,568	(3,119)	128,449
FHLB advances	52,690	(18,216)	34,474	142,921	(14,865)	128,056

Total	270,516	(283,456)	(12,940)	372,353	(141,427)	230,926

Net change in net interest income	$146,535	$154,966	$301,501	$126,904	$167,890	$294,794

Comparison of Operating Results for the Years Ended December 31, 2009 and 2008
General. Net income was $527.2 million for 2009, an increase of $81.6 million, or 18.3%, compared with net income of $445.6 million for 2008. Basic and diluted earnings per common share were $1.08 and $1.07, respectively for 2009 as compared to basic and diluted earnings per share of $0.92 and $0.90, respectively for 2008. For 2009, our return on average shareholders’ equity was 10.18%, compared with 9.36% for 2008. Our return on average assets for 2009 was 0.92% as compared to 0.91% for 2008. The increase in the return on average equity and assets is primarily due to the increase in net income during 2009.
Interest and Dividend Income. Total interest and dividend income for 2009 increased $288.6 million, or 10.9%, to $2.94 billion as compared to $2.65 billion for 2008. The increase in total interest and dividend income was primarily due to an $8.20 billion, or 17.0%, increase in the average balance of total interest-earning assets to $56.30 billion for 2009 as compared to $48.10 billion for 2008. The increase in the average balance of total interest-earning assets was partially offset by a decrease of 29 basis points in the weighted-average yield on total interest-earning assets to 5.23% for 2009 from 5.52% for 2008.
Interest on first mortgage loans increased $155.3 million, or 10.2%, to $1.68 billion for 2009 as compared to $1.52 billion for 2008. This was primarily due to a $3.75 billion increase in the average balance of first mortgage loans to $30.13 billion during 2009 as compared to $26.38 billion for 2008, which reflected our continued emphasis on the growth of our mortgage loan portfolio and an increase in mortgage originations due to the refinancing activity caused by market interest rates that are at near-historic lows. The positive impact on first mortgage loan interest income from the increase in the average balance was partially offset by a 21 basis point decrease in the weighted-average yield to 5.57% for 2009 as compared to 5.78% for 2008. The decrease in the average yield earned was due to lower market interest rates on mortgage products and also due to the continued mortgage refinancing activity. During 2009, existing mortgage customers refinanced or modified approximately $2.80 billion in mortgage loans with a weighted average rate of 5.78% to a new rate of 5.03%. We allow existing customers to modify their mortgage loans, for a fee, with the intent of maintaining our customer relationship in periods of extensive refinancing due to a low interest rate environment. The modification changes the existing interest rate to the market rate for a product currently offered by us with a similar or reduced term. We generally do not extend the maturity date of the loan. To qualify for a modification, the loan should be current and our review of past payment performance should indicate that no payments were past due in any of the 12 preceding months. In general, all other terms and conditions of the existing mortgage remain the same.
Interest on consumer and other loans decreased $4.5 million to $21.7 million for 2009 from $26.2 million for 2008. The average balance of consumer and other loans decreased $41.1 million to $381.0 million for 2009 as compared to $422.1 million for 2008 and the average yield earned decreased 51 basis points to 5.69% as compared to 6.20% for 2008.
Interest on mortgage-backed securities increased $108.7 million, or 12.4%, to $983.7 million for 2009 as compared to $875.0 million for 2008. This increase was due primarily to a $3.08 billion increase in the average balance of mortgage-backed securities to $19.77 billion during 2009 as compared to $16.69 billion for 2008, partially offset by a 26 basis point decrease in the weighted-average yield to 4.98% as compared to 5.24% for the same respective periods.
The increase in the average balance of mortgage-backed securities is due to purchases of these securities during 2009 which provide us with a source of cash flow from monthly principal and interest payments. The decrease in the weighted average yield on mortgage-backed securities is a result of lower yields on securities purchased during the second half of 2008 and for 2009 compared to the yields on the $4.73 billion of mortgage-backed securities that matured during the year.
Interest on investment securities increased $37.2 million to $213.4 million for 2009 as compared to $176.2 million for 2008. This increase was due primarily to a $974.9 million increase in the average balance of investment securities to $4.58 billion for 2009 from $3.60 billion for 2008. The impact on interest income from the increase in the average balance of investment securities was partially offset by a decrease in the average yield of investment securities of 23 basis points to 4.66% in 2009 as compared to 4.89% in 2008.
Dividends on FHLB stock decreased $4.9 million, or 10.2%, to $43.1 million for 2009 as compared to $48.0 million for 2008. The decrease was due primarily to a 115 basis point decrease in the average yield to 4.92% as compared to 6.07% for 2008. The decrease in the average yield earned was partially offset by an $86.4 million increase in the average balance to $876.7 million for 2009 as compared to $790.3 million for 2008.
Interest Expense. Total interest expense for 2009 decreased $12.9 million to $1.70 billion as compared to $1.71 billion for 2008. This decrease was primarily due to a 64 basis point decrease in the weighted-average cost of total interest-bearing liabilities to 3.31% for 2009 compared with 3.95% for 2008. The decrease was partially offset by a $7.99 billion, or 18.5%, increase in the average balance of total interest-bearing liabilities to $51.27 billion for the year ended December 31, 2009 as compared to $43.28 billion for 2008.
Interest expense on our time deposit accounts decreased $77.3 million to $376.9 million for 2009 as compared to $454.2 million for 2008. This decrease was due to a decrease in the weighted-average cost of 138 basis points to 2.55% for 2009 from 3.93% for 2008. This decrease was partially offset by a $3.22 billion increase in the average balance of time deposit accounts to $14.77 billion for 2009 from $11.55 billion for 2008. Interest expense on money market accounts decreased $4.2 million to $69.0 million for 2009 as compared to $73.2 million for the same period in 2008. This decrease was due to a 148 basis point decrease in the weighted-average cost to 1.81%, partially offset by a $1.59 billion increase in the average balance to $3.82 billion as compared to $2.23 billion for 2008. Interest expense on our interest-bearing transaction accounts decreased $16.5 million to $31.9 million for 2009 as compared to $48.4 million for 2008. The decrease is due to a 129 basis point decrease in the weighted-average cost to 1.78%, partially offset by a $210.9 million increase in the average balance to $1.79 billion.
The increases in the average balances of interest-bearing deposits reflect our plan to expand our branch network and to grow deposits in our existing branches by offering competitive rates. Also, in response to the economic recession, we believe that households have increased their personal savings and customers have sought insured bank deposit products as an alternative to investments such as equity securities and bonds. We believe these factors contributed to our deposit growth. The decrease in the average cost of deposits for 2009 reflected lower market interest rates.
Interest expense on borrowed funds increased $84.9 million to $1.21 billion for 2009 as compared to $1.13 billion for 2008. This was primarily due to a $2.94 billion increase in the average balance of borrowed funds to $30.14 billion, partially offset by a 12 basis point decrease in the weighted-average cost of borrowed funds to 4.03%.
The decrease in the average cost of borrowings for 2009 reflected new borrowings in 2009 and 2008, when market interest rates were lower than existing borrowings and borrowings that matured. Substantially all of our borrowings are callable quarterly at the discretion of the lender after an initial no-call period of one to five years with a final maturity of ten years. At December 31, 2009, we had $22.25 billion of borrowed funds with a weighted-average rate of 4.14% and with call dates within one year. We believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be called will not increase substantially unless interest rates were to increase by at least 300 basis points. During 2009, we modified $1.73 billion of borrowings to extend the call dates of the borrowings by between three and four years while keeping the interest rates consistent. See “Liquidity and Capital Resources.”
Net Interest Income. Net interest income increased $301.5 million, or 32.0%, to $1.24 billion for 2009 compared to $942.0 million for 2008. Our net interest rate spread increased 35 basis points to 1.92% for 2009 from 1.57% for 2008. Our net interest margin increased 25 basis points to 2.21% for 2009 from 1.96% for 2008.
The increase in our net interest margin and net interest rate spread was primarily due to the decrease in the weighted-average cost of interest-bearing liabilities. The yield curve steepened during 2009, with short-term rates decreasing slightly while longer-term rates increased. Notwithstanding the increase in long-term rates, market rates on mortgage loans remain at near-historic lows, resulting in increased refinancing activity which resulted in a decrease in the yield we earned on mortgage-related assets. However, we were able to reduce deposit costs to a greater extent than the decrease in mortgage yields thereby increasing our net interest rate spread and net interest margin.
Provision for Loan Losses. The provision for loan losses amounted to $137.5 million for 2009 as compared to $19.5 million for 2008. The allowance for loan losses (“ALL”) amounted to $140.1 million and $49.8 million at December 31, 2009 and 2008, respectively. We recorded our provision for loan losses during 2009 based on our ALL methodology that considers a number of quantitative and qualitative factors, including the amount of non-performing loans, the loss experience of our non-performing loans, conditions in the real estate and housing markets, current economic conditions, particularly increasing levels of unemployment, and growth in the loan portfolio. See “Critical Accounting Policies — Allowance for Loan Losses.”
Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties. Our loan growth is primarily concentrated in one- to four-family mortgage loans with original loan-to-value (“LTV”) ratios of less than 80%. The average LTV ratio of our 2009 one- to four-family first mortgage loan originations and our total one- to four-family first mortgage loan portfolio were 60.5% and 60.8%, respectively using the appraised value at the time of origination. The value of the property used as collateral for our loans is dependent upon local market conditions. As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations. Based on our analysis of the data for the fourth quarter of 2009, we concluded that home values in the Northeast quadrant of the United States, where most of our lending activity occurs, have continued to decline from 2008 levels, as evidenced by reduced levels of sales, increasing inventories of houses on the market, declining house prices and an increase in the length of time houses remain on the market. However, the rate of decline in home values decreased during the second half of 2009. We define the Northeast quadrant of the country generally as those states that are east of the Mississippi River and as far south as South Carolina.
The following table presents the geographic distribution of our loan portfolio as a percentage of total loans and of our non-performing loans as a percentage of total non-performing loans. The LTV ratio is for non-performing first mortgage loans and is based on appraised value at the time of origination.

	At December 31, 2009
			Average LTV ratio
			of Non-performing
	Total loans	Non-performing loans	first mortgage loans
New Jersey	43.0%	41.6%	69%
New York	18.2	18.0	70
Connecticut	12.6	4.2	72

Total New York metropolitan area	73.8	63.8	69

Virginia	4.6	6.2	78
Illinois	3.9	5.6	78
Maryland	3.5	5.1	76
Massachusetts	2.7	2.3	75
Pennsylvania	2.0	1.9	75
Minnesota	1.4	1.8	82
Michigan	1.3	4.2	75
All others	6.8	9.1	71

Total Outside New York metropolitan area	26.2	36.2	75

	100.0%	100.0%	72%

The national economy has been in a recessionary cycle for approximately 2 years with the housing and real estate markets suffering significant losses in value. The faltering economy has been marked by contractions in the availability of business and consumer credit, increases in corporate borrowing rates, falling home prices, increasing home foreclosures and rising levels of unemployment. Economic conditions have improved slightly during the second half of 2009 although unemployment rates continued to increase. We continue to closely monitor the local and national real estate markets and other factors related to risks inherent in our loan portfolio. We determined the provision for loan losses for 2009 based on our evaluation of the foregoing factors, the growth of the loan portfolio, the recent increases in delinquent loans, non-performing loans and net loan charge-offs, and the increasing trend in the unemployment rate.
At December 31, 2009, first mortgage loans secured by one-to four-family properties accounted for 98.7% of total loans. Fixed-rate mortgage loans represent 69.1% of our first mortgage loans. Compared to adjustable-rate loans, fixed-rate loans possess less inherent credit risk since loan payments do not change in response to changes in interest rates. In addition, we do not originate or purchase loans with payment options, negative amortization loans or sub-prime loans.
Included in our loan portfolio at December 31, 2009 and December 31, 2008 are interest-only loans of approximately $4.59 billion and $3.47 billion, respectively. These loans are originated as adjustable rate mortgage loans with initial terms of five, seven or ten years with the interest-only portion of the payment based upon the initial loan term, or offered on a 30-year fixed-rate loan, with interest-only payments for the first 10 years of the obligation. At the end of the initial 5-, 7- or 10-year interest-only period, the loan payment will adjust to include both principal and interest and will amortize over the remaining term so the loan will be repaid at the end of its original life. These loans are underwritten using the fully-amortizing payment amount. We had $82.2 million and $16.6 million of non-performing interest-only loans at December 31, 2009 and December 31, 2008, respectively.
Non-performing loans amounted to $627.7 million at December 31, 2009 as compared to $217.6 million at December 31, 2008. Non-performing loans at December 31, 2009 included $613.6 million of one- to four-family first mortgage loans as compared to $207.0 million at December 31, 2008. The ratio of non-performing loans to total loans was 1.98% at December 31, 2009 compared with 0.74% at December 31, 2008. Loans delinquent 60 to 89 days amounted to $182.5 million at December 31, 2009 as compared to $104.7 million at December 31, 2008. Foreclosed real estate amounted to $16.7 million at December 31, 2009 as compared to $15.5 million at December 31, 2008. As a result of our conservative underwriting policies, our borrowers typically have a significant amount of equity, at the time of origination, in the underlying real estate that we use as collateral for our loans. Due to the steady deterioration of real estate values over the last three years, the LTV ratios based on appraisals obtained at time of origination do not necessarily indicate the extent to which we may incur a loss on any given loan that may go into foreclosure. However, our lower average LTV ratios have helped to moderate our charge-offs as there has generally been adequate equity behind our first lien as of the foreclosure date to satisfy our loan.
As a result of the increase in non-performing loans, the ratio of the ALL to non-performing loans decreased from 102.09% at December 31, 2006 to 22.32% at December 31, 2009. During this same period, the ratio of the ALL to total loans increased from 0.17% to 0.44%. Historically, our non-performing loans have been a negligible percentage of our total loan portfolio and, as a result, our ratio of the ALL to non-performing loans was high and did not serve as a reasonable measure of the adequacy of our ALL. The decline in the ratio of the ALL to non-performing loans is not, absent other factors, an indication of the adequacy of the ALL since there is not necessarily a direct relationship between changes in various asset quality ratios and changes in the ALL and non-performing loans. In the current economic environment, a loan generally becomes non-performing when the borrower experiences financial difficulty. In many cases, the borrower also has a second mortgage or home equity loan on the property. In substantially all of these cases, we do not hold the second mortgage or home equity loan as this is not a business we have actively pursued.
The Company’s losses on non-performing loans increased in 2009 but, overall, have been modest due to our first lien position and relatively low average LTV ratios. We generally obtain new collateral values for loans after 180 days of delinquency. If the estimated fair value of the collateral (less estimated selling costs) is less than the recorded investment in the loan, we charge-off an amount to reduce the loan to the fair value of the collateral less estimated selling costs. As a result, certain losses inherent in our non-performing loans are being recognized as charge-offs which may result in a lower ratio of the ALL to non-performing loans when accompanied by a concurrent increase in total non-performing loans (i.e. due to the addition of new non-performing loans). Charge-offs amounted to $47.2 million, consisting of 517 loans, for 2009 and $4.4 million, consisting of 47 loans, in 2008. These charge-offs were primarily due to the results of our reappraisal process for our non-performing residential first mortgage loans with only 55 loans disposed of through the foreclosure process during 2009 with a final loss on sale (after previous charge-offs) of $2.4 million. The results of our reappraisal process and our recent charge-off history are also considered in the determination of the ALL. At December 31, 2009 the average LTV ratio (using appraised values at the time of origination) of our non-performing loans was 72.4% and was 60.8% for our total mortgage loan portfolio. Thus, the ratio of the ALL to non-performing loans needs to be viewed in the context of the underlying LTV’s of the non-performing loans and the relative decline in home values.
As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations including the Office of Federal Housing Enterprise Oversight and Case-Shiller. Our Asset Quality Committee (“AQC”) uses these indices and a stratification of our loan portfolio by state as part of its quarterly determination of the ALL. We do not apply different loss factors based on geographic locations since, at December 31, 2009, 73.8% of our loan portfolio and 63.8% of our non-performing loans are located in the New York metropolitan area. In addition, we obtain updated collateral values when a loan becomes 180 days past due which we believe identifies potential charge-offs more accurately than a house price index that is based on a wide geographic area and includes many different types of houses. However, we use the house price indices to identify geographic areas experiencing weaknesses in housing markets to determine if an overall adjustment to the ALL is required based on loans we have in those geographic areas and to determine if changes in the loss factors used in the ALL quantitative analysis are necessary. Our quantitative analysis of the ALL accounts for increases in non-performing loans by applying progressively higher risk factors to loans as they become more delinquent.
Due to the nature of our loan portfolio, our evaluation of the adequacy of our ALL is performed primarily on a “pooled” basis. Each month we prepare an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type (one- to four-family, multi-family, commercial, construction, etc.), loan source (originated or purchased) and payment status (i.e., current or number of days delinquent). Loans with known potential losses are categorized separately. We assign potential loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to charge-off history, delinquency trends, portfolio growth and the status of the regional economy and housing market, in order to ascertain that the loss factors cover probable and estimable losses inherent in the portfolio. Based on our recent loss experience on non-performing loans, we increased the loss factors used in our quantitative analysis of the ALL for our one- to four-family first mortgage loans during 2009. If our future loss experience requires additional increases in our loss factors, this may result in increased levels of loan loss provisions.
In addition to our quantitative systematic methodology, we also use qualitative analyses to determine the adequacy of our ALL. Our qualitative analyses include further evaluation of economic factors, such as trends in the unemployment rate, as well as a ratio analysis to evaluate the overall measurement of the ALL. This analysis includes a review of delinquency ratios, net charge-off ratios and the ratio of the ALL to both non-performing loans and total loans. This qualitative review is used to reassess the overall determination of the ALL and to ensure that directional changes in the ALL and the provision for loan losses are supported by relevant internal and external data.
We consider the average LTV of our non-performing loans and our total portfolio in relation to the overall changes in house prices in our lending markets when determining the ALL. This provides us with a “macro” indication of the severity of potential losses that might be expected. Since substantially all our portfolio consists of first mortgage loans on residential properties, the LTV is particularly important to us when a loan becomes non-performing. The weighted average LTV in our one- to four-family mortgage loan portfolio at December 31, 2009 was 60.8%, using appraised values at the time of origination. The average LTV ratio of our non-performing loans was 72.4% at December 31, 2009. Based on the valuation indices, house prices have declined in the New York metropolitan area, where 63.8% of our non-performing loans were located at December 31, 2009, by approximately 20% from the peak of the market in 2006 through November 2009 and by 29% nationwide during that period. Changes in house values may affect our loss experience which may require that we change the loss factors used in our quantitative analysis of the allowance for loan losses. There can be no assurance whether significant further declines in house values may occur and result in a higher loss experience and increased levels of charge-offs and loan loss provisions.
Net charge-offs amounted to $47.2 million for 2009 as compared to net charge-offs of $4.4 million for 2008. Our charge-offs on non-performing loans have historically been low relative to the size of our portfolio due to the amount of underlying equity in the properties collateralizing our first mortgage loans. Until this current recessionary cycle, it was our experience that as a non-performing loan approached foreclosure, the borrower sold the underlying property or, if there was a second mortgage or other subordinated lien, the subordinated lien holder would purchase the property to protect their interest thereby resulting in the full payment of principal and interest to Hudson City Savings Bank (“Hudson City Savings”). This process normally took approximately 12 months. However, due to the unprecedented level of foreclosures and the desire by most states to slow the foreclosure process, we are now experiencing a time frame to repayment or foreclosure ranging from 24 to 30 months from the initial non-performing period. If real estate prices decline further, this extended time may result in further charge-offs. In addition, current conditions in the housing market have made it more difficult for borrowers to sell homes to satisfy the mortgage and second lien holders are less likely to purchase the property and repay our loan if the value of the property is not enough to satisfy their loan. We continue to monitor closely the property values underlying our non-performing loans during this timeframe and take appropriate charge-offs when the loan balances exceed the underlying property values.
At December 31, 2009 and December 31, 2008, commercial and construction loans evaluated for impairment in accordance with Financial Accounting Standards Board (“FASB”) guidance amounted to $11.2 million and $9.5 million, respectively. Based on this evaluation, we established an ALL of $2.1 million for loans classified as impaired at December 31, 2009 compared to $818,000 at December 31, 2008.
The markets in which we lend have experienced significant declines in real estate values which we have taken into account in evaluating our ALL. Although we believe that we have established and maintained the ALL at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Increases in our loss experience on non-performing loans, the loss factors used in our quantitative analysis of the ALL and continued increases in overall loan delinquencies can have a significant impact on our need for increased levels of loan loss provisions in the future. No assurance can be given in any particular case that our LTV ratios will provide full protection in the event of borrower default. Although we use the best information available, the level of the ALL remains an estimate that is subject to significant judgment and short-term change. See “Critical Accounting Policies.”
Non-Interest Income. Total non-interest income was $33.6 million for 2009 as compared to $8.5 million for 2008. Non-interest income primarily consists of service charges on loans and deposits. Included in non-interest income of 2009 were net gains on securities transactions of $24.2 million which resulted primarily from the sale of $761.6 million of mortgage-backed securities available-for-sale. Proceeds from the securities sale were primarily used to fund the purchase of first mortgage loans during the second quarter of 2009.
Non-Interest Expense. Total non-interest expense for the year ended December 31, 2009 was $265.6 million as compared to $198.1 million during 2008. The increase is primarily due to the FDIC special assessment of $21.1 million, a $30.8 million increase in Federal deposit insurance expense, a $9.9 million increase in compensation and employee benefits expense, and a $4.0 million increase in other non-interest expense. The special assessment and the increase in Federal deposit insurance expense were the result of the restoration plan implemented by the FDIC to recapitalize the Deposit Insurance Fund. The increase in compensation and employee benefits expense included a $6.0 million increase in compensation costs, due primarily to normal increases in salary as well as additional full time employees, a $3.3 million increase in pension costs and a $3.4 million increase in costs related to our health plan. These increases were partially offset by a $2.8 million decrease in expense related to our stock benefit plans. This decrease was due primarily to a decrease in ESOP expense as a result of changes in the price of our common stock during 2009. Included in other non-interest expense for the year ended December 31, 2009 were write-downs on foreclosed real estate and net losses on the sale of foreclosed real estate, of $2.4 million as compared to $1.3 million for 2008.
Our efficiency ratio was 20.80% for 2009 as compared to 20.84% for 2008. The efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income and non-interest income. Our ratio of non-interest expense to average total assets for 2009 was 0.46% as compared to 0.41% for 2008.
Income Taxes. Income tax expense amounted to $346.7 million for 2009 compared with $287.3 million for 2008. Our effective tax rate for 2009 was 39.67% compared with 39.21% for 2008.
Comparison of Operating Results for the Years Ended December 31, 2008 and 2007
General. Net income was $445.6 million for 2008, an increase of $149.7 million, or 50.6%, as compared to $295.9 million for 2007. Basic and diluted earnings per common share were $0.92 and $0.90, respectively, for 2008, as compared to $0.59 and $0.58, respectively, for 2007. For 2008, our return on average shareholders’ equity was 9.36%, compared with 6.23% for 2007. Our return on average assets for 2008 was 0.91% as compared to 0.74% for 2007. The increase in the return on average equity and assets is primarily due to the increase in net income during 2008.
Interest and Dividend Income. Total interest and dividend income for 2008 increased $525.7 million, or 24.7%, to $2.65 billion as compared to $2.13 billion for 2007. The increase in total interest and dividend income was primarily due to an $8.88 billion, or 22.6%, increase in the average balance of total interest-earning assets to $48.10 billion for 2008 as compared to $39.22 billion for 2007. The increase in interest and dividend income was also partially due to an increase of 10 basis points in the weighted-average yield on total interest-earning assets to 5.52% for 2008 from 5.42% for 2007.
Interest on first mortgage loans increased $318.1 million to $1.52 billion for 2008 as compared to $1.21 billion for 2007. This was primarily due to a $5.17 billion increase in the average balance of first mortgage loans to $26.38 billion for 2008 as compared to $21.21 billion for 2007. This increase reflected our continued emphasis on the growth of our mortgage loan portfolio. The increase in first mortgage loan interest income was also due to a 10 basis point increase in the weighted-average yield to 5.78% for 2008. Notwithstanding the decrease in long-term market interest rates noted above, mortgage rates have remained at a wider spread relative to U.S. Treasury securities resulting in higher yields on mortgage loans.
Interest on consumer and other loans decreased $2.0 million to $26.2 million for 2008 as compared to $28.2 million for 2007. The average balance of consumer and other loans decreased $9.4 million to $422.1 million for 2008 as compared to $431.5 million for 2007 and the average yield earned decreased 35 basis points to 6.20% as compared to 6.55% for the same periods.
Interest on mortgage-backed securities increased $287.1 million to $875.0 million for 2008 as compared to $587.9 million for 2007. This increase was due primarily to a $5.30 billion increase in the average balance of mortgage-backed securities to $16.69 billion during 2008 as compared to $11.39 billion for 2007, and an 8 basis point increase in the weighted-average yield to 5.24% for 2008.
The increases in the average balances of mortgage-backed securities were due to purchases of variable-rate mortgage-backed securities as part of our interest rate risk management strategy. Since a substantial portion of our loan production consists of fixed-rate mortgage loans, the purchase of variable-rate mortgage-backed securities provides us with an asset that reduces our exposure to interest rate fluctuations while providing a source of cash flow from monthly principal and interest payments. The increase in the weighted average yields for 2008 on mortgage-backed securities is a result of the purchase of new securities during the second half of 2007 and the first half of 2008 when market interest rates were higher than the yield earned on the existing portfolio.
Interest on investment securities decreased $77.9 million to $176.2 million during 2008 as compared to $254.1 million for 2007. This decrease was due primarily to a $1.76 billion decrease in the average balance of investment securities to $3.60 billion for 2008 as compared to $5.36 billion for 2007. The decrease in the average balance of investment securities was due to increased call activity as a result of the decrease in market rates of securities with a shorter duration during 2008. The average yield on investment securities increased 15 basis points to 4.89% during 2008.
Dividends on FHLB stock increased $8.5 million, or 21.5%, to $48.0 million for 2008 as compared to $39.5 million for 2007. This increase was due to a $204.3 million increase in the average balance to $790.3 million for 2008 as compared to $586.0 million for 2007. The increase was partially offset by a 67 basis point decrease in the average yield to 6.07% as compared to 6.74% for 2007.
Interest Expense. Total interest expense for 2008 increased $230.9 million, or 15.6%, to $1.71 billion as compared to $1.48 billion for 2007. This increase was primarily due to an $8.92 billion, or 26.0%, increase in the average balance of total interest-bearing liabilities to $43.28 billion for 2008 compared with $34.36 billion for 2007. The increase in the average balance of total interest-bearing liabilities was partially offset by a 36 basis point decrease in the weighted-average cost of total interest-bearing liabilities to 3.95% for 2008 compared with 4.31% for 2007.
Interest expense on our time deposit accounts decreased $38.6 million to $454.2 million for 2008 as compared to $492.8 million for 2007. This decrease was due primarily to a decrease of 100 basis points in the weighted-average cost to 3.93%. This decrease was partially offset by a $1.54 billion increase in the average balance of time deposit accounts to $11.55 billion for 2008 from $10.01 billion for 2007. Interest expense on money market accounts increased $26.0 million to $73.2 million for 2008 as compared to $47.2 million for 2007. This increase was due to a $1.05 billion increase in the average balance to $2.23 billion, partially offset by a 72 basis point decrease in the weighted-average cost to 3.29% for 2008. The increase in our time deposits and money market checking accounts reflects our competitive pricing, our branch expansion and customer preference for short-term deposit products. In addition, the turmoil in the credit and equity markets has made deposit products in strong financial institutions desirable for many customers.
Interest expense on our interest-bearing transaction accounts decreased $12.2 million to $48.4 million for 2008 as compared to $60.6 million for 2007. This decrease was primarily due to a $227.8 million decrease in the average balance to $1.58 billion and a 29 basis point decrease in the average cost to 3.07% for 2008. The decrease in the average balance reflects customer preferences for short-term time and money market deposit products.
Interest expense on borrowed funds increased $256.5 million to $1.13 billion for 2008 as compared to $873.4 million for 2007 primarily due to a $6.61 billion increase in the average balance of borrowed funds to $27.20 billion as compared to $20.59 billion for 2007. The weighted average cost of borrowed funds decreased 9 basis points to 4.15% for 2008 as compared to 4.24% for 2007.
Borrowed funds were used to fund a significant portion of the growth in interest-earning assets in 2008. The decrease in the average cost of borrowings during 2008 reflected new borrowings in 2008, when market interest rates were lower than existing borrowings and borrowings that were called. Substantially all of our borrowings are callable quarterly at the discretion of the lender after an initial non-call period of one to five years with a final maturity of ten years.

Net Interest Income. Net interest income increased $294.8 million, or 45.6%, to $942.0 million for 2008 as compared with $647.2 million for 2007. Our net interest rate spread increased 46 basis points to 1.57% for 2008 from 1.11% for 2007. Our net interest margin increased 31 basis points to 1.96% from 1.65% for the same respective periods.
The increase in our net interest margin and net interest rate spread was primarily due to the increase in the weighted-average yield on interest-earning assets and a decrease in the weighted-average cost of interest-bearing liabilities. The decreases in market interest rates that began during the second half of 2007 and continued through 2008 allowed us to lower the cost of our deposits while the yields on our mortgage-related assets remained stable. As a result, our net interest rate margin and net interest rate spread increased during 2008.
Provision for Loan Losses. The provision for loan losses amounted to $19.5 million for 2008 as compared to $4.8 million for 2007. The ALL amounted to $49.8 million and $34.7 million at December 31, 2008 and 2007, respectively. We recorded our provision for loan losses during 2008 based on our ALL methodology that considers a number of quantitative and qualitative factors, including the amount of non-performing loans, which increased to $217.6 million at December 31, 2008 as compared to $79.4 million at December 31, 2007. The higher provision for loan losses during 2008 reflects the risks inherent in our loan portfolio due to weakening real estate markets, the increases in non-performing loans and net charge-offs and the overall growth in the loan portfolio. See “Critical Accounting Policies — Allowance for Loan Losses.”
Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties. Our loan growth was primarily concentrated in one- to four-family mortgage loans with original loan-to-value ratios of less than 80%. The average loan-to-value ratio of our 2008 first mortgage loan originations and our total first mortgage loan portfolio was 60% and 61%, respectively using the appraised value at the time of origination. The value of the property used as collateral for our loans is dependent upon local market conditions. As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations. Based on our analysis of the data for 2008, we concluded that home values in the Northeast quadrant of the United States, where most of our lending activity occurs, deteriorated during 2007 and 2008 as evidenced by reduced levels of sales, increasing inventories of houses on the market, declining house prices and an increase in the length of time houses remain on the market. In addition, general economic conditions in the United States also worsened and entered a recession by the first quarter of 2008. We considered these trends in economic and market conditions in determining the provision for loan losses also taking into account the continued growth of our loan portfolio.
We define the Northeast quadrant of the country generally as those states that are east of the Mississippi River and as far south as South Carolina. At December 31, 2008, approximately 69.7% of our total loans are in the New York metropolitan area. Additionally, the states of Virginia, Illinois, Maryland, Massachusetts, Minnesota, Michigan and Pennsylvania accounted for 5.5%, 4.3%, 4.2%, 3.0%, 1.8%, 1.7% and 1.5%, respectively of total loans. The remaining 8.3% of the loan portfolio is secured by real estate primarily in the remainder of the Northeast quadrant of the United States. With respect to our non-performing loans, approximately 65.3% are in the New York metropolitan area and 4.2%, 3.5%, 5.4%, 2.7%, 3.8%, 3.7% and 1.5% are located in the states of Virginia, Illinois, Maryland, Massachusetts, Minnesota, Michigan and Pennsylvania, respectively. The remaining 9.9% of our non-performing loans are secured by real estate primarily in the remainder of the Northeast quadrant of the United States.
During 2008, the fallout from the sub-prime mortgage market continued and the national economy entered a recession with particular emphasis on the deterioration of the housing and real estate markets. The faltering economy was marked by contractions in the availability of business and consumer credit, increases in corporate borrowing rates, falling home prices, increasing home foreclosures and unemployment. As a result, the financial, capital and credit markets experienced significant adverse conditions. These conditions caused significant deterioration in the activity of the secondary residential mortgage market and a lack of available liquidity. The disruptions were exacerbated by the acceleration of the decline of the real estate and housing market. We determined the provision for loan losses for 2008 based on our evaluation of the foregoing factors, the growth of the loan portfolio, the recent increases in non-performing loans and net loan charge-offs and expected growth in non-performing loans.
At December 31, 2008, first mortgage loans secured by one-to four-family properties accounted for 98.4% of total loans. Fixed-rate mortgage loans represent 75.7% of our first mortgage loans. Compared to adjustable-rate loans, fixed-rate loans possess less inherent credit risk since loan payments do not change in response to changes in interest rates. In addition, we do not originate or purchase loans with payment options, negative amortization loans or sub-prime loans.
Non-performing loans amounted to $217.6 million at December 31, 2008 as compared to $79.4 million at December 31, 2007. Non-performing loans at December 31, 2008 included $207.0 million of one- to four-family first mortgage loans as compared to $75.8 million at December 31, 2007. The ratio of non-performing loans to total loans was 0.74% at December 31, 2008 compared with 0.33% at December 31, 2007. The ALL as a percent of total loans and non-performing loans was 0.17% and 22.89%, respectively at December 31, 2008 as compared to 0.14% and 43.75%, respectively at December 31, 2007. Loans delinquent 60 to 89 days amounted to $104.7 million at December 31, 2008 as compared to $40.6 million at December 31, 2007. Foreclosed real estate amounted to $15.5 million at December 31, 2008 as compared to $4.1 million at December 31, 2007. As a result of our underwriting policies, our borrowers typically have a significant amount of equity, at the time of origination, in the underlying real estate that we use as collateral for our loans. At December 31, 2008, our non-performing mortgage loans had an average loan-to-value ratio of approximately 68.3% based on the appraised value at the time of origination. Due to the steady deterioration of real estate values, the loan-to-value ratios based on appraisals obtained at time of origination do not necessarily indicate the extent to which we may incur a loss on any given loan that may go into foreclosure. In January 2009, our non-performing loans increased by $37.0 million to $254.6 million.
Net charge-offs amounted to $4.4 million for 2008 as compared to net charge-offs of $684,000 for 2007. The increase in charge-offs was primarily related to non-performing residential loans for which current appraised values indicated declines in the value of the underlying collateral. Our charge-offs on non-performing loans have historically been low due to the amount of underlying equity in the properties collateralizing our first mortgage loans. Typically, as a non-performing loan approaches foreclosure, the borrower will sell the underlying property or, if there is a subordinated lien eliminating the borrower’s equity, the subordinated lien holder would purchase the property to protect its interest resulting in the full payment of principal and interest to Hudson City Savings. In normal markets this process takes 6 to 12 months. However, due to the unprecedented level of foreclosures and the desire by most states to slow the foreclosure process, we are now experiencing a time frame to repayment or foreclosure ranging from 18 to 24 months from the initial non-performing period. As real estate prices continue to decline, this extended time may result in further charge-offs. In addition, current conditions in the housing market have made it more difficult for borrowers to sell homes to satisfy the mortgage and second lien holders are less likely to purchase the property and repay our loan if the value of the property is not enough to satisfy their loan. We continue to monitor closely the property values underlying our non-performing loans during this timeframe and take appropriate charge-offs when the loan balances exceed the underlying property values.
At December 31, 2008 and 2007, commercial and construction loans evaluated for impairment in accordance with FASB guidance amounted to $9.5 million and $3.5 million, respectively. Based on this evaluation, we established an ALL of $818,000 for loans classified as impaired at December 31, 2008 compared to $268,000 at December 31, 2007.

Non-Interest Income. Total non-interest income was $8.5 million for 2008 compared with $7.3 million for 2007. The increase in non-interest income is primarily due to an increase in service charges on deposits as a result of deposit account growth.
Non-Interest Expense. Total non-interest expense increased $30.2 million, or 18.0%, for the year ended December 31, 2008 to $198.1 million compared with $167.9 million during 2007. The increase is primarily due to a $20.6 million increase in compensation and employee benefits expense, a $2.6 million increase in Federal deposit insurance expense and a $5.9 million increase in other non-interest expense. The increase in compensation and employee benefits expense included an $8.4 million increase in expense related to our employee stock ownership plan primarily as a result of increases in our stock price, a $6.3 million increase in compensation costs, due primarily to normal increases in salary and additional full time employees for our new branches, and a $2.3 million increase in stock option plan expense. The increase in the Federal deposit insurance expense is the result of an assessment credit that was used to offset 100% of our 2007 deposit insurance assessment of $7.3 million. During 2008, we used the remaining assessment credit of $5.1 million to offset a portion of our 2008 deposit insurance. Included in other non-interest expense for the year ended December 31, 2008 were write-downs on foreclosed real estate and net losses on the sale of foreclosed real estate, of $1.3 million as compared to $112,000 for 2007.
Our efficiency ratio was 20.84% for 2008 as compared to 25.66% for the year ended December 31, 2007. Our ratio of non-interest expense to average total assets for 2008 was 0.41% as compared to 0.42% for 2007.
Income Taxes. Income tax expense amounted to $287.3 million for 2008 compared with $185.9 million for 2007. Our effective tax rate for 2008 was 39.21% compared with 38.59% for 2007.
Asset Quality
One of our key operating objectives has been, and continues to be, to maintain a high level of asset quality. Through a variety of strategies we have been proactive in addressing problem loans and non-performing assets. The national economy has been in a recessionary cycle for approximately two years. The faltering economy has been marked by contractions in the availability of business and consumer credit, falling home prices, increasing home foreclosures and rising unemployment levels. See “Critical Accounting Policies – Allowance for Loan Losses” and “Comparison of Operating Results for the Years Ended December 31, 2009 and 2008 – Provision for Loan Losses”.
Loans delinquent 60 days to 89 days and 90 days or more were as follows as of the dates indicated:

	At December 31,
	2009					2008				2007
	60-89 Days		90 Days or More		60-89 Days		90 Days or More		60-89 Days		90 Days or More
		Principal		Principal		Principal		Principal		Principal		Principal
	No. of	Balance	No. of	Balance	No. of	Balance	No. of	Balance	No. of	Balance	No. of	Balance
	Loans	of Loans	Loans	of Loans	Loans	of Loans	Loans	of Loans	Loans	of Loans	Loans	of Loans

	(Dollars in thousands)
One- to four-family first mortgages	408	$171,913	1,480	$581,786	265	$100,604	527	$200,642	103	$32,448	198	$71,614
FHA/VA first mortgages	35	8,650	115	31,855	5	874	30	6,407	12	1,995	21	4,157
Multi-family and commercial mortgages	2	1,088	1	1,414	1	1,417	4	1,854	3	1,393	2	2,028
Construction loans	—	—	6	9,764	—	—	5	7,610	3	4,457	1	647
Consumer and other loans	14	882	34	2,876	11	1,850	14	1,061	7	329	12	956

Total delinquent loans (60 days and over)	459	$182,533	1,636	$627,695	282	$104,745	580	$217,574	128	$40,622	234	$79,402

Delinquent loans (60 days and over) to total loans		0.57%		1.98%		0.36%		0.74%		0.17%		0.33%

The following table presents information regarding non-performing assets as of the dates indicated.

	At December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)

Non-accrual first mortgage loans	$583,200	$202,496	$71,932	$20,053	$9,649
Non-accrual construction loans	6,624	7,610	647	3,098	—
Non-accrual consumer and other loans	1,916	626	956	1,217	2
Accruing loans delinquent 90 days or more	35,955	6,842	5,867	5,630	9,661

Total non-performing loans	627,695	217,574	79,402	29,998	19,312
Foreclosed real estate, net	16,736	15,532	4,055	3,161	1,040

Total non-performing assets	$644,431	$233,106	$83,457	$33,159	$20,352

Non-performing loans to total loans	1.98%	0.74%	0.33%	0.16%	0.13%
Non-performing assets to total assets	1.07	0.43	0.19	0.09	0.07

Liquidity and Capital Resources
The term “liquidity” refers to our ability to generate adequate amounts of cash to fund loan originations, loan and security purchases, deposit withdrawals, repayment of borrowings and operating expenses. Our primary sources of funds are deposits, borrowings, the proceeds from principal and interest payments on loans and mortgage-backed securities, the maturities and calls of investment securities and funds provided by our operations. Deposit flows, calls of investment securities and borrowed funds, and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of the receipt of these sources of funds. Our membership in the FHLB provides us access to additional sources of borrowed funds, which is generally limited to approximately twenty times the amount of FHLB stock owned. We also have the ability to access the capital markets from time to time, depending on market conditions.
Our primary investing activities are the origination and purchase of one-to four-family real estate loans and consumer and other loans, the purchase of mortgage-backed securities, and the purchase of investment securities. These activities are funded primarily by deposit growth, borrowings and principal and interest payments on loans, mortgage-backed securities and investment securities. We originated $6.06 billion and purchased $3.16 billion of loans during of 2009 as compared to $5.04 billion and $3.06 billion during 2008. While the residential real estate markets have slowed during the past year, our competitive rates and an increase in mortgage refinancing have resulted in increased origination production for 2009. The increase in refinancing activity occurring in the marketplace has also caused an increase in principal repayments which amounted to $6.77 billion for 2009 as compared to $2.82 billion for 2008. At December 31, 2009, commitments to originate and purchase mortgage loans amounted to $538.0 million and $157.5 million, respectively as compared to $337.6 million and $219.1 million, respectively at December 31, 2008. Conditions in the secondary mortgage market have made it more difficult for us to purchase loans that meet our underwriting standards. We expect that the amount of loan purchases may be at reduced levels for the near-term.

Purchases of mortgage-backed securities during 2009 were $7.11 billion as compared to $7.18 billion during 2008. The slight decrease in the purchases of mortgage-backed securities was due to our ability to utilize deposit growth for the increased mortgage loan production during 2009. In addition, we increased our purchases of investment securities since the yields on these securities were more attractive than the yields currently being earned on mortgage-backed securities. We sold $761.6 million of mortgage-backed securities during 2009, resulting in a gain of $24.0 million. We used the proceeds from the sales to fund the purchase of first mortgage loans. There were no securities sales in 2008.
We purchased $5.87 billion of investment securities during 2009 as compared to $2.10 billion during 2008. Proceeds from the calls of investment securities amounted to $4.02 billion during 2009 as compared to $2.81 billion for 2008.
During 2009, principal repayments on loans totaled $6.77 billion as compared to $2.82 billion for 2008. Principal payments on mortgage-backed securities amounted to $4.73 billion and $2.31 billion for those same respective periods. These increases in principal repayments were due primarily to the refinancing activity caused by market interest rates that are at near-historic lows.
As part of the membership requirements of the FHLB, we are required to hold a certain dollar amount of FHLB common stock based on our mortgage-related assets and borrowings from the FHLB. During 2009, we purchased a net $9.2 million of FHLB common stock compared with net purchases of $170.2 million during 2008.
Our primary financing activities consist of gathering deposits, engaging in wholesale borrowings, repurchases of our common stock and the payment of dividends.
Total deposits increased $6.12 billion during 2009 as compared to an increase of $3.31 billion for 2008. These increases reflect our growth strategy, competitive pricing and the apparent recent increases in the U.S. household savings rate during the recent recessionary economy. Deposit flows are typically affected by the level of market interest rates, the interest rates and products offered by competitors, the volatility of equity markets, and other factors. Time deposits scheduled to mature within one year were $13.08 billion at December 31, 2009. These time deposits have a weighted average rate of 1.87%. We anticipate that we will have sufficient resources to meet this current funding commitment. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with us as renewed time deposits or as transfers to other deposit products at the prevailing interest rate.
We have historically used wholesale borrowings to fund our investing and financing activities. However, during 2009, we were able to fund substantially all of our growth with deposit inflows. Principal repayments of borrowed funds totaled $1.00 billion, largely offset by $750.0 million in new borrowings. At December 31, 2009, we had $22.25 billion of borrowed funds with a weighted-average rate of 4.14% and with call dates within one year. We anticipate that none of these borrowings will be called assuming current market interest rates remain stable. We believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be called will not increase substantially unless interest rates were to increase by at least 300 basis points. However, in the event borrowings are called, we anticipate that we will have sufficient resources to meet this funding commitment by borrowing new funds at the prevailing market interest rate, using funds generated by deposit growth or by using proceeds from securities sales. In addition, at December 31, 2009 we had $300.0 million of borrowings with a weighted average rate of 5.68% that are scheduled to mature within one year.
Our borrowings have traditionally consisted of structured callable borrowings with ten year final maturities and initial non-call periods of one to five years. We have used this type of borrowing primarily to fund our loan growth because they have a longer duration than shorter-term non-callable borrowings and have a slightly lower cost than a no-callable borrowing with a maturity date similar to the initial call date of the callable borrowing.

During 2009, we were able to fund our asset growth primarily with deposit inflows. In order to effectively manage our interest rate risk and liquidity risk resulting from our current callable borrowing position, we are pursuing a variety of strategies to reduce callable borrowings while continuing to pursue our growth plans. We intend to continue focusing on funding our growth primarily with customer deposits, using borrowed funds as a supplemental funding source if deposit growth decreases which will allow us to achieve a greater balance between deposits and borrowings. If necessary to fund our growth and provide for liquidity, we may borrow a combination of short- term borrowings with maturities of three to six months and longer-term fixed-maturity borrowings with terms of two to five years. We also intend to modify certain borrowings to extend their call dates, which we began to do during 2009. During 2009, we modified approximately $1.73 billion of callable borrowings to extend the call dates of the borrowings by between three and four years as part of this strategy. In addition, we are considering prepayment of certain borrowings; however, at this time, we have no immediate plans to make any such prepayments, and we anticipate that any prepayment of borrowings will be limited. Our new borrowings in 2009 consisted of non-callable borrowings of $400.0 million with maturities of one to three months and $350.0 million of non-callable borrowings with maturities of two to three years.
Total cash and cash equivalents increased $299.4 million to $561.2 million at December 31, 2009 as compared to $261.8 million at December 31, 2008. This increase is due to liquidity being provided by the strong deposit growth and increased repayments on mortgage-related assets. In addition, we have maintained a higher level of Federal funds sold since other types of short- and medium-term investments are currently providing relatively low yields.
Cash dividends paid during 2009 were $288.4 million. During 2009, we purchased 4.0 million shares of our common stock at an aggregate cost of $43.5 million. At December 31, 2009, there remained 50,123,550 shares that may be purchased under existing stock repurchase programs.
The primary source of liquidity for Hudson City Bancorp, the holding company of Hudson City Savings, is capital distributions from Hudson City Savings. During 2009, Hudson City Bancorp received $338.5 million in dividend payments from Hudson City Savings. The primary use of these funds is the payment of dividends to our shareholders and, when appropriate as part of our capital management strategy, the repurchase of our outstanding common stock. Hudson City Bancorp’s ability to continue these activities is dependent upon capital distributions from Hudson City Savings. Applicable federal law may limit the amount of capital distributions Hudson City Savings may make. At December 31, 2009, Hudson City Bancorp had total cash and due from banks of $224.6 million.
At December 31, 2009, Hudson City Savings exceeded all regulatory capital requirements. Hudson City Savings’ tangible capital ratio, leverage (core) capital ratio and total risk-based capital ratio were 7.59%, 7.59% and 21.02%, respectively.
Off-Balance Sheet Arrangements and Contractual Obligations
Hudson City Bancorp is a party to certain off-balance sheet arrangements, which occur in the normal course of our business, to meet the credit needs of our customers and the growth initiatives of the Bank. These arrangements are primarily commitments to originate and purchase mortgage loans, and to purchase mortgage-backed securities. We are also obligated under a number of non-cancelable operating leases.
The following table summarizes contractual obligations of Hudson City by contractual payment period, as of December 31, 2009.

	Payments Due By Period
		Less Than	One Year to	Three Years to	More Than
Contractual Obligation	Total	One Year	Three Years	Five Years	Five Years
	(In thousands)

Mortgage loan originations	$537,997	$537,997	$—	$—	$—
Mortgage loan purchases	157,476	157,476	—	—	—
Mortgage-backed security purchases	1,251,000	1,251,000	—	—	—
Operating leases	151,453	8,974	18,302	17,695	106,482

Total	$2,097,926	$1,955,447	$18,302	$17,695	$106,482

Commitments to extend credit are agreements to lend money to a customer as long as there is no violation of any condition established in the contract. Commitments to fund first mortgage loans generally have fixed expiration dates of approximately 90 days and other termination clauses. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Hudson City Savings evaluates each customer’s credit-worthiness on a case-by-case basis. Additionally, we have available home equity, overdraft and commercial/construction lines of credit, which do not have fixed expiration dates, of approximately $179.7 million, $2.9 million, and $12.8 million. We are not obligated to advance further amounts on credit lines if the customer is delinquent, or otherwise in violation of the agreement. The commitments to purchase first mortgage loans and mortgage-backed securities had a normal period from trade date to settlement date of approximately 60 days.
Recent Accounting Pronouncements
In January 2010, the FASB issued an accounting standards update regarding disclosure requirements for fair value measurement. This update provides amendments to fair value measurement that require new disclosures related to transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. The update also provides amendments clarifying level of disaggregation and disclosures about inputs and valuation techniques along with conforming amendments to the guidance on employers’ disclosures about postretirement benefit plan assets. This update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010. We do not expect that this accounting standard update will have a material impact on our financial condition, results of operations or financial statement disclosures.
In June 2009, the FASB Codification (the “Codification”) was issued. The Codification is the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of the Codification did not have an impact on our consolidated financial condition and results of operations.
In June 2009, the FASB issued an accounting standards update to the accounting and disclosure requirements for the consolidation of variable interest entities. The guidance affects the overall consolidation analysis and requires enhanced disclosure on involvement with variable interest entities. The guidance is effective for fiscal years beginning after November 15, 2009. We do not expect that the guidance will have a material impact on our financial condition, results of operations or financial statement disclosures.
In June 2009, the FASB issued an accounting standards update to the accounting and disclosure requirements for transfers of financial assets. The guidance defines the term “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor should account for the transfer as a sale only if it transfers an entire financial asset or a group of entire financial assets and surrenders control over the entire transferred asset(s). The guidance requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. We do not expect that the guidance will have a material impact on our financial condition, results of operations or financial statement disclosures.

Impact of Inflation and Changing Prices
The Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements of Hudson City Bancorp have been prepared in accordance with U.S. generally accepted accounting principles, commonly referred as GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than do the effects of inflation.
Critical Accounting Policies
We have identified the accounting policies below as critical to understanding our financial results. In addition, Note 2 to the Audited Consolidated Financial Statements contains a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the ALL, the measurement of stock-based compensation expense and the measurement of the funded status and cost of our pension and other post-retirement benefit plans involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are continually reviewed by management, and are periodically reviewed with the Audit Committee and our Board of Directors.
Allowance for Loan Losses
The ALL has been determined in accordance with GAAP, under which we are required to maintain an adequate ALL at December 31, 2009. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our ALL is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.
Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties resulting in a loan concentration in residential first mortgage loans at December 31, 2009. As a result of our lending practices, we also have a concentration of loans secured by real property located primarily in New Jersey, New York and Connecticut. At December 31, 2009, approximately 73.8% of our total loans were in the New York metropolitan area. Additionally, the states of Virginia, Illinois, Maryland, Massachusetts, Minnesota, Michigan and Pennsylvania accounted for 4.6%, 3.9%, 3.5%, 2.7%, 1.4%, 1.3% and 2.0%, respectively, of total loans. The remaining 6.8% of the loan portfolio is secured by real estate primarily in the remainder of the Northeast quadrant of the United States. Based on the composition of our loan portfolio and the growth in our loan portfolio, we believe the primary risks inherent in our portfolio are the continued weakened economic conditions due to the recent U.S. recession, continued high levels of unemployment, rising interest rates in the markets we lend and a continuing decline in real estate market values. Any one or a combination of these adverse trends may adversely affect our loan portfolio resulting in increased delinquencies, non-performing assets, loan losses and future levels of loan loss provisions. We consider these trends in market conditions in determining the ALL.
Due to the nature of our loan portfolio, our evaluation of the adequacy of our ALL is performed primarily on a “pooled” basis. Each month we prepare an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type (one- to four-family, multi-family, commercial, construction, etc.), loan source (originated or purchased) and payment status (i.e., current or number of days delinquent). Loans with known potential losses are categorized separately. We assign potential loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to charge-off history, delinquency trends, portfolio growth and the status of the regional economy and housing market, in order to ascertain that the loss factors cover probable and estimable losses inherent in the portfolio. Based on our recent loss experience on non-performing loans, we increased the loss factors used in our quantitative analysis of the ALL for our one- to four-family first mortgage loans during 2009. We use this analysis, as a tool, together with principal balances and delinquency reports, to evaluate the adequacy of the ALL. Other key factors we consider in this process are current real estate market conditions in geographic areas where our loans are located, changes in the trend of non-performing loans, the results of our foreclosed property transactions, the current state of the local and national economy, changes in interest rates and loan portfolio growth. Any one or a combination of these adverse trends may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and future levels of provisions.
We maintain the ALL through provisions for loan losses that we charge to income. We charge losses on loans against the ALL when we believe the collection of loan principal is unlikely. We establish the provision for loan losses after considering the results of our review as described above. We apply this process and methodology in a consistent manner and we reassess and modify the estimation methods and assumptions used in response to changing conditions. Such changes, if any, are approved by our AQC each quarter.
Hudson City Savings defines the population of potential impaired loans to be all non-accrual construction, commercial real estate and multi-family loans. Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral or the present value of the loan’s expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and consumer loans, are specifically excluded from the impaired loan analysis.
We believe that we have established and maintained the ALL at adequate levels. Additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although management uses the best information available, the level of the ALL remains an estimate that is subject to significant judgment and short-term change.
Stock-Based Compensation
We recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value for all awards granted, modified, repurchased or cancelled after January 1, 2006 and for the portion of outstanding awards for which the requisite service was not rendered as of January 1, 2006, in accordance with ASC 718-10. We have made annual grants of performance-based stock options since 2006 that vest if certain financial performance measures are met. In accordance with ASC 718-10-30-6, we assess the probability of achieving these financial performance measures and recognize the cost of these performance-based grants if it is probable that the financial performance measures will be met. This probability assessment is subjective in nature and may change over the assessment period for the performance measures.
We estimate the per share fair value of option grants on the date of grant using the Black-Scholes option pricing model using assumptions for the expected dividend yield, expected stock price volatility, risk-free interest rate and expected option term. These assumptions are based on our analysis of our historical option exercise experience and our judgments regarding future option exercise experience and market conditions. These assumptions are subjective in nature, involve uncertainties and, therefore, cannot be determined with precision. The Black-Scholes option pricing model also contains certain inherent limitations when applied to options that are not traded on public markets.
The per share fair value of options is highly sensitive to changes in assumptions. In general, the per share fair value of options will move in the same direction as changes in the expected stock price volatility, risk-free interest rate and expected option term, and in the opposite direction of changes in the expected dividend yield. For example, the per share fair value of options will generally increase as expected stock price volatility increases, risk-free interest rate increases, expected option term increases and expected dividend yield decreases. The use of different assumptions or different option pricing models could result in materially different per share fair values of options.
Pension and Other Post-retirement Benefit Assumptions
Non-contributory retirement and post-retirement defined benefit plans are maintained for certain employees, including retired employees hired on or before July 31, 2005 who have met other eligibility requirements of the plans. We adopted ASC 715, Retirement Benefits. This ASC requires an employer to: (a) recognize in its statement of financial condition an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year; and (c) recognize, in comprehensive income, changes in the funded status of a defined benefit post-retirement plan in the year in which the changes occur.
We provide our actuary with certain rate assumptions used in measuring our benefit obligation. We monitor these rates in relation to the current market interest rate environment and update our actuarial analysis accordingly. The most significant of these is the discount rate used to calculate the period-end present value of the benefit obligations, and the expense to be included in the following year’s financial statements. A lower discount rate will result in a higher benefit obligation and expense, while a higher discount rate will result in a lower benefit obligation and expense. The discount rate assumption was determined based on a cash flow/yield curve model specific to our pension and post-retirement plans. We compare this rate to certain market indices, such as long-term treasury bonds, or the Moody’s bond indices, for reasonableness. A discount rate of 6.00% was selected for the December 31, 2009 measurement date and the 2010 expense calculation.
For our pension plan, we also assumed an annual rate of salary increase of 4.00% for future periods. This rate is corresponding to actual salary increases experienced over prior years. We assumed a return on plan assets of 8.25% for future periods. We actuarially determine the return on plan assets based on actual plan experience over the previous ten years. The actual return on plan assets was 12.9% for 2009 and a net loss of 28.2% in 2008. Our net loss on plan assets during 2008 was a result of the economic recession and conditions in the equity and credit markets during that year. There can be no assurances with respect to actual return on plan assets in the future. We continually review and evaluate all actuarial assumptions affecting the pension plan, including assumed return on assets.
For our post-retirement benefit plan, the assumed health care cost trend rate used to measure the expected cost of other benefits for 2009 was 8.50%. The rate was assumed to decrease gradually to 4.75% for 2016 and remain at that level thereafter. Changes to the assumed health care cost trend rate are expected to have an immaterial impact as we capped our obligations to contribute to the premium cost of coverage to the post-retirement health benefit plan at the 2007 premium level.
Securities Impairment
Our available-for-sale securities portfolio is carried at estimated fair value with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income/loss in shareholders’ equity. Debt securities which we have the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. The fair values for our securities are obtained from an independent nationally recognized pricing service.
Substantially all of our securities portfolio is comprised of mortgage-backed securities and debt securities issued by a GSE. The fair value of these securities is primarily impacted by changes in interest rates. We generally view changes in fair value caused by changes in interest rates as temporary, which is consistent with our experience.

In April 2009, the FASB issued guidance which changes the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recognized in earnings. This staff position requires that an entity assess whether an impairment of a debt security is other-than-temporary and, as part of that assessment, determine its intent and ability to hold the security. If the entity intends to sell the debt security, an other-than-temporary impairment shall be considered to have occurred. In addition, an other-than-temporary impairment shall be considered to have occurred if it is more likely than not that it will be required to sell the security before recovery of its amortized cost.
We conduct a periodic review and evaluation of the securities portfolio to determine if a decline in the fair value of any security below its cost basis is other-than-temporary. Our evaluation of other-than-temporary impairment considers the duration and severity of the impairment, our intent and ability to hold the securities and our assessments of the reason for the decline in value and the likelihood of a near-term recovery. The unrealized losses on securities in our portfolio were due primarily to changes in market interest rates subsequent to purchase. In addition, we only purchase securities issued by GSEs. As a result, the unrealized losses on our securities were not considered to be other-than-temporary and, accordingly, no impairment loss was recognized during 2009.
Management of Market Risk
General
As a financial institution, our primary component of market risk is interest rate volatility. Our net income is primarily based on net interest income, and fluctuations in interest rates will ultimately impact the level of both income and expense recorded on a large portion of our assets and liabilities. Fluctuations in interest rates will also affect the market value of our interest-earning assets and interest-bearing liabilities, other than those that possess a short term to maturity. Due to the nature of our operations, we are not subject to foreign currency exchange or commodity price risk. We do not own any trading assets. We did not engage in any hedging transactions that use derivative instruments (such as interest rate swaps and caps) during 2009 and did not have any such hedging transactions in place at December 31, 2009. Our mortgage loan and mortgage-backed security portfolios, which comprise 87.1% of our balance sheet, are subject to risks associated with the economy in the New York metropolitan area, the general economy of the United States and the recent pressure on housing prices. We continually analyze our asset quality and believe our allowance for loan losses is adequate to cover known or potential losses.
The difference between rates on the yield curve, or the shape of the yield curve, impacts our net interest income. The Federal Open Market Committee of the Board of Governors of the Federal Reserve System (the “FOMC”) noted that economic activity has continued to improve during the fourth quarter of 2009. The FOMC also noted that the housing sector has shown signs of improvement. However, the national unemployment rate continued to rise to 10.0% in December 2009 as compared to 9.8% in September 2009 and 7.4% in December 2008. The S&P/Case-Shiller Home Price Index for the New York metropolitan area, where most of our lending activity occurs, declined by approximately 7.1% in 2009 and by 9.2% in 2008. The S&P/Case-Shiller U.S. National Home Price Index decreased by 5.3% in 2009 and by 18.2% in 2008. Lower household wealth and tight credit conditions in addition to the increase in the national unemployment rate has resulted in the FOMC maintaining the overnight lending rate at zero to 0.25% during the fourth quarter of 2009, with plans to maintain this level for an “extended period.”
As a result, short-term market interest rates have remained at low levels during the fourth quarter of 2009. This allowed us to continue to re-price our short-term deposits thereby reducing our cost of funds. While longer-term market interest rates increased during the fourth quarter of 2009, thus steepening the slope of the market yield curve, rates on mortgage-related assets declined slightly, although to a lesser extent than the decline in our cost of funds. Due to our investment and financing decisions, the more positive the slope of the yield curve the more favorable the environment is for our ability to generate net interest income. Our interest-bearing liabilities generally reflect movements in short- and intermediate-term rates, while our interest-earning assets, a majority of which have initial terms to maturity or repricing greater than one year, generally reflect movements in intermediate- and long-term interest rates. A positive slope of the yield curve allows us to invest in interest-earning assets at a wider spread to the cost of interest-bearing liabilities. Due to these changes in market rates, our net interest rate spread and net interest margin increased for the fourth quarter and full year of 2009 from the three and twelve-month periods ended December 31, 2008.
The impact of interest rate changes on our interest income is generally felt in later periods than the impact on our interest expense due to differences in the timing of the recognition of items on our balance sheet. The timing of the recognition of interest-earning assets on our balance sheet generally lags the current market rates by 60 to 90 days due to the normal time period between commitment and settlement dates. In contrast, the recognition of interest-bearing liabilities on our balance sheet generally reflects current market interest rates as we generally fund purchases at the time of settlement. During a period of decreasing short-term interest rates, as was experienced during these past 12 months, this timing difference had a positive impact on our net interest income as our interest-bearing liabilities reset to the current lower interest rates. If short-term interest rates were to increase, the cost of our interest-bearing liabilities would also increase and have an adverse impact on our net interest income.
Also impacting our net interest income and net interest rate spread is the level of prepayment activity on our interest-sensitive assets. The actual amount of time before mortgage loans and mortgage-backed securities are repaid can be significantly impacted by changes in market interest rates and mortgage prepayment rates. Mortgage prepayment rates will vary due to a number of factors, including the regional economy in the area where the underlying mortgages were originated, availability of credit, seasonal factors and demographic variables. However, the major factors affecting prepayment rates are prevailing interest rates, related mortgage refinancing opportunities and competition. Generally, the level of prepayment activity directly affects the yield earned on those assets, as the payments received on the interest-earning assets will be reinvested at the prevailing lower market interest rate. Prepayment rates are generally inversely related to the prevailing market interest rate, thus, as market interest rates increase, prepayment rates tend to decrease. Prepayment rates on our mortgage-related assets have increased during 2009, due to the current low market interest rate environment. We believe the higher level of prepayment activity may continue as market interest rates are expected to remain at the current low levels through at least the first half of 2010.
Calls of investment securities and borrowed funds are also impacted by the level of market interest rates. The level of calls of investment securities are generally inversely related to the prevailing market interest rate, meaning as rates decrease the likelihood of a security being called would increase. The level of call activity generally affects the yield earned on these assets, as the payment received on the security would be reinvested at the prevailing lower market interest rate. During 2009 we saw an increase in call activity on our investment securities as market interest rates remained at these historic lows. We anticipate continued calls of investment securities due to the anticipated continuation of the low current market interest rate environment. However, the level of calls may not be as great as in 2009 as we experienced significant turnover of the portfolio in 2009 and the interest rates for the new securities are already close to current market.
Our borrowings have traditionally consisted of structured callable borrowings with ten year final maturities and initial non-call periods of one to five years. We have used this type of borrowing primarily to fund our loan growth because they have a longer duration than shorter-term non-callable borrowings and have a slightly lower cost than a non-callable borrowing with a maturity date similar to the initial call date of the callable borrowing. Our new borrowings in 2009 consisted of non-callable borrowings of

$400.0 million with maturities of one to three months and $350.0 million of non-callable borrowings with maturities of two to three years.
During 2009, we were able to fund our asset growth primarily with deposit inflows. In order to effectively manage our interest rate risk and liquidity risk resulting from our current callable borrowing position, we are pursuing a variety of strategies to reduce callable borrowings while continuing to pursue our growth plans. We intend to continue focusing on funding our growth primarily with customer deposits, using borrowed funds as a supplemental funding source if deposit growth decreases which will allow us to achieve a greater balance between deposits and borrowings. If necessary to fund our growth and provide for liquidity, we may borrow a combination of short- term borrowings with maturities of three to six months and longer-term fixed-maturity borrowings with terms of two to five years. We also intend to modify certain borrowings to extend their call dates, which we began to do during 2009. During 2009, we modified approximately $1.73 billion of callable borrowings to extend the call dates of the borrowings by between three and four years as part of this strategy. In addition, we are considering prepayment of certain borrowings; however, at this time, we have no immediate plans to make any such prepayments, and we anticipate that any prepayment of borrowings will be limited.
The likelihood of a borrowing being called is directly related to the current market interest rates, meaning the higher that interest rates move, the more likely the borrowing would be called. The level of call activity generally affects the cost of our borrowed funds, as the call of a borrowing would generally necessitate the re-borrowing of the funds at the higher current market interest rate. During 2009 we experienced no call activity on our borrowed funds due to the continued low levels of market interest rates. At December 31, 2009, we had $22.25 billion of borrowed funds, with a weighted-average rate of 4.14%, with call dates within one year. We anticipate that none of these borrowings will be called assuming current market interest rates remain stable or increase modestly. We believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be called will not increase substantially unless interest rates were to increase by at least 300 basis points. However, in the event borrowings are called, we anticipate that we will have sufficient resources to meet this funding commitment by borrowing new funds at the prevailing market interest rate, using funds generated by deposit growth or by using proceeds from securities sales.
Management of Interest Rate Risk
The primary objectives of our interest rate risk management strategy are to:
•	evaluate the interest rate risk inherent in our balance sheet accounts;

•	determine the appropriate level of interest rate risk given our business plan, the current business environment and our capital and liquidity requirements; and

•	manage interest rate risk in a manner consistent with the approved guidelines and policies set by our Board of Directors.
We seek to manage our asset/liability mix to help minimize the impact that interest rate fluctuations may have on our earnings. To achieve the objectives of managing interest rate risk, our Asset/Liability Committee meets weekly to discuss and monitor the market interest rate environment compared to interest rates that are offered on our products. This committee consists of the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and other senior officers of the institution as required. The Asset/Liability Committee presents periodic reports to the Board of Directors at its regular meetings and, on a quarterly basis, presents a comprehensive report addressing the results of activities and strategies and the effect that changes in interest rates will have on our results of operations and the present value of our equity.
Historically, our lending activities have emphasized one- to four-family fixed-rate first and second mortgage loans, while purchasing variable-rate or hybrid mortgage-backed securities to offset our predominantly fixed-rate loan portfolio. The current prevailing interest rate environment and the desires of our customers have resulted in a demand for long-term hybrid and fixed-rate mortgage loans. In the past several years, we have attempted to originate and purchase a larger percentage of variable-rate mortgage-related assets in order to better manage our interest rate risk. Variable-rate mortgage-related assets include those loans or securities with a contractual annual rate adjustment after an initial fixed-rate period of one to ten years. These variable-rate instruments are more rate-sensitive, given the potential interest rate adjustment, than the long-term fixed-rate loans that we have traditionally held in our portfolio. This growth in variable-rate mortgage-related assets has helped reduce our exposure to interest rate fluctuations and is expected to benefit our long-term profitability, as the rate earned on the mortgage loan will increase as prevailing market rates increase. However, this strategy to originate a higher percentage of variable-rate instruments may have an initial adverse impact on our net interest income and net interest margin in the short-term, as variable-rate interest-earning assets generally have initial interest rates lower than alternative fixed-rate investments.
Variable-rate products constituted 47.4% of loan originations, 60.6% of loan purchases and 36.5% of mortgage-backed security purchases made during 2009. In aggregate, 45.0% of our mortgage-related asset originations and purchases had variable rates. Of the growth in our total mortgage-related assets, 30.5% was due to growth in our variable-rate products. In 2010, we intend to originate and purchase similar percentages to 2009 of variable-rate mortgage loans, but increase the percent of variable-rate mortgage-backed security purchases as we believe more variable-rate product will be available. Our percentage of fixed-rate interest-earning assets to total interest-earning assets was 49.6% at December 31, 2009, slightly increased from 48.2% at December 31, 2008. Our fixed-rate interest earning assets may have an adverse impact on our earnings in a rising rate environment as the interest rate on these interest-earning assets would not reprice to current market interest rates as fast as the interest rates on our interest-bearing deposits and callable borrowed funds.
Our primary sources of funds have traditionally been deposits, consisting primarily of time deposits and interest-bearing demand accounts, and borrowings. Our deposits have substantially shorter terms to maturity than our mortgage loan portfolio and borrowed funds. The borrowings have been generally long-term to maturity, in an effort to offset our short-term deposit liabilities and assist in managing our interest rate risk. These long-term borrowings have call options that could shorten their maturities in a changing interest rate environment. If we experience a significant rising interest rate environment where interest rates increase above the interest rate for the borrowings, these borrowings will likely be called at their next call date and our cost to replace these borrowings would likely increase. Of our borrowings outstanding at December 31, 2009, $29.33 billion were structured callable borrowings. Of these, $22.25 billion with a weighted-average rate of 4.14% have the contractual right to be called within the next twelve months. Given the current market rate environment, we believe none of these borrowings will be called during the next twelve months. As of December 31, 2009, we had $300.0 million of borrowings with terms to maturity of less than one year.
Cash Flow Determination. In preparing the following analyses, we were required to estimate the future cash flows of our interest-earning assets and interest-bearing liabilities. These items are generally reported at their maturity date, subject to assumptions regarding prepayment rates, non-maturity deposit decay rates, and the call of certain of our investment securities and borrowed funds. These assumptions can have a significant impact on the simulation model. While we believe our assumptions are reasonable, there can be no assurance that assumed prepayment rates, assumed calls of securities and borrowed funds, and deposit decay rates will approximate actual future cash flows. Increases in market interest rates may tend to reduce prepayment speeds on our mortgage-related assets, as fewer borrowers refinance their loans, and reduce the anticipated calls of our investment securities. At the same time, deposit decay rates and calls of our borrowed funds may tend to increase. If these trends occur, we could experience larger negative percent changes in our model results in the varying rate shock scenarios.
The information presented in the following tables is based on the following assumptions:
•	we assumed an annual prepayment rate for our first mortgage loans using market prepayment speeds appropriate for the loan type;

•	we assumed an annual prepayment rate for our mortgage-backed securities using the prepayment rate associated with the security type;

•	for savings accounts that had no stated maturity, we used decay rates (the assumed rate at which the balance of existing accounts would decline) of: 7.5% in less than six months, 7.5% in six months to one year, 10.0% in one year to two years, 10.0% in two years to three years, 25.0% in three years to five years, and 40.0% in more than five years;

•	for our High Value Checking product, which is included in interest-bearing transaction accounts, we used decay rates of: 10.0% in less than six months, 10.0% in six months to one year, 15% in one to two years, 15% in two to three years, 25% in three to five years, and 25% in more than five years;

•	for other interest-bearing transaction accounts that had no stated maturity, we used decay rates of : 7.5% in less than six months, 7.5% in six months to one year, 10.0% in one to two years, 10.0% in two to three years, 25.0% in three years to five years, and 40.0% in more than five years;

•	for money market accounts that had no stated maturity, we used decay rates of: 10.0% in less than six months, 10.0% in six months to one year, 20.0% in one to two years, 20.0% in two to three years, 35.0% in three years to five years, and 5.0% in more than five years;

•	for the net interest income simulation model and GAP analysis, callable investment securities are shown at the earlier of their probable call date, maturity date or the next rate adjustment date (step-up securities); the model assumed calls of investment securities of $250.0 million over the next year in the current (zero basis point) change scenario; we currently hold $4.15 billion of step-up bonds, none of which were reported at their next call date; and

•	for the net interest income simulation model and GAP analysis, borrowed funds are shown at the earlier of their probable call date or maturity date given the rate of the instrument in relation to the current market rate environment and the call option frequency; the model assumed there were no calls of borrowed funds over the next year in the current (zero basis point) change scenario.
Simulation Model. We use simulation models as our primary means to calculate and monitor the interest rate risk inherent in our portfolio. These models report changes to net interest income and the present value of equity in different interest rate environments, assuming an instantaneous and permanent interest rate shock to all interest rate-sensitive assets and liabilities. We assume maturing or called instruments are reinvested into the same type of product, with the rate earned or paid reset to our currently offered rate for loans and deposits, or the current market rate for securities and borrowed funds. We have not reported the minus 200 basis point or minus 100 basis point interest rate shock scenarios in either of our simulation model analyses, as we believe, given the current interest rate environment and historical interest rate levels, the resulting information would not be meaningful.
Net Interest Income. As a primary means of managing interest rate risk, we monitor the impact of interest rate changes on our net interest income over the next twelve-month period. This model does not purport to provide estimates of net interest income over the next twelve-month period, but attempts to assess the impact of a simultaneous and parallel interest rate change on our net interest income.

The following table reports the changes to our net interest income over the next 12 months ending December 31, 2010 assuming incremental and permanent changes in interest rates for the given rate shock scenarios. The incremental interest rate changes occur over a 12 month period.

Change in	Percent Change in
Interest Rates	Net Interest Income
(Basis points)
200	(1.66)%
100	(0.90)
50	(0.47)
(50)	0.01
The preceding table indicates that at December 31, 2009, in the event of a 200 basis point increase in interest rates over the next 12 months, we would expect to experience a 1.66% decrease in net interest income from the base case (no interest rate changes) analysis. If market rates were to increase 200 basis points instantaneously, we would expect to experience a 6.02% decrease in net interest income from the base case analysis. The negative change to net interest income in the increasing interest rate scenarios in both these analyses was primarily due to the increased expense of our short-term time deposits. Our internal policy sets a maximum change of 20.0% given an instantaneous 200 basis point increase or decrease shock in interest rates.
The preceding table also indicates that at December 31, 2009, in the event of a 50 basis point decrease in interest rates over the next 12 months, we would expect to experience a 0.01% increase in net interest income from the base case analysis. In this analysis, where the rates change over the 12 month period, the decrease in deposit expense offsets the decrease in interest income on assets, which will decrease due to accelerated prepayments on these instruments. If market rates were to decrease 50 basis points instantaneously, we would expect to experience a 4.83% decrease in net interest income from the base case. This decrease is primarily due to the acceleration of prepayment speeds on our mortgage-related assets and calls of our investment securities in the lower shocked environment, and the subsequent replacement of these instruments at the lower prevailing market rate.
Present Value of Equity. We also monitor our interest rate risk by monitoring changes in the present value of equity in the different rate environments. The present value of equity is the difference between the estimated fair value of interest rate-sensitive assets and liabilities. The changes in market value of assets and liabilities due to changes in interest rates reflect the interest sensitivity of those assets and liabilities as their values are derived from the characteristics of the asset or liability (i.e., fixed-rate, adjustable-rate, caps, floors) relative to the current interest rate environment. For example, in a rising interest rate environment the fair market value of a fixed-rate asset will decline, whereas the fair market value of an adjustable-rate asset, depending on its repricing characteristics, may not decline. Increases in the market value of assets will increase the present value of equity whereas decreases in the market value of assets will decrease the present value of equity. Conversely, increases in the market value of liabilities will decrease the present value of equity whereas decreases in the market value of liabilities will increase the present value of equity.
The following table presents the estimated present value of equity over a range of interest rate change scenarios at December 31, 2009. The present value ratio shown in the table is the present value of equity as a percent of the present value of total assets in each of the different rate environments. Our current policy sets a minimum ratio of the present value of equity to the fair value of assets in the current interest rate environment (no rate shock) of 6.00% and a minimum present value ratio of 4.00% in the plus 200 basis point interest rate shock scenario. Additionally, our current policy sets a maximum basis point change in the plus 200 basis point change scenario of 400 basis points.

Present Value of Equity
As Percent of Present
Value of Assets
Change in	Present	Basis Point
Interest Rates	Value Ratio	Change
(Basis points)
200	4.81%	(258)
100	6.73	(66)
50	7.25	(14)
0	7.39
(50)	7.07	(32)
In the 200 basis point increase scenario, the present value ratio was 4.81% at December 31, 2009 as compared to 3.84% at December 31, 2008. The change in the present value ratio was negative 258 basis points at December 31, 2009 as compared to positive 8 basis points at December 31, 2008. The decreases in the present value ratio and the sensitivity measure in the current period positive 200 basis point shock scenario reflect the decrease in the value of our primarily fixed-rate assets below par while the value of our borrowing portfolio remains above par due to call options. The increase in the present value ratio in the base case and the 200 basis point shock scenario from December 31, 2008 reflects the higher long-term market interest rates and steeper market yield curve as short-term rates did not change as much as long-term rates during the year. The increase in the present value ratio is also due to the growth of our deposit portfolio during 2009 as deposits price closer to par in the base case analysis. The decrease in the present value ratio in the negative basis point change was primarily due to higher pricing of our borrowed funds as the structures will increase in duration.
The methods we used in simulation modeling are inherently imprecise. This type of modeling requires that we make assumptions that may not reflect the manner in which actual yields and costs respond to changes in market interest rates. For example, we assume the composition of the interest rate-sensitive assets and liabilities will remain constant over the period being measured and that all interest rate shocks will be uniformly reflected across the yield curve, regardless of the duration to maturity or repricing. The table assumes that we will take no action in response to the changes in interest rates. In addition, prepayment estimates and other assumptions within the model are subjective in nature, involve uncertainties, and, therefore, cannot be determined with precision. Accordingly, although the previous two tables may provide an estimate of our interest rate risk at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in interest rates on our net interest income or present value of equity.
Gap Analysis. The matching of the repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate-sensitive” and by monitoring a financial institution’s interest rate sensitivity “gap.” An asset or liability is said to be “interest rate-sensitive” within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.
A gap is considered negative when the amount of interest-bearing liabilities maturing or repricing within a specific time period exceeds the amount of interest-earning assets maturing or repricing within that same period. A gap is considered positive when the amount of interest-earning assets maturing or repricing within a specific time period exceeds the amount of interest-bearing liabilities maturing or repricing within that same time period. During a period of rising interest rates, a financial institution with a negative gap position would be expected, absent the effects of other factors, to experience a greater increase in the costs of its interest-bearing liabilities relative to the yields of its interest-earning assets and thus a decrease in the institution’s net interest income. An institution with a positive gap position would be expected, absent the effect of other factors, to experience the opposite result. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to reduce net interest income.
The following table presents the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2009, which we anticipate to reprice or mature in each of the future time periods shown. Except for prepayment or call activity and non-maturity deposit decay rates, we determined the amounts of assets and liabilities that reprice or mature during a particular period in accordance with the earlier of the term to rate reset or the contractual maturity of the asset or liability. Assumptions used for decay rates are the same as those used in the preparation of our December 31, 2008 model. Prepayment speeds on our mortgage-related assets have increased from our December 31, 2008 analysis to reflect actual prepayment speeds for these items. Callable investment securities and borrowed funds are reported at the anticipated call date, for those that are callable within one year, or at their contractual maturity date. Investment securities with step-up features, totaling $4.15 billion, are reported at the earlier of their next step-up date or anticipated call date. We reported $250.0 million of investment securities at their anticipated call date. We have reported no borrowings at their anticipated call date due to the low interest rate environment. We have excluded non-accrual mortgage loans of $589.8 million and non-accrual other loans of $1.9 million from the table.

	At December 31, 2009
				More than	More than
		More than	More than	two years	three years
	Six months	six months	one year to	to three	to five	More than
	or less	to one year	two years	years	years	five years	Total

	(Dollars in thousands)
Interest-earning assets:
First mortgage loans	$2,796,213	$2,923,905	$4,034,420	$3,495,763	$5,438,851	$12,151,578	$30,840,730
Consumer and other loans	125,942	3,413	19,222	3,293	11,305	184,276	347,451
Federal funds sold	362,449	—	—	—	—	—	362,449
Mortgage-backed securities	2,663,458	2,380,191	4,621,713	4,020,140	5,296,600	2,097,983	21,080,085
FHLB stock	874,768	—	—	—	—	—	874,768
Investment securities	257,080	300,100	1,000,000	1,750,000	1,000,000	975,764	5,282,944

Total interest-earning assets	7,079,910	5,607,609	9,675,355	9,269,196	11,746,756	15,409,601	58,788,427

Interest-bearing liabilities:
Savings accounts	58,992	58,992	78,656	78,656	196,640	314,623	786,559
Interest-bearing demand accounts	202,270	202,270	300,781	300,781	518,794	550,279	2,075,175
Money market accounts	505,884	505,884	1,011,768	1,011,768	1,770,595	252,943	5,058,842
Time deposits	10,636,606	2,445,111	2,146,191	497,046	346,477	—	16,071,431
Borrowed funds	—	300,000	450,000	250,000	600,000	28,375,000	29,975,000

Total interest-bearing liabilities	11,403,753	3,512,256	3,987,396	2,138,250	3,432,507	29,492,845	53,967,007

Interest rate sensitivity gap	$(4,323,843)	$2,095,353	$5,687,959	$7,130,946	$8,314,249	$(14,083,244)	$4,821,420

Cumulative interest rate sensitivity gap	$(4,323,843)	$(2,228,490)	$3,459,469	$10,590,415	$18,904,664	$4,821,420

Cumulative interest rate sensitivity gap as a percent of total assets	(7.17)%	(3.70)%	5.74%	17.57%	31.37%	8.00%

Cumulative interest-earning assets as a percent of interest-bearing liabilities	62.08%	85.06%	118.30%	150.33%	177.24%	108.93%
The cumulative one-year gap as a percent of total assets was negative 3.70% at December 31, 2009 compared with negative 7.09% at December 31, 2008. The lower negative cumulative one-year gap primarily reflects the increase in longer-term (over one year to maturity) time deposits and money market deposit accounts placed on our balance sheet during 2009. The decrease also reflects the amount of mortgage-related assets in the lower repricing categories due to the current prepayment levels.
The methods used in the gap table are also inherently imprecise. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain assets, such as adjustable-rate loans and mortgage-backed securities, have features that limit changes in interest rates on a short-term basis and over the life of the loan. If interest rates change, prepayment and early withdrawal levels would likely deviate from those assumed in calculating the table. Finally, the ability of borrowers to make payments on their adjustable-rate loans may decrease if interest rates increase.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Hudson City Bancorp, Inc.:
We have audited the accompanying consolidated statements of financial condition of Hudson City Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hudson City Bancorp, Inc. and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
New York, New York
February 26, 2010

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Hudson City Bancorp, Inc.:
We have audited the internal control over financial reporting of Hudson City Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Hudson City Bancorp, Inc. and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of the Company as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.
New York, New York
February 26, 2010

Hudson City Bancorp, Inc. and Subsidiary
Consolidated Statements of Financial Condition

	December 31,	December 31,
	2009	2008
	(In thousands, except share and per share amounts)
Assets:
Cash and due from banks	$198,752	$184,915
Federal funds sold	362,449	76,896

Total cash and cash equivalents	561,201	261,811
Securities available for sale:
Mortgage-backed securities	11,116,531	9,915,554
Investment securities	1,095,240	3,413,633
Securities held to maturity:
Mortgage-backed securities (fair value of $10,324,831 and $9,695,445 at December 31, 2009 and 2008, respectively)	9,963,554	9,572,257
Investment securities (fair value of $4,071,005 and $50,512 at December 31, 2009 and 2008, respectively)	4,187,704	50,086

Total securities	26,363,029	22,951,530

Loans	31,779,921	29,418,888
Deferred loan costs	81,307	71,670
Allowance for loan losses	(140,074)	(49,797)

Net loans	31,721,154	29,440,761
Federal Home Loan Bank of New York stock	874,768	865,570
Foreclosed real estate, net	16,736	15,532
Accrued interest receivable	304,091	299,045
Banking premises and equipment, net	70,116	73,502
Goodwill	152,109	152,109
Other assets	204,556	85,468

Total Assets	$60,267,760	$54,145,328

Liabilities and Stockholders’ Equity:
Deposits:
Interest-bearing	$23,992,007	$17,949,846
Noninterest-bearing	586,041	514,196

Total deposits	24,578,048	18,464,042
Repurchase agreements	15,100,000	15,100,000
Federal Home Loan Bank of New York advances	14,875,000	15,125,000

Total borrowed funds	29,975,000	30,225,000
Due to brokers for securities purchases	100,000	239,100
Accrued expenses and other liabilities	275,560	278,390

Total liabilities	54,928,608	49,206,532

Commitments and Contingencies (Notes 1, 7, 9 and 14)
Common stock, $0.01 par value, 3,200,000,000 shares authorized; 741,466,555 shares issued; 526,493,676 and 523,770,617 shares outstanding at December 31, 2009 and 2008, respectively	7,415	7,415
Additional paid-in capital	4,683,414	4,641,571
Retained earnings	2,401,606	2,196,235
Treasury stock, at cost; 214,972,879 and 217,695,938 shares at December 31, 2009 and 2008, respectively	(1,727,579)	(1,737,838)
Unallocated common stock held by the employee stock ownership plan	(210,237)	(216,244)
Accumulated other comprehensive income, net of tax	184,533	47,657

Total stockholders’ equity	5,339,152	4,938,796

Total Liabilities and Stockholders’ Equity	$60,267,760	$54,145,328

See accompanying notes to consolidated financial statements.

Hudson City Bancorp, Inc. and Subsidiary
Consolidated Statements of Income

	Year Ended December 31,
	2009	2008	2007
	(In thousands, except per share data)
Interest and Dividend Income:
First mortgage loans	$1,678,789	$1,523,521	$1,205,461
Consumer and other loans	21,676	26,184	28,247
Mortgage-backed securities held to maturity	493,549	497,912	457,720
Mortgage-backed securities available for sale	490,109	377,096	130,185
Investment securities held to maturity	86,581	13,390	74,198
Investment securities available for sale	126,793	162,818	179,909
Dividends on Federal Home Loan Bank of New York stock	43,103	48,009	39,492
Federal funds sold	1,186	4,295	12,293

Total interest and dividend income	2,941,786	2,653,225	2,127,505

Interest Expense:
Deposits	483,468	581,357	606,936
Borrowed funds	1,214,840	1,129,891	873,386

Total interest expense	1,698,308	1,711,248	1,480,322

Net interest income	1,243,478	941,977	647,183

Provision for Loan Losses	137,500	19,500	4,800

Net interest income after provision for loan losses	1,105,978	922,477	642,383

Non-Interest Income:
Service charges and other income	9,399	8,485	7,267
Gains on securities transactions	24,185	—	6

Total non-interest income	33,584	8,485	7,273

Non-Interest Expense:
Compensation and employee benefits	137,071	127,198	106,630
Net occupancy expense	32,270	30,457	29,589
Federal deposit insurance assessment	35,094	4,320	1,701
FDIC special assessment	21,098	—	—
Other expense	40,063	36,101	29,993

Total non-interest expense	265,596	198,076	167,913

Income before income tax expense	873,966	732,886	481,743

Income Tax Expense	346,722	287,328	185,885

Net income	$527,244	$445,558	$295,858

Basic Earnings Per Share	$1.08	$0.92	$0.59

Diluted Earnings Per Share	$1.07	$0.90	$0.58

See accompanying notes to consolidated financial statements.

Hudson City Bancorp, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity

	Year Ended December 31,
	2009	2008	2007
	(In thousands , except share amounts)
Common Stock	$7,415	$7,415	$7,415

Additional paid-in capital:
Balance at beginning of year	4,641,571	4,578,578	4,553,614
Stock option plan expense	12,869	15,043	12,242
Tax benefit from stock plans	24,834	36,119	3,761
Allocation of ESOP stock	6,319	10,471	7,313
RRP stock granted	(6,771)	—	—
Vesting of RRP stock	4,592	1,360	1,648

Balance at end of year	4,683,414	4,641,571	4,578,578

Retained Earnings:
Balance at beginning of year	2,196,235	2,002,049	1,877,840
Net income	527,244	445,558	295,858
Dividends paid on common stock ($0.59, $0.45, and $0.33 per share, respectively)	(288,408)	(217,995)	(165,376)
Exercise of stock options	(33,465)	(33,377)	(6,273)

Balance at end of year	2,401,606	2,196,235	2,002,049

Treasury Stock:
Balance at beginning of year	(1,737,838)	(1,771,106)	(1,230,793)
Purchase of common stock	(43,477)	(17,045)	(550,215)
Exercise of stock options	46,965	50,313	9,902
RRP stock granted	6,771	—	—

Balance at end of year	(1,727,579)	(1,737,838)	(1,771,106)

Unallocated common stock held by the ESOP:
Balance at beginning of year	(216,244)	(222,251)	(228,257)
Allocation of ESOP stock	6,007	6,007	6,006

Balance at end of year	(210,237)	(216,244)	(222,251)

Accumulated other comprehensive income (loss):
Balance at beginning of year	47,657	16,622	(49,563)

Net change in unrealized gains on securities available for sale arising during the year, net of tax expense of $100,466 for 2009, $37,961 for 2008 and $47,073 for 2007	145,473	54,967	68,173
Reclassification adjustment for gains included in net income, net of tax of $9,880 for 2009, $0 for 2008 and $2 for 2007	(14,305)	—	(4)
Pension and other postretirement benefits adjustment, net of tax benefit (expense) of ($3,792) for 2009, $16,528 for 2008 and $1,366 for 2007	5,708	(23,932)	(1,984)

Other comprehensive income, net of tax	136,876	31,035	66,185

Balance at end of year	184,533	47,657	16,622

Total Stockholders’ Equity	$5,339,152	$4,938,796	$4,611,307

Summary of comprehensive income
Net income	$527,244	$445,558	$295,858
Other comprehensive income, net of tax	136,876	31,035	66,185

Total comprehensive income	$664,120	$476,593	$362,043

See accompanying notes to consolidated financial statements.

Hudson City Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Cash Flows from Operating Activities:
Net income	$527,244	$445,558	$295,858
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, accretion and amortization expense	65,984	26,329	22,484
Provision for loan losses	137,500	19,500	4,800
Gains on securities transactions, net	(24,185)	—	(6)
Share-based compensation, including committed ESOP shares	29,787	32,881	27,209
Deferred tax benefit	(46,700)	(12,868)	(9,430)
Increase in accrued interest receivable	(5,046)	(53,932)	(50,884)
(Increase) decrease in other assets	(164,846)	(21,053)	11,871
Increase in accrued expenses and other liabilities	2,878	18,029	45,901

Net Cash Provided by Operating Activities	522,616	454,444	347,803

Cash Flows from Investing Activities:
Originations of loans	(6,063,870)	(5,040,221)	(3,352,511)
Purchases of loans	(3,161,401)	(3,061,859)	(3,971,273)
Payments on loans	6,768,470	2,820,381	2,189,018
Principal collection of mortgage-backed securities held to maturity	2,609,338	1,348,304	1,215,867
Purchases of mortgage-backed securities held to maturity	(3,017,730)	(1,360,861)	(3,861,633)
Principal collection of mortgage-backed securities available for sale	2,123,330	956,710	696,560
Proceeds from sales of mortgage-backed securities available for sale	785,594	—	—
Purchases of mortgage-backed securities available for sale	(4,088,367)	(5,820,531)	(2,966,473)
Proceeds from maturities and calls of investment securities held to maturity	400,000	1,358,485	125,480
Purchases of investment securities held to maturity	(4,440,329)	—	—
Proceeds from maturities and calls of investment securities available for sale	3,622,225	1,449,906	3,825,060
Proceeds from sales of investment securities available for sale	316	—	—
Purchases of investment securities available for sale	(1,331,300)	(2,100,000)	(2,148,705)
Purchases of Federal Home Loan Bank of New York stock	(78,273)	(193,277)	(259,660)
Redemption of Federal Home Loan Bank of New York stock	69,075	23,058	9,315
Purchases of premises and equipment, net	(6,316)	(8,565)	(11,694)
Net proceeds from sale of foreclosed real estate	15,557	5,618	550

Net Cash Used in Investing Activities	(5,793,681)	(9,622,852)	(8,510,099)

Cash Flows from Financing Activities:
Net increase in deposits	6,114,006	3,310,660	1,737,795
Proceeds from borrowed funds	750,000	6,650,000	10,725,000
Principal payments on borrowed funds	(1,000,000)	(566,000)	(3,557,000)
Dividends paid	(288,408)	(217,995)	(165,376)
Purchases of treasury stock	(43,477)	(17,045)	(550,215)
Exercise of stock options	13,500	16,936	3,629
Tax benefit from stock plans	24,834	36,119	3,761

Net Cash Provided by Financing Activities	5,570,455	9,212,675	8,197,594

Net Increase in Cash and Cash Equivalents	299,390	44,267	35,298

Cash and Cash Equivalents at Beginning of Year	261,811	217,544	182,246

Cash and Cash Equivalents at End of Year	$561,201	$261,811	$217,544

Supplemental Disclosures:
Interest paid	$1,696,279	$1,689,934	$1,413,140

Loans transferred to foreclosed real estate	$26,581	$18,892	$1,752

Income taxes paid	$350,712	$282,009	$161,983

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
1. Organization
Hudson City Bancorp, Inc. (“Hudson City Bancorp” or the “Company”) is a Delaware corporation organized in March 1999 by Hudson City Savings Bank (“Hudson City Savings”) in connection with the conversion and reorganization of Hudson City Savings from a New Jersey mutual savings bank into a two-tiered mutual savings bank holding company structure. Prior to June 7, 2005, a majority of Hudson City Bancorp’s common stock was owned by Hudson City, MHC, a mutual holding company. On June 7, 2005, Hudson City Bancorp, Hudson City Savings and Hudson City, MHC reorganized from a two-tier mutual holding company structure to a stock holding company structure, and Hudson City Bancorp completed a stock offering, all in accordance with a Plan of Conversion and Reorganization (the “Plan”).
2. Summary of Significant Accounting Policies
Basis of Presentation
The following are the significant accounting and reporting policies applied by Hudson City Bancorp and its wholly-owned subsidiary, Hudson City Savings, in the preparation of the accompanying consolidated financial statements. The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles. All significant intercompany transactions and balances have been eliminated in consolidation. As used in these consolidated financial statements, “Hudson City” refers to Hudson City Bancorp, Inc. or Hudson City Bancorp, Inc. and its consolidated subsidiary, depending on the context. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the period. Actual results could differ from these estimates. The allowance for loan losses is a material estimate that is particularly susceptible to near-term change. The current economic environment has increased the degree of uncertainty inherent in this material estimate.
Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods. Cash reserves are required to be maintained on deposit with the Federal Reserve Bank of New York based on deposits. The amount of the required reserves for the years ended December 31, 2009 and 2008 was $24.5 million and $21.8 million, respectively.
Mortgage-Backed Securities
Mortgage-backed securities include U.S. Government-sponsored enterprise (“GSEs”) and U.S. Government agency pass-through certificates, which represent participating interests in pools of long-term first mortgage loans originated and serviced by third-party issuers of the securities, and real estate mortgage investment conduits (“REMIC’s”), which are securities derived by reallocating cash flows from mortgage pass-through securities or from pools of mortgage loans held by a trust. REMICs are a form of, and are often referred to as, collateralized mortgage obligations (“CMOs”).
Mortgage-backed securities are classified as either held to maturity or available for sale. For the years ended December 31, 2009, 2008 and 2007, we did not maintain a trading portfolio. Mortgage-backed securities classified as held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Amortization and accretion is reflected as an adjustment to interest income over the life of the security, adjusted for estimated prepayments, using the effective interest method. Hudson City has both the ability and the positive intent to hold these investment securities to maturity. Mortgage-backed securities available for sale are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of other comprehensive income or loss, which is included in stockholders’ equity. Amortization and accretion of premiums and discounts are reflected as an adjustment to interest income over the life of the security, adjusted for estimated prepayments, using the effective interest method. Realized gains and losses are recognized when securities are sold using the specific identification method. The estimated fair value of substantially all of these securities is determined by the use of market prices obtained from independent third-party pricing services. We conduct a periodic review and evaluation of the securities portfolio to determine if a decline in the fair value of any security below its cost basis is other-than-temporary. Our evaluation of other-than-temporary impairment considers the duration and severity of the impairment, our intent and ability to hold the securities and our assessments of the reason for the decline in value and the likelihood of a near-term recovery. If such a decline is deemed other-than-temporary, the security is written down to a new cost basis and the resulting loss is charged to income as a component of non-interest expense. See “Critical Accounting Policies – Securities Impairment”.
Investment Securities
Investment securities are classified as either held to maturity or available for sale. For the years ended December 31, 2009, 2008 and 2007, we did not maintain a trading portfolio. Investment securities classified as held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Amortization and accretion is reflected as an adjustment to interest income over the life of the security using the effective interest method. Hudson City has both the ability and the positive intent to hold these investment securities to maturity. Securities available for sale are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income or loss, which is included in stockholders’ equity. Amortization and accretion of premiums and discounts are reflected as an adjustment to interest income over the life of the security using the effective interest method. Realized gains and losses are recognized when securities are sold or called using the specific identification method. The estimated fair value of substantially all of these securities is determined by the use of quoted market prices obtained from independent third-party pricing services. We conduct a periodic review and evaluation of the securities portfolio to determine if a decline in the fair value of any security below its cost basis is other-than-temporary. Our evaluation of other-than-temporary impairment considers the duration and severity of the impairment, our intent and ability to hold the securities and our assessments of the reason for the decline in value and the likelihood of a near-term recovery. If such a decline is deemed other-than-temporary, the security is written down to a new cost basis and the resulting loss is charged to income as a component of non-interest expense. See “Critical Accounting Policies – Securities Impairment”.
Loans
Loans are stated at their principal amounts outstanding. Interest income on loans is accrued and credited to income as earned. Net loan origination fees and broker costs are deferred and amortized to interest income over the life of the loan using the effective interest method. Amortization and accretion of premiums and discounts is reflected as an adjustment to interest income over the life of the purchased loan using the effective interest method.
Existing customers in good credit standing are permitted to modify the terms of their mortgage loan, for a fee, to the terms of the currently offered fixed-rate product with a similar or reduced period to maturity than the current remaining period of their existing loan. The modified terms of these loans are at least as favorable to us as the terms of mortgage loans we offer to new customers. The fee assessed for modifying the mortgage loan is deferred and accreted over the life of the modified loan using the effective interest method. Such accretion is reflected as an adjustment to interest income. We have determined that the modification of the terms of the loan (i.e. the change in rate and period to maturity), represents a more than minor change to the loan. Accordingly, pre-modification deferred fees or costs associated with the mortgage loan are recognized in interest income at the time of the modification.

A loan is considered delinquent when we have not received a payment within 30 days of its contractual due date. The accrual of income on loans that do not carry private mortgage insurance or are not guaranteed by a U.S. Government agency is generally discontinued when interest or principal payments are 90 days in arrears or when the timely collection of such income is doubtful. Loans on which the accrual of income has been discontinued are designated as non-accrual loans and outstanding interest previously credited to income is reversed. Interest income on non-accrual loans and impaired loans is recognized in the period collected unless the ultimate collection of principal is considered doubtful. A non-accrual loan is returned to accrual status when factors indicating doubtful collection no longer exist.
Hudson City defines the population of potential impaired loans to be all non-accrual commercial real estate and multi-family loans. Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral or the present value of the loan’s expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and consumer loans, are specifically excluded from the impaired loan portfolio.
Allowance for Loan Losses
The allowance for loan losses has been determined in accordance with U.S. generally accepted accounting principles, under which we are required to maintain adequate allowances for loan losses. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our allowance for loan losses is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.
Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties resulting in a loan concentration in residential first mortgage loans at December 31, 2009. As a result of our lending practices, we also have a concentration of loans secured by real property located in New Jersey, New York and Connecticut that is 73.8% of our total loans. Based on the composition of our loan portfolio and the growth in our loan portfolio, we believe the primary risks inherent in our portfolio are increases in interest rates, a decline in the economy, rising unemployment levels and a decline in real estate market values. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, charge-offs and future levels of loan loss provisions. Our Asset Quality Committee considers these trends in market conditions, as well as other factors, in estimating the allowance for loan losses.
Due to the nature of our loan portfolio, our evaluation of the adequacy of our ALL is performed primarily on a “pooled” basis. Each month we prepare an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type (one- to four-family, multi-family, commercial, construction, etc.), loan source (originated or purchased) and payment status (i.e., current or number of days delinquent). Loans with known potential losses are categorized separately. We assign potential loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to charge-off history, delinquency trends, portfolio growth and the status of the regional economy and housing market, in order to ascertain that the loss factors cover probable and estimable losses inherent in the portfolio. Based on our recent loss experience on non-performing loans, we increased the loss factors used in our quantitative analysis of the ALL for certain loan types during 2009.
We maintain the allowance for loan losses through provisions for loan losses that we charge to income. We charge losses on loans against the allowance for loan losses when we believe the collection of loan principal is unlikely. We establish the provision for loan losses based on our systematic process which reflects various asset quality trends and recent charge-off experience. We apply this process and methodology in a consistent manner and we reassess and modify the estimation methods and assumptions used in response to changing conditions.

Federal Home Loan Bank of New York Stock
As a member of the Federal Home Loan Bank of New York (“FHLB”), we are required to acquire and hold shares of FHLB Class B stock. Our holding requirement varies based on our activities, primarily our outstanding borrowings, with the FHLB. Our investment in FHLB stock is carried at cost. We conduct a periodic review and evaluation of our FHLB stock to determine if any impairment exists.
Foreclosed Real Estate
Foreclosed real estate is property acquired through foreclosure or deed in lieu of foreclosure. Write-downs to fair value (net of estimated cost to sell) at the time of acquisition are charged to the allowance for loan losses. After acquisition, foreclosed properties are held for sale and carried at the lower of fair value less estimated selling costs. Fair value is estimated through current appraisals, where practical, or an inspection and a comparison of the property securing the loan with similar properties in the area by either a licensed appraiser or real estate broker. Subsequent provisions for losses, which may result from the ongoing periodic valuations of these properties, are charged to income in the period in which they are identified. Carrying costs, such as maintenance and taxes, are charged to operating expenses as incurred.
Banking Premises and Equipment
Land is carried at cost. Buildings, leasehold improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and leasehold amortization. Buildings are depreciated over their estimated useful lives using the straight-line method. Furniture, fixtures and equipment are depreciated over their estimated useful lives using the double-declining balance method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases. The costs for major improvements and renovations are capitalized, while maintenance, repairs and minor improvements are charged to operating expenses as incurred. Gains and losses on dispositions are reflected currently as other non-interest income or expense.
Goodwill and Other Intangible Assets
FASB guidance requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually using a fair-value based approach. Other intangible assets include the core deposit intangible recorded as a result of Hudson City Bancorp’s acquisition of Sound Federal Bancorp, Inc. in 2006. These other intangible assets are amortizing intangible assets and as such are evaluated for impairment in accordance with FASB guidance. We did not recognize any impairment of goodwill or other intangible assets for the years ended December 31, 2009, 2008 and 2007.
Income Taxes
We utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Certain tax benefits attributable to stock options and restricted stock are credited to additional paid-in capital. In July 2006, the FASB issued guidance which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. We adopted this guidance on January 1, 2007. Accruals of interest and penalties related to unrecognized tax benefits are recognized in income tax expense.
Employee Benefit Plans
Hudson City maintains certain noncontributory retirement and postretirement benefit plans, which cover employees hired prior to August 1, 2005 who have met the eligibility requirements of the plans. Certain health care and life insurance benefits are provided for retired employees. The expected cost of benefits provided for retired employees is actuarially determined and accrued ratably from the date of hire to the date the employee is fully eligible to receive the benefits.
The accounting guidance related to retirement benefits requires an employer to: (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year; and (c) recognize, in comprehensive income, changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The accounting guidance requires that plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial condition. This requirement became effective for the Company as of December 31, 2008. We have historically used our fiscal year-end as the measurement date for plan assets and benefit obligations and therefore the measurement date provisions of the FASB guidance did not affect us.
The employee stock ownership plan (“ESOP”) is accounted for in accordance with FASB guidance related to employee stock ownership plans. The funds borrowed by the ESOP from Hudson City Bancorp to purchase Hudson City Bancorp common stock are being repaid from Hudson City Savings’ contributions and dividends paid on unallocated ESOP shares over a period of up to 40 years. Hudson City common stock not allocated to participants is recorded as a reduction of stockholders’ equity at cost. Compensation expense for the ESOP is based on the average market price of our stock during each quarter.
Stock-Based Compensation
Effective January 1, 2006, Hudson City Bancorp adopted FASB guidance using the modified prospective method. Stock-based compensation expense is recognized for new stock-based awards granted, modified, repurchased or cancelled after January 1, 2006, and the remaining portion of the requisite service under previously granted unvested awards outstanding as of January 1, 2006 based upon the grant-date fair value of those awards.
Bank-Owned Life Insurance
Bank-owned life insurance (“BOLI”) is accounted for in accordance with FASB guidance related to Split-Dollar Life Insurance Agreements. The cash surrender value of BOLI is recorded on our consolidated statement of financial condition as an asset and the change in the cash surrender value is recorded as non-interest income. The amount by which any death benefits received exceeds a policy’s cash surrender value is recorded in non-interest income at the time of receipt. A liability is also recorded on our consolidated statement of financial condition for postretirement death benefits provided by the split-dollar endorsement policy. A corresponding expense is recorded in non-interest expense for the accrual of benefits over the period during which employees provide services to earn the benefits.
Borrowed Funds
Hudson City enters into sales of securities under agreements to repurchase with selected brokers and the FHLB. These agreements are recorded as financing transactions as Hudson City maintains effective control over the transferred securities. The dollar amount of the securities underlying the agreements continues to be carried in

Hudson City’s securities portfolio. The obligations to repurchase the securities are reported as a liability in the consolidated statements of financial condition. The securities underlying the agreements are delivered to the party with whom each transaction is executed. They agree to resell to Hudson City the same securities at the maturity or call of the agreement. Hudson City retains the right of substitution of the underlying securities throughout the terms of the agreements.
Hudson City has also obtained advances from the FHLB, which are generally secured by a blanket lien against our mortgage portfolio. Total borrowings with the FHLB are generally limited to approximately twenty times the amount of FHLB stock owned or the fair value of our mortgage portfolio, whichever is greater.
Comprehensive Income
Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes items such as changes in unrealized gains and losses on securities available for sale, net of tax and changes in the unrecognized prior service costs or credits of defined benefit pension and other postretirement plans, net of tax. Comprehensive income is presented in the consolidated statements of changes in stockholders’ equity.
Segment Information
FASB guidance requires public companies to report certain financial information about significant revenue-producing segments of the business for which such information is available and utilized by the chief operating decision maker. As a community-oriented financial institution, substantially all of our operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute our only operating segment for financial reporting purposes.
Earnings per Share
Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock options) were exercised or resulted in the issuance of common stock. These potentially dilutive shares would then be included in the weighted average number of shares outstanding for the period using the treasury stock method. Shares issued and shares reacquired during any period are weighted for the portion of the period that they were outstanding.
In computing both basic and diluted earnings per share, the weighted average number of common shares outstanding includes the ESOP shares previously allocated to participants and shares committed to be released for allocation to participants and the recognition and retention plans (“RRP”) shares which have vested or have been allocated to participants. ESOP and RRP shares that have been purchased but have not been committed to be released or have not vested are excluded from the computation of basic and diluted earnings per share.
Subsequent Events
The Company has evaluated all events subsequent to the balance sheet date of December 31, 2009, through February 26, 2010, which is the date these consolidation financial statements were issued, and have determined that there are no subsequent events that require disclosure under FASB guidance.

3. Stock Repurchase Programs
We have previously announced several stock repurchase programs. Under our stock repurchase programs, shares of Hudson City Bancorp common stock may be purchased in the open market or through other privately negotiated transactions, depending on market conditions. The repurchased shares are held as treasury stock for general corporate use. During the years ended December 31, 2009, 2008 and 2007 we purchased 3,970,605, 1,124,262 and 40,578,954 shares of our common stock at an aggregate cost of $43.5 million, $17.0 million and 550.2 million, respectively. As of December 31, 2009, there remained 50,123,550 shares to be purchased under the existing stock repurchase programs.
4. Mortgage-Backed Securities
The amortized cost and estimated fair market value of mortgage-backed securities at December 31 are as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value
	(In thousands)
2009
Held to Maturity:
GNMA pass-through certificates	$112,019	$2,769	$(1)	$114,787
FNMA pass-through certificates	2,510,095	106,509	—	2,616,604
FHLMC pass-through certificates	4,764,429	231,356	(3)	4,995,782
FHLMC and FNMA — REMICs	2,577,011	37,119	(16,472)	2,597,658

Total held to maturity	$9,963,554	$377,753	$(16,476)	$10,324,831

Available for Sale:
GNMA pass-through certificates	$1,257,590	$13,365	$(881)	$1,270,074
FNMA pass-through certificates	3,782,198	128,429	(3,259)	3,907,368
FHLMC pass-through certificates	4,655,629	232,697	—	4,888,326
FHLMC and FNMA — REMICs	1,057,007	5,938	(12,182)	1,050,763

Total available for sale	$10,752,424	$380,429	$(16,322)	$11,116,531

2008
Held to Maturity:
GNMA pass-through certificates	$128,906	$108	$(1,705)	$127,309
FNMA pass-through certificates	3,203,799	44,905	(857)	3,247,847
FHLMC pass-through certificates	5,859,297	85,885	(2,027)	5,943,155
FHLMC and FNMA — REMICs	380,255	363	(3,484)	377,134

Total held to maturity	$9,572,257	$131,261	$(8,073)	$9,695,445

Available for Sale:
GNMA pass-through certificates	$938,393	$2,425	$(24,823)	$915,995
FNMA pass-through certificates	3,253,463	47,425	—	3,300,888
FHLMC pass-through certificates	5,607,066	91,657	(52)	5,698,671

Total available for sale	$9,798,922	$141,507	$(24,875)	$9,915,554

The following tables summarize the fair values and unrealized losses of mortgage-backed securities with an unrealized loss at December 31, 2009 and 2008, segregated between securities that had been in a continuous unrealized loss position for less than twelve months or longer than twelve months at the respective dates.

	Less Than 12 Months		12 Months or Longer		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(In thousands)
2009
Held to Maturity:
GNMA pass-through certificates	$—	$—	$582	$(1)	$582	$(1)
FNMA pass-through certificates	—	—	—	—	—	—
FHLMC pass-through certificates	642	(2)	52	(1)	694	(3)
FHLMC and FNMA — REMIC’s	617,463	(10,747)	171,031	(5,725)	788,494	(16,472)

Total held to maturity	618,105	(10,749)	171,665	(5,727)	789,770	(16,476)

Available for Sale:
GNMA pass-through certificates	156,668	(878)	19,690	(3)	176,358	(881)
FNMA pass-through certificates	694,543	(3,259)	—	—	694,543	(3,259)
FHLMC pass-through certificates	—	—	—	—	—	—
FHLMC and FNMA — REMIC’s	476,797	(12,182)	—	—	476,797	(12,182)

Total available for sale	1,328,008	(16,319)	19,690	(3)	1,347,698	(16,322)

Total	$1,946,113	$(27,068)	$191,355	$(5,730)	$2,137,468	$(32,798)

2008
Held to Maturity:
GNMA pass-through certificates	$99,059	$(1,333)	$12,753	$(372)	$111,812	$(1,705)
FNMA pass-through certificates	53,796	(230)	154,150	(627)	207,946	(857)
FHLMC pass-through certificates	88,814	(310)	186,866	(1,717)	275,680	(2,027)
FHLMC and FNMA — REMIC’s	—	—	274,434	(3,484)	274,434	(3,484)

Total held to maturity	241,669	(1,873)	628,203	(6,200)	869,872	(8,073)

Available for Sale:
GNMA pass-through certificates	312,112	(6,714)	467,660	(18,109)	779,772	(24,823)
FNMA pass-through certificates	—	—	—	—	—	—
FHLMC pass-through certificates	95,928	(52)	—	—	95,928	(52)

Total available for sale	408,040	(6,766)	467,660	(18,109)	875,700	(24,875)

Total	$649,709	$(8,639)	$1,095,863	$(24,309)	$1,745,572	$(32,948)

The unrealized losses are primarily due to the changes in market interest rates subsequent to purchase. At December 31, 2009, a total of 54 securities were in an unrealized loss position (417 at December 31, 2008). We only purchase securities issued by GSEs and do not own any unrated or private label securities or other high-risk securities such as those backed by sub-prime loans. Accordingly, it is expected that the securities would not be settled at a price less than the Company’s amortized cost basis. We do not consider these investments to be other-than-temporarily impaired at December 31, 2009 and December 31, 2008 since the decline in market value is attributable to changes in interest rates and not credit quality and the Company has the intent and ability to hold these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result no impairment loss has been recognized during the years ended December 31, 2009, 2008 and 2007, respectively.

The amortized cost and estimated fair market value of mortgage-backed securities held to maturity and available for sale at December 31, 2009, by contractual maturity, are shown below. The table does not include the effect of prepayments or scheduled principal amortization.

		Estimated
	Amortized	Fair Market
	Cost	Value
	(In thousands)
Held to Maturity:
Due in one year or less	$73	$75
Due after one year through five years	527	558
Due after five years through ten years	13,704	14,676
Due after ten years	9,949,250	10,309,522

Total held to maturity	$9,963,554	$10,324,831

Available for Sale:
Due after ten years	$10,752,424	$11,116,531

Total available for sale	$10,752,424	$11,116,531

Sales of mortgage-backed securities available-for-sale amounted to $761.6 million during 2009. There were no sales of mortgage-backed securities available-for-sale or held-to-maturity during 2008 and 2007. Realized gains on the sales of mortgage-backed securities amounted to $24.0 million during 2009.
5. Investment Securities
The amortized cost and estimated fair market value of investment securities at December 31 are as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value
	(In thousands)
2009
Held to Maturity:
United States government-sponsored enterprises debt	$4,187,599	$915	$(117,614)	$4,070,900
Municipal bonds	105	—	—	105

Total held to maturity	$4,187,704	$915	$(117,614)	$4,071,005

Available for Sale:
United States government-sponsored enterprises debt	$1,104,699	$1,890	$(18,424)	$1,088,165
Equity securities	6,770	305	—	7,075

Total available for sale	$1,111,469	$2,195	$(18,424)	$1,095,240

2008
Held to Maturity:
United States government-sponsored enterprises debt	$49,981	$425	$—	$50,406
Municipal bonds	105	1	—	106

Total held to maturity	$50,086	$426	$—	$50,512

Available for Sale:
United States government-sponsored enterprises debt	$3,397,204	$14,137	$(5,093)	$3,406,248
Equity securities	6,935	450	—	7,385

Total available for sale	$3,404,139	$14,587	$(5,093)	$3,413,633

The following tables summarize the fair values and unrealized losses of investment securities with an unrealized loss at December 31, 2009 and 2008, and if the unrealized loss position was for a continuous period of less than twelve months or longer than twelve months at the respective dates.

	Less Than 12 Months		12 Months or Longer		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(In thousands)
2009
Held to Maturity:
United States government -sponsored enterprises debt	$3,930,974	$(117,614)	$—	$—	$3,930,974	$(117,614)

Total held to maturity	3,930,974	(117,614)	—	—	3,930,974	(117,614)

Available for Sale:
United States government -sponsored enterprises debt	472,545	(7,263)	263,730	(11,161)	736,275	(18,424)

Total available for sale	472,545	(7,263)	263,730	(11,161)	736,275	(18,424)

Total	$4,403,519	$(124,877)	$263,730	$(11,161)	$4,667,249	$(136,038)

2008
Available for Sale:
United States government -sponsored enterprises debt	$594,907	$(5,093)	$—	$—	$594,907	$(5,093)

Total	$594,907	$(5,093)	$—	$—	$594,907	$(5,093)

The unrealized losses are primarily due to changes in market interest rates subsequent to purchase. At December 31, 2009, a total of 47 securities were in an unrealized loss position (6 at December 31, 2008). We only purchase securities issued by GSEs and do not own any unrated or private label securities or other high-risk securities such as those backed by sub-prime loans. Accordingly, it is expected that the securities would not be settled at a price less than the Company’s amortized cost basis. We do not consider these investments to be other-than-temporarily impaired at December 31, 2009 and December 31, 2008 since the decline in market value is attributable to changes in interest rates and not credit quality and the Company has the intent and ability to hold these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result no impairment loss has been recognized during the years ended December 31, 2009, 2008 and 2007, respectively.
The amortized cost and estimated fair market value of investment securities held to maturity and available for sale at December 31, 2009, by contractual maturity, are shown below. The expected maturity may differ from the contractual maturity because issuers may have the right to call or prepay obligations. Equity securities have been excluded from this table.

		Estimated
	Amortized	Fair Market
	Cost	Value
	(In thousands)
Held to Maturity:
Due after one year through five years	$105	$105
Due after five years through ten years	1,299,130	1,275,505
Due after ten years	2,888,469	2,795,395

Total held to maturity	$4,187,704	$4,071,005

Available for Sale:
Due after five years through ten years	$399,905	$396,941
Due after ten years	704,794	691,224

Total available for sale	$1,104,699	$1,088,165

There were sales of $168,000 of investment securities available-for-sale during 2009. There were no sales of investment securities available-for-sale or held-to-maturity during the years ended December 31, 2008 and 2007. Gross realized gains on sales and calls of investment securities available for sale were$148,000 during 2009 and $6,000 during 2007 (none during 2008). The carrying value of securities pledged as required security for deposits and for other purposes required by law amounted to $20.1 million and $20.0 million at December 31, 2009 and 2008, respectively.
6. Loans and Allowance for Loan Losses
Loans at December 31 are summarized as follows:

	2009	2008
	(In thousands)
First mortgage loans:
One- to four-family	$31,076,829	$28,931,237
FHA/VA	285,003	20,197
Multi-family and commercial	54,694	57,829
Construction	13,030	24,830

Total first mortgage loans	31,429,556	29,034,093

Consumer and other loans:
Fixed–rate second mortgages	201,375	262,538
Home equity credit lines	127,987	101,751
Other	21,003	20,506

Total consumer and other loans	350,365	384,795

Total loans	$31,779,921	$29,418,888

Originating loans secured by residential real estate is our primary business. Our financial results may be adversely affected by changes in prevailing economic conditions, either nationally or in our local New Jersey and metropolitan New York market areas, including decreases in real estate values, adverse employment conditions, the monetary and fiscal policies of the federal and state government and other significant external events. As a result of our lending practices, we have a concentration of loans secured by real property located primarily in New Jersey, New York and Connecticut. At December 31, 2009, approximately 73.8% of our total loans are in the New York metropolitan area.

Included in our loan portfolio at December 31, 2009 and 2008 are $4.59 billion and $3.47 billion, respectively, of interest-only loans. These loans are originated as adjustable-rate mortgage (“ARM”) loans with initial terms of five, seven or ten years with the interest-only portion of the payment based upon the initial loan term, or offered on a 30-year fixed-rate loan, with interest-only payments for the first 10 years of the obligation. At the end of the initial 5-, 7- or 10-year interest-only period, the loan payment will adjust to include both principal and interest and will amortize over the remaining term so the loan will be repaid at the end of its original life. We had $82.2 million and $16.6 million of non-performing interest-only loans at December 31, 2009 and 2008, respectively.
In addition to our full documentation loan program, we process loans to certain eligible borrowers as limited documentation loans. We have originated these types of loans for over 15 years. Loans eligible for limited documentation processing are ARM loans, interest-only first mortgage loans and 10-, 15-, 20-, 30- and 40-year fixed-rate loans to owner-occupied primary and second home applicants. These loans are available in amounts up to 70% of the lower of the appraised value or purchase price of the property. Generally the maximum loan amount for limited documentation loans is $750,000 and these loans are subject to higher interest rates than our full documentation loan products. We also allow certain borrowers to obtain mortgage loans without verification of income. However, in these cases, we do verify the borrowers’ assets. These loans are subject to somewhat higher interest rates than our regular products, and are generally limited to a maximum loan-to-value ratio of 60%. Limited documentation and no income verification loans have an inherently higher level of risk compared to loans with full documentation. We had $68.0 million and $7.6 million of non-performing reduced-documentation loans at December 31, 2009 and 2008, respectively.
The following table presents the geographic distribution of our loan portfolio as a percentage of total loans and of our non-performing loans as a percentage of total non-performing loans.

	At December 31, 2009		At December 31, 2008
	Total loans	Non-performing loans	Total loans	Non-performing loans
New Jersey	43.0%	41.6%	44.8%	40.4%
New York	18.2	18.0	15.6	22.6
Connecticut	12.6	4.2	9.3	2.3

Total New York metropolitan area	73.8	63.8	69.7	65.3

Virginia	4.6	6.2	5.5	4.2
Illinois	3.9	5.6	4.3	3.5
Maryland	3.5	5.1	4.2	5.4
Massachusetts	2.7	2.3	3.0	2.7
Pennsylvania	2.0	1.9	1.5	1.5
Minnesota	1.4	1.8	1.8	3.8
Michigan	1.3	4.2	1.7	3.7
All others	6.8	9.1	8.3	9.9

Total Outside New York metropolitan area	26.2	36.2	30.3	34.7

	100.0%	100.0%	100.0%	100.0%

The ultimate ability to collect the loan portfolio is subject to changes in the real estate market and future economic conditions. During 2009 and 2008, there was a decline in the housing and real estate markets, both nationally and locally. Housing market conditions in the Northeast quadrant of the United States, where most of our lending activity occurs, weakened during 2009 and 2008 as evidenced by reduced levels of sales, increasing inventories of houses on the market, declining house prices, an increase in the length of time houses remain on the market and rising unemployment levels.

Although we believe that we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. While we continue to adhere to prudent underwriting standards, we are geographically concentrated in the New York metropolitan area of the United States and, therefore, are not immune to negative consequences arising from overall economic weakness and, in particular, a sharp downturn in the housing industry. Continued decreases in real estate values could adversely affect the value of property used as collateral for our loans. No assurance can be given in any particular case that our loan-to-value ratios will provide full protection in the event of borrower default. Adverse changes in the economy and increasing unemployment rates may have a negative effect on the ability of our borrowers to make timely loan payments, which would have an adverse impact on our earnings. A further increase in loan delinquencies would decrease our net interest income and may adversely impact our loss experience on non-performing loans which may result in an increase in the loss factors used in our quantitative analysis of the ALL, causing increases in our provision and allowance for loan losses. Although we use the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change.
There were no loans held for sale at December 31, 2009 and 2008.
The following is a comparative summary of loans on which the accrual of income has been discontinued and loans that are contractually past due 90 days or more but have not been classified non-accrual at December 31:

	2009	2008
	(In thousands)
Non-accrual loans:
One-to four-family	$581,786	$200,642
Multi-family and commercial mortgages	1,414	1,854
Construction loans	6,624	7,610
Consumer loans	1,916	626

Total non-accrual loans	591,740	210,732
Accruing loans delinquent 90 days or more	35,955	6,842

Total non-performing loans	$627,695	$217,574

At December 31, 2009, approximately $402.8 million of our non-performing loans were in the New York metropolitan area and $175.2 million were in other states in the Northeast quadrant of the United States.
The total amount of interest income received during the year on non-accrual loans outstanding and additional interest income on non-accrual loans that would have been recognized if interest on all such loans had been recorded based upon original contract terms is immaterial. Hudson City is not committed to lend additional funds to borrowers on non-accrual status.
At December 31, 2009 and 2008, loans evaluated for impairment in accordance with FASB guidance amounted to $11.2 million and $9.5 million, respectively. Based on this evaluation, the allowance for loan losses related to loans classified as impaired at December 31, 2009 and 2008 amounted to $2.1 million and $818,000, respectively. Interest income received during the year on loans classified as impaired was immaterial.

An analysis of the allowance for loan losses at December 31 follows:

	2009	2008	2007
	(In thousands)
Balance at beginning of year	$49,797	$34,741	$30,625

Charge-offs	(48,133)	(4,522)	(763)
Recoveries	910	78	79

Net charge-offs	(47,223)	(4,444)	(684)

Provision for loan losses	137,500	19,500	4,800

Balance at end of year	$140,074	$49,797	$34,741

7. Banking Premises and Equipment, net
A summary of the net carrying value of banking premises and equipment at December 31 is as follows:

	2009	2008
	(In thousands)
Land	$5,806	$5,806
Buildings	55,100	54,757
Leasehold improvements	43,550	41,279
Furniture, fixtures and equipment	78,998	75,756

Total acquisition cost	183,454	177,598
Accumulated depreciation and amortization	(113,338)	(104,096)

Total banking premises and equipment, net	$70,116	$73,502

Amounts charged to net occupancy expense for depreciation and amortization of banking premises and equipment amounted to $9.7 million, $10.2 million and $10.1 million in 2009, 2008 and 2007, respectively.
Hudson City has entered into non-cancelable operating lease agreements with respect to banking premises and equipment. It is expected that many agreements will be renewed at expiration in the normal course of business. Future minimum rental commitments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Year	Amount
(in thousands)
2010	$8,974
2011	9,196
2012	9,106
2013	8,940
2014	8,755
Thereafter	106,482

Total	$151,453

Net occupancy expense included gross rental expense for bank premises of $10.4 million, $9.4 million, and $8.5 million in 2009, 2008, and 2007, respectively, and rental income of $356,000, $324,000, and $384,000 for the respective years.
8. Deposits
Deposits at December 31 are summarized as follows:

	2009			2008
			Weighted			Weighted
	Balance	Percent	Average Rate	Balance	Percent	Average Rate
	(Dollars in thousands)
Savings	$786,559	3.20%	0.74%	$712,420	3.86%	0.76%
Noninterest-bearing demand	586,041	2.38	—	514,196	2.78	—
Interest-bearing demand	2,075,175	8.44	1.36	1,573,771	8.52	2.47
Money market	5,058,842	20.59	1.38	2,716,429	14.72	2.87
Time deposits	16,071,431	65.39	2.01	12,947,226	70.12	3.69

Total deposits	$24,578,048	100.00%	1.74%	$18,464,042	100.00%	3.25%

Time deposits of $100,000 or more amounted to $5.94 billion and $4.60 billion at December 31, 2009 and 2008, respectively. Interest expense on time deposits of $100,000 or more for the years ended December 31, 2009, 2008 and 2007 was $112.1 million, $119.9 million, and $131.5 million, respectively. Included in noninterest-bearing demand accounts are mortgage escrow deposits of $102.8 million and $98.7 million at December 31, 2009 and 2008, respectively.
Scheduled maturities of time deposits at December 31, 2009 are as follows:

Year	Amount
(In thousands)
2010	$13,081,717
2011	2,146,191
2012	497,046
2013	85,380
2014	261,097

Total	$16,071,431

9. Borrowed Funds
Borrowed funds at December 31 are summarized as follows:

	2009		2008
		Weighted		Weighted
		Average		Average
	Principal	Rate	Principal	Rate
	(Dollars in thousands)
Securities sold under agreements to repurchase:
FHLB	$2,400,000	4.44%	$2,400,000	4.44%
Other brokers	12,700,000	3.93	12,700,000	3.91

Total securities sold under agreements to repurchase	15,100,000	4.01	15,100,000	3.99

Advances from the FHLB	14,875,000	3.99	15,125,000	3.94

Total borrowed funds	$29,975,000	4.00%	$30,225,000	3.97%

Accrued interest payable	$141,828		$138,351
The average balances of borrowings and the maximum amount outstanding at any month-end are as follows:

	At or for the Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Repurchase Agreements:
Average balance outstanding during the year	$15,100,221	$13,465,540	$10,305,216

Maximum balance outstanding at any month-end during the year	$15,100,000	$15,100,000	$12,016,000

Weighted average rate during the period	4.05%	4.17%	4.20%

FHLB Advances:
Average balance outstanding during the year	$15,035,798	$13,737,057	$10,286,869

Maximum balance outstanding at any month-end during the year	$15,575,000	$15,125,000	$12,125,000

Weighted average rate during the period	4.01%	4.14%	4.28%

Substantially all of our borrowed funds are callable at the discretion of the issuer after an initial no-call period. At December 31, 2009, borrowed funds had scheduled maturities and potential call dates as follows:

	Borrowings by Scheduled		Borrowings by Earlier of Scheduled
	Maturity Date		Maturity or Next Potential Call Date
		Weighted		Weighted
		Average		Average
Year	Principal	Rate	Principal	Rate
	(Dollars in thousands)
2010	$300,000	5.68%	$22,250,000	4.14%
2011	450,000	3.71	5,350,000	3.20
2012	250,000	3.55	1,050,000	4.15
2013	250,000	5.30	1,325,000	4.69
2014	350,000	3.37	—	—
2015	3,725,000	3.85	—	—
2016	7,100,000	4.31	—	—
2017	9,975,000	4.20	—	—
2018	5,850,000	3.13	—	—
2019	1,725,000	4.63	—	—

Total	$29,975,000	4.00%	$29,975,000	4.00%

The amortized cost and fair value of the underlying securities used as collateral for securities sold under agreements to repurchase, at or for the years ended December 31 are as follows:

	At or for the Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Amortized cost of collateral:
United States government-sponsored enterprise securities	$2,429,640	$2,150,000	$3,620,083
Mortgage-backed securities	14,482,533	15,572,838	9,308,551

Total amortized cost of collateral	$16,912,173	$17,722,838	$12,928,634

Fair value of collateral:
United States government-sponsored enterprise securities	$2,363,328	$2,159,471	$3,626,572
Mortgage-backed securities	15,115,964	15,759,490	9,294,264

Total fair value of collateral	$17,479,292	$17,918,961	$12,920,836

We have two collateralized borrowings in the form of repurchase agreements totaling $100.0 million with Lehman Brothers, Inc. that mature in the first quarter of 2013. Lehman Brothers, Inc. is currently in liquidation under the Securities Industry Protection Act. Mortgage-backed securities with an amortized cost of approximately $114.5 million are pledged as collateral for these borrowings. We intend to pursue full recovery of the pledged collateral in accordance with the contractual terms of the repurchase agreements. There can be no assurances that the final settlement of this transaction will result in the full recovery of the collateral or the full amount of the claim. We have not recognized a loss in our financial statements related to these repurchase agreements.
At December 31, 2009, we had unused lines of credit available from the FHLB, other than repurchase agreements, of up to $200.0 million. These lines of credit are renewed on an annual basis by the FHLB.

Our advances from the FHLB are secured by our investment in FHLB stock and by a blanket security agreement. This agreement requires us to maintain as collateral certain qualifying assets (such as one- to-four family residential mortgage loans) with a fair value, as defined, at least equal to 110% of any outstanding advances.
10. Employee Benefit Plans
a) Retirement and Other Postretirement Benefits
Non-contributory retirement and postretirement plans are maintained to cover employees hired prior to August 1, 2005, including retired employees, who have met the eligibility requirements of the plans. Benefits under the qualified and non-qualified defined benefit retirement plans are based primarily on years of service and compensation. In 2005, participation in the non-contributory retirement plan was restricted to those employees hired on or before July 31, 2005. Employees hired on or after August 1, 2005 will not participate in the plan. Also in 2005, the plan for postretirement benefits, other than pensions, was changed to restrict participation to those employees hired on or before July 31, 2005, and placed a cap on the premium value of the non-contributory coverage provided at the 2007 premium rate, beginning in 2008, for those eligible employees who retire after December 31, 2005.
Funding of the qualified retirement plan is actuarially determined on an annual basis. It is our policy to fund the qualified retirement plan sufficiently to meet the minimum requirements set forth in the Employee Retirement Income Security Act of 1974. The non-qualified retirement plan, for certain executive officers, is unfunded and had a projected benefit obligation of $17.1 million at December 31, 2009 and $12.4 million at December 31, 2008. Certain health care and life insurance benefits are provided to eligible retired employees (“other benefits”). Participants generally become eligible for retiree health care and life insurance benefits after 10 years of service. The measurement date for year-end disclosure information is December 31 and the measurement date for net periodic benefit cost is January 1.

The following table shows the change in benefit obligation, the change in plan assets, and the funded status for the retirement plans and other benefits at December 31:

	Retirement Plans		Other Benefits
	2009	2008	2009	2008
	(In thousands)
Change in Benefit Obligation:
Benefit obligation at beginning of year	$132,134	$114,491	$37,820	$37,245
Service cost	4,001	3,285	583	1,122
Interest cost	7,776	6,675	1,884	2,272
Participant contributions	—	—	46	40
Actuarial loss (gain)	2,403	11,921	(4,197)	(1,116)
Benefits paid	(4,486)	(4,238)	(1,915)	(1,851)
Medicare subsidy	—	—	—	108

Benefit obligation at end of year	141,828	132,134	34,221	37,820

Change in Plan Assets:
Fair value of plan assets at beginning of year	96,327	104,063	—	—
Actual return on plan assets	16,595	(22,030)	—	—
Employer contributions	35,332	18,532	1,869	1,811
Participant contributions	—	—	46	40
Benefits paid	(4,486)	(4,238)	(1,915)	(1,851)

Fair value of plan assets at end of year	143,768	96,327	—	—

Funded status	$1,940	$(35,807)	$(34,221)	$(37,820)

Funded status amounts recognized in the consolidated statements of financial condition at December 31 consist of:

	Retirement Plans		Other Benefits
	2009	2008	2009	2008
	(In thousands)
Other assets	$1,940	$—	$—	$—
Accrued expenses and other liabilities	—	(35,807)	(34,221)	(37,820)
Pre-tax amounts recognized as components of total accumulated other comprehensive income at December 31 consist of:

	Retirement Plans		Other Benefits
	2009	2008	2009	2008
		(In thousands)
Net actuarial loss	$47,981	$55,748	$8,301	$11,261
Prior service cost (credit)	2,239	2,577	(22,470)	(24,035)

Total	$50,220	$58,325	$(14,169)	$(12,774)

The accumulated benefit obligation for all defined benefit retirement plans was $120.9 million and $113.7 million at December 31, 2009 and 2008, respectively.

Net periodic benefit cost for the years ended December 31 included the following components:

	Retirement Plans			Other Benefits
	2009	2008	2007	2009	2008	2007
	(In thousands)
Net periodic benefit cost:
Service cost	$4,001	$3,285	$3,358	$583	$1,122	$945
Interest cost	7,776	6,675	6,392	1,884	2,272	2,058
Expected return on assets	(8,575)	(8,530)	(8,269)	—	—	—
Amortization of:
Net actuarial loss	3,686	252	284	301	687	575
Prior service cost (credit)	338	325	300	(1,565)	(1,565)	(1,565)

Net periodic benefit cost	7,226	2,007	2,065	1,203	2,516	2,013

Other changes in plan assets and benefit obligations recognized in other comprehensive income:
Net actuarial (gain) loss	(4,081)	41,275	3,878	(2,659)	(1,116)	(74)
Prior service cost (credit)	—	—	677	—	—	(1,537)
Amortization of net actuarial loss	(3,686)	(252)	(284)	(301)	(687)	(575)
Amortization of prior service cost	(338)	(325)	(300)	1,565	1,565	1,565

Total recognized in other comprehensive income	(8,105)	40,698	3,971	(1,395)	(238)	(621)

Total recognized in net periodic benefit cost and other comprehensive income	$(879)	$42,705	$6,036	$(192)	$2,278	$1,392

The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2010 are $2.7 million and $339,000, respectively. The estimated net actuarial loss and prior service credit for other defined benefit post-retirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2010 are $264,000 and ($1.6) million, respectively.
The following are the weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Retirement Plans			Other Benefits
	2009	2008	2007	2009	2008	2007

Discount rate	5.75%	6.00%	6.00%	5.75%	6.00%	6.00%
Expected return on assets	8.25	8.25	8.25	—	—	—
Rate of compensation increase	4.25	4.25	4.25	—	—	—
The following are the weighted-average assumptions used to determine benefit obligations at December 31:

	Retirement Plans		Other Benefits
	2009	2008	2009	2008

Discount rate	6.00%	5.75%	5.75%	5.75%
Rate of compensation increase	4.00	4.00	—	—

The overall expected return on assets assumption is based on the historical performance of the pension fund. The average return over the past ten years was determined for the market value of assets, which is the value used in the calculation of annual net periodic benefit cost.
The assumed health care cost trend rate used to measure the expected cost of other benefits for 2009 was 8.5%. The rate was assumed to decrease gradually to 4.75% for 2016 and remain at that level thereafter.
A 1% change in the assumed health care cost trend rate would have the following effects on other benefits:

	1% Increase	1% Decrease

	(in thousands)
Effect on total service cost and interest cost	$35	$(81)
Effect on other benefit obligations	476	(51)
Funds in Hudson City’s qualified retirement plan are invested in a commingled asset allocation fund (the “Fund”) of a well-established asset management company and in Hudson City Bancorp, Inc. common stock. The purpose of the Fund is to provide a diversified portfolio of equities, fixed income instruments and cash. The plan trustee, in its absolute discretion, manages the Fund. The Fund is maintained with the objective of providing investment results that outperform a static mix of 55% equity, 35% bond and 10% cash, as well as the median manager of balanced funds. In order to achieve the Fund’s return objective, the Fund will combine fundamental analysis and a quantitative proprietary model to allocate and reallocate assets among the three broad investment categories of equities, money market instruments and other fixed income obligations. As market and economic conditions change, these ratios will be adjusted in moderate increments of about five percentage points. It is intended that the equity portion will represent approximately 40% to 70%, the bond portion approximately 25% to 55% and the money market portion 0% to 25%. Performance results are reviewed at least annually with the asset management company of the Fund.
Equity securities held by the Fund include Hudson City Bancorp, Inc. common stock in the amount of $9.6 million (6.7% of total plan assets) as of December 31, 2009, and $11.2 million (11.6% of total plan assets) as of December 31, 2008. This stock was purchased at an aggregate cost of $6.0 million using a cash contribution made by Hudson City Savings in July 2003. Our plan may not purchase our common stock if, after the purchase, the fair value of our common stock held by the plan equals or exceeds 10% of the fair value of plan assets. We review with the plan administrator the rebalancing of plan assets if the fair value of our common stock held by the plan exceeds 20% of the fair value of the total plan assets.

The following table presents the fair value of the retirement plan’s assets at December 31, 2009 by asset class:

		Fair Value Measurements at December 31, 2009
		Quoted Prices in Active	Significant Other	Significant
	Carrying	Markets for Identical	Observable Inputs	Unobservable
Asset Class	Value	Assets (Level 1)	(Level 2)	Inputs (Level 3)
	(In thousands)
Cash	8,732	8,732	—	—
Guaranteed deposit fund (a)	12,059	—	—	12,059
Equity Securities (b)	78,475	78,475	—	—
Fixed income securities (c)	44,502	44,502	—	—

	$143,768	$131,709	$—	$12,059

(a)	The Guaranteed Deposit Fund (the “Fund”) is an investment in the general account of the Prudential Retirement Insurance and Annuity Company and represents an insurance claim supported by all general account assets.

The Fund’s assets are intermediate-term, high-grade fixed income securities consisting of commercial mortgages, private placement bonds, publicly-traded debt securities and asset-backed securities.

(b)	This class includes mutual funds that invest primarily in companies listed in the Russell 1000 Growth Index and Russell 1000 Value Index. The objectives of the mutual funds are to outperform these indices. The mutual funds also invest in other equity securities, derivative instruments and cash-equivalent securities or funds. This class also includes $9.6 million of Hudson City Bancorp, Inc. common stock.

(c)	This class includes a mutual fund that invests in international, emerging markets and high-yield fixed income markets.
The following table presents a reconciliation of Level 3 assets measured at fair value for the period of January 1, 2009 to December 31, 2009:

Fair Value Measurements Using
Significant Unobservable Inputs (Level 3)
(In thousands)
Guaranteed
Deposit Fund
Beginning balance at December 31, 2008	$12,273
Purchases, sales, issuances and settlements (net)	(214)
Transfer into level 3	—

Ending balance at December 31, 2009	$12,059

We contributed $35.0 million to the qualified retirement plan’s assets in 2009. We expect to contribute $10.0 million during 2010.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid under the current provisions of the plans.

	Retirement	Other
Year	Plans	Benefits
	(In thousands)
2010	$5,431	$2,307
2011	5,737	2,440
2012	6,113	2,581
2013	7,375	2,710
2014	7,927	2,819
2015 through 2019	50,083	14,926
b) Employee Stock Ownership Plan
The ESOP is a tax-qualified plan designed to invest primarily in Hudson City common stock that provides employees with the opportunity to receive an employer-funded retirement benefit based primarily on the value of Hudson City common stock. Employees are generally eligible to participate in the ESOP after one year of service providing they worked at least 1,000 hours during the plan year and attained age 21. Participants who do not have at least 1,000 hours of service during the plan year or are not employed on the last working day of a plan year are generally not eligible for an allocation of stock for such year. The ESOP was authorized to purchase 27,879,385 shares following our initial public offering and an additional 15,719,223 shares following our second-step conversion. The ESOP administrator did purchase, in aggregate, 43,598,608 shares of Hudson City common stock at an average price of $5.69 per share with loans from Hudson City Bancorp.
The combined outstanding loan principal at December 31, 2009 was $231.9 million. Those shares purchased were pledged as collateral for the loan and are released from the pledge for allocation to participants as loan payments are made. The loan will be repaid and the shares purchased will be allocated to employees in equal installments of 962,185 shares per year over a forty-year period. The annual allocation of shares is based on the ratio of a participant’s eligible compensation, as defined in the ESOP document, as a percentage of total eligible compensation of all participants in the ESOP. Dividends on allocated and unallocated shares, to the extent that they exceed the scheduled principal and interest payments on the ESOP loan, are paid to participants in cash.
Through December 31, 2008, a total of 9,922,144 shares have been allocated to participants. For the plan year ended December 31, 2009, there are 962,185 shares that are committed to be released and will be allocated to participants. Unallocated ESOP shares held in suspense totaled 33,676,464 at December 31, 2009 and had a fair market value of $462.4 million. ESOP compensation expense for the years ended December 31, 2009, 2008 and 2007 was $20.8 million, $23.0 million, and $17.3 million, respectively.
The ESOP restoration plan is a non-qualified plan that provides supplemental benefits to certain executives who are prevented from receiving the full benefits contemplated by the employee stock ownership plan’s benefit formula. The supplemental cash payments consist of payments representing shares that cannot be allocated to participants under the ESOP due to the legal limitations imposed on tax-qualified plans and, in the case of participants who retire before the repayment in full of the ESOP’s loan, payments representing the shares that would have been allocated if employment had continued through the full term of the loan. We accrue for these benefits over the period during which employees provide services to earn these benefits. At December 31, 2009 and 2008, we had accrued $33.3 million and $30.0 million, respectively for the ESOP restoration plan. During 2007, two former executives received benefit payments from the ESOP restoration plan and no longer participate in the plan. Compensation expense related to this plan amounted to $3.7 million, $6.5 million and $5.8 million in 2009, 2008, and 2007, respectively.
c) Recognition and Retention Plans
Hudson City Bancorp granted stock awards pursuant to the Recognition and Retention Plan (the “RRP) established in January 2000 and the Stock Incentive Plan (the “SIP Plan”) established in January 2006. The purpose of both plans is to promote the growth and profitability of Hudson City Bancorp by providing directors, officers and employees with an equity interest in Hudson City Bancorp as an incentive to achieve corporate goals. The plans have invested primarily in shares of Hudson City common stock that were used to make restricted stock awards. Expense for both plans in the amount of the fair value of the common stock at the date of grant is recognized ratably over the vesting period.
The RRP were authorized, in the aggregate, to purchase not more than 14,901,480 shares of common stock, and have purchased 14,887,855 shares on the open market at an average price of $2.91 per share. Generally, restricted stock grants are held in escrow for the benefit of the award recipient until vested. Awards outstanding generally vest in five annual installments commencing one year from the date of the award. As of December 31, 2009, common stock that had not been awarded totaled 13,625 shares.
During 2009, the Compensation Committee authorized performance-based stock awards (the “2009 stock awards”) pursuant to the SIP Plan for 847,750 shares of our common stock. These shares were issued from treasury stock and will vest in annual installments over a three-year period if certain performance measures are met and employment continues through the vesting date. None of these shares may be sold or transferred before the January 2012 vesting date. We have determined that it is probable these performance measures will be met and have therefore recorded compensation expense for the 2009 stock awards. Expense for the 2009 stock awards is recognized over the vesting period and is based on the fair value of the shares on the grant date which was $12.03. Expense attributable to both plans amounted to $4.6 million, $1.4 million and $1.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.
A summary of the status of the granted, but unvested shares under the RRP and SIP Plan as of December 31, and changes during those years, is presented below:

	Restricted Stock Awards
	2009		2008		2007
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Grant Date	Number of	Grant Date	Number of	Grant Date
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Outstanding at beginning of period	224,417	$11.73	350,576	$11.74	540,851	$11.57
Granted	847,750	12.03	—	—	—	—
Vested	(112,211)	11.73	(126,159)	11.75	(190,275)	11.27

Outstanding at end of period	959,956	$12.00	224,417	$11.73	350,576	$11.74

The per share weighted-average vesting date fair value of the shares vested during 2009, 2008, and 2007 was $12.56, $18.47, and $13.46, respectively.
d) Stock Option Plans
In accordance with FASB guidance on stock compensation, compensation expense is recognized for new stock-based awards granted after January 1, 2006, awards modified, repurchased or cancelled after January 1, 2006, and the remaining portion of the requisite service under previously granted unvested awards outstanding as of January 1, 2006 based upon the grant-date fair value of those awards. There was no impact of the adoption on previously reported periods, in accordance with the transition FASB guidance.
Each stock option granted entitles the holder to purchase one share of Hudson City’s common stock at an exercise price not less than the fair market value of a share of common stock at the date of grant. Options granted generally vest over a five year period from the date of grant and will expire no later than 10 years following the grant date. Under the Hudson City stock option plans existing prior to 2006, 36,323,960 shares of

Hudson City Bancorp, Inc. common stock have been reserved for issuance. Directors and employees have been granted 36,503,507 stock options, including 240,819 shares previously issued, but forfeited by plan participants prior to exercise.
In June 2006, our shareholders approved the Hudson City Bancorp, Inc. 2006 Stock Incentive Plan (the “SIP Plan”) authorizing us to grant up to 30,000,000 shares of common stock. In July 2006, the Compensation Committee of the Board of Directors of Hudson City Bancorp (the “Committee”), authorized grants to each non-employee director, executive officers and other employees to purchase shares of the Company’s common stock, pursuant to the SIP Plan. Grants were made in 2006, 2007 and 2008 pursuant to the SIP Plan for 7,960,000, 3,527,500 and 4,025,000 options, respectively, at an exercise price equal to the fair value of our common stock on the grant date, based on quoted market prices. Of these options, 5,035,000 have vesting periods ranging from one to five years and an expiration period of ten years (“Retention Options”). The remaining 10,477,500 shares have vesting periods ranging from two to three years if certain financial performance measures are met (“Performance Options”). Subject to review and verification by the Committee, we believe we attained these performance measures and have therefore recorded compensation expense for the 2006, 2007 and 2008 grants.
During 2009, the Committee authorized stock option grants (the “2009 grants”) pursuant to the SIP Plan for 3,375,000 options at an exercise price equal to the fair value of our common stock on the grant date, based on quoted market prices. Of these options, 2,875,000 will vest in January 2012 if certain financial performance measures are met and employment continues through the vesting date (“2009 Performance Options”). The remaining 500,000 options will vest between January 2010 and April 2010 (“2009 Retention Options”). The 2009 grants have an expiration period of ten years. We have determined that it is probable these performance measures will be met and have therefore recorded compensation expense for the 2009 grants.
The dividend yield assumption for the 2009, 2008 and 2007 grants were based on our current declared dividend as a percentage of the stock price on the grant date. The expected volatility assumption for 2009, 2008 and 2007 were calculated based on the weighting of our historical and rolling volatility for the expected term of the option grants. The risk-free interest rate was determined for 2009, 2008, and 2007 by reference to the continuously compounded yield on Treasury obligations for the expected term. The expected option life was based on historic optionee behavior for prior option grant awards.
The fair values of the 2009, 2008 and 2007 grants were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions.

	2009		2008		2007
	2009 Retention Options	2009 Performance Options	Retention Options	Performance Options	Retention Options	Performance Options

Expected dividend yield	4.80%	4.80%	2.30%	2.30%	2.32%	2.32%
Expected volatility	33.43	29.08	19.59	20.75	16.72	19.50
Risk-free interest rate	1.29	1.75	2.41	2.88	4.90	4.87
Expected option life	3.5 years	5.5 years	3.5 years	5.5 years	3.5 years	5.5 years
Fair value of options granted	$2.05	$1.92	$2.14	$2.85	$2.10	$2.88
Compensation expense related to our outstanding stock options amounted to $12.9 million, $15.0 million and $12.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

A summary of the status of the granted, but unexercised stock options as of December 31, and changes during those years, is presented below:

	2009		2008		2007
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	Stock	Exercise	Stock	Exercise	Stock	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding at beginning of year	26,728,119	$10.35	29,080,114	$7.91	26,979,989	$6.89
Granted	3,375,000	12.11	4,025,000	15.96	3,527,500	13.74
Exercised	(5,840,427)	2.30	(6,325,277)	2.69	(1,360,635)	2.67
Forfeited	—	—	(51,718)	13.10	(66,740)	10.03

Outstanding at end of year	24,262,692	$12.51	26,728,119	$10.35	29,080,114	$7.91

Shares issued upon the exercise of stock options are issued from treasury stock. Hudson City has an adequate number of treasury shares available for sale for future stock option exercises. The total intrinsic value of the options exercised during 2009, 2008 and 2007 was $63.0 million, $92.4 million, and $15.0 million, respectively.
The following table summarizes information about our stock options outstanding at December 31, 2009:

Options Outstanding			Options Exercisable
	Weighted
	Average	Weighted		Weighted
Number	Remaining	Average	Number	Average
Of Options	Contractual	Exercise	Of Options	Exercise
Outstanding	Life	Price	Exercisable	Price

46,000	1 month	$2.16	46,000	$2.16
121,383	1 year	3.09	121,383	3.09
820,736	1 year	3.59	820,736	3.59
63,801	2 years	4.20	63,801	4.20
614,440	2 years	5.53	614,440	5.53
131,395	3 years	5.96	131,395	5.96
206,480	3 years	6.35	206,480	6.35
448,840	4 years	10.33	448,840	10.33
417,184	5 years	11.17	329,320	11.17
305,592	4 years	11.91	297,201	11.91
2,299,341	4 years	12.22	1,840,875	12.22
8,055,000	6.5 years	12.76	6,895,000	12.76
350,000	7.5 years	13.35	350,000	13.35
3,182,500	7 years	13.78	157,500	13.78
3,475,000	8 years	15.69	25,000	15.69
350,000	8 years	18.84	350,000	18.84
350,000	9 years	12.81	—	12.81
3,025,000	9 years	12.03	25,000	12.03

24,262,692		$12.51	12,722,971	$11.45

The total intrinsic value of the options outstanding and options exercisable were $29.6 million and $29.0 million, respectively, as of December 31, 2009. At December 31, 2009, unearned compensation costs related to all nonvested awards of options and restricted stock not yet recognized totaled $34.0 million, and will be recognized over a weighted-average period of approximately 2.3 years.

e) Incentive Plans
A tax-qualified profit sharing and savings plan is maintained based on Hudson City’s profitability. All employees are eligible after one year of employment and the attainment of age 21. Expense related to this plan was $3.0 million, $2.0 million, and $1.8 million in 2009, 2008 and 2007, respectively.
Certain incentive plans are maintained to recognize key executives who are able to make substantial contributions to the long-term success and financial strength of Hudson City. At the end of each performance period, the value of the award is determined in accordance with established criteria. Participants can elect cash payment or elect to defer the award until retirement. The expense related to these plans was $7.3 million, $6.2 million, and $4.8 million in 2009, 2008 and 2007, respectively.
11. Income Taxes
Income tax expense (benefit) is summarized as follows for the years ended December 31:

	2009	2008	2007

	(In thousands)
Federal:
Current	$323,152	$255,511	$170,374
Deferred	(36,368)	(9,372)	(7,896)

Total federal	286,784	246,139	162,478

State:
Current	70,270	44,685	24,941
Deferred	(10,332)	(3,496)	(1,534)

Total state	59,938	41,189	23,407

Total income tax expense	$346,722	$287,328	$185,885

Not included in the above table are deferred income tax expense amounts of $94.4 million, $21.4 million and $45.7 million for 2009, 2008 and 2007, respectively, which represent the deferred income taxes relating to the changes in accumulated other comprehensive income (loss).
The amounts reported as income tax expense vary from the amounts that would be reported by applying the statutory federal income tax rate to income before income taxes due to the following:

	2009	2008	2007

	(Dollars in thousands)
Income before income tax expense	$873,966	$732,886	$481,743
Statutory income tax rate	35%	35%	35%

Computed expected income tax expense	305,888	256,510	168,610
State income taxes, net of federal income tax benefit	38,960	26,773	15,215
ESOP fair market value adjustment	2,212	3,665	2,559
Other, net	(338)	380	(499)

Income tax expense	$346,722	$287,328	$185,885

The net deferred tax asset consists of the following at December 31:

	2009	2008

	(In thousands)
Deferred tax asset:
Postretirement benefits	$41,873	$43,462
Allowance for loan losses	56,621	19,701
Mortgage premium amortization	6,281	7,269
Non-qualified benefit plans	44,393	37,314
ESOP expense	8,700	7,245
Fair value adjustment on mortgages recorded in Acquisition	2,826	3,548
Interest on non-accrual loans	11,483	2,569
Other	7,359	4,766

	179,536	125,874

Deferred tax liabilities:
Postretirement benefits	30,340	17,874
Net unrealized gain on securities available for sale	142,109	51,522
Fair value adjustments related to the Acquisition:
Core deposit intangible	2,544	3,308
Buildings	1,648	1,827
Other	83	702

	176,724	75,233

Net deferred tax asset (included in other assets)	$2,812	$50,641

The net deferred tax asset represents the anticipated federal and state tax benefits expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. In management’s opinion, in view of Hudson City’s previous, current and projected future earnings trends, such net deferred tax asset will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required at December 31, 2009 and 2008.
In July 2006, FASB issued guidance which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. Accrued estimated penalties and interest on unrecognized tax benefits were approximately $645,000 and $915,000 at December 31, 2009 and 2008, respectively. Estimated penalties and interest of ($270,000), $470,000, and $445,000 are included in income tax expense at December 31, 2009, 2008, and 2007, respectively. The Company’s tax returns are subject to examination in the normal course by federal tax authorities for the years 2006 through 2009 and by state authorities for the years 2005 through 2009.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31 is as follows:

	2009	2008

	(in thousands)
Balance at January 1	$3,212	$2,189

Additions based on tax positions related to the current year	3,156	1,266
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	(2,315)	(243)

Balance at December 31	$4,053	$3,212

Retained earnings at December 31, 2009 included approximately $58.0 million for which no deferred income taxes have been provided. This amount represents the base year allocation of income to bad debt deduction for tax purposes. Under FASB guidance, this amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that the amount will be reduced and result in taxable income in the foreseeable future. Events that would result in taxation of these reserves include failure to qualify as a bank for tax purposes or distributions in excess of Hudson City Savings’ current and accumulated earnings and profits, distributions in redemption of stock and distributions in partial or complete liquidation. The unrecognized deferred tax liability with respect to our base-year deduction amounted to $23.5 million at December 31, 2009 and 2008.
12. Fair Value Measurements and Disclosures
a) Fair Value Measurements
The Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC Topic 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. ASC Topic 820 was issued to increase consistency and comparability in reporting fair values.
We use fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. We did not have any liabilities that were measured at fair value at December 31, 2009. Our securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets or liabilities on a non-recurring basis, such as foreclosed real estate owned, certain impaired loans and goodwill. These non-recurring fair value adjustments generally involve the write-down of individual assets due to impairment losses.
In accordance with ASC Topic 820-10-35-01, we group our assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:
• Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.
• Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

• Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.
We base our fair values on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC Topic 820 requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Assets that we measure on a recurring basis are limited to our available-for-sale securities portfolio. Our available-for-sale portfolio is carried at estimated fair value with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in shareholders’ equity. Substantially all of our available-for-sale portfolio consists of mortgage-backed securities and investment securities issued by government-sponsored enterprises. The fair values for substantially all of these securities are obtained from an independent nationally recognized pricing service. Based on the nature of our securities, our independent pricing service provides us with prices which are categorized as Level 2 since quoted prices in active markets for identical assets are generally not available for the majority of securities in our portfolio. Various modeling techniques are used to determine pricing for our mortgage-backed securities, including option pricing and discounted cash flow models. The inputs to these models include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. We also own equity securities with a carrying value of $7.1 million and $7.4 million at December 31, 2009 and 2008, respectively for which fair values are obtained from quoted market prices in active markets and, as such, are classified as Level 1.
The following table provides the level of valuation assumptions used to determine the carrying value of our assets measured at fair value on a recurring basis at December 31, 2009 and 2008.

		Fair Value at December 31, 2009 using

		Quoted Prices in Active	Significant Other	Significant
	Carrying	Markets for Identical	Observable Inputs	Unobservable Inputs
Description	Value	Assets (Level 1)	(Level 2)	(Level 3)
		(In thousands)
Available for sale debt securities:
Mortgage-backed securities	$11,116,531	$—	$11,116,531	$—
U.S. government-sponsored enterprises debt	1,088,165	—	1,088,165	—

Total available for sale debt securities	12,204,696	—	12,204,696	—

Available for sale equity securities:
Financial services industry	$7,075	$7,075	$—	$—

Total available for sale equity securities	7,075	7,075	—	—

Total available for sale securities	$12,211,771	$7,075	$12,204,696	$—

		Fair Value Measurements at December 31, 2008
		Quoted Prices in Active	Significant Other	Significant
	Carrying	Markets for Identical	Observable Inputs	Unobservable Inputs
Description	Value	Assets (Level 1)	(Level 2)	(Level 3)
			(In thousands)
Available for sale:
Mortgage-backed securities	$9,915,554	$—	$9,915,554	$—
U.S. government-sponsored enterprises debt	3,406,248		3,406,248	—

Total available for sale debt securities	$13,321,802	$—	$13,321,802	$—

Available for sale equity securities:
Financial services industry	$7,385	$7,385	$—	$—

Total available for sale equity securities	7,385	7,385	—	—

Total available for sale securities	$13,329,187	$7,385	$13,321,802	$—

Assets that were measured at fair value on a non-recurring basis at December 31, 2009 and 2008 were limited to non-performing commercial and construction loans that are collateral dependent and foreclosed real estate. Commercial and construction loans evaluated for impairment in accordance with FASB guidance amounted to $11.2 million and $9.5 million at December 31, 2009 and 2008, respectively. Based on this evaluation, we established an allowance for loan losses of $2.1 million and $818,000 for such impaired loans for those same respective periods. The provision for loan losses related to these loans amounted to $1.3 million and $550,000 for 2009 and 2008. These impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral, less estimated selling costs. Since all of our impaired loans at December 31, 2009 are secured by real estate, fair value is estimated through current appraisals, where practical, or an inspection and a comparison of the property securing the loan with similar properties in the area by either a licensed appraiser or real estate broker and, as such, are classified as Level 3.
Foreclosed real estate represents real estate acquired as a result of foreclosure or by deed in lieu of foreclosure and is carried at the lower of cost or fair value less estimated selling costs. Fair value is estimated through current appraisals, where practical, or an inspection and a comparison of the property securing the loan with similar properties in the area by either a licensed appraiser or real estate broker and, as such, foreclosed real estate properties are classified as Level 3. Foreclosed real estate at December 31, 2009 and 2008 amounted to $16.7 million and $15.5 million, respectively. During 2009 and 2008, charge-offs to the allowance for loan losses related to loans that were transferred to foreclosed real estate amounted to $9.8 million and $1.8 million, respectively. Write downs and net loss on sale related to foreclosed real estate that were charged to non-interest expense amounted to $2.4 million and $1.3 million for those same respective periods.
The following table provides the level of valuation assumptions used to determine the carrying value of our assets measured at fair value on a non-recurring basis at December 31, 2009 and 2008.

	Fair Value Measurments at December 31, 2009 using

	Quoted Prices in Active	Significant Other	Significant	Total
	Markets for Identical	Observable Inputs	Unobservable Inputs	Gains
Description	Assets (Level 1)	(Level 2)	(Level 3)	(Losses)
		(In thousands)
Impaired loans	$—	$—	$11,178	$—
Foreclosed real estate	—	—	16,736	(2,365)

	Fair Value Measurements at December 31, 2008
	Quoted Prices in Active	Significant Other	Significant	Total
	Markets for Identical	Observable Inputs	Unobservable Inputs	Gains
Description	Assets (Level 1)	(Level 2)	(Level 3)	(Losses)
		(In thousands)
Impaired loans	$—	$—	$9,464	$—
Foreclosed real estate	—	—	15,532	(1,343)
b) Fair Value Disclosures
The fair value of financial instruments represents the estimated amounts at which the asset or liability could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into any of the estimates.
Carrying amounts of cash, due from banks and federal funds sold are considered to approximate fair value. The carrying value of FHLB stock equals cost. The fair value of FHLB stock is based on redemption at par value.
The fair value of one- to four-family mortgages and home equity loans are generally estimated using the present value of expected future cash flows, assuming future prepayments and using market rates for new loans with comparable credit risk. The method of estimating fair value does not incorporate the exit-price concept of fair value prescribed by ASC 820-10.
For time deposits and fixed-maturity borrowed funds, the fair value is estimated by discounting estimated future cash flows using currently offered rates. Structured borrowed funds are valued using an option valuation model which uses assumptions for anticipated calls of borrowings based on market interest rates and weighted-average life. For deposit liabilities payable on demand, the fair value is the carrying value at the reporting date. There is no material difference between the fair value and the carrying amounts recognized with respect to our off-balance sheet commitments.
Other important elements that are not deemed to be financial assets or liabilities and, therefore, not considered in these estimates include the value of Hudson City’s retail branch delivery system, its existing core deposit base and banking premises and equipment.

The estimated fair value of Hudson City’s financial instruments is summarized as follows at December 31:

	2009		2008

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

	(In thousands)

Assets:
Cash and due from banks	$198,752	$198,752	$184,915	$184,915
Federal funds sold	362,449	362,449	76,896	76,896
Investment securities held to maturity	4,187,704	4,071,005	50,086	50,512
Investment securities available for sale	1,095,240	1,095,240	3,413,633	3,413,633
Federal Home Loan Bank of New York stock	874,768	874,768	865,570	865,570
Mortgage-backed securities held to maturity	9,963,554	10,324,831	9,572,257	9,695,445
Mortgage-backed securities available for sale	11,116,531	11,116,531	9,915,554	9,915,554
Loans	31,721,154	32,758,247	29,440,761	29,743,919

Liabilities:
Deposits	24,578,048	24,913,407	18,464,042	18,486,681
Borrowed funds	29,975,000	32,485,513	30,225,000	34,156,052
13. Regulatory Matters
Hudson City Savings is subject to comprehensive regulation, supervision and periodic examination by the Office of Thrift Supervision (“OTS”). Deposits at Hudson City Savings are insured up to standard limits of coverage provided by the Deposit Insurance Fund (“DIF”) of the Federal Deposit Insurance Corporation (“FDIC”).
OTS regulations require federally chartered savings banks to meet three minimum capital ratios: a 1.5% tangible capital ratio, a 4% leverage (core capital) ratio and an 8% total risk-based capital ratio. In assessing an institution’s capital adequacy, the OTS takes into consideration not only these numeric factors but also qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where necessary. Management believes that, as of December 31, 2009, Hudson City Savings met all capital adequacy requirements to which it is subject and would have been categorized as a well-capitalized institution under the prompt corrective action regulations as of that date.
The following is a summary of Hudson City Savings’ actual capital amounts and ratios as of December 31, 2009 and 2008, compared to the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well-capitalized institution:

			OTS Requirements

			Minimum Capital		For Classification as
	Bank Actual		Adequacy		Well-Capitalized

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
December 31, 2009
Tangible capital	$4,539,630	7.59%	$897,374	1.50%	n/a	n/a
Leverage (core) capital	4,539,630	7.59	2,392,955	4.00	$2,991,245	5.00%
Total-risk-based capital	4,679,843	21.02	1,781,277	8.00	2,226,597	10.00

December 31, 2008
Tangible capital	$4,290,316	7.99%	$805,475	1.50%	n/a	n/a
Leverage (core) capital	4,290,316	7.99	2,147,935	4.00	$2,684,918	5.00%
Total-risk-based capital	4,340,315	21.52	1,613,657	8.00	2,017,071	10.00

The OTS may take certain supervisory actions under the prompt corrective action regulations of the Federal Deposit Insurance Corporation Improvement Act with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution’s financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under the OTS regulations, an institution is considered well-capitalized if it has a leverage (Tier 1) capital ratio of at least 5.0% and a total risk-based capital ratio of at least 10.0%. The OTS regulates all capital distributions by Hudson City Savings directly or indirectly to Hudson City Bancorp, including dividend payments. Hudson City Savings may not pay dividends to Hudson City Bancorp if, after paying those dividends, it would fail to meet the required minimum levels under risk-based capital guidelines and the minimum leverage and tangible capital ratio requirements. As the subsidiary of a savings and loan holding company, Hudson City Savings currently must file a notice with the OTS at least 30 days prior to each capital distribution. However, if the total amount of all capital distributions (including each proposed capital distribution) for the applicable calendar year exceeds net income for that year to date plus the retained net income for the preceding two years, then Hudson City Savings must file an application to receive the approval of the OTS for a proposed capital distribution.
The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk-weightings and other factors.
Hudson City Bancorp is regulated, supervised and examined by the OTS as a savings and loan holding company and, as such, is not subject to regulatory capital requirements.
Upon completion of the second-step conversion, Hudson City Bancorp established a “liquidation account” in an amount equal to the total equity of Hudson City Savings as of the latest practicable date prior to the second-step conversion. The liquidation account was established to provide a limited priority claim to the assets of Hudson City Savings to “eligible account holders” and “supplemental eligible account holders”, as defined in the Plan, who continue to maintain deposits in Hudson City Savings after the second-step conversion. In the unlikely event of a complete liquidation of Hudson City Savings at a time when Hudson City Savings has a positive net worth, and only in such event, each eligible account holder and supplemental eligible account holder would be entitled to receive a liquidation distribution, prior to any payment to the stockholders of Hudson City Bancorp. In the unlikely event of a complete liquidation of Hudson City Savings and Hudson City Bancorp does not have sufficient assets (other than the stock of Hudson City Savings) to fund the obligation under the liquidation account, Hudson City Savings will fund the remaining obligation as if Hudson City Savings had established the liquidation account rather than Hudson City Bancorp. Any assets remaining after the liquidation rights of eligible account holders and supplemental eligible account holders are satisfied would be distributed to Hudson City Bancorp as the sole stockholder of Hudson City Savings.
14. Commitments and Contingencies
Hudson City Savings is a party to commitments to extend credit in the normal course of business to meet the financial needs of its customers and commitments to purchase loans and mortgage-backed securities to meet our growth initiatives. Commitments to extend credit are agreements to lend money to a customer as long as there is no violation of any condition established in the contract.
Commitments to fund first mortgage loans generally have fixed expiration dates or other termination clauses, whereas home equity lines of credit have no expiration date. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Hudson City Savings evaluates each customer’s credit-worthiness on a case-by-case basis.

At December 31, 2009, Hudson City Savings had variable- and fixed-rate first mortgage loan commitments to extend credit of approximately $288.8 million and $249.2 million, respectively; commitments to purchase variable- and fixed-rate first mortgage loans of $91.0 million and $66.5 million, respectively; commitments to purchase variable- and fixed-rate mortgage-backed securities of $1.24 billion and $7.5 million, respectively; and unused home equity, overdraft and commercial/construction lines of credit of approximately $179.7 million, $2.9 million, and $12.8 million, respectively. At December 31, 2008, Hudson City Savings had variable- and fixed-rate first mortgage loan commitments to extend credit of approximately $211.2 million and $126.4 million, respectively, commitments to purchase fixed-rate first mortgage loans of $219.1 million, commitments to purchase variable rate mortgage-backed securities of $516.0 million and unused home equity, overdraft and commercial/construction lines of credit of approximately $134.4 million, $3.0 million, and $15.2 million, respectively. These commitment amounts are not included in the accompanying financial statements. There is no exposure to credit loss in the event the other party to commitments to extend credit does not exercise its rights to borrow under the commitment.
In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, the consolidated financial statements of Hudson City will not be materially affected as a result of such legal proceedings.
15. Parent Company Only Financial Statements
Set forth below are the condensed financial statements for Hudson City Bancorp, Inc.:
Statements of Financial Condition

	December 31, 2009	December 31, 2008

	(In thousands)

Assets:
Cash and due from subsidiary bank	$224,601	$205,765
Investment in subsidiary	4,882,609	4,498,248
ESOP loan receivable	231,856	234,300
Other assets	86	483

Total Assets	$5,339,152	$4,938,796

Stockholders’ Equity:
Total stockholders’ equity	5,339,152	4,938,796

Total Liabilities and Stockholders’ Equity	$5,339,152	$4,938,796

Statements of Income

	Year Ended December 31,

	2009	2008	2007

	(In thousands)
Income:
Dividends received from subsidiary	$338,500	$288,442	$278,176
Interest on ESOP loan receivable	11,715	11,831	11,942
Interest on deposit with subsidiary	2,646	3,017	2,820

Total income	352,861	303,290	292,938
Expenses	1,419	1,037	1,059

Income before income tax expense and equity in undistributed (overdistributed) earnings of subsidiary	351,442	302,253	291,879
Income tax expense	3,397	4,461	5,115

Income before equity in undistributed (overdistributed) earnings of subsidiary	348,045	297,792	286,764
Equity in undistributed (overdistributed) earnings of subsidiary	179,199	147,766	9,094

Net income	$527,244	$445,558	$295,858

Statements of Cash Flows

	Year Ended December 31,

	2009	2008	2007

	(In thousands)

Cash Flows from Operating Activities:
Net income	$527,244	$445,558	$295,858
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings	(179,199)	(147,766)	(9,094)
Decrease (increase) in other assets	7,168	(483)	—
Decrease in accrued expenses	—	(236)	(729)

Net Cash Provided by Operating Activities	355,213	297,073	286,035

Cash Flows from Investing Activities:
Principal collected on ESOP loan	2,444	2,329	2,217

Net Cash Provided by Investing Activities	2,444	2,329	2,217

Cash Flows from Financing Activities:
Purchases of treasury stock	(43,477)	(17,045)	(550,215)
Exercise of stock options	13,500	16,936	3,629
Cash dividends paid on unallocated ESOP shares	(20,436)	(16,019)	(12,067)
Cash dividends paid	(288,408)	(217,995)	(165,376)

Net Cash Used in Financing Activities	(338,821)	(234,123)	(724,029)

Net Increase (Decrease) in Cash Due from Bank	18,836	65,279	(435,777)
Cash Due from Bank at Beginning of Year	205,765	140,486	576,263

Cash Due from Bank at End of Year	$224,601	$205,765	$140,486

16. Selected Quarterly Financial Data (Unaudited)
The following tables are a summary of certain quarterly financial data for the years ended December 31, 2009 and 2008.

	2009 Quarter Ended

	March 31	June 30	September 30	December 31

	(In thousands, except per share data)
Interest and dividend income	$723,322	$727,759	$744,165	$746,540
Interest expense	439,491	425,362	418,708	414,747

Net interest income	283,831	302,397	325,457	331,793
Provision for loan losses	20,000	32,500	40,000	45,000

Net interest income after provision for loan losses	263,831	269,897	285,457	286,793
Non-interest income	2,273	26,606	2,513	2,192
Non-interest expense	54,794	84,947	62,920	62,935

Income before income tax expense	211,310	211,556	225,050	226,050
Income tax expense	83,647	83,637	89,964	89,474

Net income	$127,663	$127,919	$135,086	$136,576

Basic earnings per share	$0.26	$0.26	$0.28	$0.28

Diluted earnings per share	$0.26	$0.26	$0.27	$0.28

	2008 Quarter Ended

	March 31	June 30	September 30	December 31

	(In thousands, except per share data)

Interest and dividend income	$613,288	$646,660	$681,317	$711,960
Interest expense	419,973	413,528	426,239	451,508

Net interest income	193,315	233,132	255,078	260,452
Provision for loan losses	2,500	3,000	5,000	9,000

Net interest income after provision for loan losses	190,815	230,132	250,078	251,452
Non-interest income	2,221	2,088	2,181	1,995
Non-interest expense	48,112	48,277	49,423	52,264

Income before income tax expense	144,924	183,943	202,836	201,183
Income tax expense	56,255	73,240	80,928	76,905

Net income	$88,669	$110,703	$121,908	$124,278

Basic earnings per share	$0.18	$0.23	$0.25	$0.25

Diluted earnings per share	$0.18	$0.22	$0.25	$0.25

17. Earnings Per Share
The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

	For the Year Ended December 31,

	2009			2008			2007

			Per			Per			Per
			Share			Share			Share
	Income	Shares	Amount	Income	Shares	Amount	Income	Shares	Amount

	(In thousands, except per share data)
Net income	$527,244			$445,558			$295,858

Basic earnings per share:
Income available to common stockholders	$527,244	488,908	$1.08	$445,558	484,907	$0.92	$295,858	499,608	$0.59

Effect of dilutive common stock equivalents	—	2,388		—	10,949		—	10,319

Diluted earnings per share:
Income available to common stockholders	$527,244	491,296	$1.07	$445,558	495,856	$0.90	$295,858	509,927	$0.58

18. Recent Accounting Pronouncements
In January 2010, the FASB issued an accounting standards update regarding disclosure requirements for fair value measurement. This update provides amendments to fair value measurement that require new disclosures related to transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. The update also provides amendments clarifying level of disaggregation and disclosures about inputs and valuation techniques along with conforming amendments to the guidance on employers’ disclosures about postretirement benefit plan assets. This update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010. We do not expect that this accounting standard update will have a material impact on our financial condition, results of operations or financial statement disclosures.
In June 2009, the FASB Codification (the “Codification”) was issued. The Codification is the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of the Codification did not have an impact on our consolidated financial condition and results of operations.
In June 2009, the FASB issued an accounting standards update to the accounting and disclosure requirements for the consolidation of variable interest entities. The guidance affects the overall consolidation analysis and requires enhanced disclosure on involvement with variable interest entities. The guidance is effective for fiscal years beginning after November 15, 2009. We do not expect that the guidance will have a material impact on our financial condition, results of operations or financial statement disclosures.
In June 2009, the FASB issued an accounting standards update to the accounting and disclosure requirements for transfers of financial assets. The guidance defines the term “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor should account for the transfer as a sale only if it transfers an entire financial asset or a group of entire financial assets and surrenders control over the entire transferred asset(s). The guidance requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. We do not expect that the guidance will have a material impact on our financial condition, results of operations or financial statement disclosures.