Form 10-K, Exhibit 13
period 2010-12-31
HUDSON CITY BANCORP INC
filed 2011-03-01
CIK 921847

Exhibit 13.1
Dear Fellow Shareholders:
The past year will be remembered as one marked by unprecedented change and uncertainty for our economy, political landscape, regulatory environment, and banking industry. While institutions and consumers continued to rebuild their balance sheets, our country experienced a stubborn unemployment rate and a weak economic recovery.
Despite these challenges, we are very proud to report that Hudson City’s net income totaled $537.2 million or $1.09 per diluted share.
In retrospect, 2010’s results were more difficult to achieve than during any time in the last twelve years due to a prolonged period of low market interest rates resulting in heightened mortgage refinancing and prepayment activity. The result was a 21 basis point decrease in our net interest margin to 2.01% for the year.
These extremely low interest rates are largely the result of monetary actions taken by the Federal Reserve Board and the United States government-sponsored enterprises (the “GSEs”) commonly known as Fannie Mae and Freddie Mac. In the fall of 2008, the U.S. government became the conservator of both Fannie Mae and Freddie Mac. Since that time, the GSEs have been offering extremely low mortgage rates in an attempt to support the housing market. In 2010, the GSEs accounted for more than 90% of mortgage production in the U.S. In our primary market area (the New York metropolitan area), the GSEs are subsidizing loans up to $729,750 and are a significant competitor for our traditional prime mortgage product.
In July 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Reform Act”). The enactment of the Reform Act will impose significant new regulatory burdens on the industry. The regulatory response to the recent financial crisis, the legislative directives to the banking regulators, and the related public reaction has resulted in significantly greater regulatory supervision of financial institutions, particularly larger institutions such as Hudson City. To put this burden in perspective, in 2010 our fees and tax expense to federal and state governments was $411.2 million, while our remaining overhead, including compensation, was $210.4 million. In other words, our ratio of government fees and taxes to overhead was 2 to 1.
As we look ahead to 2011, the combination of significant GSE participation in the marketplace, low market interest rates, and a more stringent regulatory environment is expected to produce substantial headwinds for Hudson City, resulting in reduced earnings and significant pressure on our net interest margin.
Our growth since our initial public offering in 1999, particularly since our second-step conversion in 2005, resulted in Hudson City becoming one of the 40 largest domestic insured depository institutions by asset size. Although our regulatory capital ratios are in excess of the applicable requirements to be considered “well capitalized” for bank regulatory purposes, we believe the current regulatory environment will require Hudson City to maintain a cushion above these requirements. Furthermore, in light of the current economic environment, where interest rate levels are artificially low and GSEs are actively purchasing loans, there is very little opportunity for residential mortgage portfolio lenders, like Hudson City, to profitably add to our loan portfolio and to continue our recent growth strategy. As a result, we slowed our growth rate considerably in 2010. Hudson City grew its assets by 1.5% to $61.17 billion at December 31, 2010. This is in stark contrast to an annualized growth rate of 21% from our public offering in 2005 though December 31, 2009.
During 2010, our management team began exploring ways to position our balance sheet for the future as market conditions change and allow for more profitable growth. We want to ensure that we are well positioned to capture an additional share of the mortgage market as conditions permit. While it is difficult to predict when conditions will improve, we believe now is the right time to prepare for the “new normal.” Our primary focus is on the types of funding we use for mortgage loan production.

We currently have structured borrowings on our balance sheet which are fixed-rate, longer-term debt that the lender has the option to recall or “put” back to us after initial fixed periods. These borrowings were used to fund the longer duration mortgage assets on our balance sheet. Since market interest rates have remained very low for an extended period of time, we have not had any lenders put borrowings back to us. As a result, we currently have $19.0 billion of borrowings that may be put back to us quarterly. In addition, the actions of the GSEs and the Federal Reserve Board have resulted in a prolonged period of low interest rates and high prepayments on our mortgage assets. The reinvestment of these prepayments has been in lower-yielding assets resulting in a lower net interest margin. Consequently, we are studying the feasibility of a partial restructuring of our borrowings to strengthen our balance sheet and improve net interest margin going forward.
The restructuring may include the modification of putable borrowings to extend or eliminate the put dates, the extinguishment of certain borrowings, the refinancing of certain borrowings or a combination of these actions. Any restructuring could result in a decrease in the size of our balance sheet and a material charge to earnings.
During the past year, the regulatory environment has become much more stringent in almost every area of our business. In fact, our industry is facing over 240 new regulations to be promulgated in 2011 as a result of the Reform Act. Hudson City is adapting to this new regulatory environment. We expect to enhance our operational and compliance functions in a number of areas in order to meet these additional regulations.
Throughout the recent economic recession, our asset quality fared much better than that of our peers. However, we were not immune to the economic woes faced by our customers as unemployment rates remained high. Non-performing loans totaled $871.3 million at December 31, 2010, as compared to $627.7 million at December 31, 2009. It is important to note that the growth rate in non-performing loans slowed during 2010 and our net charge-offs have stabilized. While non-performing loans increased, the type of lending we engage in and our conservative underwriting standards moderated these losses. The ratio of net charge-offs to average loans was 0.31% for 2010. This compares to an average of over 2.0% for domestic banks with assets greater than $50.0 billion as of December 31, 2010, based on data obtained from SNL Financial.
At Hudson City, we remain focused on shareholder value. That is why the decision to restructure our funding sources is being carefully considered in order to prepare our balance sheet for future growth opportunities as capital and liquidity become an even greater regulatory focus in 2011.
We are beginning to see some signs of recovery in the housing markets and the overall economy. We are also starting to see some bi-partisan movement in Washington to resolve the fate of the GSEs and direct a larger portion of home mortgage lending back to the private sector. Both would be positive changes for Hudson City that would enable us to capture a larger share of the mortgage market.
It is with these views that we look forward to 2011 and beyond. Changing times require bold leadership. We believe, after a period of adjustment to the “new normal”, that Hudson City will be well-positioned to capitalize on improving market conditions and enhance shareholder value. On behalf of the board of directors and all of our employees, we thank you for your confidence and pledge to continue to earn your trust. We will continue to lead the Bank in a way that makes you proud — with quality, passion, and integrity.

/s/ Ronald E. Hermance, Jr.	/s/ Denis J. Salamone

Chairman & Chief Executive Officer	President & Chief Operating Officer

Selected Consolidated Financial Information
The summary information presented below under “Selected Financial Condition Data,” “Selected Operating Data” and “Selected Financial Ratios and Other Data” at or for each of the years presented is derived in part from the audited consolidated financial statements of Hudson City Bancorp, Inc.

	At December 31,
	2010	2009	2008	2007	2006
	(In thousands)
Selected Financial Condition Data:
Total assets	$61,166,033	$60,267,760	$54,145,328	$44,423,971	$35,506,581
Total loans	30,923,897	31,779,921	29,418,888	24,192,281	19,083,617
Federal Home Loan Bank of New York stock	871,940	874,768	865,570	695,351	445,006
Investment securities held to maturity	3,939,006	4,187,704	50,086	1,408,501	1,533,969
Investment securities available for sale	89,795	1,095,240	3,413,633	2,765,491	4,379,615
Mortgage-backed securities held to maturity	5,914,372	9,963,554	9,572,257	9,565,526	6,925,210
Mortgage-backed securities available for sale	18,120,537	11,116,531	9,915,554	5,005,409	2,404,421
Total cash and cash equivalents	669,397	561,201	261,811	217,544	182,246
Foreclosed real estate, net	45,693	16,736	15,532	4,055	3,161
Total deposits	25,173,126	24,578,048	18,464,042	15,153,382	13,415,587
Total borrowed funds	29,675,000	29,975,000	30,225,000	24,141,000	16,973,000
Total stockholders’ equity	5,510,238	5,339,152	4,938,796	4,611,307	4,930,256

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands)
Selected Operating Data:
Total interest and dividend income	$2,784,496	$2,941,786	$2,653,225	$2,127,505	$1,614,843
Total interest expense	1,593,669	1,698,308	1,711,248	1,480,322	1,001,610

Net interest income	1,190,827	1,243,478	941,977	647,183	613,233
Provision for loan losses	195,000	137,500	19,500	4,800	—

Net interest income after provision for loan losses	995,827	1,105,978	922,477	642,383	613,233

Non-interest income:
Service charges and other income	10,369	9,399	8,485	7,267	6,287
Gains on securities transactions, net	152,625	24,185	—	6	4

Total non-interest income	162,994	33,584	8,485	7,273	6,291

Total non-interest expense	266,388	265,596	198,076	167,913	158,955

Income before income tax expense	892,433	873,966	732,886	481,743	460,569
Income tax expense	355,227	346,722	287,328	185,885	171,990

Net income	$537,206	$527,244	$445,558	$295,858	$288,579

Selected Consolidated Financial Information (continued)
(Dollars in thousands, except per share data)

	At or for the Year Ended December 31,
	2010		2009		2008		2007		2006

Selected Financial Ratios and Other Data:
Performance Ratios:
Return on average assets	0.88%		0.92%		0.91%		0.74%		0.91%
Return on average stockholders’ equity	9.66		10.18		9.36		6.23		5.70
Net interest rate spread (1)	1.77		1.93		1.58		1.11		1.31
Net interest margin (2)	2.01		2.22		1.96		1.65		1.96
Non-interest expense to average assets	0.44		0.46		0.41		0.42		0.50
Efficiency ratio (3)	19.68		20.80		20.84		25.66		25.66
Average interest-earning assets to average interest-bearing liabilities	1.09	x	1.09	x	1.11	x	1.14	x	1.20	x
Share and Per Share Data:
Basic earnings per share	$1.09		$1.08		$0.92		$0.59		$0.54
Diluted earnings per share	1.09		1.07		0.90		0.58		0.53
Cash dividends paid per common share	0.60		0.59		0.45		0.33		0.30
Dividend pay-out ratio	55.05%		54.63%		48.91%		55.93%		55.56%
Book value per share (4)	$11.16		$10.85		$10.10		$9.55		$9.47
Tangible book value per share (4)	10.85		10.53		9.77		9.22		9.15
Weighted average number of common shares outstanding:
Basic	493,032,873		488,908,260		484,907,441		499,607,828		536,214,778
Diluted	494,314,390		491,295,511		495,856,156		509,927,433		546,790,604

Capital Ratios:
Average stockholders’ equity to average assets	9.14%		9.03%		9.74%		11.93%		16.00%
Stockholders’ equity to assets	9.01		8.86		9.12		10.38		13.89

Regulatory Capital Ratios of Bank:
Leverage capital	7.95%		7.59%		7.99%		9.16%		11.30%
Total risk-based capital	22.74		21.02		21.52		24.83		30.99
Asset Quality Ratios:
Non-performing loans to total loans	2.82%		1.98%		0.74%		0.33%		0.16%
Non-performing assets to total assets	1.50		1.07		0.43		0.19		0.09
Allowance for loan losses to non-performing loans	27.15		22.32		22.89		43.75		102.09
Allowance for loan losses to total loans	0.77		0.44		0.17		0.14		0.16
Net charge-offs to average total loans	0.31		0.15		0.02		—		—

Branch and Deposit Data:
Number of deposit accounts	720,456		725,979		638,951		605,018		580,987
Branches	135		131		127		119		111
Average deposits per branch (thousands)	$186,468		$187,619		$145,386		$127,339		$120,861

(1)	Determined by subtracting the weighted average cost of average total interest-bearing liabilities from the weighted average yield on average total interest-earning assets.

(2)	Determined by dividing net interest income by average total interest-earning assets.

(3)	Determined by dividing total non-interest expense by the sum of net interest income and total non-interest income. For 2009, the efficiency ratio includes the FDIC special assessment of $21.1 million and net securities gains of $24.2 million.

(4)	Computed based on total common shares issued, less treasury shares, unallocated ESOP shares and unvested stock award shares. Tangible book value excludes goodwill and other intangible assets.

Performance Graph
Pursuant to the regulations of the Securities and Exchange Commission, the graph below compares the performance of Hudson City Bancorp, Inc. with that of the Standard and Poor’s 500 Stock Index, and for all thrift stocks as reported by SNL Securities L.C. from December 31, 2005 through December 31, 2010. The graph assumes the reinvestment of dividends in all additional shares of the same class of equity securities as those listed below. The index level for all series was set to 100.00 on December 31, 2005.
Hudson City Bancorp, Inc. Total Return Performance

	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
Hudson City Bancorp, Inc.	100	117	130	142	127	124
SNL Thrift Index	100	117	70	45	42	43
S&P 500 Index	100	116	122	77	97	112

*	Source: SNL Financial LC and Bloomberg Financial Database
There can be no assurance that stock performance will continue in the future with the same or similar trends as those depicted in the graph above.

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT
This Annual Report to Shareholders contains certain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which may be identified by the use of such words as “may,” “believe,” “expect,” “anticipate,” “should,” “plan,” “estimate,” “predict,” “continue,” and “potential” or the negative of these terms or other comparable terminology. Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, results of operations and business of Hudson City Bancorp, Inc. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond our control) that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. These factors include, but are not limited to:
•	the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control;
•	there may be increases in competitive pressure among financial institutions or from non-financial institutions;
•	changes in the interest rate environment may reduce interest margins or affect the value of our investments;
•	changes in deposit flows, loan demand or real estate values may adversely affect our business;
•	changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently;
•	general economic conditions, including unemployment rates, either nationally or locally in some or all of the areas in which we do business, or conditions in the securities markets or the banking industry may be less favorable than we currently anticipate;
•	legislative or regulatory changes including, without limitation, the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, may adversely affect our business;
•	enhanced regulatory scrutiny may adversely affect our business and increase our cost of operation;
•	applicable technological changes may be more difficult or expensive than we anticipate;
•	success or consummation of new business initiatives may be more difficult or expensive than we anticipate;
•	litigation or matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than we anticipate;
•	the risks associated with adverse changes to credit quality, including changes in the level of loan delinquencies and non-performing assets and charge-offs, the length of time our non-performing assets remain in our portfolio and changes in estimates of the adequacy of the allowance for loan losses (the “ALL”);
•	difficulties associated with achieving or predicting expected future financial results;
•	our ability to restructure our balance sheet, diversify our funding sources and to continue to access the wholesale borrowing market and the capital markets; and
•	the risk of a continued economic slowdown that would adversely affect credit quality and loan originations.
Our ability to predict results or the actual effects of our plans or strategies is inherently uncertain. As such, forward-looking statements can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report to Shareholders. We do not intend to update any of the forward-looking statements after the date of this Annual Report to Shareholders or to conform these statements to actual events.
As used in this Annual Report to Shareholders, unless we specify otherwise, “Hudson City Bancorp,” “Company,” “we,” “us,” and “our” refer to Hudson City Bancorp, Inc., a Delaware corporation. “Hudson City Savings” and “Bank” refer to Hudson City Savings Bank, a federal stock savings bank and the wholly-owned subsidiary of Hudson City Bancorp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Executive Summary
We continue to focus on our traditional consumer-oriented business model through the origination and purchase of one- to four-family mortgage loans. We have funded this loan production with customer deposits and borrowings. During 2010 we funded substantially all of our asset growth with deposit growth.
Our results of operations depend primarily on net interest income, which, in part, is a direct result of the market interest rate environment. Net interest income is the difference between the interest income we earn on our interest-earning assets, primarily mortgage loans, mortgage-backed securities and investment securities, and the interest we pay on our interest-bearing liabilities, primarily time deposits, interest-bearing transaction accounts and borrowed funds. Net interest income is affected by the shape of the market yield curve, the timing of the placement and repricing of interest-earning assets and interest-bearing liabilities on our balance sheet, the prepayment rate on our mortgage-related assets and the puts of our borrowings. Our results of operations may also be affected significantly by general and local economic and competitive conditions, particularly those with respect to changes in market interest rates, credit quality, government policies and actions of regulatory authorities. Our results are also affected by the market price of our stock, as the expense of our employee stock ownership plan is related to the current price of our common stock.
The Federal Open Market Committee of the Board of Governors of the Federal Reserve System (the “FOMC”) noted that the economic recovery is continuing, though at a rate that has been insufficient to reduce the unemployment rate. Household spending is increasing gradually, but remains constrained by high unemployment, modest income growth, lower housing wealth, and tight credit. The national unemployment rate was 9.4% in December 2010 as compared to 9.6% in September 2010 and 9.9% in December 2009. The FOMC decided to maintain the overnight lending rate at zero to 0.25% during 2010. As a result, short-term market interest rates remained at low levels during 2010. The yields on mortgage-related assets also remained at low levels. Our net interest rate spread decreased to 1.77% for 2010 as compared to 1.93% for 2009. Our net interest margin decreased to 2.01% for 2010 as compared to 2.22% for 2009. While our deposits continued to reprice to lower rates during 2010, the cost of our borrowings increased slightly due to the modification of certain borrowings and the lack of borrowings repricing during the year. In addition, the low market interest rates, coupled with the GSEs efforts to keep mortgage rates low to support the housing markets, have resulted in lower yields on our mortgage-related interest-earning assets as customers refinanced to lower mortgage rates and our new loan production and asset purchases were at the current low market interest rates. Mortgage-related assets represented 87.7% of our average interest-earning assets during 2010.
On July 21, 2010, President Obama signed the Reform Act. The Reform Act, among other things, effectively merges the Office of Thrift Supervision (the “OTS”) into the Office of the Comptroller of the Currency (the “OCC”), with the OCC assuming all functions and authority from the OTS relating to federally chartered savings banks, and the Federal Reserve Board (the “FRB”) assuming all functions and authority from the OTS relating to savings and loan holding companies. Certain aspects of the Reform Act will have an impact on us including the combination of our primary regulator, the OTS, with the OCC, the imposition of consolidated holding company capital requirements, changes to deposit insurance assessments and the rollback of federal preemption applicable to certain aspects of our operations. Pursuant to the Reform Act, the OTS will be merged into the OCC as early as July 2011 at which time Hudson City Savings Bank (“Hudson City Savings” or the “Bank”) will be regulated by the OCC and Hudson City Bancorp, Inc. (“Hudson City Bancorp” or the “Company”) will be regulated by the FRB.
Net income amounted to $537.2 million for 2010, as compared to $527.2 million for 2009. For the year ended December 31, 2010, our return on average assets and average shareholders’ equity were 0.88% and 9.66%, respectively, as compared to 0.92% and 10.18% for 2009. The decrease in our return on average equity and average assets is due primarily to the increase in the average balance of shareholders’ equity and total assets for 2010 as compared to 2009.
Net interest income decreased $52.7 million, or 4.3%, to $1.19 billion for the 2010 as compared to $1.24 billion for 2009. During 2010, our net interest rate spread decreased 16 basis points to 1.77% and our net interest margin decreased 21 basis points to 2.01% as compared to 2009. The decrease in our net interest margin and net interest rate spread was primarily due to the decrease in the weighted-average yield of our interest-earning assets during 2010.
Market interest rates on mortgage-related assets remained at near-historic lows due to a number of factors, including the overall impact of the low rates established by the FOMC, the FRB’s program to purchase mortgage-backed securities to keep mortgage rates low and provide stimulus to the housing markets and increased competition for mortgage loans due to the unprecedented involvement of the GSEs in the mortgage market as a result of the economic crisis. The GSEs involvement is also an attempt to provide stimulus to the housing markets and has caused the interest rates for thirty year fixed rate mortgage loans that conform to the GSEs’ guidelines for purchase to remain exceptionally low. We originate such conforming loans and retain them in our portfolio. The United States Congress recently extended to September 2011 the time period within which the GSEs may purchase loans under an expanded limit on principal balances that qualify as conforming loans. Further, we have no indication that the FOMC is likely to increase rates in the near future. As a result, we expect this adverse environment for portfolio lending to continue, with the likely result that we will continue to experience compression of our net interest margin, and, in combination with a potential reduction in the size of the balance sheet, a reduction of net interest income.
Due to the combination of downward pressure on yields for mortgage-related assets as a result of the involvement of the GSEs in the mortgage market and our significant portfolio of structured borrowings, we find ourselves faced with significant risk to our future earnings potential, particularly in a rising interest rate environment. However, the opportunity for loan portfolio growth should improve as the economy improves and should the GSEs reduce their involvement in the mortgage market.
We are examining various strategies to position our balance sheet for the future as market conditions change and allow for more profitable growth. As a result, we expect to further restructure a portion of our funding mix. The potential restructuring may include the continued modification of putable borrowings to extend or eliminate the put dates, the extinguishment of certain borrowings, the refinancing of certain borrowings or a combination of these actions. The fair value of our borrowings, which is generally the value at which borrowings are extinguished, was approximately 111% of carrying value at December 31, 2010. Any restructuring could result in a decrease in the size of the balance sheet and a material charge to earnings.
The provision for loan losses amounted to $195.0 million for 2010 as compared to $137.5 million for 2009. The increase in the provision for loan losses for the year ended December 31, 2010 and the resulting increase in the allowance for loan losses (“ALL”) is due primarily to an increase in net charge-offs, the increase in non-performing loans during 2010 and continuing elevated levels of unemployment. In addition, although home prices appear to have started to stabilize in our primary market area, conditions in the housing markets in many of our lending markets remain weak. Non-performing loans amounted to $871.3 million or 2.82% of total loans at December 31, 2010 as compared to $627.7 million or 1.98% of total loans at December 31, 2009. While national economic activity appears to be showing signs of improvement, the continued high level of unemployment has negatively impacted the financial condition of residential borrowers and their ability to remain current on their mortgage loans. As a result, we experienced increases in loan delinquencies and loan loss experience, which resulted in increased levels of charge-offs. These factors contributed to an increase in our provision for loan losses for 2010 and resulted in an increase in our ALL. During the second half of 2010, we experienced a slower growth rate in non-performing loans and a stable level of net charge-offs.
Total non-interest income was $163.0 million for 2010 as compared to $33.6 million for 2009. Included in non-interest income for the year ended December 31, 2010 were net gains on securities transactions of $152.6 million which resulted from the sale of $3.92 billion of mortgage-backed securities available-for-sale. Included in non-interest income for the year ended December 31, 2009 were net gains on securities transactions of $24.2 million substantially all of which resulted from the sale of $761.6 million of mortgage-backed securities available-for-sale.
Total non-interest expense increased $791,000 to $266.4 million for 2010 from $265.6 million for 2009. The increase is primarily due an increase of $3.9 million in other expense. The increase in other expense is due to a $2.9 million increase in professional services. This increase was partially offset by a $3.3 million decrease in compensation and employee benefits expense primarily due to a decrease in stock benefit plan expense.
Our assets grew by 1.5% to $61.17 billion at December 31, 2010 from $60.27 billion at December 31, 2009. We grew our assets by 11.3% during 2009. Our growth rate slowed during 2010 as mortgage refinancing activity caused loan repayments and prepayments on mortgage-backed securities to remain at elevated levels during 2010. During this same time period, available reinvestment yields on the types of assets in which we invest also decreased. We lowered our deposit rates beginning in the first quarter of 2010 to slow our deposit growth from 2009 levels since the low yields that are available to us for mortgage loans and investment securities have made a growth strategy less prudent until market conditions improve.
Loans decreased $947.2 million to $30.77 billion at December 31, 2010 from $31.72 billion at December 31, 2009. Our loan production was $6.59 billion for 2010 offset by $7.26 billion in principal repayments. Loan originations continued to be strong as a result of elevated levels of mortgage refinancing activity caused by low market interest rates. The refinancing activity has also caused increased levels of repayments to continue in 2010 as some of our customers refinanced with other banks.
Total securities increased $1.70 billion to $28.06 billion at December 31, 2010 from $26.36 billion at December 31, 2009. The increase in securities was primarily due to purchases of mortgage-backed and investment securities of $15.49 billion and $5.80 billion, respectively, partially offset by principal collections on mortgage-backed securities of $8.37 billion and sales of mortgage-backed securities with an amortized cost of $3.92 billion and calls of investment securities of $7.07 billion. The securities purchased were all issued by GSEs.
The increase in our total assets during 2010 was funded primarily by growth in customer deposits. Deposits increased $595.1 million to $25.17 billion at December 31, 2010 from $24.58 billion at December 31, 2009. The increase in deposits was primarily attributable to growth in our money market accounts. Borrowed funds decreased $300.0 million to $29.68 billion at December 31, 2010.
Comparison of Financial Condition at December 31, 2010 and December 31, 2009
During 2010, our total assets increased $898.3 million, or 1.5%, to $61.17 billion at December 31, 2010 from $60.27 billion at December 31, 2009. The increase in total assets reflected a $2.95 billion increase in total mortgage-backed securities partially offset by a $1.25 billion decrease in investment securities and a $947.2 million decrease in net loans. Total assets decreased $65.6 million from March 31, 2010 as mortgage refinancing activity caused loan repayments and prepayments on mortgage-backed securities to remain at elevated levels. During this same time period, available reinvestment yields on these types of assets also decreased. We lowered our deposit rates beginning in the first quarter of 2010 to slow our deposit growth from the 2009 levels since the low yields that are available to us for mortgage loans and investment securities have made a growth strategy less prudent until market conditions improve. This resulted in a decrease in deposits from the first quarter of 2010.
In addition, the current economic environment, where interest rate levels are very low and GSEs are actively purchasing loans in an effort to keep mortgage rates down to support the housing market, has provided very little opportunity for one- to four- family lenders, like us, to profitably add mortgage loan products to our portfolio and to continue our recent growth strategy. Accordingly, we are likely to experience some balance sheet shrinkage while current economic and regulatory conditions prevail.
Our net loans decreased $947.2 million during the year ended December 31, 2010 to $30.77 billion. The decrease in loans primarily reflects the elevated levels of loan repayments during 2010 as a result of continued low market interest rates and the significant reduction in total loans purchased during 2010. Historically our focus has been on loan portfolio growth through the origination of one- to four-family first mortgage loans in New Jersey, New York, Pennsylvania and Connecticut and, to a lesser extent, the purchase of mortgage loans. During 2010, we originated $5.83 billion and purchased $764.3 million of loans, compared to originations of $6.06 billion and purchases of $3.16 billion for 2009. The origination and purchases of loans were offset by principal repayments of $7.26 billion in 2010 as compared to $6.77 billion for 2009. Loan originations continue to be strong as a result of elevated levels of mortgage refinancing activity caused by low market interest rates. The refinancing activity caused increased levels of repayments in 2010 as some of our customers refinanced with other banks. Our loan purchase activity has significantly declined as the GSEs have been actively purchasing loans as part of their efforts to keep mortgage rates low to support the housing market during the recent economic recession. As a result, the sellers from whom we have historically purchased loans are originating loans at lower rates than we would accept are selling many of their loans to the GSEs or keeping them in their portfolio. We expect that the amount of loan purchases will continue to be at reduced levels for the near-term.
Our first mortgage loan originations and purchases during 2010 were substantially all in one- to four-family mortgage loans. Approximately 53.0% of mortgage loan originations for 2010 were variable-rate loans as compared to approximately 47.0% for 2009. Approximately 76.9% of mortgage loans purchased for the year ended December 31, 2010 were fixed-rate mortgage loans. Fixed-rate mortgage loans accounted for 66.8% of our first mortgage loan portfolio at December 31, 2010 and 69.1% at December 31, 2009.
Non-performing loans amounted to $871.3 million or 2.82% of total loans at December 31, 2010 as compared to $627.7 million or 1.98% of total loans at December 31, 2009.
Total mortgage-backed securities increased $2.95 billion to $24.03 billion at December 31, 2010 from $21.08 billion at December 31, 2009. This increase in total mortgage-backed securities resulted from the purchases of $15.32 billion of mortgage-backed securities available-for-sale and $172.4 million of mortgage-backed securities held-to-maturity. All of these securities were issued by GSEs. Our purchases of mortgage-backed securities available-for-sale provides us with greater flexibility than held-to-maturity securities since proceeds from the sale of these securities may be used to fund operating liquidity needs. Substantially all of these purchases were hybrid adjustable-rate securities which typically have a fixed interest rate for three, five or ten years. After this initial fixed-rate term, the interest rates adjust annually. The increase was partially offset by repayments received of $8.37 billion and sales of $3.92 billion. At December 31, 2010, variable-rate mortgage-backed securities accounted for 85.9% of our portfolio compared with 70.7% at December 31, 2009. The purchase of variable-rate mortgage-backed securities is a component of our interest rate risk management strategy. Since our loan portfolio includes a concentration of fixed-rate mortgage loans, the purchase of variable-rate mortgage-backed securities provides us with an asset that reduces our exposure to interest rate fluctuations.
Total investment securities decreased $1.25 billion to $4.03 billion at December 31, 2010 as compared to $5.28 billion at December 31, 2009. The decrease in investment securities is primarily due to calls of investment securities of $7.07 billion, partially offset by purchases of $5.80 billion.
Since we invest primarily in securities issued by GSEs, there were no debt securities past due or securities for which the Company currently believes it is not probable that it will collect all amounts due according to the contractual terms of the security.

Total cash and cash equivalents increased $108.2 million to $669.4 million at December 31, 2010 as compared to $561.2 million at December 31, 2009. This increase is primarily due to liquidity provided by increased repayments on mortgage-related assets. Other assets increased $69.6 million to $274.2 million at December 31, 2010 as compared to $204.6 million at December 31, 2009. The increase in other assets is primarily due to a $123.4 million increase in deferred tax assets partially offset by a $49.4 million decrease in prepaid assets.
Total liabilities increased $727.2 million, or 1.3% to $55.66 billion at December 31, 2010 from $54.93 billion at December 31, 2009. The increase in total liabilities primarily reflected a $595.1 million increase in deposits and a $438.2 million increase in amounts due to brokers, partially offset by a $300.0 million decrease in borrowed funds.
Total deposits increased $595.1 million, or 2.4%, to $25.17 billion at December 31, 2010 as compared to $24.58 billion at December 31, 2009. The increase in total deposits reflected a $1.25 billion increase in our money market accounts and a $151.5 million increase in our interest-bearing transaction accounts and savings accounts. These increases were partially offset by a decrease of $788.9 million in our time deposits as customers shifted deposits to our money market savings account. Deposit flows are typically affected by the level of market interest rates, the interest rates and products offered by competitors, the volatility of equity markets, and other factors. During 2009, we grew our deposits by $6.12 billion or 33.2%. We lowered our deposit rates in 2010 to slow our deposit growth from the 2009 levels since the low yields that are available to us for mortgage-related assets and investment securities have made a growth strategy less prudent until market conditions improve. We had 135 branches at December 31, 2010 as compared to 131 branches at December 31, 2009.
Borrowings amounted to $29.68 billion at December 31, 2010 as compared to $29.98 billion at December 31, 2009. Borrowed funds at December 31, 2010 were comprised of $14.88 billion of Federal Home Loan Bank (the “FHLB”) advances and $14.80 billion of securities sold under agreements to repurchase.
Substantially all of our borrowings are putable quarterly at the discretion of the lender after an initial no-put period of one to five years with a final maturity of ten years. We have, in the past, used borrowings to fund a substantial portion of the growth in interest-earning assets. At December 31, 2010, we had $22.83 billion of borrowed funds with put dates within one year. If interest rates were to decrease, or remain consistent with current rates, we believe these borrowings would probably not be put back and our average cost of existing borrowings would not decrease even as market interest rates decrease. Conversely, if interest rates increase above the market interest rate for similar borrowings, we believe these borrowings would likely be put back at their next put date and our cost to replace these borrowings would increase. However, we believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be put back will not increase substantially unless interest rates were to increase by at least 200 basis points.
Since market interest rates have remained very low for an extended period of time, we have not had any lenders put borrowings back to us. As a result, many of our borrowings have become putable quarterly. To better manage our liquidity and reduce the level of interest rate risk posed by this type of borrowing, we began to modify these borrowings in 2009 to extend or eliminate the put dates. During 2010, we modified $4.03 billion of borrowings to extend the put dates of the borrowings by between three and five years.
The Company has two collateralized borrowings in the form of repurchase agreements totaling $100.0 million with Lehman Brothers, Inc. Lehman Brothers, Inc. is currently in liquidation under the Securities Industry Protection Act. Mortgage-backed securities with an amortized cost of approximately $114.5 million are pledged as collateral for these borrowings and we have demanded the return of this collateral. We believe that we have the legal right to setoff our obligation to repay the borrowings against our right to the return of the mortgage-backed securities pledged as collateral. As a result, we believe that our potential economic loss from Lehman Brother’s failure to return the collateral is limited to the excess market value of the collateral over the $100 million repurchase price. We intend to pursue full recovery of the pledged collateral in accordance with the contractual terms of the repurchase agreements. There can be no assurances that the final settlement of this transaction will result in the full recovery of the collateral or the full amount of the claim. We have not recognized a loss in our financial statements related to these repurchase agreements as we have concluded that a loss is neither probable nor estimable at December 31, 2010.
Due to brokers amounted to $538.2 million at December 31, 2010 as compared to $100.0 million at December 31, 2009. Due to brokers at December 31, 2010 represents securities purchased in the fourth quarter of 2010 with settlement dates in the first quarter of 2011. Other liabilities decreased to $269.5 million at December 31, 2010 as compared to $275.6 million at December 31, 2009. The decrease is primarily the result of a decrease in accrued taxes of $33.0 million, partially offset by an increase in accrued expenses of $16.9 million and in accrued interest payable on borrowings of $9.4 million.
Total shareholders’ equity increased $171.1 million to $5.51 billion at December 31, 2010 from $5.34 billion at December 31, 2009. The increase was primarily due to net income of $537.2 million for the year ended December 31, 2010. These increases to shareholders’ equity were partially offset by cash dividends paid to common shareholders of $295.8 million and a $99.1 million decrease in accumulated other comprehensive income. The accumulated other comprehensive income of $85.4 million at December 31, 2010 includes a $117.3 million after-tax net unrealized gain on securities available for sale partially offset by a $31.9 million after-tax accumulated other comprehensive loss related to the funded status of our employee benefit plans. At December 31, 2009, accumulated other comprehensive income amounted to $184.5 million and included a $205.8 million after-tax net unrealized gain on securities available for sale partially offset by a $21.3 million after-tax accumulated other comprehensive loss related to the funded status of our employee benefit plans. The decrease in the net unrealized gain on securities available for sale was primarily due to the sale of $3.92 billion of mortgage-backed securities available for sale which resulted in a pre-tax realized gain of $152.6 million.
As of December 31, 2010, there remained 50,123,550 shares that may be purchased under our existing stock repurchase programs. We did not repurchase any shares of our common stock during 2010 pursuant to our repurchase programs. We did purchase 34,923 shares that were surrendered by employees for withholding taxes related to vesting stock awards. At December 31, 2010, our capital ratios were in excess of the applicable regulatory requirements to be considered well-capitalized. See “Liquidity and Capital Resources.”
At December 31, 2010, our shareholders’ equity to asset ratio was 9.01% compared with 8.86% at December 31, 2009. For 2010, the ratio of average shareholders’ equity to average assets was 9.14% compared with 9.03% for 2009. Our book value per share, using the period-end number of outstanding shares, less purchased but unallocated employee stock ownership plan shares and less purchased but unvested recognition and retention plan shares, was $11.16 at December 31, 2010 and $10.85 at December 31, 2009. Our tangible book value per share, calculated by deducting goodwill and the core deposit intangible from shareholders’ equity, was $10.85 as of December 31, 2010 and $10.53 at December 31, 2009.
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

Average Balance Sheet. The following table presents certain information regarding our financial condition and net interest income for 2010, 2009, and 2008. The table presents the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. We derived the yields and costs by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. We derived average balances from daily balances over the periods indicated. Interest income includes fees that we considered adjustments to yields. Yields on tax-exempt obligations were not computed on a tax equivalent basis. Non-accrual loans were included in the computation of average balances and therefore have a zero yield. The yields set forth below include the effect of deferred loan origination fees and costs, and purchase premiums and discounts that are amortized or accreted to interest income.

	For the Year Ended December 31,
	2010				2009				2008
			Average				Average				Average
	Average		Yield/		Average		Yield/		Average		Yield/
	Balance	Interest	Cost		Balance	Interest	Cost		Balance	Interest	Cost
	(Dollars in thousands)
Assets:
Interest-earning assets:	$31,395,378	$1,667,027	5.31%		$30,126,469	$1,678,789	5.57%		$26,379,724	$1,523,521	5.78%
First mortgage loans, net (1)
Consumer and other loans	346,166	18,409	5.32		381,029	21,676	5.69		422,097	26,184	6.20
Federal funds sold	1,102,575	2,614	0.24		566,079	1,186	0.21		209,607	4,295	2.05
Mortgage-backed securities,
at amortized cost	20,557,582	851,595	4.14		19,604,600	983,658	5.02		16,595,143	875,008	5.27
Federal Home Loan Bank stock	878,672	46,107	5.25		876,736	43,103	4.92		790,305	48,009	6.07
Investment securities, at amortized cost	4,992,249	198,744	3.98		4,577,148	213,374	4.66		3,602,206	176,208	4.89

Total interest-earning assets	59,272,622	2,784,496	4.70		56,132,061	2,941,786	5.24		47,999,082	2,653,225	5.53
Noninterest-earning assets (4)	1,560,439				1,209,257				887,168

Total assets	$60,833,061				$57,341,318				$48,886,250

Liabilities and stockholders’ equity:
Interest-bearing liabilities:
Savings accounts	$839,029	5,952	0.71%		$749,439	5,640	0.75%		$724,943	5,485	0.76%
Interest-bearing transaction accounts	2,323,618	23,996	1.03		1,789,361	31,903	1.78		1,578,419	48,444	3.07
Money market accounts	5,217,815	54,949	1.05		3,823,116	69,008	1.81		2,227,261	73,180	3.29
Time deposits	16,111,567	291,450	1.81		14,771,051	376,917	2.55		11,546,958	454,248	3.93

Total interest-bearing deposits	24,492,029	376,347	1.54		21,132,967	483,468	2.29		16,077,581	581,357	3.62
Repurchase agreements	15,034,110	616,488	4.10		15,100,221	611,776	4.05		13,465,540	561,301	4.17
FHLB advances	14,875,000	600,834	4.04		15,035,798	603,064	4.01		13,737,057	568,590	4.14

Total borrowed funds	29,909,110	1,217,322	4.07		30,136,019	1,214,840	4.03		27,202,597	1,129,891	4.15

Total interest-bearing liabilities	54,401,139	1,593,669	2.93		51,268,986	1,698,308	3.31		43,280,178	1,711,248	3.95

Noninterest-bearing liabilities:	588,150				576,575				554,584
Noninterest-bearing deposits
Other noninterest-bearing liabilities	284,335				317,972				289,930

Total noninterest-bearing liabilities	872,485				894,547				844,514

Total liabilities	55,273,624				52,163,533				44,124,692
Stockholders’ equity	5,559,437				5,177,785				4,761,558

Total liabilities and stockholders’ equity	$60,833,061				$57,341,318				$48,886,250

Net interest income		$1,190,827				$1,243,478				$941,977

Net interest rate spread (2)			1.77				1.93				1.58
Net interest-earning assets	$4,871,483				$4,863,075				$4,718,904

Net interest margin (3)			2.01%				2.22%				1.96%
Ratio of interest-earning assets to interest-bearing liabilities			1.09	x			1.09	x			1.11	x

(1)	Amount is net of deferred loan costs and allowance for loan losses and includes non-performing loans.

(2)	Determined by subtracting the weighted average cost of average total interest-bearing liabilities from the weighted average yield on average total interest-earning assets.

(3)	Determined by dividing net interest income by average total interest-earning assets.

(4)	Includes the average balance of principal receivable related to FHLMC mortgage-backed securities of $297.1 million, $164.3 million and $99.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

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

	2010 Compared to 2009			2009 Compared to 2008
	Increase (Decrease) Due To			Increase (Decrease) Due To
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)

Interest-earning assets:
First mortgage loans, net	$68,728	$(80,490)	$(11,762)	$211,866	$(56,598)	$155,268
Consumer and other loans	(1,910)	(1,357)	(3,267)	(2,443)	(2,065)	(4,508)
Federal funds sold	1,241	187	1,428	3,014	(6,123)	(3,109)
Mortgage-backed securities	46,237	(178,300)	(132,063)	151,892	(43,242)	108,650
Federal Home Loan Bank stock	96	2,908	3,004	4,857	(9,763)	(4,906)
Investment securities	18,252	(32,882)	(14,630)	45,780	(8,614)	37,166

Total	132,644	(289,934)	(157,290)	414,966	(126,405)	288,561

Interest-bearing liabilities:	631	(319)	312	215	(60)	155
Savings accounts
Interest-bearing transaction accounts	7,852	(15,759)	(7,907)	5,835	(22,376)	(16,541)
Money market accounts	20,480	(34,539)	(14,059)	37,937	(42,109)	(4,172)
Time deposits	31,719	(117,186)	(85,467)	106,911	(184,242)	(77,331)
Repurchase agreements	(2,719)	7,431	4,712	66,928	(16,453)	50,475
FHLB advances	(6,620)	4,390	(2,230)	52,690	(18,216)	34,474

Total	51,343	(155,982)	(104,639)	270,516	(283,456)	(12,940)

Net change in net interest income	$81,301	$(133,952)	$(52,651)	$144,450	$157,051	$301,501

Comparison of Operating Results for the Years Ended December 31, 2010 and 2009
General. Net income was $537.2 million for 2010, an increase of $10.0 million, or 1.9%, compared with net income of $527.2 million for 2009. Basic and diluted earnings per common share were both $1.09 for 2010 as compared to basic and diluted earnings per share of $1.08 and $1.07, respectively for 2009. For 2010, our return on average shareholders’ equity was 9.66%, compared with 10.18% for 2009. Our return on average assets for 2010 was 0.88% as compared to 0.92% for 2009. The decrease in our return on average equity and assets is primarily due to the increase in average equity and assets during 2010.
Interest and Dividend Income. Total interest and dividend income for 2010 decreased $157.3 million, or 5.4%, to $2.78 billion as compared to $2.94 billion for 2009. The decrease in total interest and dividend income was primarily due to a decrease of 54 basis points in the weighted-average yield on total interest-earning assets to 4.70% for 2010 from 5.24% for 2009. The decrease in the weighted-average yield was partially offset by an increase in the average balance of total interest-earning assets of $3.14 billion, or 5.6%, to $59.27 billion for 2010 as compared to $56.13 billion for 2009.
Interest on first mortgage loans decreased slightly to $1.67 billion for 2010 as compared to $1.68 billion for 2009. This was primarily due to a 26 basis point decrease in the weighted-average yield to 5.31% for the year ended December 31, 2010 as compared to 5.57% for 2009. The effect of the decrease in the weighted-average yield was partially offset by a $1.27 billion increase in the average balance of first mortgage loans to $31.40 billion, which reflected our historical emphasis on the growth of our mortgage loan portfolio. The decrease in the average yield earned was due to lower market interest rates on mortgage products and also due to the continued mortgage refinancing activity. During 2010, existing mortgage customers refinanced or modified approximately $3.47 billion in mortgage loans with a weighted average rate of 5.77% to a new weighted average rate of 4.84%.
Interest on consumer and other loans decreased $3.3 million to $18.4 million for 2010 from $21.7 million for 2009. The average balance of consumer and other loans decreased $34.8 million to $346.2 million for 2010 as compared to $381.0 million for 2009 and the average yield earned decreased 37 basis points to 5.32% as compared to 5.69% for the same respective periods.
Interest on mortgage-backed securities decreased $132.1 million to $851.6 million for 2010 as compared to $983.7 million for 2009. This decrease was due primarily to an 88 basis point decrease in the weighted-average yield to 4.14% for 2010 from 5.02% for 2009. The effect of the decrease in the weighted-average yield was partially offset by a $953.0 million increase in the average balance of mortgage-backed securities to $20.56 billion during 2010 as compared to $19.60 billion for 2009.
The increases in the average balances of mortgage-backed securities were due to purchases of primarily variable-rate hybrid securities. We purchased these securities to reinvest cash flows resulting from prepayments on our mortgage loans and the calls of investment securities. The elevated levels of prepayments, weak home purchase activity and the GSEs involvement in the mortgage market have made it difficult for us to reinvest cash flows into the mortgage portfolio. The decrease in the weighted average yield on mortgage-backed securities is a result of lower yields on securities that have been purchased since the second half of 2009 when market interest rates were lower than the yield earned on the existing portfolio.
Interest on investment securities decreased $14.7 million to $198.7 million during 2010 as compared to $213.4 million for 2009. This decrease was due primarily to a decrease in the average yield of investment securities of 68 basis points to 3.98% for 2010 as compared to 4.66% for 2009. This decrease in the average yield earned reflects current market interest rates. The effect of the decrease in the weighted-average yield on investment securities was partially offset by a $415.1 million increase in the average balance of investment securities to $4.99 billion during 2010 from $4.58 billion for 2009. The increase in the average balance was due primarily to the reinvestment of proceeds from the continued elevated levels of repayments of mortgage-related assets.
Dividends on FHLB stock increased $3.0 million, or 7.0%, to $46.1 million for 2010 as compared to $43.1 million for 2009. This increase was due primarily to a 33 basis point increase in the average dividend yield earned to 5.25% for 2010 as compared to 4.92% for 2009. The increase in dividend income was also due to a $2.0 million increase in the average balance to $878.7 million for 2010 as compared to $876.7 million for 2009. The increase in the average balance was due to purchases of FHLB stock to meet membership requirements.
Interest on Federal funds sold amounted to $2.6 million for 2010 as compared to $1.2 million for 2009. The average balance of Federal funds sold amounted to $1.10 billion for 2010 as compared to $566.1 million for 2009. The yield earned on Federal funds sold was 0.24% for the year ended December 31, 2010 and 0.21% for the year ended December 31, 2009. The increase in the average balance of Federal funds sold is a result of liquidity provided by increased levels of repayments on mortgage-related assets and calls of investment securities.

Interest Expense. Total interest expense for the year ended December 31, 2010 decreased $104.6 million, or 6.2%, to $1.59 billion from $1.70 billion for the year ended December 31, 2009. This decrease was primarily due to a 38 basis point decrease in the weighted-average cost of total interest-bearing liabilities to 2.93% for the year ended December 31, 2010 compared with 3.31% for the year ended December 31, 2009. The effect of the decrease in the weighted-average cost was partially offset by a $3.13 billion, or 6.1%, increase in the average balance of total interest-bearing liabilities to $54.40 billion for the year ended December 31, 2010 compared with $51.27 billion for 2009.
Interest expense on our time deposit accounts decreased $85.4 million to $291.5 million for 2010 from $376.9 million for 2009. This decrease was due to a decrease in the weighted-average cost of 74 basis points to 1.81% for 2010 from 2.55% for 2009 as maturing time deposits were renewed or replaced by new time deposits at lower rates. This effect of the decrease in the weighted average cost was partially offset by a $1.34 billion increase in the average balance of time deposit accounts to $16.11 billion for 2010 from $14.77 billion for 2009. Interest expense on money market accounts decreased $14.1 million to $54.9 million for 2010 from $69.0 million for 2009. This decrease was due to a decrease in the weighted-average cost of 76 basis points to 1.05% for 2010 from 1.81% for 2009. This decrease was partially offset by an increase in the average balance of money market accounts of $1.40 billion to $5.22 billion 2010 as compared to $3.82 billion for 2009. Interest expense on our interest-bearing transaction accounts decreased $7.9 million to $24.0 million for 2010 compared with $31.9 million for 2009. This decrease is due to a 75 basis point decrease in the weighted-average cost to 1.03%, partially offset by a $534.3 million increase in the average balance to $2.32 billion for 2010 as compared to $1.79 billion for 2009.
The increases in the average balances of interest-bearing deposits reflect our efforts to grow deposits in 2009. Also, in response to the economic conditions in 2009, we believe that households increased their personal savings and customers sought insured bank deposit products as an alternative to investments such as equity securities and bonds. We believe these factors contributed to our deposit growth in 2009. We lowered our deposit rates during 2010 to slow our deposit growth from 2009 levels since the low yields that are available to us for mortgage loans and investment securities have made a growth strategy less prudent until market conditions improve.
The decrease in the average cost of deposits for 2010 reflected lower market interest rates and our decision to lower deposit rates to slow deposit growth. At December 31, 2010, time deposits scheduled to mature within one year totaled $10.60 billion with an average cost of 1.32%. These time deposits are scheduled to mature as follows: $4.58 billion with an average cost of 1.18% in the first quarter of 2011, $2.96 billion with an average cost of 1.19% in the second quarter of 2011, $1.40 billion with an average cost of 1.44% in the third quarter of 2011 and $1.66 billion with an average cost of 1.82% in the fourth quarter of 2011. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with us as renewed time deposits or as transfers to other deposit products at the prevailing rate.
Interest expense on borrowed funds increased $2.5 million to $1.22 billion for the year ended December 31, 2010 as compared to $1.21 billion for the year ended December 31, 2009. This increase was primarily due to a 4 basis point increase in the weighted-average cost of borrowed funds to 4.07% for 2010 as compared to 4.03% for 2009. The slight increase reflects the cost of modifying a portion of our borrowings as well as the low percentage of borrowings that matured in 2010 and that no borrowings were put back to us during the year. During 2010, we modified $4.03 billion of borrowings to extend the put dates of the borrowings by between three and five years. During 2009, we modified approximately $1.73 billion of borrowings. The increase in the weighted-average cost was partially offset by a $226.9 million decrease in the average balance of borrowed funds to $29.91 billion for 2010 as compared to $30.14 billion for 2009.
We have, in the past, used borrowings to fund a substantial portion of the growth in interest-earning assets. However, we were able to fund substantially all of our growth in 2009 and 2010 with deposits. Substantially all of our borrowings are putable quarterly at the discretion of the lender after an initial non-put period of one to five years with a final maturity of ten years. We believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be put back will not increase substantially unless interest rates were to increase by at least 200 basis points. See “Liquidity and Capital Resources.”
Net Interest Income. Net interest income decreased $52.7 million, or 4.3%, to $1.19 billion for 2010 compared to $1.24 billion for 2009. Our net interest rate spread decreased 16 basis points to 1.77% for 2010 from 1.93% for 2009. Our net interest margin decreased 21 basis points to 2.01% for 2010 from 2.22% for 2009.
The decrease in our net interest margin and net interest rate spread was primarily due to the decrease in the weighted-average yield of our interest-earning assets. The yields on mortgage-related assets, which account for 87.7% of the average balance of interest-earning assets for the year ended December 31, 2010, remained at near-historic lows. The low market interest rates resulted in increased refinancing activity which caused a decrease in the yield we earned on mortgage-related assets. We were able to reduce our funding costs but to a lesser extent than the decrease in mortgage yields, due in part to the longer duration of our borrowings which caused our liabilities to reprice less quickly than our assets. These factors resulted in a decrease in our net interest rate spread and net interest margin for the year ended December 31, 2010.
Provision for Loan Losses. The provision for loan losses amounted to $195.0 million for 2010 as compared to $137.5 million for 2009. The ALL amounted to $236.6 million and $140.1 million at December 31, 2010 and 2009, respectively. The increase in the provision for loan losses for the year ended December 31, 2010 and the resulting increase in the ALL is due primarily to the increase in non-performing loans during 2010, continuing elevated levels of unemployment and an increase in charge-offs. In addition, although home prices appear to have started to stabilize, conditions in the housing markets in many of our lending markets remain weak. We recorded our provision for loan losses during 2010 based on our ALL methodology that considers a number of quantitative and qualitative factors, including the amount of non-performing loans, the loss experience of our non-performing loans, conditions in the real estate and housing markets, current economic conditions, particularly increasing levels of unemployment, and growth in the loan portfolio. See “Critical Accounting Policies — ALL.”
Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties. Our loan growth is primarily concentrated in one- to four-family mortgage loans with original loan-to-value (“LTV”) ratios of less than 80%. The average LTV ratio of our 2010 first mortgage loan originations and our total first mortgage loan portfolio were 61.4% and 60.7%, respectively using the appraised value at the time of origination. The value of the property used as collateral for our loans is dependent upon local market conditions. As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations. Based on our analysis of the data for 2010, we concluded that, while at a slower rate, home prices in our primary lending area continued to decline from 2009 levels, as evidenced by reduced levels of sales, increasing inventories of houses on the market and an increase in the length of time houses remain on the market.
The national economy was in a recessionary cycle for approximately 2 years with the housing and real estate markets suffering significant losses in value. The faltering economy was marked by contractions in the availability of business and consumer credit, falling home prices, increasing home foreclosures and rising levels of unemployment. Economic conditions have improved but at a relatively slow pace. Despite recent signs of improvement in national unemployment rates, the rates remain very high as economic growth has not been strong enough to result in any significant improvement in the labor markets. We continue to closely monitor the local and national real estate markets and other factors related to risks inherent in our loan portfolio. We determined the provision for loan losses for 2010 based on our evaluation of the foregoing factors, the growth of the loan portfolio, the recent increases in delinquent loans, non-performing loans and net loan charge-offs, and trends in the unemployment rate.

Non-performing loans amounted to $871.3 million at December 31, 2010 as compared to $627.7 million at December 31, 2009. Non-performing loans at December 31, 2010 included $858.3 million of one- to four-family first mortgage loans as compared to $613.6 million at December 31, 2009. The ratio of non-performing loans to total loans was 2.82% at December 31, 2010 compared to 1.98% at December 31, 2009. Loans delinquent 30 to 59 days amounted to $418.9 million at December 31, 2010 as compared to $430.9 million at December 31, 2009. Loans delinquent 60 to 89 days amounted to $193.2 million at December 31, 2010 as compared to $182.5 million at December 31, 2009. Foreclosed real estate amounted to $45.7 million at December 31, 2010 as compared to $16.7 million at December 31, 2009. As a result of our underwriting policies, our borrowers typically have a significant amount of equity, at the time of origination, in the underlying real estate that we use as collateral for our loans. Due to the steady deterioration of real estate values in recent years, the LTV ratios based on appraisals obtained at time of origination do not necessarily indicate the extent to which we may incur a loss on any given loan that may go into foreclosure. However, our lower average LTV ratios at origination have helped to moderate our charge-offs.
At December 31, 2010, the ratio of the ALL to non-performing loans was 27.15% as compared to 22.32% at December 31, 2009. The ratio of the ALL to total loans was 0.77% at December 31, 2010 as compared to 0.44% at December 31, 2009. Changes in the ratio of the ALL to non-performing loans is not, absent other factors, an indication of the adequacy of the ALL since there is not necessarily a direct relationship between changes in various asset quality ratios and changes in the ALL, non-performing loans and losses we may incur on our loan portfolio. In the current economic environment, a loan generally becomes non-performing when the borrower experiences financial difficulty. In many cases, the borrower also has a second mortgage or home equity loan on the property. In substantially all of these cases, we do not hold the second mortgage or home equity loan as this is not a business we have actively pursued.
Charge-offs on our non-performing loans increased in 2010. We generally obtain new collateral values by the time a loan becomes 180 days past due. If the estimated fair value of the collateral (less estimated selling costs) is less than the recorded investment in the loan, we charge-off an amount to reduce the loan to the fair value of the collateral less estimated selling costs. As a result, certain losses inherent in our non-performing loans are being recognized as charge-offs which may result in a lower ratio of the ALL to non-performing loans. Charge-offs amounted to $98.5 million for 2010 as compared to $47.2 million in 2009. These charge-offs were primarily due to the results of our reappraisal process for our non-performing residential first mortgage loans. During 2010, we disposed of 71 loans through the foreclosure process with a final aggregate realized gain on sale (after previous charge-offs and write-downs of $8.9 million) of approximately $508,000. Write-downs on foreclosed real estate amounted to $3.2 million for 2010. The results of our reappraisal process and our recent charge-off history are also considered in the determination of the ALL.
As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations including the Federal Housing Finance Agency (“FHFA”). Our Asset Quality Committee (“AQC”) uses these indices and a stratification of our loan portfolio by state as part of its quarterly determination of the ALL. We generally obtain updated collateral values by the time a loan becomes 180 days past due which we believe identifies potential charge-offs more accurately than a house price index that is based on a wide geographic area and includes many different types of houses. However, we use the house price indices to identify geographic areas experiencing weaknesses in housing markets to determine if an overall adjustment to the ALL is required based on loans we have in those geographic areas and to determine if changes in the loss factors used in the ALL quantitative analysis are necessary. Our quantitative analysis of the ALL accounts for increases in non-performing loans by applying progressively higher risk factors to loans as they become more delinquent.
Due to the nature of our loan portfolio, our evaluation of the adequacy of our ALL is performed primarily on a “pooled” basis. Each month we prepare an analysis which categorizes the entire loan portfolio by certain risk

\

characteristics such as loan type (one- to four-family, multi-family, commercial, construction, etc.), loan source (originated or purchased) and payment status (i.e., current or number of days delinquent). Loans with known potential losses are categorized separately. We assign estimated loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to charge-off history, delinquency trends, portfolio growth and the status of the regional economy and housing market, in order to ascertain that the loss factors cover probable and estimable losses inherent in the portfolio. Based on our recent loss experience on non-performing loans, we increased certain loss factors used in our quantitative analysis of the ALL for one- to four-family first mortgage loans during 2010. We define our loss experience on non-performing loans as the ratio of the excess of the loan balance (including selling costs) over the updated collateral value to the principal balance of loans for which we have updated valuations. We generally obtain updated collateral values by the time a loan becomes 180 days past due. Based on our analysis, our loss experience on our non-performing one- to four-family first mortgage loans was approximately 13.3% during 2010 and was approximately 11.0% in 2009. Our one- to four- family mortgage loans represent 98.8% of our total loans. The recent adjustment in our loss factors did not have a material effect on the ultimate level of our ALL or on our provision for loan losses. If our future loss experience requires additional increases in our loss factors, this may result in increased levels of loan loss provisions.
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
We consider the average LTV of our non-performing loans and our total portfolio in relation to the overall changes in house prices in our lending markets when determining the ALL. This provides us with a “macro” indication of the severity of potential losses that might be expected. Since substantially all of our portfolio consists of first mortgage loans on residential properties, the LTV is particularly important to us when a loan becomes non-performing. The weighted average LTV in our one- to four-family mortgage loan portfolio at December 31, 2010 was 60.7%, using appraised values at the time of origination. The average LTV ratio of our non-performing loans, using appraised values at the time of origination, was 74.8% at December 31, 2010. Based on the valuation indices, house prices have declined in the New York metropolitan area, where 70.9% of our non-performing loans were located at December 31, 2010, by approximately 22% from the peak of the market in 2006 through November 2010 and by 31% nationwide during that period. During the first eleven months of 2010, the house price indices decreased by 1.5% in the New York metropolitan area and 2.1% nationwide. Changes in house values may affect our loss experience which may require that we change the loss factors used in our quantitative analysis of the ALL. There can be no assurance whether significant further declines in house values may occur and result in a higher loss experience and increased levels of charge-offs and loan loss provisions. Further, no assurance can be given in any particular case that our LTV ratios will provide full protection in the event of borrower default.
Net charge-offs amounted to $98.5 million for 2010 as compared to net charge-offs of $47.2 million for 2009. Our charge-offs on non-performing loans have historically been low due to the amount of underlying equity in the properties collateralizing our first mortgage loans. Until the recent recessionary cycle, it was our experience that as a non-performing loan approached foreclosure, the borrower sold the underlying property or, if there was a second mortgage or other subordinated lien, the subordinated lien holder would purchase the property to protect their interest thereby resulting in the full payment of principal and interest to Hudson City Savings. This process normally took approximately 12 months. However, due to the unprecedented level of foreclosures and the desire by most states to slow the foreclosure process, we are now experiencing a time frame to repayment or foreclosure ranging from 30 to 36 months from the initial non-performing period. In addition, in light of the highly publicized foreclosure issues that have recently affected the nation’s largest mortgage loan servicers which has resulted in greater bank regulatory, court and state attorney general scrutiny, our foreclosure process and timing to completion of foreclosures may be further delayed. If real estate prices do not improve or continue to decline, this extended time may result in further charge-offs. In addition, current conditions in the housing market have made it more difficult for borrowers to sell homes to satisfy the mortgage and second lien holders are less likely to repay our loan if the value of the property is not enough to satisfy their loan. We continue to closely monitor the property values underlying our non-performing loans during this timeframe and take appropriate charge-offs when the loan balances exceed the underlying property values.
At December 31, 2010 and December 31, 2009, commercial and construction loans evaluated for impairment in accordance with Financial Accounting Standards Board (“FASB”) guidance amounted to $16.7 million and $11.2 million, respectively. Based on this evaluation, we established an ALL of $5.1 million for loans classified as impaired at December 31, 2010 compared to $2.1 million at December 31, 2009.
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
Non-Interest Income. Total non-interest income for the year ended December 31, 2010 was $163.0 million compared with $33.6 million for 2009. Included in non-interest income for the year ended December 31, 2010 were net gains on securities transactions of $152.6 million which resulted from the sale of $3.92 billion of mortgage-backed securities available-for-sale. Included in non-interest income for the year ended December 31, 2009 were net gains on securities transactions of $24.2 million substantially all of which resulted from the sale of $761.6 million of mortgage-backed securities available-for-sale. We believe that the continued elevated levels of prepayments and the eventual increase in interest rates will reduce the amount of unrealized gains in the available-for-sale portfolio. Accordingly, we sold these securities to take advantage of the favorable pricing that currently exists in the market.
Non-Interest Expense. Total non-interest expense increased $791,000 to $266.4 million for the year ended December 31, 2010 from $265.6 million for the year ended December 31, 2009. The increase is primarily due to a $20.9 million increase in federal deposit insurance expense and a $3.9 million increase in other expense partially offset by the absence of the FDIC special assessment of $21.1 million and a decrease of $3.3 million in compensation and employee benefits expense. The decrease in compensation and employee benefits expense included a $6.0 million decrease in expense related to our stock benefit plans and a $3.6 million decrease in pension expense. These decreases were partially offset by a $5.8 million increase in compensation costs due primarily to normal increases in salary as well as additional full time employees. The decrease in stock benefit plans expense was due primarily to decreases in the market price of our common stock. The decrease in pension expense is due to improved returns on plan assets as well as investment returns on the 2009 contribution to the pension plan which amounted to $35.0 million. The increase in Federal deposit insurance expense is due primarily to an increase in total deposits and the increases in our deposit insurance assessment rate as a result of a restoration plan implemented by the FDIC to recapitalize the Deposit Insurance Fund. The increase in other expense is due primarily to a $2.9 million increase in regulatory fees and professional services. Included in other non-interest expense for the year ended December 31, 2010 were write-downs on foreclosed real estate and net losses on the sale of foreclosed real estate, of $2.7 million as compared to $2.4 million for 2009.
Our efficiency ratio was 19.68% for 2010 as compared to 20.80% for 2009. The efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income and non-interest income. Our ratio of non-interest expense to average total assets for 2010 was 0.44% as compared to 0.46% for 2009.

Income Taxes. Income tax expense amounted to $355.2 million for 2010 compared with $346.7 million for 2009. Our effective tax rate for 2010 was 39.80% compared with 39.67% for 2009.
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
The decrease in the average cost of borrowings for 2009 reflected new borrowings in 2009 and 2008, when market interest rates were lower than existing borrowings and borrowings that matured. Substantially all of our borrowings are putable quarterly at the discretion of the lender after an initial no-put period of one to five years with a final maturity of ten years. At December 31, 2009, we had $22.25 billion of borrowed funds with a weighted-average rate of 4.14% and with put dates within one year. We believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be put back will not increase substantially unless interest rates were to increase by at least 300 basis points. During 2009, we modified $1.73 billion of borrowings to extend the put dates of the borrowings by between three and four years while keeping the interest rates consistent. See “Liquidity and Capital Resources.”
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
Provision for Loan Losses. The provision for loan losses amounted to $137.5 million for 2009 as compared to $19.5 million for 2008. The ALL amounted to $140.1 million and $49.8 million at December 31, 2009 and 2008, respectively. We recorded our provision for loan losses during 2009 based on our ALL methodology that considers a number of quantitative and qualitative factors, including the amount of non-performing loans, the loss experience of our non-performing loans, conditions in the real estate and housing markets, current economic conditions, particularly increasing levels of unemployment, and growth in the loan portfolio. See “Critical Accounting Policies — Allowance for Loan Losses.”
Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties. Our loan growth is primarily concentrated in one- to four-family mortgage loans with original LTV ratios of less than 80%. The average LTV ratio of our 2009 one- to four-family first mortgage loan originations and our total one- to four-family first mortgage loan portfolio were 60.5% and 60.8%, respectively using the appraised value at the time of origination. The value of the property used as collateral for our loans is dependent upon local market conditions. As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations. Based on our analysis of the data for the fourth quarter of 2009, we concluded that home values in our lending areas, have continued to decline from 2008 levels, as evidenced by reduced levels of sales, increasing inventories of houses on the market, declining house prices and an increase in the length of time houses remain on the market. However, the rate of decline in home values decreased during the second half of 2009.

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

The national economy has been in a recessionary cycle for approximately two years with the housing and real estate markets suffering significant losses in value. The faltering economy has been marked by contractions in the availability of business and consumer credit, increases in corporate borrowing rates, falling home prices, increasing home foreclosures and rising levels of unemployment. Economic conditions have improved slightly during the second half of 2009 although unemployment rates continued to increase. We continue to closely monitor the local and national real estate markets and other factors related to risks inherent in our loan portfolio. We determined the provision for loan losses for 2009 based on our evaluation of the foregoing factors, the growth of the loan portfolio, the recent increases in delinquent loans, non-performing loans and net loan charge-offs, and the increasing trend in the unemployment rate.
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
The Company’s losses on non-performing loans increased in 2009 but, overall, have been modest due to our first lien position and relatively low average LTV ratios. We generally obtain new collateral values for loans after 180 days of delinquency. If the estimated fair value of the collateral (less estimated selling costs) is less than the recorded investment in the loan, we charge-off an amount to reduce the loan to the fair value of the collateral less estimated selling costs. As a result, certain losses inherent in our non-performing loans are being recognized as charge-offs which may result in a lower ratio of the ALL to non-performing loans when accompanied by a concurrent increase in total non-performing loans (i.e. due to the addition of new non-performing loans). Charge-offs amounted to $47.2 million, consisting of 517 loans, for 2009 and $4.4 million, consisting of 47 loans, in 2008. These charge-offs were primarily due to the results of our reappraisal process for our non-performing residential first mortgage loans with only 55 loans disposed of through the foreclosure process during 2009 with a final loss on sale (after previous charge-offs) of $2.4 million. The results of our reappraisal process and our recent charge-off history are also considered in the determination of the ALL. At December 31, 2009 the average LTV ratio (using appraised values at the time of origination) of our non-performing loans was 72.4% and was 60.8% for our total mortgage loan portfolio. Thus, the ratio of the ALL to non-performing loans needs to be viewed in the context of the underlying LTVs of the non-performing loans and the relative decline in home values. Based on our loss experience on non-performing loans, we increased the loss factors used in our quantitative analysis of the ALL for our one- to four-family first mortgage loans during 2009.
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
At December 31, 2009 and December 31, 2008, commercial and construction loans evaluated for impairment in accordance with FASB guidance amounted to $11.2 million and $9.5 million, respectively. Based on this evaluation, we established an ALL of $2.1 million for loans classified as impaired at December 31, 2009 compared to $818,000 at December 31, 2008.
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
Non-Interest Expense. Total non-interest expense for the year ended December 31, 2009 was $265.6 million as compared to $198.1 million during 2008. The increase is primarily due to the FDIC special assessment of $21.1 million, a $30.8 million increase in Federal deposit insurance expense, a $9.9 million increase in compensation and employee benefits expense, and a $4.0 million increase in other non-interest expense. The special assessment and the increase in Federal deposit insurance expense were the result of the restoration plan implemented by the FDIC to recapitalize the Deposit Insurance Fund. The increase in compensation and employee benefits expense included a $6.0 million increase in compensation costs, due primarily to normal increases in salary as well as additional full time employees, a $3.3 million increase in pension costs and a $3.4 million increase in costs related to our health plan. These increases were partially offset by a $2.8 million decrease in expense related to our stock benefit plans. This decrease was due primarily to a decrease in employee stock ownership plan (“ESOP”) expense as a result of changes in the price of our common stock during 2009. Included in other non-interest expense for the year ended December 31, 2009 were write-downs on foreclosed real estate and net losses on the sale of foreclosed real estate, of $2.4 million as compared to $1.3 million for 2008.
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

A

Asset Quality
Credit Quality
Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties. Our lending market areas generally consists of those states that are east of the Mississippi River and as far south as South Carolina.
The following table presents the composition of our loan portfolio in dollar amounts and in percentages of the total portfolio at December 31:

	2010		2009
		Percent		Percent
	Amount	of Total	Amount	of Total
		(Dollars in thousands)

First mortgage loans:
One- to four-family:
Amortizing	$24,912,935	80.56%	$26,490,454	83.36%
Interest-only	5,136,463	16.61	4,586,375	14.43
FHA/VA	499,724	1.62	285,003	0.90
Multi-family and commercial	48,067	0.16	54,694	0.17
Construction	9,081	0.03	13,030	0.04

Total first mortgage loans	30,606,270	98.98	31,429,556	98.90

Consumer and other loans
Fixed-rate second mortgages	160,896	0.52	201,375	0.63
Home equity credit lines	137,467	0.44	127,987	0.40
Other	19,264	0.06	21,003	0.07

Total consumer and other loans	317,627	1.02%	350,365	1.10%

Total loans	30,923,897	100.00	31,779,921	100.00

Deferred loan costs	86,633		81,307
Allowance for loan losses	(236,574)		(140,074)

Net loans	$30,773,956		$31,721,154

At December 31, 2010, first mortgage loans secured by one-to four-family properties accounted for 98.8% of total loans. Fixed-rate mortgage loans represent 66.8% of our first mortgage loans. Compared to adjustable-rate loans, fixed-rate loans possess less inherent credit risk since loan payments do not change in response to changes in interest rates. In addition, we do not originate or purchase loans with payment options, negative amortization loans or sub-prime loans. The market does not apply a uniform definition of what constitutes “sub-prime” lending. Our reference to sub-prime lending relies upon the “Statement on Subprime Mortgage Lending” issued by the OTS and the other federal bank regulatory agencies (the “Agencies”), on September 29, 2007, which further references the “Expanded Guidance for Subprime Lending Programs” (the “Expanded Guidance”), issued by the Agencies by press release dated January 31, 2001. In the Expanded Guidance, the Agencies indicated that sub-prime lending does not refer to individual sub-prime loans originated and managed, in the ordinary course of business, as exceptions to prime risk selection standards. The Agencies recognize that many prime loan portfolios will contain such loans. The Agencies also excluded prime loans that develop credit problems after acquisition and community development loans from the sub-prime arena. According to the Expanded Guidance, sub-prime loans are other loans to borrowers which display one or more characteristics of reduced payment capacity. Five specific criteria, which are not intended to be exhaustive and are not meant to define specific parameters for all sub-prime borrowers and may not match all markets or institutions’ specific sub-prime definitions, are set forth, including having a Fair Isaac Corporation (“FICO”) score of 660 or below. Based upon the definition and exclusions described above, we are a prime lender. However, as we are a portfolio lender, we review all data contained in borrower credit reports and do not base our underwriting decisions solely on FICO scores and do not record FICO scores on our mortgage loan system. We believe our loans, when made, were amply collateralized and otherwise conformed to our prime lending standards.
Included in our loan portfolio at December 31, 2010 are interest-only loans of approximately $5.14 billion, or 16.6%, of total loans as compared to $4.59 billion, or 14.4%, of total loans at December 31, 2009. These loans are originated as adjustable rate mortgage loans with initial terms of five, seven or ten years with the interest-only portion of the payment based upon the initial loan term, or offered on a 30-year fixed-rate loan, with interest-only payments for the first 10 years of the obligation. At the end of the initial 5-, 7- or 10-year interest-only period, the loan payment will adjust to include both principal and interest and will amortize over the remaining term so the loan will be repaid at the end of its original life. These loans are underwritten using the fully-amortizing payment amount. Non-performing interest-only loans amounted to $179.3 million, or 20.6%, of non-performing loans at December 31, 2010 as compared to non-performing interest-only loans of $82.2 million, or 13.1%, of non-performing loans at December 31, 2009.
In addition to our full documentation loan program, we originate and purchase loans to certain eligible borrowers as limited documentation loans. Generally the maximum loan amount for limited documentation loans is $750,000 and these loans are subject to higher interest rates than our full documentation loan products. We require applicants for limited documentation loans to complete a Freddie Mac/Fannie Mae loan application and request income, asset and credit history information from the borrower. Additionally, we verify asset holdings and obtain credit reports from outside vendors on all borrowers to ascertain the credit history of the borrower. Applicants with delinquent credit histories usually do not qualify for the limited documentation processing, although delinquencies that are adequately explained will not prohibit processing as a limited documentation loan. We reserve the right to verify income and do require asset verification but we may elect not to verify or corroborate certain income information where we believe circumstances warrant. We also allow certain borrowers to obtain mortgage loans without disclosing income levels and without any verification of income. In these cases, we require verification of the borrowers’ assets. We collect and analyze data relating to limited documentation loans that we originate. Originated loans overall represent 62.9% of our one- to four-family first mortgage loans. As part of our wholesale loan program, we have allowed sellers to include limited documentation loans in each pool of purchased mortgage loans but limit the amount of these loans to be no more than 10% of the principal balance of the purchased pool. In addition, these loans must have a maximum LTV of 70% and meet other characteristics such as maximum loan size. However, we have not tracked wholesale limited documentation loans on our mortgage loan system. Included in our loan portfolio at December 31, 2010 are $3.38 billion of originated amortizing limited documentation loans and $938.8 million of originated limited documentation interest-only loans. Non-performing loans at December 31, 2010 include $91.5 million of originated amortizing limited documentation loans and $58.3 million of originated interest-only limited documentation loans.

The following table presents the geographic distribution of our total loan portfolio, as well as the geographic distribution of our non-performing loans at December 31:

	2010		2009
		Non-performing		Non-performing
	Total loans	loans	Total loans	loans
New Jersey	44.0%	45.7%	43.0%	41.6%
New York	19.9	18.7	18.2	18.0
Connecticut	14.5	6.5	12.6	4.2

Total New York metropolitan area	78.4	70.9	73.8	63.8

Virginia	3.5	4.6	4.6	6.2
Illinois	3.0	4.9	3.9	5.6
Maryland	2.7	4.4	3.5	5.1
Massachusetts	1.9	1.6	2.7	2.3
Pennsylvania	3.1	1.2	2.0	1.9
Minnesota	1.3	1.8	1.4	1.8
Michigan	1.1	2.5	1.3	4.2
All others	5.0	8.1	6.8	9.1

Total outside New York metropolitan area	21.6	29.1	26.2	36.2

	100.0%	100.0%	100.0%	100.0%

Non-Performing Assets
The following table presents information regarding non-performing assets as of the dates indicated.

	At December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)
Non-accrual loans:
Residential first mortgage loans	$794,106	$581,786	$200,642	$69,904	$20,053
Multi-family and commercial mortgages	1,117	1,414	1,854	2,028	—
Construction loans	7,560	6,624	7,610	647	3,098
Consumer and other loans	4,320	1,916	626	956	1,217

Total non-accrual loans	807,103	591,740	210,732	73,535	24,368
Accruing loans delinquent 90 days or more	64,156	35,955	6,842	5,867	5,630

Total non-performing loans	871,259	627,695	217,574	79,402	29,998
Foreclosed real estate, net	45,693	16,736	15,532	4,055	3,161

Total non-performing assets	$916,952	$644,431	$233,106	$83,457	$33,159

Non-performing loans to total loans	2.82%	1.98%	0.74%	0.33%	0.16%
Non-performing assets to total assets	1.50	1.07	0.43	0.19	0.09

The following table presents information regarding our non-performing residential first mortgage loans at December 31:

	2010	2009
	(Dollars in thousands)
Non-accrual residential first mortgage loans:
Amortizing residential first mortgage loans	$614,758	$499,550
Interest-only residential first mortgage loans	179,348	82,236
The following table is a comparison of our delinquent loans at December 31, 2010 and 2009:

	30-59 Days		60-89 Days		90 Days or More
	Number	Principal	Number	Principal	Number	Principal
	of	Balance	of	Balance	of	Balance
	Loans	of Loans	Loans	of Loans	Loans	of Loans
	(Dollars in thousands)
2010
One- to four-family first mortgages	1,012	$390,469	460	$181,370	2,144	$794,106
FHA/VA first mortgages	96	20,594	40	9,730	234	64,156
Multi-family and commercial mortgages	4	3,199	2	1,199	4	1,117
Construction loans	—	—	—	—	6	7,560
Consumer and other loans	45	4,644	14	946	42	4,320

Total	1,157	$418,906	516	$193,245	2,430	$871,259

Delinquent loans to total loans		1.35%		0.62%		2.82%

2009
One- to four-family first mortgages	1,053	$404,392	408	$171,913	1,480	$581,786
FHA/VA first mortgages	83	20,682	35	8,650	115	31,855
Multi-family and commercial mortgages	2	1,357	2	1,088	1	1,414
Construction loans	—	—	—	—	6	9,764
Consumer and other loans	43	4,440	14	882	34	2,876

Total	1,181	$430,871	459	$182,533	1,636	$627,695

Delinquent loans to total loans		1.36%		0.57%		1.98%
Upon request, we will generally agree to a short-term payment plan for certain residential mortgage loan borrowers. Many of these customers are current as to their mortgage payments, but may be anticipating a short-term cash flow need and want to protect their credit history. The extent of these plans is generally limited to a six-month deferral of principal payments only. Pursuant to these short-term payment plans, we do not modify mortgage notes, recast legal documents, extend maturities or reduce interest rates. We also do not forgive any interest or principal. We have not classified these loans as troubled debt restructurings since we collect all principal and interest, the deferral period is short and any reduction in the present value of cash flows is due to the insignificant delay in the timing of principal payments. The principal balance of loans with payment plans at December 31, 2010 amounted to $81.3 million, including $54.4 million of loans that are current, $13.9 million that are 30 to 59 days past due, $4.7 million that are 60 to 89 days past due and $8.3 million that are 90 days or more past due.
Loans modified in a troubled debt restructuring totaled $11.1 million at December 31, 2010. There were none at December 31, 2009. These loans were current at the time of the restructuring and have complied with the terms of their restructure agreement and are considered performing loans at December 31, 2010.
In addition to non-performing loans, we had $194.8 million of potential problem loans at December 31, 2010 as compared to $189.9 million at December 31, 2009. This amount includes loans which are 60-89 days delinquent (other than loans guaranteed by the Federal Housing Administration (the “FHA”) and certain other internally classified loans.
Potential problem loans are summarized as follows:

	December 31, 2010	December 31, 2009
	(In thousands)
One- to four-family first mortgages	$181,370	$171,913
Multi-family and commercial mortgages	12,448	17,076
Consumer and other loans	946	882

Total potential problem loans	$194,764	$189,871

Allowance for Loan Losses
The following table presents the activity in our ALL at or for the dates indicated.

	For the Year Ended December 31,
	2010	2009	2008

Balance at beginning of period	$140,074	$49,797	$34,741

Provision for loan losses	195,000	137,500	19,500
Charge-offs:
First mortgage loans	(110,669)	(48,097)	(4,458)
Consumer and other loans	(102)	(36)	(64)

Total charge-offs	(110,771)	(48,133)	(4,522)
Recoveries	12,271	910	78

Net charge-offs	(98,500)	(47,223)	(4,444)

Balance at end of period	$236,574	$140,074	$49,797

Allowance for loan losses to total loans	0.77%	0.44%	0.17
Allowance for loan losses to non-performing loans	27.15	22.32	22.89
Net charge-offs as a percentage of average loans	0.31	0.15	0.02

The following table presents our allocation of the ALL by loan category and the percentage of loans in each category to total loans at the dates indicated.

	At December 31, 2010		At December 31, 2009
		Percentage		Percentage
		of Loans in		of Loans in
		Category to		Category to
	Amount	Total Loans	Amount	Total Loans
	(Dollars in thousands)

First mortgage loans:
One- to four-family	$227,224	98.79%	$133,927	98.69%
Other first mortgages	6,147	0.19	3,169	0.21

Total first mortgage loans	233,371	98.98	137,096	98.90

Consumer and other loans	3,203	1.02	2,978	1.10

Total allowance for loan losses	$236,574	100.00%	$140,074	100.00%

Investments
We invest primarily in mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, as well as other securities issued by GSEs. These securities account for substantially all of our securities. We do not purchase unrated or private label mortgage-backed securities or other higher risk securities such as those backed by sub-prime loans. There were no debt securities past due or securities for which the Company currently believes it is not probable that it will collect all amounts due according to the contractual terms of the security.
We have two collateralized borrowings in the form of repurchase agreements totaling $100.0 million with Lehman Brothers, Inc. Lehman Brothers, Inc. is currently in liquidation under the Securities Industry Protection Act. Mortgage-backed securities with an amortized cost of approximately $114.5 million are pledged as collateral for these borrowings and we have demanded the return of this collateral. We believe that we have the legal right to setoff our obligation to repay the borrowings against our right to the return of the mortgage-backed securities pledged as collateral. As a result, we believe that our potential economic loss from Lehman Brother’s failure to return the collateral is limited to the excess market value of the collateral over the $100 million repurchase price. We intend to pursue full recovery of the pledged collateral in accordance with the contractual terms of the repurchase agreements. There can be no assurances that the final settlement of this transaction will result in the full recovery of the collateral or the full amount of the claim. We have not recognized a loss in our financial statements related to these repurchase agreements as we have concluded that a loss is neither probable nor estimable at December 31, 2010.
Liquidity and Capital Resources
The term “liquidity” refers to our ability to generate adequate amounts of cash to fund loan originations, loan and security purchases, deposit withdrawals, repayment of borrowings and operating expenses. Our primary sources of funds are deposits, borrowings, the proceeds from principal and interest payments on loans and mortgage-backed securities, the maturities and calls of investment securities and funds provided by our operations. Deposit flows, calls of investment securities and borrowed funds, and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, national and local economic conditions and competition in the marketplace. These factors reduce the predictability of the receipt of these sources of funds. Our membership in the FHLB provides us access to additional sources of borrowed funds, which is generally limited to approximately twenty times the amount of FHLB stock owned.
On December 16, 2009, we filed an automatic shelf registration statement on Form S-3 with the Securities and Exchange Commission (the “SEC”), which was declared effective immediately upon filing. This shelf registration statement allows us to periodically offer and sell, from time to time, in one or more offerings, individually or in any combination, common stock, preferred stock, debt securities, capital securities, guarantees, warrants to purchase common stock or preferred stock and units consisting of one or more of the foregoing. The shelf registration statement provides us with greater capital management flexibility and enables us to access the capital markets in order to pursue growth opportunities that may become available to us in the future or should there be any changes in the regulatory environment that call for increased capital requirements. Although the shelf registration statement does not limit the amount of the foregoing items that we may offer and sell pursuant to the shelf registration statement, our ability and any decision to do so is subject to market conditions and our capital needs. In addition, our ability to issue debt through the capital markets may also be dependent on our ability to obtain an acceptable credit rating from one or more nationally recognized credit rating agencies.
Our primary investing activities are the origination and purchase of one-to four-family real estate loans and consumer and other loans, the purchase of mortgage-backed securities, and the purchase of investment securities. These activities are funded primarily by borrowings, deposit growth and principal and interest payments on loans, mortgage-backed securities and investment securities. We originated $5.83 billion and purchased $764.3 million of loans during 2010 as compared to $6.06 billion and $3.16 billion during 2009. Loan origination activity continues to be strong as a result of an increase in mortgage refinancing caused by market interest rates that remain at near-historic lows. Our loan purchase activity has significantly declined as the GSEs have been actively purchasing loans as part of their efforts to keep mortgage rates low to support the housing market during the recent economic recession. As a result, the sellers from whom we have historically purchased loans are selling to the GSEs. We expect that the amount of loan purchases may continue to be at reduced levels for the near-term. Principal repayments on loans amounted to $7.26 billion for 2010 as compared to $6.77 billion for 2009. At December 31, 2010, commitments to originate and purchase mortgage loans amounted to $519.0 million and $500,000, respectively as compared to $538.0 million and $157.5 million, respectively at December 31, 2009.
Purchases of mortgage-backed securities during 2010, including securities purchased with settlement dates in 2011, were $15.49 billion as compared to $7.11 billion during 2009. The increase in the purchases of mortgage-backed securities was due primarily to the reinvestment of proceeds from the principal repayments and sales of mortgage-backed securities during 2010. Principal repayments on mortgage-backed securities amounted to $8.37 billion for 2010 as compared to $4.73 billion for 2009. The increase in principal repayments was due primarily to the refinancing activity caused by market interest rates that are at near-historic lows. The increase in repayments is also due to the principal repayment of $1.13 billion of mortgage-backed securities by the Federal Home Loan Mortgage Corporation (“FHLMC”) during the first quarter of 2010. These principal repayments represented the balances of non-performing loans that were included in mortgage-backed securities that they issued. During 2010, we sold mortgage-backed securities from our available for sale portfolio with an amortized cost of $3.92 billion resulting in a gain of $152.6 million. We also sold $761.6 million of mortgage-backed securities from our available for sale portfolio during 2009, resulting in a gain of $24.0 million.
We purchased $5.80 billion of investment securities during 2010 as compared to $5.87 billion during 2009. Proceeds from the calls of investment securities amounted to $7.07 billion during 2010 as compared to $4.02 billion for 2009.
At December 31, 2010, we had mortgage-backed securities and investment securities with an amortized cost of $17.18 billion that were used as collateral for securities sold under agreements to repurchase and at that date we had $10.88 billion of unencumbered securities.
As part of the membership requirements of the FHLB, we are required to hold a certain dollar amount of FHLB common stock based on our mortgage-related assets and borrowings from the FHLB. During 2010, we had a net redemption of $2.8 million of FHLB common stock compared with net purchases of $9.2 million during 2009.

Our primary financing activities consist of gathering deposits, engaging in wholesale borrowings, repurchases of our common stock and the payment of dividends.
Total deposits increased $595.1 million during 2010 as compared to an increase of $6.12 billion for 2009. Deposit flows are typically affected by the level of market interest rates, the interest rates and products offered by competitors, the volatility of equity markets, and other factors. We lowered our deposit rates in 2010 to slow our deposit growth from the 2009 levels since the low yields that are available to us for mortgage-related assets and investment securities have made a growth strategy less prudent until market conditions improve. Time deposits scheduled to mature within one year were $10.60 billion at December 31, 2010. These time deposits have a weighted average rate of 1.32%. These time deposits are scheduled to mature as follows: $4.58 billion with an average cost of 1.18% in the first quarter of 2011, $2.96 billion with an average cost of 1.19% in the second quarter of 2011, $1.40 billion with an average cost of 1.44% in the third quarter of 2011 and $1.66 billion with an average cost of 1.82% in the fourth quarter of 2011. We anticipate that we will have sufficient resources to meet this current funding commitment. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with us as renewed time deposits or as transfers to other deposit products at the prevailing interest rate.
We have, in the past, primarily used wholesale borrowings to fund our investing activities. However, we were able to fund our growth during 2010 with deposits. Our borrowings have traditionally consisted of structured putable borrowings with ten year final maturities and initial non-put periods of one to five years. We have used this type of borrowing in the past primarily to fund our loan growth because these borrowings have a longer duration than shorter-term non-putable borrowings and have a lower cost than a non-putable borrowing with a maturity date similar to the initial put date of the putable borrowing. Since market interest rates have remained very low for an extended period of time, we have not had any lenders put borrowings back to us. As a result, many of our borrowings have become putable within three months. At December 31, 2010, we had $22.83 billion of borrowed funds with a weighted-average rate of 3.90% and with put dates within one year. We anticipate that none of these borrowings will be put back assuming current market interest rates remain stable. We believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be put back will not increase substantially unless interest rates were to increase by at least 200 basis points. In addition, a significant concentration of our borrowed funds involve the FHLB. At December 31, 2010, $14.88 billion or 50.1% of our total borrowed funds are with the FHLB. Our borrowing agreement with the FHLB requires the FHLB to offer another lending product, which we would expect would be at prevailing market interest rates, to replace any borrowings that were put back. In the event our structured borrowings are put back, we anticipate that we will have sufficient resources to meet this funding commitment by borrowing new funds at the prevailing market interest rate as the market for reverse repurchase agreements remains active and the FHLB is obligated to offer replacement financing for any borrowing it may put back. We may also use funds generated by deposit growth or use proceeds from securities sales to meet the funding required by any puts of borrowed funds. At December 31, 2010 we had $450.0 million of borrowings with a weighted average rate of 3.71% that are scheduled to mature within one year.
To better manage our liquidity and reduce the level of interest rate risk posed by this type of borrowing, we began to modify these borrowings in 2009 to extend or eliminate the put dates. During 2010, we modified $4.03 billion of borrowings to extend the put dates of the borrowings by between three and five years. We are examining various strategies to position our balance sheet for the future as market conditions change and allow for more profitable growth. As a result, we expect to further restructure a portion of our funding mix. The restructuring may include the continued modification of putable borrowings to extend or eliminate the put dates, the extinguishment of certain borrowings, the refinancing of certain borrowings or a combination of these actions. The fair value of our borrowings, which is generally the value at which borrowings are extinguished, was approximately 111% of carrying value at December 31, 2010. Any restructuring could result in a decrease in the size of the balance sheet and a material charge to earnings.
Our liquidity management process is sufficient to meet our daily funding needs and cover both expected and unexpected deviations from normal daily operations. The primary tools we use for measuring and managing liquidity risk include cash flow projections, diversified funding sources, stress testing, a cushion of liquid assets, and a formal, well developed contingency funding plan.
Cash dividends paid during 2010 were $295.8 million. We have not purchased any of our common shares during the year ended December 31, 2010 pursuant to stock repurchase programs. At December 31, 2010, there remained 50,123,550 shares available for purchase under existing stock repurchase programs.
The primary source of liquidity for Hudson City Bancorp, the holding company of Hudson City Savings, is capital distributions from Hudson City Savings. During 2010, Hudson City Bancorp received $320.0 million in dividend payments from Hudson City Savings. The primary use of these funds is the payment of dividends to our shareholders and, when appropriate as part of our capital management strategy, the repurchase of our outstanding common stock. Hudson City Bancorp’s ability to continue these activities is dependent upon capital distributions from Hudson City Savings. Applicable federal law may limit the amount of capital distributions Hudson City Savings may make. At December 31, 2010, Hudson City Bancorp had total cash and due from banks of $239.6 million.
At December 31, 2010, Hudson City Savings exceeded all applicable regulatory capital requirements. Hudson City Savings’ tangible capital ratio, leverage (core) capital ratio and total risk-based capital ratio were 7.95%, 7.95% and 22.74%, respectively. Although our regulatory capital ratios are in excess of the applicable requirements to be considered “well capitalized” for bank regulatory purposes, we believe the current regulatory environment will require Hudson City to maintain a cushion above these requirements.
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
The following table summarizes contractual obligations of Hudson City by contractual payment period, as of December 31, 2010.

	Payments Due By Period
		Less Than	One Year to	Three Years to	More Than
Contractual Obligation	Total	One Year	Three Years	Five Years	Five Years
	(In thousands)

Mortgage loan originations	$519,004	$519,004	$—	$—	$—
Mortgage loan purchases	500	500	—	—	—
Mortgage-backed security purchases	2,606,620	2,606,620	—	—	—
Repayment of borrowed funds	29,675,000	450,000	500,000	3,525,000	25,200,000
Operating leases	146,857	9,268	18,911	18,247	100,431

Total	$32,947,981	$3,585,392	$518,911	$3,543,247	$25,300,431

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

Additionally, we have available home equity, overdraft and commercial/construction lines of credit, which do not have fixed expiration dates, of approximately $188.5 million, $2.8 million, and $8.6 million. We are not obligated to advance further amounts on credit lines if the customer is delinquent, or otherwise in violation of the agreement. The commitments to purchase first mortgage loans and mortgage-backed securities had a normal period from trade date to settlement date of approximately 60 days.
Recent Accounting Pronouncements
In July 2010, FASB issued an accounting standards update regarding disclosures about the credit quality of financing receivables and the allowance for credit losses. This update amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. This update is effective for interim and annual reporting periods ending on or after December 15, 2010. We have provided the disclosures required by this accounting standards update in the footnotes to the consolidated financial statements as of December 31, 2010.
In April 2010, FASB issued an accounting standards update regarding the effect of a loan modification when the loan is part of a pool that is accounted for as a single asset. This update clarifies that modifications of loans that are accounted for within a pool under Subtopic 310-30, which provides guidance on accounting for acquired loans that have evidence of credit deterioration upon acquisition, do not result in the removal of those loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments do not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40. This update was effective in the first interim or annual period ending on or after July 15, 2010. This accounting standard update did not have a material impact on our financial condition, results of operations or financial statement disclosures.
In January 2010, FASB issued an accounting standards update regarding disclosure requirements for fair value measurement. This update provides amendments to fair value measurement that require new disclosures related to transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. The update also provides amendments clarifying level of disaggregation and disclosures about inputs and valuation techniques along with conforming amendments to the guidance on employers’ disclosures about postretirement benefit plan assets. This update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The effective portions of this accounting standards update did not affect our financial condition, results of operations or financial statement disclosures, and we do not expect that the remaining portions of this accounting standard update will have a material impact on our financial condition, results of operations or financial statement disclosures.
Impact of Inflation and Changing Prices
The Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements of Hudson City Bancorp have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than do the effects of inflation.
Critical Accounting Policies
We have identified the accounting policies below as critical to understanding our financial results. In addition, Note 2 to the Audited Consolidated Financial Statements contains a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the ALL, the measurement of stock-based compensation expense, securities impairment, goodwill impairment and the measurement of the funded status and cost of our pension and other post-retirement benefit plans involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are continually reviewed by management, and are periodically reviewed with the Audit Committee and our Board of Directors.
Allowance for Loan Losses
The ALL has been determined in accordance with GAAP, under which we are required to maintain an adequate ALL at December 31, 2010. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our ALL is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.
Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties resulting in a loan concentration in residential first mortgage loans at December 31, 2010. As a result of our lending practices, we also have a concentration of loans secured by real property located primarily in New Jersey, New York and Connecticut. At December 31, 2010, approximately 78.4% of our total loans were in the New York metropolitan area. Additionally, the states of Virginia, Illinois, Pennsylvania, Maryland, Massachusetts, Minnesota and Michigan accounted for 3.5%, 3.0%, 3.1%, 2.7%, 1.9%, 1.3%, and 1.1%, respectively, of total loans. The remaining 5.0% of the loan portfolio is secured by real estate primarily in the remainder of our lending areas. Based on the composition of our loan portfolio and the growth in our loan portfolio, we believe the primary risks inherent in our portfolio are the continued weakened economic conditions due to the recent U.S. recession, continued high levels of unemployment, rising interest rates in the markets we lend and a continuing decline in real estate market values. Any one or a combination of these adverse trends may adversely affect our loan portfolio resulting in increased delinquencies, non-performing assets, loan losses and future levels of loan loss provisions. We consider these trends in market conditions in determining the ALL.
Due to the nature of our loan portfolio, our evaluation of the adequacy of our ALL is performed primarily on a “pooled” basis. Each month we prepare an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type (one- to four-family, multi-family, commercial, construction, etc.), loan source (originated or purchased) and payment status (i.e., current or number of days delinquent). Loans with known potential losses are categorized separately. We assign potential loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to charge-off history, delinquency trends, portfolio growth and the status of the regional economy and housing market, in order to ascertain that the loss factors cover probable and estimable losses inherent in the portfolio. Based on our recent loss experience on non-performing loans, we increased certain loss factors used in our quantitative analysis of the ALL for our one- to four-family first mortgage loans during 2010. We use this analysis, as a tool, together with principal balances and delinquency reports, to evaluate the adequacy of the ALL. Other key factors we consider in this process are current real estate market conditions in geographic areas where our loans are located, changes in the trend of non-performing loans, the results of our foreclosed property transactions, the current state of the local and national economy, changes in interest rates and loan portfolio growth. Any one or a combination of these adverse trends may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and future levels of provisions.
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
Stock-Based Compensation
We recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value for all awards granted, modified, repurchased or cancelled after January 1, 2006 and for the portion of outstanding awards for which the requisite service was not rendered as of January 1, 2006, in accordance with Accounting Standard Codification (the “ASC”) 718-10. We have made annual grants of performance-based stock options since 2006 that vest if certain financial performance measures are met. In accordance with ASC 718-10-30-6, we assess the probability of achieving these financial performance measures and recognize the cost of these performance-based grants if it is probable that the financial performance measures will be met. This probability assessment is subjective in nature and may change over the assessment period for the performance measures.
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
We provide our actuary with certain rate assumptions used in measuring our benefit obligation. We monitor these rates in relation to the current market interest rate environment and update our actuarial analysis accordingly. The most significant of these is the discount rate used to calculate the period-end present value of the benefit obligations, and the expense to be included in the following year’s financial statements. A lower discount rate will result in a higher benefit obligation and expense, while a higher discount rate will result in a lower benefit obligation and expense. The discount rate assumption was determined based on a cash flow/yield curve model specific to our pension and post-retirement plans. We compare this rate to certain market indices, such as long-term treasury bonds, or the Moody’s bond indices, for reasonableness. A discount rate of 5.75% was selected for the December 31, 2010 measurement date and 6.00% was selected for the 2010 expense calculation.
For our pension plan, we also assumed an annual rate of salary increase of 4.00% for future periods. This rate is corresponding to actual salary increases experienced over prior years. We assumed a return on plan assets of 8.25% for future periods. We actuarially determine the return on plan assets based on actual plan experience over the previous ten years. The actual return on plan assets was 8.5% for 2010 and 12.9% in 2009. There can be no assurances with respect to actual return on plan assets in the future. We continually review and evaluate all actuarial assumptions affecting the pension plan, including assumed return on assets.
For our post-retirement benefit plan, the assumed health care cost trend rate used to measure the expected cost of other benefits for 2010 was 8.50%. The rate was assumed to decrease gradually to 4.75% for 2016 and remain at that level thereafter. Changes to the assumed health care cost trend rate are expected to have an immaterial impact as we capped our obligations to contribute to the premium cost of coverage to the post-retirement health benefit plan at the 2007 premium level.
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
Substantially all of our securities portfolio is comprised of mortgage-backed securities and debt securities issued by GSEs. The fair value of these securities is primarily impacted by changes in interest rates. We generally view changes in fair value caused by changes in interest rates as temporary, which is consistent with our experience.
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
We conduct a periodic review and evaluation of the securities portfolio to determine if a decline in the fair value of any security below its cost basis is other-than-temporary. Our evaluation of other-than-temporary impairment considers the duration and severity of the impairment, our intent and ability to hold the securities, whether it is more likely than not that we will be required to sell the security before recovery of the amortized cost and our assessments of the reason for the decline in value and the likelihood of a near-term recovery. The unrealized losses on securities in our portfolio were due primarily to changes in market interest rates subsequent to purchase. In addition, we only purchase securities issued by GSEs. As a result, the unrealized losses on our securities were not considered to be other-than-temporary and, accordingly, no impairment loss was recognized during 2010.
Impairment of Goodwill
FASB guidance requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually using a fair-value based two-step approach. Goodwill and other intangible assets amounted to $156.7 million and were recorded as a result of Hudson City Bancorp’s acquisition of Sound Federal Bancorp, Inc. in 2006.
The first step (“Step 1”) used to identify potential impairment involves comparing each reporting unit’s estimated fair value to its carrying amount, including goodwill. As a community-oriented bank, substantially all of the Company’s operations involve the delivery of loan and deposit products to customers and these operations constitute the Company’s only segment for financial reporting purposes. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount exceeds the estimated fair value, there is an indication of potential impairment and the second step (“Step 2”) is performed to measure the amount. Step 2 involves calculating an implied fair value of goodwill for each reporting unit for which impairment was indicated in Step 1. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination by measuring the excess of the estimated fair value of the reporting unit, as determined in Step 1, over the aggregate estimated fair values of the individual assets, liabilities, and identifiable intangibles, as if the reporting unit was being acquired at the impairment test date. Subsequent reversal of goodwill impairment losses is not permitted.
Quoted market prices in active markets are the best evidence of fair value and are used as the basis for measurement, when available. Other acceptable valuation methods include present-value measurements based on multiples of earnings or revenues, or similar performance measures. We utilized quoted market prices as of our impairment test dates as well as control premiums in determining the estimated fair value of our reporting unit. We also used market multiples based on recent acquisition activity to calculate our estimated fair value. In determining the appropriate control premium, management took into consideration, among other factors, control premiums used in comparable transactions. As a result of our analysis we have concluded that the fair value of goodwill, for purposes of the goodwill impairment analysis, is in excess of its carrying amount. Therefore, we did not recognize any impairment of goodwill or other intangible assets for the years ended December 31, 2010, 2009 and 2008.

Management of Market Risk
General
As a financial institution, our primary component of market risk is interest rate volatility. Our net income is primarily based on net interest income, and fluctuations in interest rates will ultimately impact the level of both income and expense recorded on a large portion of our assets and liabilities. Fluctuations in interest rates will also affect the market value of our interest-earning assets and interest-bearing liabilities, other than those that possess a short term to maturity. Due to the nature of our operations, we are not subject to foreign currency exchange or commodity price risk. We do not own any trading assets. We did not engage in any hedging transactions that use derivative instruments (such as interest rate swaps and caps) during 2010 and did not have any such hedging transactions in place at December 31, 2010. Our mortgage loan portfolio, which comprises 50.3% of our balance sheet, is subject to the risks associated with the economy in the New York metropolitan area, the general economy of the United States and the recent pressure on housing prices. We continually analyze our asset quality and believe our allowance for loan losses is adequate to cover known or potential losses.
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
We seek to manage our asset/liability mix to help minimize the impact that interest rate fluctuations may have on our earnings. To achieve the objectives of managing interest rate risk, our Asset/Liability Committee meets weekly to discuss and monitor the market interest rate environment compared to interest rates that are offered on our products. This committee consists of the Chief Executive Officer, the President and Chief Operating Officer, the Chief Financial Officer and other senior officers of the institution. The Asset/Liability Committee presents reports to the Board of Directors at its regular meetings and, on a quarterly basis, presents a comprehensive report addressing the results of activities and strategies and the effect that changes in interest rates will have on our results of operations and the present value of our equity.
Historically, our lending activities have emphasized one- to four-family fixed-rate first and second mortgage loans, while purchasing variable-rate or hybrid mortgage-backed securities to offset our predominantly fixed-rate loan portfolio. The current prevailing interest rate environment and the desires of our customers have resulted in a demand for long-term hybrid and fixed-rate mortgage loans. These fixed-rate interest earning assets may have an adverse impact on our earnings in a rising rate environment as the interest rate on these interest-earning assets would not reprice to current market interest rates as fast as the interest rates on our interest-bearing deposits and putable borrowed funds. In the past several years, we have attempted to originate and purchase a larger percentage of variable-rate mortgage-related assets in order to better manage our interest rate risk. Variable-rate mortgage-related assets include those loans or securities with a contractual annual rate adjustment after an initial fixed-rate period of one to ten years. These variable-rate instruments are more rate-sensitive, given the potential interest rate adjustment, than the long-term fixed-rate loans that we have traditionally held in our portfolio. This growth in variable-rate mortgage-related assets has helped reduce our exposure to interest rate fluctuations and is expected to benefit our long-term profitability, as the rate earned on the mortgage loan will increase as prevailing market rates increase. However, this strategy to originate a higher percentage of variable-rate instruments may have an initial adverse impact on our net interest income and net interest margin in the short-term, as variable-rate interest-earning assets generally have initial interest rates lower than alternative fixed-rate investments.
Variable-rate/hybrid products constituted 49.8% of loan originations and purchases and 95.9% of mortgage-backed security purchases made during 2010. In aggregate, 81.7% of our mortgage-related asset originations and purchases were variable-rate or hybrid instruments. Our percentage of fixed-rate mortgage-related assets to total mortgage-related assets was 44.9% as of December 31, 2010 compared with 53.6% as of December 31, 2009. However, included in the variable-rate/hybrid total are mortgage-related assets whose contractual next rate change date is over five years. If these instruments were classified as fixed-rate, the percentage of fixed-rate mortgage-related assets to total mortgage-related assets would be 65.9% as of December 31, 2010. Overall, our percentage of fixed-rate interest-earning assets to total interest-earning assets was 40.5% at December 31, 2010 compared with 49.6% as of December 31, 2009.
Our primary sources of funds have traditionally been deposits, consisting primarily of time deposits and interest-bearing demand accounts, and borrowings. Our deposits have substantially shorter terms to maturity than our mortgage loan portfolio and borrowed funds. The Bank currently has $9.89 billion of non-maturity deposits and $10.60 billion of time deposits scheduled to mature within the next 12 months. The borrowings have been generally long-term to maturity, in an effort to offset our short-term deposit liabilities and assist in managing our interest rate risk. These long-term borrowings have put options that could shorten their maturities in a changing interest rate environment. If we experience a significant rising interest rate environment where interest rates increase above the interest rate for the borrowings, these borrowings will likely be put at their next put date and our cost to replace these borrowings would likely increase. Of our borrowings outstanding at December 31, 2010, $29.08 billion were structured putable borrowings. Of these, $24.13 billion had quarterly put options and $4.95 billion had one-time put options. We currently have $23.28 billion of borrowings that have the potential to be put back to us or will mature within the next 12 months, including $22.83 billion of putable borrowings with a weighted-average rate of 3.90% of which $19.03 billion could be put back to us within 3 months. Given the current market rate environment, we believe none of these borrowings will be put during the next twelve months. If interest rates were to increase 200 and 300 basis points, and no other factors affecting the put determination changed, the Bank would expect approximately $450.0 million and $7.75 billion, respectively, to be put back to us within the next 12 months. In addition, a significant concentration of our borrowed funds involve the FHLB. At December 31, 2010, $14.88 billion or 50.1% of our total borrowed funds are with the FHLB. Our borrowing agreement with the FHLB requires the FHLB to offer another lending product, which we would expect would be at prevailing market interest rates, to replace any borrowings that were put back.
The difference between rates on the yield curve, or the shape of the yield curve, impacts our net interest income. The FOMC noted that economic activity has continued to improve during the fourth quarter of 2010. The FOMC also noted that the housing sector has shown signs of improvement. However, the national unemployment rate has remained elevated at 9.4% for December 2010 as compared to 9.6% in September 2010 and 9.9% in December 2009. The S&P/Case-Shiller Home Price Index for the New York metropolitan area, where most of our lending activity occurs, declined by approximately 1.5% in 2010 and by 6.3% in 2009. The S&P/Case-Shiller U.S. National Home Price Index decreased by 2.1% in 2010 and by 3.1% in 2009. Lower household wealth and tight credit conditions in addition to the increase in the national unemployment rate has resulted in the FOMC maintaining the overnight lending rate at zero to 0.25% during the fourth quarter of 2010, with plans to maintain this level for an “extended period.”
As a result, short-term market interest rates have remained at low levels during 2010 while the longer-term market interest rates have fluctuated with market conditions, but generally decreased over the year. During 2010, the 10-year US treasury ranged between 2.38% and 3.99%, decreasing 54 basis points during 2010 and ending the year at 3.29%. These short-term rate conditions allowed us to continue to re-price down our shorter-term deposits thereby reducing our cost of funds. While our deposits continued to reprice to lower rates during

2010, the cost of our borrowed funds increased reflecting the modification of certain of these borrowings and the lack of repricing opportunity due to the extension to maturity of the putable borrowings in this low rate environment. The overall lower longer-term market interest rates resulted in lower rates on our primary investments of mortgage loans and mortgage-backed securities. In addition, the low market interest rates resulted in accelerated prepayment speeds on these assets as customers sought to refinance their current debt to the lower market rates.
Due to our investment and financing decisions, the more positive the slope of the yield curve the more favorable the environment is for our ability to generate net interest income. Our interest-bearing liabilities generally reflect movements in short- and intermediate-term rates, while our interest-earning assets, a majority of which have initial terms to maturity or repricing greater than one year, generally reflect movements in intermediate- and long-term interest rates. A positive slope of the yield curve allows us to invest in interest-earning assets at a wider spread to the cost of interest-bearing liabilities. However, though the market yield curve is still relatively steep, we have experienced during 2010 a more stable short-term rate environment as compared to a declining long-term rate environment. Due to these changes in market rates, our net interest margin decreased for the fourth quarter and full year of 2010 to 1.73% and 2.01%, respectively, from 2.30% and 2.22%, respectively, for the three and twelve-month periods ended December 31, 2009.
Also impacting our net interest income and net interest rate spread is the level of prepayment activity on our interest-sensitive assets. The actual amount of time before mortgage loans and mortgage-backed securities are repaid can be significantly impacted by changes in market interest rates and mortgage prepayment rates. Mortgage prepayment rates will vary due to a number of factors, including the regional economy in the area where the underlying mortgages were originated, availability of credit, seasonal factors and demographic variables. However, the major factors affecting prepayment rates are prevailing interest rates, related mortgage refinancing opportunities and competition. Generally, the level of prepayment activity directly affects the yield earned on those assets, as the payments received on the interest-earning assets will be reinvested at the prevailing lower market interest rate. Prepayment rates are generally inversely related to the prevailing market interest rate, thus, as market interest rates increase, prepayment rates tend to decrease. Prepayment rates on our mortgage-related assets have increased during 2010, due to the current low market interest rate environment and have continued at these elevated levels into 2011. We believe the higher level of prepayment activity may continue as market interest rates are expected to remain at the current low levels through at least the first half of 2011. Accordingly, we have used higher levels of prepayment activity in our interest rate risk modeling presented below, based on the recent experience of our portfolios, though with decreasing speeds over the life of the instruments.
Calls of investment securities and borrowed funds are also impacted by the level of market interest rates. The level of calls of investment securities are generally inversely related to the prevailing market interest rates, meaning as rates decrease the likelihood of a security being called would increase. The level of call activity generally affects the yield earned on these assets, as the payment received on the security would be reinvested at the prevailing lower market interest rate. During 2010 we saw an increase in call activity on our investment securities as short-term market interest rates remained at low levels and long-term market rates decreased during the first three quarters of the year. The rate increases during the fourth quarter of 2010 have decreased the amount of call activity on our investment securities. We do not anticipate significant levels of calls of investment securities due to the anticipated higher levels of longer-term market interest rates and the significant turnover of our portfolio during 2010 to instruments with lower interest rates. Accordingly, we have limited amounts of calls reflected in the interest rate risk modeling presented below.
Our borrowings have traditionally consisted of structured putable borrowings with ten year final maturities and initial non-put periods of one to five years. We have used this type of borrowing primarily to fund our loan growth because they have a longer duration than shorter-term non-putable borrowings and have a lower cost than a non-putable borrowing with a maturity date similar to the initial put date of the putable borrowing. The likelihood of a borrowing being put back is directly related to the current market interest rates, meaning the higher that interest rates move, the more likely the borrowing would be put back. The level of put activity generally affects the cost of our borrowed funds, as the put of a borrowing would generally necessitate the re-borrowing of the funds or deposit growth at the higher current market interest rates. During 2010 we experienced no put activity on our borrowed funds due to the continued low levels of short-term market interest rates.
In order to effectively manage our interest rate risk and liquidity risk resulting from our current putable borrowing position, we are pursuing a variety of strategies to reduce borrowings that are putable within 12 months. We intend to continue focusing on funding any future asset growth primarily with customer deposits. We also intend to use customer deposits to payoff certain borrowings as they mature. Using customer deposits in this manner will allow us to achieve a greater balance between deposits and borrowings. During 2009 and 2010, we were able to fund our asset growth and payments on maturing borrowings in this manner. This growth was primarily in time deposits with maturities of one year or more and non-maturity money market accounts. For our interest rate risk modeling, time deposits are presented at their maturity date, while non-maturity deposits are presented based on a decay rate calculated from our experience.
We may use borrowed funds as a supplemental funding source for short-term liquidity if deposit growth decreases. These borrowings would be a combination of short-term borrowings with maturities of three to six months and longer-term fixed-maturity borrowings with terms of two to five years. We also may modify (maintain the borrowing with adjusted terms), restructure (payoff the borrowing and replace with a new borrowing) or extinguish (payoff the borrowing and fund with deposit growth or security sales) certain borrowings to manage our interest rate risk. During 2010, we modified approximately $4.03 billion of putable borrowings to extend the put dates of the borrowings by between three and four years as part of this strategy.
Interest Rate Risk Modeling
Simulation Model. We use simulation models as our primary means to calculate and monitor the interest rate risk inherent in our portfolio. These models report changes to net interest income and the net present value of equity in different interest rate environments, assuming either an incremental or instantaneous and permanent interest rate shock to all interest rate-sensitive assets and liabilities. We assume maturing or called instruments are reinvested into the same type of product, with the rate earned or paid reset to our currently offered rate for loans and deposits, or the current market rate for securities and borrowed funds. We have not reported the minus 200 or minus 300 basis point interest rate shock scenarios in either of our simulation model analyses, as we believe, given the current interest rate environment and historical interest rate levels, the resulting information would not be meaningful.

Net Interest Income. As a primary means of managing interest rate risk, we monitor the impact of interest rate changes on our net interest income over the next twelve-month period. This model does not purport to provide estimates of net interest income over the next twelve-month period, but attempts to assess the impact of interest rate changes on our net interest income. The following table reports the changes to our net interest income over the next 12 months ending December 31, 2010 assuming either incremental or instantaneous changes in interest rates for the given rate shock scenarios. The incremental interest rate changes occur over a 12 month period.

	Percent Change in Net Interest Income
Change in Interest Rates	Incremental Change	Instantaneous Change
(Basis points)
300	(0.89)%	(19.61)%
200	(0.65)	(4.02)
100	(0.43)	(1.07)
50	(0.24)	(0.31)
(50)	0.30	(4.63)
(100)	(0.02)	(10.58)
Of note in the positive shock scenarios:
•	the negative change to net interest income is primarily due to our interest-bearing liabilities resetting to higher rates faster than our interest-earning assets as the prepayment speeds on our mortgage-related assets and potential calls of investment securities decrease as market rates increase,

•	the large increase in the negative change in the plus 300 basis point instantaneous shock scenario is primarily due to the large amount of anticipated puts of our borrowed funds with replacement funding at higher interest rates, and

•	the lesser impact in the incremental analysis, particularly in the plus 300 basis point analysis, is primarily due to the borrowings not being put back to the Bank until the end of the analysis period.
Of note in the negative shock scenarios:
•	the decrease in net interest income is due to the accelerated prepayment speeds on our mortgage-related assets and the re-investment of the proceeds into lower yielding instruments, and

•	the decrease is also due to the lack of change in the cost of our borrowed funds as they will not be put back in the lower interest rate environment and extend to maturity.
Net Present Value of Equity. We also monitor our interest rate risk by monitoring changes in the net present value of equity in the different rate environments. The net present value of equity is the difference between the estimated fair value of interest rate-sensitive assets and liabilities. The changes in market value of assets and liabilities due to changes in interest rates reflect the interest sensitivity of those assets and liabilities as their values are derived from the characteristics of the asset or liability (i.e., fixed-rate, adjustable-rate, caps, floors) relative to the current interest rate environment. For example, in a rising interest rate environment the fair market value of a fixed-rate asset will decline, whereas the fair market value of an adjustable-rate asset, depending on its repricing characteristics, may not decline. Increases in the market value of assets will increase the present value of equity whereas decreases in the market value of assets will decrease the present value of equity. Conversely, increases in the market value of liabilities will decrease the present value of equity whereas decreases in the market value of liabilities will increase the present value of equity.

The following table presents the estimated net present value of equity over a range of interest rate change scenarios at December 31, 2010. The present value ratio shown in the table is the net present value of equity as a percent of the present value of total assets in each of the different rate environments. Our current policy sets a minimum ratio of the net present value of equity to the fair value of assets in the current interest rate environment (no rate shock) of 7.00% and a minimum present value ratio of 5.00% in the plus 200 basis point interest rate shock scenario.

Change in	Present	Basis Point
Interest Rates	Value Ratio	Change
(Basis points)
300	2.46%	(367)
200	4.65	(148)
100	5.99	(14)
50	6.23	10
0	6.13	—
(50)	5.53	(60)
(100)	4.34	(179)
Of note in the positive shock scenarios:
•	the decreases in the net present value ratio and the sensitivity measure reflect the decrease in the value of our mortgage-related assets to below par as the prepayment speeds will slow on this portfolio, and

•	the decrease also reflects that the value of our borrowing portfolio will remain above par due to put options.
Of note in the negative shock scenarios:
•	the decrease in the present value ratio in the negative basis point change was primarily due to higher pricing of our borrowed funds as the structures will increase in duration, and

•	the value of our mortgage-related assets will move closer to par as the prepayment speeds increase thus shortening the duration of these portfolios.
The methods we use in simulation modeling are inherently imprecise. This type of modeling requires that we make assumptions that may not reflect the manner in which actual yields and costs respond to changes in market interest rates. For example, we assume the composition of the interest rate-sensitive assets and liabilities will remain constant over the period being measured and that all interest rate shocks will be uniformly reflected across the yield curve, regardless of the duration to maturity or repricing. The table assumes that we will take no action in response to the changes in interest rates. In addition, prepayment estimates and other assumptions within the model are subjective in nature, involve uncertainties, and, therefore, cannot be determined with precision. Accordingly, although the previous two tables may provide an estimate of our interest rate risk at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in interest rates on our net interest income or present value of equity.
As indicated above, the Bank is currently out of compliance with the Board established limits on the minimum ratio of the net present value of equity to the fair value of assets in the current interest environment and the plus 200 basis point interest rate shock scenario. In addition, we believe our interest rate risk position would be considered significant based on the OTS’ written guidelines regarding NPV analysis. We are working to develop strategies to bring the Bank into compliance with our Board approved exposure limits and to reduce our interest rate risk exposure to be consistent with the OTS’ guidelines. To address our interest rate risk exposure, we are studying the feasibility of restructuring a portion of our borrowings to further strengthen our balance sheet and improve net interest margin going forward. The restructuring may include the modification of putable borrowings to extend or eliminate the put dates, the extinguishment of certain borrowings, the refinancing of certain borrowings or a combination of these actions. The fair value of our borrowings, which is generally the value at which borrowings are extinguished, was approximately 111% of carrying value at December 31, 2010. Any restructuring could result in a decrease in the size of the balance sheet and a material charge to earnings.
As a result of the enhanced regulatory scrutiny, our interest rate risk position, our funding concentration in structured borrowings, our significant growth since 2005 and certain regulatory compliance matters, we expect to become subject to an informal regulatory enforcement action in the form of a memorandum of understanding (“MOU”) with the OTS. Under an MOU, the Bank may be required to reduce its level of interest rate risk and funding concentration, adopt certain policies and procedures to achieve such reductions.
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
The following table presents the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2010, which we anticipate to reprice or mature in each of the future time periods shown. Except for prepayment or call activity and non-maturity deposit decay rates, we determined the amounts of assets and liabilities that reprice or mature during a particular period in accordance with the earlier of the term to rate reset or the contractual maturity of the asset or liability. Assumptions used for decay rates are based on the Bank’s experience with the particular deposit type. Prepayment speeds on our mortgage-related assets are based on recent experience, but slowed to reflect anticipated rate increase and product run-off. Callable investment securities and borrowed funds are reported at the anticipated call date, for those that are callable within one year, or at their contractual maturity date. Investment securities with step-up features, totaling $3.90 billion, are reported at the earlier of their next step-up date or anticipated call date. We reported $80.0 million of investment securities at their anticipated call date. We have reported no borrowings at their anticipated put date due to the low interest rate environment. We have excluded non-accrual mortgage loans of $803.0 million and non-accrual other loans of $3.4 million from the table.

	At December 31, 2010
				More than	More than
		More than	More than	two years	three years
	Six months	six months	one year to	to three	to five	More than
	or less	to one year	two years	years	years	five years	Total
	(Dollars in thousands)

Interest-earning assets:
First mortgage loans	$3,948,861	$3,385,498	$4,953,385	$4,501,158	$2,843,518	$10,170,894	$29,803,314
Consumer and other loans	98,832	2,444	14,371	42,502	12,636	143,454	314,239
Federal funds sold	493,628	—	—	—	—	—	493,628
Mortgage-backed securities	4,847,756	3,534,515	5,063,093	3,965,771	3,030,570	3,593,204	24,034,909
FHLB stock	871,940	—	—	—	—	—	871,940
Investment securities	7,148	80,000	1,350,000	1,250,000	1,300,000	41,653	4,028,801

Total interest-earning assets	10,268,165	7,002,457	11,380,849	9,759,431	7,186,724	13,949,205	59,546,831

Interest-bearing liabilities:
Savings accounts	64,560	64,560	86,081	86,081	215,202	344,322	860,806
Interest-bearing demand accounts	209,724	209,724	311,825	311,825	538,115	571,248	2,152,461
Money market accounts	631,008	631,008	1,262,016	1,262,016	2,208,528	315,503	6,310,079
Time deposits	7,541,784	3,058,978	2,520,987	555,282	1,605,519	—	15,282,550
Borrowed funds	300,000	150,000	250,000	250,000	3,525,000	25,200,000	29,675,000

Total interest-bearing liabilities	8,747,076	4,114,270	4,430,909	2,465,204	8,092,364	26,431,073	54,280,896

Interest rate sensitivity gap	$1,521,089	$2,888,187	$6,949,940	$7,294,227	$(905,640)	$(12,481,868)	$5,265,935

Cumulative interest rate sensitivity gap	$1,521,089	$4,409,276	$11,359,216	$18,653,443	$17,747,803	$5,265,935

Cumulative interest rate sensitivity gap as a percent of total assets	2.49%	7.21%	18.57%	30.50%	29.02%	8.61%

Cumulative interest-earning assets as a percent of interest-bearing liabilities	117.39%	134.28%	165.69%	194.41%	163.73%	109.70%

The cumulative one-year gap as a percent of total assets was positive 7.21% at December 31, 2010 compared with positive 10.20% at September 30, 2010 and negative 3.70% at December 31, 2009.
Of note regarding the gap analysis:
•	the move from a negative one-year gap as of December 31, 2009 to a positive one-year gap as of December 31, 2010 reflects the higher prepay speeds on our mortgage-related assets, thus reporting in the shorter time categories, and the shift of our short-term time deposits to longer-term maturities or to longer duration non-maturity deposits, and

•	the decrease in the positive one-year gap from the September 30, 2010 analysis reflects the lack of anticipated calls of our investment securities in this higher market interest rate environment.
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
We have audited the accompanying consolidated statements of financial condition of Hudson City Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hudson City Bancorp, Inc. and subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
New York, New York
February 28, 2011

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Hudson City Bancorp, Inc.:
We have audited the internal control over financial reporting of Hudson City Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Hudson City Bancorp, Inc. and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of the Company as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 28, 2011 expressed an unqualified opinion on those consolidated financial statements.

New York, New York
February 28, 2011

Hudson City Bancorp, Inc. and Subsidiary
Consolidated Statements of Financial Condition

	December 31,	December 31,
	2010	2009
	(In thousands, except share and per share amounts)

Assets:
Cash and due from banks	$175,769	$198,752
Federal funds sold	493,628	362,449

Total cash and cash equivalents	669,397	561,201
Securities available for sale:
Mortgage-backed securities	18,120,537	11,116,531
Investment securities	89,795	1,095,240
Securities held to maturity:
Mortgage-backed securities (fair value of $6,199,507 and $10,324,831 at December 31, 2010 and 2009, respectively)	5,914,372	9,963,554
Investment securities (fair value of $3,867,488 and $4,071,005 at December 31, 2010 and 2009, respectively)	3,939,006	4,187,704

Total securities	28,063,710	26,363,029
Loans	30,923,897	31,779,921
Deferred loan costs	86,633	81,307
Allowance for loan losses	(236,574)	(140,074)

Net loans	30,773,956	31,721,154
Federal Home Loan Bank of New York stock	871,940	874,768
Foreclosed real estate, net	45,693	16,736
Accrued interest receivable	245,546	304,091
Banking premises and equipment, net	69,444	70,116
Goodwill	152,109	152,109
Other assets	274,238	204,556

Total Assets	$61,166,033	$60,267,760

Liabilities and Shareholders’ Equity:
Deposits:
Interest-bearing	$24,605,896	$23,992,007
Noninterest-bearing	567,230	586,041

Total deposits	25,173,126	24,578,048
Repurchase agreements	14,800,000	15,100,000
Federal Home Loan Bank of New York advances	14,875,000	14,875,000

Total borrowed funds	29,675,000	29,975,000
Due to brokers for securities purchases	538,200	100,000
Accrued expenses and other liabilities	269,469	275,560

Total liabilities	55,655,795	54,928,608

Commitments and Contingencies (Notes 1, 7, 9 and 14) Common stock, $0.01 par value, 3,200,000,000 shares authorized; 741,466,555 shares issued; 526,718,310 and 526,493,676 shares outstanding at December 31, 2010 and 2009, respectively	7,415	7,415
Additional paid-in capital	4,705,255	4,683,414
Retained earnings	2,642,338	2,401,606
Treasury stock, at cost; 214,748,245 and 214,972,879 shares at December 31, 2010 and 2009, respectively	(1,725,946)	(1,727,579)
Unallocated common stock held by the employee stock ownership plan	(204,230)	(210,237)
Accumulated other comprehensive income, net of tax	85,406	184,533

Total shareholders’ equity	5,510,238	5,339,152

Total Liabilities and Shareholders’ Equity	$61,166,033	$60,267,760

See accompanying notes to consolidated financial statements.

Hudson City Bancorp, Inc. and Subsidiary
Consolidated Statements of Income

	Year Ended December 31,
	2010	2009	2008
	(In thousands, except per share data)
Interest and Dividend Income:
First mortgage loans	$1,667,027	$1,678,789	$1,523,521
Consumer and other loans	18,409	21,676	26,184
Mortgage-backed securities held to maturity	356,023	493,549	497,912
Mortgage-backed securities available for sale	495,572	490,109	377,096
Investment securities held to maturity	179,632	86,581	13,390
Investment securities available for sale	19,112	126,793	162,818
Dividends on Federal Home Loan Bank of New York stock	46,107	43,103	48,009
Federal funds sold	2,614	1,186	4,295

Total interest and dividend income	2,784,496	2,941,786	2,653,225

Interest Expense:
Deposits	376,347	483,468	581,357
Borrowed funds	1,217,322	1,214,840	1,129,891

Total interest expense	1,593,669	1,698,308	1,711,248

Net interest income	1,190,827	1,243,478	941,977
Provision for Loan Losses	195,000	137,500	19,500

Net interest income after provision for loan losses	995,827	1,105,978	922,477

Non-Interest Income:
Service charges and other income	10,369	9,399	8,485
Gains on securities transactions	152,625	24,185	—

Total non-interest income	162,994	33,584	8,485

Non-Interest Expense:
Compensation and employee benefits	133,803	137,071	127,198
Net occupancy expense	32,689	32,270	30,457
Federal deposit insurance assessment	55,957	35,094	4,320
FDIC special assessment	—	21,098	—
Other expense	43,939	40,063	36,101

Total non-interest expense	266,388	265,596	198,076

Income before income tax expense	892,433	873,966	732,886
Income Tax Expense	355,227	346,722	287,328

Net income	$537,206	$527,244	$445,558

Basic Earnings Per Share	$1.09	$1.08	$0.92

Diluted Earnings Per Share	$1.09	$1.07	$0.90

See accompanying notes to consolidated financial statements.

Hudson City Bancorp, Inc. and Subsidiary
Consolidated Statements of Changes in Shareholders’ Equity

	Year Ended December 31,
	2010	2009	2008
	(In thousands, except share amounts)

Common Stock	$7,415	$7,415	$7,415

Additional paid-in capital:
Balance at beginning of year	4,683,414	4,641,571	4,578,578
Stock option plan expense	11,138	12,869	15,043
Tax benefit from stock plans	810	24,834	36,119
Allocation of ESOP stock	6,239	6,319	10,471
RRP stock granted	(145)	(6,771)	—
Vesting of RRP stock	3,799	4,592	1,360

Balance at end of year	4,705,255	4,683,414	4,641,571

Retained Earnings:
Balance at beginning of year	2,401,606	2,196,235	2,002,049
Net income	537,206	527,244	445,558
Dividends paid on common stock ($0.60, $0.59, and $0.45 per share, respectively)	(295,757)	(288,408)	(217,995)
Exercise of stock options	(717)	(33,465)	(33,377)

Balance at end of year	2,642,338	2,401,606	2,196,235

Treasury Stock:
Balance at beginning of year	(1,727,579)	(1,737,838)	(1,771,106)
Purchase of common stock	(464)	(43,477)	(17,045)
Exercise of stock options	1,952	46,965	50,313
RRP stock granted	145	6,771	—

Balance at end of year	(1,725,946)	(1,727,579)	(1,737,838)

Unallocated common stock held by the ESOP:
Balance at beginning of year	(210,237)	(216,244)	(222,251)
Allocation of ESOP stock	6,007	6,007	6,007

Balance at end of year	(204,230)	(210,237)	(216,244)

Accumulated other comprehensive income (loss):
Balance at beginning of year	184,533	47,657	16,622

Net change in unrealized gains on securities available for sale arising during the year, net of tax expense of $1,236 for 2010, $100,466 for 2009 and $37,961 for 2008	1,790	145,473	54,967
Reclassification adjustment for gains included in net income, net of tax expense of $62,347 for 2010, $9,880 for 2009 and $0 for 2008	(90,278)	(14,305)	—
Pension and other postretirement benefits adjustment, net of tax benefit (expense) of $7,348 for 2010, ($3,792) for 2009 and
$16,528 for 2008	(10,639)	5,708	(23,932)

Other comprehensive income, net of tax	(99,127)	136,876	31,035

Balance at end of year	85,406	184,533	47,657

Total Shareholders’ Equity	$5,510,238	$5,339,152	$4,938,796

Summary of comprehensive income
Net income	$537,206	$527,244	$445,558
Other comprehensive (loss) income, net of tax	(99,127)	136,876	31,035

Total comprehensive income	$438,079	$664,120	$476,593

See accompanying notes to consolidated financial statements.

Hudson City Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Cash Flows from Operating Activities:
Net income	$537,206	$527,244	$445,558
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, accretion and amortization expense	116,696	65,984	26,329
Provision for loan losses	195,000	137,500	19,500
Gains on securities transactions, net	(152,625)	(24,185)	—
Share-based compensation, including committed ESOP shares	27,183	29,787	32,881
Deferred tax benefit	(55,803)	(46,700)	(12,868)
Decrease (increase) in accrued interest receivable	58,545	(5,046)	(53,932)
Decrease (increase) in other assets	34,507	(164,846)	(21,053)
(Decrease) increase in accrued expenses and other liabilities	(5,627)	2,878	18,029

Net Cash Provided by Operating Activities	755,082	522,616	454,444

Cash Flows from Investing Activities:
Originations of loans	(5,826,008)	(6,063,870)	(5,040,221)
Purchases of loans	(764,335)	(3,161,401)	(3,061,859)
Payments on loans	7,261,911	6,768,470	2,820,381
Principal collection of mortgage-backed securities held to maturity	4,198,619	2,609,338	1,348,304
Purchases of mortgage-backed securities held to maturity	(172,434)	(3,017,730)	(1,360,861)
Principal collection of mortgage-backed securities available for sale	4,167,652	2,123,330	956,710
Proceeds from sales of mortgage-backed securities available for sale	4,070,045	785,594	—
Purchases of mortgage-backed securities available for sale	(14,776,371)	(4,088,367)	(5,820,531)
Proceeds from maturities and calls of investment securities held to maturity	6,049,235	400,000	1,358,485
Purchases of investment securities held to maturity	(5,902,176)	(4,440,329)	—
Proceeds from maturities and calls of investment securities available for sale	1,025,000	3,622,225	1,449,906
Proceeds from sales of investment securities available for sale	—	316	—
Purchases of investment securities available for sale	—	(1,331,300)	(2,100,000)
Purchases of Federal Home Loan Bank of New York stock	(8,422)	(78,273)	(193,277)
Redemption of Federal Home Loan Bank of New York stock	11,250	69,075	23,058
Purchases of premises and equipment, net	(8,031)	(6,316)	(8,565)
Net proceeds from sale of foreclosed real estate	26,277	15,557	5,618

Net Cash Used in Investing Activities	(647,788)	(5,793,681)	(9,622,852)

Cash Flows from Financing Activities:
Net increase in deposits	595,078	6,114,006	3,310,660
Proceeds from borrowed funds	—	750,000	6,650,000
Principal payments on borrowed funds	(300,000)	(1,000,000)	(566,000)
Dividends paid	(295,757)	(288,408)	(217,995)
Purchases of treasury stock	(464)	(43,477)	(17,045)
Exercise of stock options	1,235	13,500	16,936
Tax benefit from stock plans	810	24,834	36,119

Net Cash Provided by Financing Activities	902	5,570,455	9,212,675

Net Increase in Cash and Cash Equivalents	108,196	299,390	44,267
Cash and Cash Equivalents at Beginning of Year	561,201	261,811	217,544

Cash and Cash Equivalents at End of Year	$669,397	$561,201	$261,811

Supplemental Disclosures:
Interest paid	$1,586,485	$1,696,279	$1,689,934

Loans transferred to foreclosed real estate	$73,132	$26,581	$18,892

Income taxes paid	$448,983	$350,712	$282,009

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
1. Organization
Hudson City Bancorp, Inc. (“Hudson City Bancorp” or the “Company”) is a Delaware corporation and is the savings and loan holding company for Hudson City Savings Bank and its subsidiaries (“Hudson City Savings”). Each of Hudson City Savings and the Company is currently subject to the regulation and examination of the OTS.
On July 21, 2010, President Obama signed the Reform Act. The Reform Act, among other things, effectively merges the OTS into the OCC, with the OCC assuming all functions and authority from the OTS relating to federally chartered savings banks, and the FRB assuming all functions and authority from the OTS relating to savings and loan holding companies. Pursuant to the Reform Act, the OTS will be merged into the OCC as early as July 2011 at which time Hudson City Savings will be regulated by the OCC and the Company will be regulated by the FRB.
2. Summary of Significant Accounting Policies
Basis of Presentation
The following are the significant accounting and reporting policies applied by Hudson City Bancorp and its wholly-owned subsidiary, Hudson City Savings, in the preparation of the accompanying consolidated financial statements. The consolidated financial statements have been prepared in conformity with GAAP. All significant intercompany transactions and balances have been eliminated in consolidation. As used in these consolidated financial statements, “Hudson City” refers to Hudson City Bancorp, Inc. or Hudson City Bancorp, Inc. and its consolidated subsidiary, depending on the context. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the period. Actual results could differ from these estimates. The ALL is a material estimate that is particularly susceptible to near-term change. The current economic environment has increased the degree of uncertainty inherent in this material estimate. In addition, bank regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. These regulatory agencies have the ability to require us, as they can require all banks, to increase our provision for loan losses or to recognize further charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance required by these regulatory agencies could adversely affect our financial condition and results of operations.
Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods. Cash reserves are required to be maintained on deposit with the Federal Reserve Bank of New York based on deposits. The amount of the required reserves for the years ended December 31, 2010 and 2009 was $19.3 million and $24.5 million, respectively.
Mortgage-Backed Securities
Mortgage-backed securities include GSEs and U.S. Government agency pass-through certificates, which represent participating interests in pools of long-term first mortgage loans originated and serviced by third-party issuers of the securities, and real estate mortgage investment conduits (“REMICs”), which are securities derived by reallocating cash flows from mortgage pass-through securities or from pools of mortgage loans held by a trust. REMICs are a form of, and are often referred to as, collateralized mortgage obligations.

Notes to Consolidated Financial Statements
Mortgage-backed securities are classified as either held to maturity or available for sale. For the years ended December 31, 2010, 2009 and 2008, we did not maintain a trading portfolio. Mortgage-backed securities classified as held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Amortization and accretion is reflected as an adjustment to interest income over the life of the security, adjusted for estimated prepayments, using the effective interest method. Hudson City has both the ability and the positive intent to hold these investment securities to maturity. Mortgage-backed securities available for sale are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of other comprehensive income or loss, which is included in shareholders’ equity. Amortization and accretion of premiums and discounts are reflected as an adjustment to interest income over the life of the security, adjusted for estimated prepayments, using the effective interest method. Realized gains and losses are recognized when securities are sold using the specific identification method. The estimated fair value of substantially all of these securities is determined by the use of market prices obtained from independent third-party pricing services. We conduct a periodic review and evaluation of the securities portfolio to determine if a decline in the fair value of any security below its cost basis is other-than-temporary. Our evaluation of other-than-temporary impairment considers the duration and severity of the impairment, our intent to sell the security and whether it is more likely than not that we will be required to sell before full recovery of our investment or maturity. For mortgage-backed securities deemed to be other-than-temporarily impaired, the security is written down to a new cost basis with the estimated credit loss charged to income as a component of non-interest expense and the non-credit related impairment loss charged to other comprehensive income. See “Critical Accounting Policies — Securities Impairment”.
Investment Securities
Investment securities are classified as either held to maturity or available for sale. For the years ended December 31, 2010, 2009 and 2008, we did not maintain a trading portfolio. Investment securities classified as held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Amortization and accretion is reflected as an adjustment to interest income over the life of the security using the effective interest method. Hudson City has both the ability and the positive intent to hold these investment securities to maturity. Securities available for sale are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income or loss, which is included in shareholders’ equity. Amortization and accretion of premiums and discounts are reflected as an adjustment to interest income over the life of the security using the effective interest method. Realized gains and losses are recognized when securities are sold or called using the specific identification method. The estimated fair value of substantially all of these securities is determined by the use of quoted market prices obtained from independent third-party pricing services. We conduct a periodic review and evaluation of the securities portfolio to determine if a decline in the fair value of any security below its cost basis is other-than-temporary. Our evaluation of other-than-temporary impairment considers the duration and severity of the impairment, our intent to sell the security and whether it is more likely than not that we will be required to sell before full recovery of our investment or maturity. For debt securities deemed to be other-than-temporarily impaired, the security is written down to a new cost basis with the estimated credit loss charged to income as a component of non-interest expense and the non-credit related impairment loss charged to other comprehensive income. For equity securities that are deemed to be other-than-temporarily impaired, the security is written down to a new cost basis and the resulting loss is charged to income as a component of non-interest expense. See “Critical Accounting Policies — Securities Impairment”.
Loans
Loans are stated at their principal amounts outstanding. Interest income on loans is accrued and credited to income as earned. Net loan origination fees and broker costs are deferred and amortized to interest income over the life of the loan using the effective interest method. Amortization and accretion of premiums and discounts is

Notes to Consolidated Financial Statements
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
A loan is considered delinquent when we have not received a payment within 30 days of its contractual due date. The accrual of income on loans that are not guaranteed by a U.S. Government agency is generally discontinued when interest or principal payments are 90 days in arrears or when the timely collection of such income is doubtful. Loans on which the accrual of income has been discontinued are designated as non-accrual loans and outstanding interest previously credited to income is reversed. Interest income on non-accrual loans and impaired loans is recognized in the period collected unless the ultimate collection of principal is considered doubtful. A non-accrual loan is returned to accrual status when factors indicating doubtful collection no longer exist.
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
Allowance for Loan Losses
The allowance for loan losses has been determined in accordance with GAAP, under which we are required to maintain adequate allowances for loan losses. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our ALL is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.
Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties resulting in a loan concentration in residential first mortgage loans at December 31, 2010. As a result of our lending practices, we also have a concentration of loans secured by real property located in New Jersey, New York and Connecticut that is 78.4% of our total loans. Based on the composition of our loan portfolio and the growth in our loan portfolio, we believe the primary risks inherent in our portfolio are increases in interest rates, a decline in the economy, rising unemployment levels and a decline in real estate market values. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, charge-offs and future levels of loan loss provisions. Our AQC considers these trends in market conditions, as well as other factors, in estimating the ALL.
Due to the nature of our loan portfolio, our evaluation of the adequacy of our ALL is performed primarily on a “pooled” basis. Each month we prepare an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type (one- to four-family, multi-family, commercial, construction, etc.), loan source and payment status (i.e., current or number of days delinquent). Loans with known potential losses are

Notes to Consolidated Financial Statements
categorized separately. We assign potential loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to charge-off history, delinquency trends, portfolio growth and the status of the regional economy and housing market, in order to ascertain that the loss factors cover probable and estimable losses inherent in the portfolio. Based on our recent loss experience on non-performing loans, we increased certain loss factors used in our quantitative analysis of the ALL for certain loan types during 2010.
On occasion, we agree to modify the contractual terms of a borrower’s loan. In instances where such modifications represent a concession to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring. Loans modified in a troubled debt restructuring are placed on non-accrual status until we determine that future collection of principal and interest is reasonably assured. Loans modified in a troubled debt restructuring which have complied with the terms of their restructure agreement for a satisfactory period of time are excluded from non-performing assets.
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
Federal Home Loan Bank of New York Stock
As a member of the FHLB, we are required to acquire and hold shares of FHLB Class B stock. Our holding requirement varies based on our activities, primarily our outstanding borrowings, with the FHLB. Our investment in FHLB stock is carried at cost. We conduct a periodic review and evaluation of our FHLB stock to determine if any impairment exists.
Foreclosed Real Estate
Foreclosed real estate is property acquired through foreclosure or deed in lieu of foreclosure. Write-downs to fair value (net of estimated cost to sell) at the time of acquisition are charged to the ALL. After acquisition, foreclosed properties are held for sale and carried at the lower of fair value less estimated selling costs. Fair value is estimated through current appraisals, where practical, or an inspection and a comparison of the property securing the loan with similar properties in the area by either a licensed appraiser or real estate broker. Subsequent provisions for losses, which may result from the ongoing periodic valuations of these properties, are charged to income in the period in which they are identified. Carrying costs, such as maintenance and taxes, are charged to operating expenses as incurred.
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

Notes to Consolidated Financial Statements
Goodwill and Other Intangible Assets
FASB guidance requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually using a fair-value based two-step approach. Goodwill and other intangible assets amounted to $156.7 million and were recorded as a result of Hudson City Bancorp’s acquisition of Sound Federal Bancorp, Inc. in 2006. The other intangible assets are amortizing intangible assets and as such are evaluated for impairment in accordance with FASB guidance.
The first step (“Step 1”) used to identify potential impairment involves comparing each reporting unit’s estimated fair value to its carrying amount, including goodwill. As a community-oriented bank, substantially all of the Company’s operations involve the delivery of loan and deposit products to customers and these operations constitute the Company’s only segment for financial reporting purposes. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount exceeds the estimated fair value, there is an indication of potential impairment and the second step (“Step 2”) is performed to measure the amount. Step 2 involves calculating an implied fair value of goodwill for each reporting unit for which impairment was indicated in Step 1. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination by measuring the excess of the estimated fair value of the reporting unit, as determined in Step 1, over the aggregate estimated fair values of the individual assets, liabilities, and identifiable intangibles, as if the reporting unit was being acquired at the impairment test date. Subsequent reversal of goodwill impairment losses is not permitted.
Quoted market prices in active markets are the best evidence of fair value and are used as the basis for measurement, when available. Other acceptable valuation methods include present-value measurements based on multiples of earnings or revenues, or similar performance measures. We utilized quoted market prices as of our impairment test dates as well as control premiums in determining the estimated fair value of our reporting unit. We also used market multiples based on recent acquisition activity to calculate our estimated fair value. In determining the appropriate control premium, management took into consideration, among other factors, control premiums used in comparable transactions. As a result of our analysis we have concluded that the fair value of goodwill, for purposes of the goodwill impairment analysis, is in excess of it’s carrying amount. Therefore, we did not recognize any impairment of goodwill or other intangible assets for the years ended December 31, 2010, 2009 and 2008.
Income Taxes
We utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Certain tax benefits attributable to stock options and restricted stock are credited to additional paid-in capital. Tax positions taken, or expected to be taken, in a tax return and which meet recognition thresholds, are recognized in our financial statements based on measurement attributes prescribed in accounting guidance. Accruals of interest and penalties related to unrecognized tax benefits are recognized in income tax expense.

Notes to Consolidated Financial Statements
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
The ESOP is accounted for in accordance with FASB guidance related to employee stock ownership plans. The funds borrowed by the ESOP from Hudson City Bancorp to purchase Hudson City Bancorp common stock are being repaid from Hudson City Savings’ contributions and dividends paid on unallocated ESOP shares over a period of up to 40 years. Hudson City common stock not allocated to participants is recorded as a reduction of stockholders’ equity at cost. Compensation expense for the ESOP is based on the average market price of our stock during each quarter.
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

Notes to Consolidated Financial Statements
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
Comprehensive Income
Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes items such as changes in unrealized gains and losses on securities available for sale, net of tax and changes in the unrecognized prior service costs or credits of defined benefit pension and other postretirement plans, net of tax. Comprehensive income is presented in the consolidated statements of changes in shareholders’ equity.
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
3. Stock Repurchase Programs
We have previously announced several stock repurchase programs. Under our stock repurchase programs, shares of Hudson City Bancorp common stock may be purchased in the open market or through other privately negotiated transactions, depending on market conditions. The repurchased shares are held as treasury stock for general corporate use. We did not purchase any of our common shares pursuant to the repurchase programs during the year ended December 31, 2010. Included in treasury stock are vested shares related to stock awards that were surrendered for withholding taxes. These shares are included in treasury stock purchases in the consolidated statements of cash flows and amounted to 34,923, 19,355, and 24,262 shares for 2010, 2009 and 2008, respectively. During the years ended December 31, 2009 and 2008 we purchased 3,970,605 and 1,124,262 shares of our common stock at an aggregate cost of $43.5 million and $17.0 million, respectively. As

Notes to Consolidated Financial Statements
of December 31, 2010, there remained 50,123,550 shares that may be purchased under the existing stock repurchase programs.
4. Mortgage-Backed Securities
The amortized cost and estimated fair market value of mortgage-backed securities at December 31 are as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value

	(In thousands)

2010
Held to Maturity:
GNMA pass-through certificates	$98,887	$2,802	$—	$101,689
FNMA pass-through certificates	1,622,994	87,271	—	1,710,265
FHLMC pass-through certificates	2,943,565	148,248	—	3,091,813
FHLMC and FNMA — REMICs	1,248,926	46,846	(32)	1,295,740

Total held to maturity	$5,914,372	$285,167	$(32)	$6,199,507

Available for Sale:
GNMA pass-through certificates	$1,560,755	$27,214	$(7,487)	$1,580,482
FNMA pass-through certificates	10,333,033	122,305	(57,550)	10,397,788
FHLMC pass-through certificates	5,521,741	129,547	(32,116)	5,619,172
FHLMC and FNMA — REMICs	509,755	13,340	—	523,095

Total available for sale	$17,925,284	$292,406	$(97,153)	$18,120,537

2009
Held to Maturity:
GNMA pass-through certificates	$112,019	$2,769	$(1)	$114,787
FNMA pass-through certificates	2,510,095	106,509	—	2,616,604
FHLMC pass-through certificates	4,764,429	231,356	(3)	4,995,782
FHLMC and FNMA — REMICs	2,577,011	37,119	(16,472)	2,597,658

Total held to maturity	$9,963,554	$377,753	$(16,476)	$10,324,831

Available for Sale:
GNMA pass-through certificates	$1,257,590	$13,365	$(881)	$1,270,074
FNMA pass-through certificates	3,782,198	128,429	(3,259)	3,907,368
FHLMC pass-through certificates	4,655,629	232,697	—	4,888,326
FHLMC and FNMA — REMICs	1,057,007	5,938	(12,182)	1,050,763

Total available for sale	$10,752,424	$380,429	$(16,322)	$11,116,531

Notes to Consolidated Financial Statements
The following tables summarize the fair values and unrealized losses of mortgage-backed securities with an unrealized loss at December 31, 2010 and 2009, segregated between securities that had been in a continuous unrealized loss position for less than twelve months or longer than twelve months at the respective dates.

	Less Than 12 Months		12 Months or Longer		Total

		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

			(In thousands)
2010
Held to Maturity:
GNMA pass-through certificates	$—	$—	$—	$—	$—	$—
FHLMC pass-through certificates	—	—	—	—	—	—
FHLMC and FNMA — REMIC’s	7,373	(24)	3,163	(8)	10,536	(32)

Total held to maturity	7,373	(24)	3,163	(8)	10,536	(32)

Available for Sale:
GNMA pass-through certificates	424,575	(7,487)	—	—	424,575	(7,487)
FNMA pass-through certificates	4,375,620	(57,550)	—	—	4,375,620	(57,550)
FHLMC pass-through certificates	2,425,458	(32,116)	—	—	2,425,458	(32,116)

Total available for sale	7,225,653	(97,153)	—	—	7,225,653	(97,153)

Total	$7,233,026	$(97,177)	$3,163	$(8)	$7,236,189	$(97,185)

2009
Held to Maturity:
GNMA pass-through certificates	$—	$—	$582	$(1)	$582	$(1)
FHLMC pass-through certificates	642	(2)	52	(1)	694	(3)
FHLMC and FNMA — REMIC’s	617,463	(10,747)	171,031	(5,725)	788,494	(16,472)

Total held to maturity	618,105	(10,749)	171,665	(5,727)	789,770	(16,476)

Available for Sale:
GNMA pass-through certificates	156,668	(878)	19,690	(3)	176,358	(881)
FNMA pass-through certificates	694,543	(3,259)	—	—	694,543	(3,259)
FHLMC and FNMA — REMIC’s	476,797	(12,182)	—	—	476,797	(12,182)

Total available for sale	1,328,008	(16,319)	19,690	(3)	1,347,698	(16,322)

Total	$1,946,113	$(27,068)	$191,355	$(5,730)	$2,137,468	$(32,798)

The unrealized losses are primarily due to the changes in market interest rates subsequent to purchase. At December 31, 2010, a total of 99 securities were in an unrealized loss position (54 at December 31, 2009). We only purchase securities issued by GSEs and do not own any unrated or private label securities or other high-risk securities such as those backed by sub-prime loans. We do not consider these investments to be other-than-temporarily impaired at December 31, 2010 and December 31, 2009 since the decline in market value is attributable to changes in interest rates and not credit quality and the Company does not intend to sell and does not believe that it is more likely than not that we will be required to sell these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result no impairment loss has been recognized during the years ended December 31, 2010, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements
The amortized cost and estimated fair market value of mortgage-backed securities held to maturity and available for sale at December 31, 2010, by contractual maturity, are shown below. The table does not include the effect of prepayments or scheduled principal amortization.

		Estimated
	Amortized	Fair Market
	Cost	Value

	(In thousands)
Held to Maturity:
Due in one year or less	$24	$24
Due after one year through five years	609	657
Due after five years through ten years	10,759	11,531
Due after ten years	5,902,980	6,187,295

Total held to maturity	$5,914,372	$6,199,507

Available for Sale:
Due after ten years	$17,925,284	$18,120,537

Total available for sale	$17,925,284	$18,120,537

Sales of mortgage-backed securities available-for-sale amounted to $3.92 billion and $761.6 million during 2010 and 2009, respectively. There were no sales of mortgage-backed securities available-for-sale or held-to-maturity during 2008. Realized gains on the sales of mortgage-backed securities amounted to $152.6 million and $24.0 million during 2010 and 2009, respectively.
As of December 31, 2010, mortgage-backed securities with an amortized cost of $14.65 billion were pledged as collateral for securities sold under agreements to repurchase.
5. Investment Securities
The amortized cost and estimated fair market value of investment securities at December 31 are as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value

	(In thousands)
2010
Held to Maturity:
United States government-sponsored enterprises debt	$3,939,006	$3,698	$(75,216)	$3,867,488

Total held to maturity	$3,939,006	$3,698	$(75,216)	$3,867,488

Available for Sale:
United States government-sponsored enterprises debt	$80,000	$2,647	$—	$82,647
Equity securities	6,767	381	—	7,148

Total available for sale	$86,767	$3,028	$—	$89,795

2009
Held to Maturity:
United States government-sponsored enterprises debt	$4,187,599	$915	$(117,614)	$4,070,900
Municipal bonds	105	—	—	105

Total held to maturity	$4,187,704	$915	$(117,614)	$4,071,005

Available for Sale:
United States government-sponsored enterprises debt	$1,104,699	$1,890	$(18,424)	$1,088,165
Equity securities	6,770	305	—	7,075

Total available for sale	$1,111,469	$2,195	$(18,424)	$1,095,240

Notes to Consolidated Financial Statements
The following tables summarize the fair values and unrealized losses of investment securities with an unrealized loss at December 31, 2010 and 2009, and if the unrealized loss position was for a continuous period of less than twelve months or longer than twelve months at the respective dates.

	Less Than 12 Months		12 Months or Longer		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

	(In thousands)
2010
Held to Maturity:
United States government-sponsored enterprises debt	$3,524,781	$(75,216)	$—	$—	$3,524,781	$(75,216)

Total held to maturity	3,524,781	(75,216)	—	—	3,524,781	(75,216)

Total	$3,524,781	$(75,216)	$—	$—	$3,524,781	$(75,216)

2009
Held to Maturity:
United States government-sponsored enterprises debt	$3,930,974	$(117,614)	$—	$—	$3,930,974	$(117,614)

Total held to maturity	3,930,974	(117,614)	—	—	3,930,974	(117,614)

Available for Sale:
United States government-sponsored enterprises debt	472,545	(7,263)	263,730	(11,161)	736,275	(18,424)

Total available for sale	472,545	(7,263)	263,730	(11,161)	736,275	(18,424)

Total	$4,403,519	$(124,877)	$263,730	$(11,161)	$4,667,249	$(136,038)

The unrealized losses are primarily due to changes in market interest rates subsequent to purchase. At December 31, 2010, a total of 16 securities were in an unrealized loss position (47 at December 31, 2009). We only purchase securities issued by GSEs and do not own any unrated or private label securities or other high-risk securities such as those backed by sub-prime loans. We do not consider these investments to be other-than-temporarily impaired at December 31, 2010 and December 31, 2009 since the decline in market value is attributable to changes in interest rates and not credit quality and the Company does not intend to sell and does not believe that it is more likely than not that we will be required to sell these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result no impairment loss has been recognized during the years ended December 31, 2010, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements
The amortized cost and estimated fair market value of investment securities held to maturity and available for sale at December 31, 2010, by contractual maturity, are shown below. The expected maturity may differ from the contractual maturity because issuers may have the right to call or prepay obligations. Equity securities have been excluded from this table.

		Estimated
	Amortized	Fair Market
	Cost	Value

	(In thousands)

Held to Maturity:
Due after ten years	$3,939,006	$3,867,488

Total held to maturity	$3,939,006	$3,867,488

Available for Sale:
Due after ten years	$80,000	$82,647

Total available for sale	$80,000	$82,647

There were sales of $168,000 of investment securities available-for-sale during 2009 (none during 2010 and 2008). Gross realized gains on sales and calls of investment securities available for sale were $148,000 during 2009 (none during 2010 and 2008). The carrying value of securities pledged as required security for deposits and for other purposes required by law amounted to $21.6 million and $20.1 million at December 31, 2010 and 2009, respectively.
As of December 31, 2010, investment securities with an amortized cost of $2.53 billion were pledged as collateral for securities sold under agreements to repurchase.
6. Loans and Allowance for Loan Losses
Loans at December 31 are summarized as follows:

	2010	2009

	(In thousands)

First mortgage loans:
One- to four-family
Amortizing	$24,912,935	$26,490,454
Interest-only	5,136,463	4,586,375
FHA/VA	499,724	285,003
Multi-family and commercial	48,067	54,694
Construction	9,081	13,030

Total first mortgage loans	30,606,270	31,429,556

Consumer and other loans:
Fixed—rate second mortgages	160,896	201,375
Home equity credit lines	137,467	127,987
Other	19,264	21,003

Total consumer and other loans	317,627	350,365

Total loans	$30,923,897	$31,779,921

Notes to Consolidated Financial Statements
The following tables present the composition of our loan portfolio by credit quality indicator at the date indicated:
Credit Risk Profile based on Payment Activity
At December 31, 2010
(In thousands)

	One-to four- family		Other first
	first mortgage loans		Mortgages		Consumer and Other
					Fixed-rate
			Multi-family		second	Home Equity
	Amortizing	Interest-only	and Commercial	Construction	mortgages	credit lines	Other
Performing	$24,733,745	$4,957,115	$46,950	$1,521	$160,456	$135,111	$17,740
Non-performing	678,914	179,348	1,117	7,560	440	2,356	1,524

Total	$25,412,659	$5,136,463	$48,067	$9,081	$160,896	$137,467	$19,264

Credit Risk Profile by Internally Assigned Grade
At December 31, 2010
(In thousands)

	One-to four- family		Other first
	first mortgage loans		Mortgages		Consumer and Other
			Multi-family		Fixed-rate
			and		second	Home Equity
	Amortizing	Interest-only	Commercial	Construction	mortgages	credit lines	Other
Pass	$24,646,101	$4,927,545	$37,697	$1,521	$160,216	$134,408	$17,737
Special mention	151,800	29,570	1,199	—	240	703	3
Substandard	614,758	179,348	1,117	7,560	440	2,356	1,524
Doubtful	—	—	8,054	—	—	—	—

Total	$25,412,659	$5,136,463	$48,067	$9,081	$160,896	$137,467	$19,264

Loan classifications are defined as follows:
•	Pass — These loans are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral in a timely manner.

•	Special Mention — These loans have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of repayment prospects.

•	Substandard — These loans are inadequately protected by the current net worth and paying capacity of the obligor or by the collateral pledged, if any. Assets so classified must have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

•	Doubtful — These loans have all the weaknesses inherent in a loan classified substandard with the added characteristic that the weaknesses make the full recovery of our principal balance highly questionable and improbable on the basis of currently known facts, conditions, and values. The likelihood of a loss on

Notes to Consolidated Financial Statements
an asset or portion of an asset classified Doubtful is high. Its classification as Loss is not appropriate, however, because pending events are expected to materially affect the amount of loss.
•	Loss — These loans are considered uncollectible and of such little value that a charge-off is warranted. This classification does not necessarily mean that an asset has no recovery or salvage value; but rather, there is much doubt about whether, how much, or when the recovery will occur.
We evaluate the classification of our one-to four- family mortgage loans, consumer loans and other loans primarily on a pooled basis by delinquency. Loans that are past due 60 to 89 days are classified as special mention and loans that are past due 90 days or more are classified as substandard. We generally obtain updated valuations for one- to four- family mortgage loans by the time a loan becomes 180 days past due. If necessary, we charge-off an amount to reduce the carrying value of the loan to the value of the underlying property, less estimated selling costs. Since we record the charge-off when we receive the updated valuation, we typically do not have any residential first mortgages classified as doubtful or loss. We evaluate multi-family, commercial and construction loans individually and base our classification on the debt service capability of the underlying property as well as secondary sources of repayment such as the borrower’s and any guarantor’s ability and willingness to provide debt service.
Originating loans secured by residential real estate is our primary business. Our financial results may be adversely affected by changes in prevailing economic conditions, either nationally or in our local New Jersey and metropolitan New York market areas, including decreases in real estate values, adverse employment conditions, the monetary and fiscal policies of the federal and state government and other significant external events. As a result of our lending practices, we have a concentration of loans secured by real property located primarily in New Jersey, New York and Connecticut. At December 31, 2010, approximately 78.4% of our total loans are in the New York metropolitan area.
Included in our loan portfolio at December 31, 2010 and 2009 are $5.14 billion and $4.59 billion, respectively, of interest-only loans. These loans are originated as adjustable-rate mortgage (“ARM”) loans with initial terms of five, seven or ten years with the interest-only portion of the payment based upon the initial loan term, or offered on a 30-year fixed-rate loan with interest-only payments for the first 10 years of the obligation. At the end of the initial 5-, 7- or 10-year interest-only period, the loan payment will adjust to include both principal and interest and will amortize over the remaining term so the loan will be repaid at the end of its original life. We had $179.3 million and $82.2 million of non-performing interest-only loans at December 31, 2010 and 2009, respectively.
In addition to our full documentation loan program, we originate loans to certain eligible borrowers as limited documentation loans. We have originated these types of loans for over 15 years. Loans eligible for limited documentation processing are ARM loans, interest-only first mortgage loans and 10-, 15-, 20-, 30- and 40-year fixed-rate loans to owner-occupied primary and second home applicants. These loans are available in amounts up to 70% of the lower of the appraised value or purchase price of the property. Generally the maximum loan amount for limited documentation loans is $750,000 and these loans are subject to higher interest rates than our full documentation loan products. We also allow certain borrowers to obtain mortgage loans without verification of income. However, in these cases, we do verify the borrowers’ assets. These loans are subject to somewhat higher interest rates than our regular products, and are generally limited to a maximum loan-to-value ratio of 60%. Limited documentation and no income verification loans have an inherently higher level of risk compared to loans with full documentation. We had $149.8 million and $68.0 million of originated non-performing reduced-documentation loans at December 31, 2010 and 2009, respectively.

Notes to Consolidated Financial Statements
The following table is a comparison of our delinquent loans by class as of the date indicated:

							90 Days
			90 Days	Total	Current	Total	or more
At December 31, 2010	30-59 Days	60-89 Days	or more	Past Due	Loans	Loans	accruing

	(Dollars in thousands)
One- to four-family first mortgages:
Amortizing	$363,583	$161,530	$678,914	$1,204,027	$24,208,632	$25,412,659	$64,156
Interest-only	47,479	29,570	179,348	256,397	4,880,066	5,136,463	—
Multi-family and commercial mortgages	3,199	1,199	1,117	5,515	42,552	48,067	—
Construction loans	—	—	7,560	7,560	1,521	9,081	—
Consumer and other loans:					159,320	160,896	—
Fixed-rate second mortgages	896	240	440	1,576
Home equity lines of credit	2,419	703	2,356	5,478	131,989	137,467	—
Other	1,330	3	1,524	2,857	16,407	19,264	—

Total	$418,906	$193,245	$871,259	$1,483,410	$29,440,487	$30,923,897	$64,156

Loans that are past due 90 days or more and still accruing interest are loans that are guaranteed by the FHA.
Upon request, we will generally agree to a short-term payment plan for certain residential mortgage loan borrowers. Many of these customers are current as to their mortgage payments, but may be anticipating a short-term cash flow need and want to protect their credit history. The extent of these plans is generally limited to a six-month deferral of principal payments only. Pursuant to these short-term payment plans, we do not modify mortgage notes, recast legal documents, extend maturities or reduce interest rates. We also do not forgive any interest or principal. We have not classified these loans as troubled debt restructurings since we collect all principal and interest, the deferral period is short and any reduction in the present value of cash flows is due to the insignificant delay in the timing of principal payments. The principal balance of loans with payment plans at December 31, 2010 amounted to $81.3 million, including $54.4 million of loans that are current, $13.9 million that are 30 to 59 days past due, $4.7 million that are 60 to 89 days past due and $8.3 million that are 90 days or more past due.
Loans modified in a troubled debt restructuring totaled $11.1 million at December 31, 2010. There were none at December 31, 2009. These loans were current at the time of the restructuring and have complied with the terms of their restructure agreement.

Notes to Consolidated Financial Statements
The following table presents the geographic distribution of our loan portfolio as a percentage of total loans and of our non-performing loans as a percentage of total non-performing loans.

	At December 31, 2010		At December 31, 2009
	Total loans	Non-performing loans	Total loans	Non-performing loans

New Jersey	44.0%	45.7%	43.0%	41.6%
New York	19.9	18.7	18.2	18.0
Connecticut	14.5	6.5	12.6	4.2

Total New York metropolitan area	78.4	70.9	73.8	63.8

Virginia	3.5	4.6	4.6	6.2
Illinois	3.0	4.9	3.9	5.6
Maryland	2.7	4.4	3.5	5.1
Massachusetts	1.9	1.6	2.7	2.3
Pennsylvania	3.1	1.2	2.0	1.9
Minnesota	1.3	1.8	1.4	1.8
Michigan	1.1	2.5	1.3	4.2
All others	5.0	8.1	6.8	9.1

Total Outside New York metropolitan area	21.6%	29.1%	26.2%	36.2%

	100.0	100.0	100.0	100.0

The ultimate ability to collect the loan portfolio is subject to changes in the real estate market and future economic conditions. During 2010 and 2009, there was a decline in the housing and real estate markets, both nationally and locally. Housing market conditions in our lending market areas weakened during 2010 and 2009 as evidenced by reduced levels of sales, increasing inventories of houses on the market, declining house prices, an increase in the length of time houses remain on the market and rising unemployment levels.
Although we believe that we have established and maintained the ALL at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. While we continue to adhere to prudent underwriting standards, we are geographically concentrated in the New York metropolitan area of the United States and, therefore, are not immune to negative consequences arising from overall economic weakness and, in particular, a sharp downturn in the housing industry. Continued decreases in real estate values could adversely affect the value of property used as collateral for our loans. No assurance can be given in any particular case that our loan-to-value ratios will provide full protection in the event of borrower default. Adverse changes in the economy and increases in the unemployment rate may have a negative effect on the ability of our borrowers to make timely loan payments, which would have an adverse impact on our earnings. A further increase in loan delinquencies would decrease our net interest income and may adversely impact our loss experience on non-performing loans which may result in an increase in the loss factors used in our quantitative analysis of the ALL, causing increases in our provision and ALL. Although we use the best information available, the level of the ALL remains an estimate that is subject to significant judgment and short-term change.
We generally obtain new collateral values by the time a loan becomes 180 days delinquent. If the estimated fair value of the collateral (less estimated selling costs) is less than the recorded investment in the loan, we charge-off an amount to reduce the loan to the fair value of the collateral less estimated selling costs. As a result, certain losses inherent in our non-performing loans are being recognized as charge-offs which may result in a lower ratio of the ALL to non-performing loans when accompanied by a concurrent increase in total non-performing loans (i.e. due to the addition of new non-performing loans). Net charge-offs amounted to $98.5 million for 2010 as compared to $47.2 million in 2009. These charge-offs were primarily due to the results of our reappraisal process for our non-performing residential first mortgage loans with only 71 loans disposed of

Notes to Consolidated Financial Statements
through the foreclosure process during 2010 with a final net gain on sale (after previous charge-offs of $8.9 million) of approximately $508,000. Write-downs on foreclosed real estate amounted to $3.2 million for 2010. The results of our reappraisal process and our recent charge-off history are also considered in the determination of the ALL. At December 31, 2010 the average LTV ratio (using appraised values at the time of origination) of our non-performing loans was 75% and was 61% for our total mortgage loan portfolio. Thus, the ratio of the ALL to non-performing loans needs to be viewed in the context of the underlying LTVs of the non-performing loans and the relative decline in home values.
As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations including the FHFA and Case-Shiller. Our Asset Quality Committee uses these indices and a stratification of our loan portfolio by state as part of its quarterly determination of the ALL. We generally obtain updated collateral values by the time a loan becomes 180 days delinquent which we believe identifies potential charge-offs more accurately than a house price index that is based on a wide geographic area and includes many different types of houses. However, we use the house price indices to identify geographic areas experiencing weaknesses in housing markets to determine if an overall adjustment to the ALL is required based on loans we have in those geographic areas and to determine if changes in the loss factors used in the ALL quantitative analysis are necessary. Our quantitative analysis of the ALL accounts for increases in non-performing loans by applying progressively higher risk factors to loans as they become more delinquent. Based on our recent loss experience on non-performing loans, we increased certain loss factors used in our quantitative analysis of the ALL for our one- to four-family first mortgage loans during 2010. If our future loss experience requires additional increases in our loss factors, this may result in increased levels of loan loss provisions.
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
We consider the average LTV of our non-performing loans and our total portfolio in relation to the overall changes in house prices in our lending markets when determining the ALL. This provides us with a “macro” indication of the severity of potential losses that might be expected. Since substantially all our portfolio consists of first mortgage loans on residential properties, the LTV is particularly important to us when a loan becomes non-performing. The weighted average LTV in our one- to four-family mortgage loan portfolio at December 31, 2010 was 61%, using appraised values at the time of origination. The average LTV ratio of our non-performing loans was 75% at December 31, 2010. Based on the valuation indices, house prices have declined in the New York metropolitan area, where 70.9% of our non-performing loans were located at December 31, 2010, by approximately 22% from the peak of the market in 2006 through November 2010 and by 31% nationwide during that period. Changes in house values may affect our loss experience which may require that we change the loss factors used in our quantitative analysis of the ALL. There can be no assurance whether significant further declines in house values may occur and result in higher loss experience and increased levels of charge-offs and loan loss provisions.
There were no loans held for sale at December 31, 2010 and 2009.

Notes to Consolidated Financial Statements
The following is a summary of loans, by class, on which the accrual of income has been discontinued and loans that are contractually past due 90 days or more but have not been classified as non-accrual at December 31:

	2010	2009
	(In thousands)
Non-accrual loans:
One-to four-family amortizing loans	$614,758	$499,550
One-to four-family interest-only loans	179,348	82,236
Multi-family and commercial mortgages	1,117	1,414
Construction loans	7,560	6,624
Fixed-rate second mortgages	440	354
Home equity lines of credit	2,356	1,480
Other loans	1,524	82

Total non-accrual loans	807,103	591,740
Accruing loans delinquent 90 days or more	64,156	35,955

Total non-performing loans	$871,259	$627,695

The total amount of interest income on non-accrual loans that would have been recognized if interest on all such loans had been recorded based upon original contract terms amounted to approximately $48.7 million. The total amount of interest income received during the year on non-accrual loans amounted to approximately $4.5 million during 2010. Hudson City is not committed to lend additional funds to borrowers on non-accrual status.
The following table presents our loans evaluated for impairment by class at the date indicated:

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
At December 31, 2010	Investment	Balance	Allowance	Investment	Recognized
	(In thousands)
With an allowance:
Multi-family and commercial mortgages	$5,712	$9,161	$3,449	$9,159	$485
Construction loans	5,863	7,560	1,697	6,949	—

Total	$11,575	$16,721	$5,146	$16,108	$485

At December 31, 2010 and 2009, loans evaluated for impairment in accordance with FASB guidance amounted to $16.7 million and $11.2 million, respectively. Based on this evaluation, the ALL related to loans classified as impaired at December 31, 2010 and 2009 amounted to $5.1 million and $2.1 million, respectively. Interest income received during the year on loans classified as impaired was immaterial.

Notes to Consolidated Financial Statements
An analysis of the ALL at December 31 follows:

	2010	2009	2008
	(In thousands)

Balance at beginning of year	$140,074	$49,797	$34,741

Charge-offs	(110,771)	(48,133)	(4,522)
Recoveries	12,271	910	78

Net charge-offs	(98,500)	(47,223)	(4,444)

Provision for loan losses	195,000	137,500	19,500

Balance at end of year	$236,574	$140,074	$49,797

The following table presents the activity in our ALL by portfolio segment at the year indicated.

	At December 31, 2010
	One-to four-	Multi-family
	Family	and Commercial		Consumer and
	Mortgages	Mortgages	Construction	Other Loans	Total
	(In thousands)
Balance at beginning of year	$133,927	$1,304	$1,865	$2,978	$140,074

Provision for loan losses	191,697	3,115	(137)	325	195,000
Charge-offs	(110,669)	—	—	(102)	(110,771)
Recoveries	12,269	—	—	2	12,271

Net (charge-offs) recoveries	(98,400)	—	—	(100)	(98,500)

Balance at end of year	$227,224	$4,419	$1,728	$3,203	$236,574

Loan portfolio:
Balance at end of year
Individually evaluated for impairment	$—	$9,161	$7,560	$—	$16,721
Collectively evaluated for impairment	30,549,122	38,906	1,521	317,627	30,907,176
7. Banking Premises and Equipment, net
A summary of the net carrying value of banking premises and equipment at December 31 is as follows:

	2010	2009
	(In thousands)
Land	$5,806	$5,806
Buildings	56,127	55,100
Leasehold improvements	45,812	43,550
Furniture, fixtures and equipment	83,278	78,998

Total acquisition cost	191,023	183,454
Accumulated depreciation and amortization	(121,579)	(113,338)

Total banking premises and equipment, net	$69,444	$70,116

Amounts charged to net occupancy expense for depreciation and amortization of banking premises and equipment amounted to $8.7 million, $9.7 million and $10.2 million in 2010, 2009 and 2008, respectively.
Hudson City has entered into non-cancelable operating lease agreements with respect to banking premises and equipment. It is expected that many agreements will be renewed at expiration in the normal course of business.

Notes to Consolidated Financial Statements
Future minimum rental commitments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Year	Amount
(In thousands)
2011	$9,268
2012	9,462
2013	9,449
2014	9,267
2015	8,980
Thereafter	100,431

Total	$146,857

Net occupancy expense included gross rental expense for bank premises of $11.2 million, $10.4 million, and $9.4 million in 2010, 2009, and 2008, respectively, and rental income of $334,000, $356,000, and $324,000 for the respective years.
8. Deposits
Deposits at December 31 are summarized as follows:

	2010			2009
			Weighted			Weighted
	Balance	Percent	Average Rate	Balance	Percent	Average Rate
	(Dollars in thousands)
Savings	$860,806	3.42%	0.64%	$786,559	3.20%	0.74%
Noninterest-bearing demand	567,230	2.25	—	586,041	2.38	—
Interest-bearing demand	2,152,460	8.55	0.73	2,075,175	8.44	1.36
Money market	6,310,080	25.07	1.04	5,058,842	20.59	1.38
Time deposits	15,282,550	60.71	1.67	16,071,431	65.39	2.01

Total deposits	$25,173,126	100.00%	1.36%	$24,578,048	100.00%	1.74%

Time deposits of $100,000 or more amounted to $5.78 billion and $5.94 billion at December 31, 2010 and 2009, respectively. Interest expense on time deposits of $100,000 or more for the years ended December 31, 2010, 2009 and 2008 was $100.8 million, $112.1 million, and $119.9 million, respectively. Included in noninterest-bearing demand accounts are mortgage escrow deposits of $97.6 million and $100.0 million at December 31, 2010 and 2009, respectively.
Scheduled maturities of time deposits at December 31, 2010 are as follows:

Year	Amount
(In thousands)
2011	$10,601
2012	2,521
2013	555
2014	504
2015	1,102

Total	$15,283

Notes to Consolidated Financial Statements
9. Borrowed Funds
Borrowed funds at December 31 are summarized as follows:

	2010		2009
		Weighted		Weighted
		Average		Average
	Principal	Rate	Principal	Rate
	(Dollars in thousands)

Securities sold under agreements to repurchase:
FHLB	$2,150,000	4.29%	$2,400,000	4.44%
Other brokers	12,650,000	4.00	12,700,000	3.93

Total securities sold under agreements to repurchase	14,800,000	4.04	15,100,000	4.01

Advances from the FHLB	14,875,000	3.99	14,875,000	3.99

Total borrowed funds	$29,675,000	4.02%	$29,975,000	4.00%

Accrued interest payable	$151,215		$141,828
The average balances of borrowings and the maximum amount outstanding at any month-end are as follows:

	At or for the Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)

Repurchase Agreements:
Average balance outstanding during the year	$15,034,110	$15,100,221	$13,465,540

Maximum balance outstanding at any month-end during the year	$15,100,000	$15,100,000	$15,100,000

Weighted average rate during the period	4.10%	4.05%	4.17%

FHLB Advances:
Average balance outstanding during the year	$14,875,000	$15,035,798	$13,737,057

Maximum balance outstanding at any month-end during the year	$14,875,000	$15,575,000	$15,125,000

Weighted average rate during the period	4.04%	4.01%	4.14%

Notes to Consolidated Financial Statements
Substantially all of our borrowed funds may be put back to us at the discretion of the issuer after an initial no-put period. At December 31, 2010, borrowed funds had scheduled maturities and potential put dates as follows:

	Borrowings by Scheduled		Borrowings by Earlier of Scheduled
	Maturity Date		Maturity or Next Potential Put Date
		Weighted		Weighted
		Average		Average
Year	Principal	Rate	Principal	Rate
	(Dollars in thousands)

2011	$450,000	3.71%	$23,275,000	3.90%
2012	250,000	3.55	1,050,000	4.15
2013	250,000	5.30	1,325,000	4.69
2014	350,000	3.37	3,825,000	4.47
2015	3,175,000	3.85	200,000	3.91
2016	5,375,000	4.35	—	—
2017	8,425,000	4.17	—	—
2018	6,300,000	3.19	—	—
2019	1,725,000	4.62	—	—
2020	3,375,000	4.53	—	—

Total	$29,675,000	4.02%	$29,675,000	4.02%

The amortized cost and fair value of the underlying securities used as collateral for securities sold under agreements to repurchase, at or for the years ended December 31 are as follows:

	At December 31,
	2010	2009	2008
	(In thousands)

Amortized cost of collateral:
United States government-sponsored enterprise securities	$2,529,995	$2,429,640	$2,150,000
Mortgage-backed securities	14,653,221	14,482,533	15,572,838

Total amortized cost of collateral	$17,183,216	$16,912,173	$17,722,838

Fair value of collateral:
United States government-sponsored enterprise securities	$2,475,720	$2,363,328	$2,159,471
Mortgage-backed securities	15,125,185	15,115,964	15,759,490

Total fair value of collateral	$17,600,905	$17,479,292	$17,918,961

We have two collateralized borrowings in the form of repurchase agreements totaling $100.0 million with Lehman Brothers, Inc. Lehman Brothers, Inc. is currently in liquidation under the Securities Industry Protection Act. Mortgage-backed securities with an amortized cost of approximately $114.5 million are pledged as collateral for these borrowings and we have demanded the return of this collateral. We believe that we have the legal right to setoff our obligation to repay the borrowings against our right to the return of the mortgage-backed securities pledged as collateral. As a result, we believe that our potential economic loss from Lehman Brother’s failure to return the collateral is limited to the excess market value of the collateral over the $100 million repurchase price. We intend to pursue full recovery of the pledged collateral in accordance with the contractual terms of the repurchase agreements. There can be no assurances that the final settlement of this transaction will result in the full recovery of the collateral or the full amount of the claim. We have not recognized a loss in our

Notes to Consolidated Financial Statements
financial statements related to these repurchase agreements as we have concluded that a loss is neither probable nor estimable at December 31, 2010.
At December 31, 2010, we had unused lines of credit available from the FHLB, other than repurchase agreements, of up to $500.0 million. These lines of credit are renewed on an annual basis by the FHLB. Our advances from the FHLB are secured by our investment in FHLB stock and by a blanket security agreement. This agreement requires us to maintain as collateral certain qualifying assets (such as one- to-four family residential mortgage loans) with a fair value, as defined, at least equal to 110% of any outstanding advances.
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
Funding of the qualified retirement plan is actuarially determined on an annual basis. It is our policy to fund the qualified retirement plan sufficiently to meet the minimum requirements set forth in the Employee Retirement Income Security Act of 1974. The non-qualified retirement plan, for certain executive officers, is unfunded and had a projected benefit obligation of $19.5 million at December 31, 2010 and $17.1 million at December 31, 2009. Certain health care and life insurance benefits are provided to eligible retired employees (“other benefits”). Participants generally become eligible for retiree health care and life insurance benefits after 10 years of service. The measurement date for year-end disclosure information is December 31 and the measurement date for net periodic benefit cost is January 1.

Notes to Consolidated Financial Statements
The following table shows the change in benefit obligation, the change in plan assets, and the funded status for the retirement plans and other benefits at December 31:

	Retirement Plans		Other Benefits
	2010	2009	2010	2009

	(In thousands)
Change in Benefit Obligation:
Benefit obligation at beginning of year	$141,828	$132,134	$34,221	$37,820
Service cost	4,043	4,001	489	583
Interest cost	8,339	7,776	1,668	1,884
Participant contributions	—	—	144	46
Actuarial loss (gain)	6,278	2,403	14,135	(4,197)
Benefits paid	(4,473)	(4,486)	(2,404)	(1,915)
Medicare subsidy	—	—	102	—

Benefit obligation at end of year	156,015	141,828	48,355	34,221

Change in Plan Assets:
Fair value of plan assets at beginning of year	143,768	96,327	—	—
Actual return on plan assets	12,249	16,595	—	—
Employer contributions	332	35,332	2,260	1,869
Participant contributions	—	—	144	46
Benefits paid	(4,473)	(4,486)	(2,404)	(1,915)

Fair value of plan assets at end of year	151,876	143,768	—	—

Funded status	$(4,139)	$1,940	$(48,355)	$(34,221)

Funded status amounts recognized in the consolidated statements of financial condition at December 31 consist of:

	Retirement Plans		Other Benefits
	2010	2009	2010	2009
	(In thousands)
Other assets	$—	$1,940	$—	$—
Accrued expenses and other liabilities	4,139	—	48,355	34,221
Pre-tax amounts recognized as components of total accumulated other comprehensive income at December 31 consist of:

	Retirement Plans		Other Benefits
	2010	2009	2010	2009
	(In thousands)
Net actuarial loss	$50,565	$47,981	$22,413	$8,301
Prior service cost (credit)	1,900	2,239	(20,905)	(22,470)

Total	$52,465	$50,220	$1,508	$(14,169)

The accumulated benefit obligation for all defined benefit retirement plans was $133.4 million and $120.9 million at December 31, 2010 and 2009, respectively.

Notes to Consolidated Financial Statements
Net periodic benefit cost for the years ended December 31 included the following components:

	Retirement Plans			Other Benefits
	2010	2009	2008	2010	2009	2008
	(In thousands)
Net periodic benefit cost:
Service cost	$4,043	$4,001	$3,285	$489	$583	$1,122
Interest cost	8,339	7,776	6,675	1,668	1,884	2,272
Expected return on assets	(11,659)	(8,575)	(8,530)	—	—	—
Amortization of:
Net actuarial loss	3,106	3,686	252	23	301	687
Prior service cost (credit)	339	338	325	(1,565)	(1,565)	(1,565)

Net periodic benefit cost	4,168	7,226	2,007	615	1,203	2,516
Other changes in plan assets and benefit obligations recognized in other comprehensive income:
Net actuarial loss (gain)	5,690	(4,081)	41,275	14,135	(2,659)	(1,116)
Prior service cost (credit)	—	—	—	—	—	—
Amortization of net actuarial loss	(3,106)	(3,686)	(252)	(23)	(301)	(687)
Amortization of prior service cost	(339)	(338)	(325)	1,565	1,565	1,565

Total recognized in other comprehensive income	2,245	(8,105)	40,698	15,677	(1,395)	(238)

Total recognized in net periodic benefit cost and other comprehensive income	$6,413	$(879)	$42,705	$16,292	$(192)	$2,278

The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2011 are $3.8 million and $347,000 respectively. The estimated net actuarial loss and prior service credit for other defined benefit post-retirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2011 are $1.3 million and ($1.6) million, respectively.
The following are the weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Retirement Plans			Other Benefits
	2010	2009	2008	2010	2009	2008

Discount rate	6.00%	5.75%	6.00%	5.75%	5.75%	6.00%
Expected return on assets	8.25	8.25	8.25	—	—	—
Rate of compensation increase	4.00	4.25	4.25	—	—	—
The following are the weighted-average assumptions used to determine benefit obligations at December 31:

	Retirement Plans		Other Benefits
	2010	2009	2010	2009

Discount rate	5.75%	6.00%	5.50%	5.75%
Rate of compensation increase	4.00	4.00	—	—

Notes to Consolidated Financial Statements
The overall expected return on assets assumption is based on the historical performance of the pension fund. The average return over the past ten years was determined for the market value of assets, which is the value used in the calculation of annual net periodic benefit cost.
The assumed health care cost trend rate used to measure the expected cost of other benefits for 2010 was 8.5%. The rate was assumed to decrease gradually to 4.75% for 2016 and remain at that level thereafter.
A 1% change in the assumed health care cost trend rate would have the following effects on other benefits:

	1% Increase	1% Decrease
	(In thousands)
Effect on total service cost and interest cost	$47	$0
Effect on other benefit obligations	938	(505)
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
Equity securities held by the Fund include Hudson City Bancorp common stock in the amount of $8.9 million (5.9% of total plan assets) as of December 31, 2010, and $9.6 million (6.7% of total plan assets) as of December 31, 2009. This stock was purchased at an aggregate cost of $6.0 million using a cash contribution made by Hudson City Savings in July 2003. Our plan may not purchase our common stock if, after the purchase, the fair value of our common stock held by the plan equals or exceeds 10% of the fair value of plan assets. We review with the plan administrator the rebalancing of plan assets if the fair value of our common stock held by the plan exceeds 20% of the fair value of the total plan assets.

Notes to Consolidated Financial Statements
The following table presents the fair value of the retirement plan’s assets at December 31, 2010 and 2009 by asset class:

		Fair Value Measurements at December 31, 2010
		Quoted Prices in Active	Significant Other	Significant
	Carrying	Markets for Identical	Observable Inputs	Unobservable
Asset Class	Value	Assets (Level 1)	(Level 2)	Inputs (Level 3)
	(In thousands)
Cash	13,599	13,599	—	—
Guaranteed deposit fund (a)	11,977	—	—	11,977
Equity Securities (b)	81,017	81,017	—	—
Fixed income securities (c)	45,283	—	45,283	—

	$151,876	$94,616	$45,283	$11,977

		Fair Value Measurements at December 31, 2009
		Quoted Prices in Active	Significant Other	Significant
	Carrying	Markets for Identical	Observable Inputs	Unobservable
Asset Class	Value	Assets (Level 1)	(Level 2)	Inputs (Level 3)
	(In thousands)
Cash	8,732	8,732	—	—
Guaranteed deposit fund (a)	12,059	—	—	12,059
Equity Securities (d)	78,475	78,475	—	—
Fixed income securities (e)	44,502	—	44,502	—

	$143,768	$87,207	$44,502	$12,059

(a)	The Guaranteed Deposit Fund (the “Fund”) is an investment in the general account of the Prudential Retirement Insurance and Annuity Company and represents an insurance claim supported by all general account assets. The Fund’s assets are intermediate-term, high-grade fixed income securities consisting of commercial mortgages, private placement bonds, publicly-traded debt securities and asset-backed securities.

(b)	This class includes a mutual fund that invests primarily in stocks representative of the whole U.S. stock market. The objectives of this mutual fund is to outperform the U.S. stock markets. This class also includes $8.9 million of Hudson City Bancorp, Inc. common stock at December 31, 2010.

(c)	This class includes investments in U.S. Treasuries, MBSs issued by GSEs, investment-grade corporate bonds and sovereign debt.

(d)	This class includes mutual funds that invest primarily in the Russell 1000 Growth Index and Russell 1000 Value Index. The objectives of the mutual funds are to outperform these indices. The mutual funds also invest in other equity securities, derivative instruments and cash-equivalent securities or funds. This class also includes $9.6 million of Hudson City Bancorp, Inc. common stock at December 31, 2009.

(e)	This class includes a mutual fund that invests in international, emerging markets and high-yield fixed income markets.

Notes to Consolidated Financial Statements
The following table presents a reconciliation of Level 3 assets measured at fair value at December 31:

	Fair Value Measurements Using
	Significant Unobservable Inputs (Level 3)
	(In thousands)
	Guaranteed Deposit Fund
	2010	2009
Beginning balance	$12,059	$12,273
Purchases, sales, issuances and settlements (net)	(82)	(214)
Transfer into level 3	—	—

Ending balance	$11,977	$12,059

We made no contributions to our retirement plans during 2010. We do not expect to make a contribution during 2011.
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid under the current provisions of the plans.

	Retirement	Other
Year	Plans	Benefits
	(In thousands)
2011	$5,772	$2,781
2012	6,097	2,937
2013	7,471	3,160
2014	8,044	3,291
2015	8,797	3,481
2016 through 2020	54,396	18,602
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
The combined outstanding loan principal at December 31, 2010 was $229.3 million. Those shares purchased were pledged as collateral for the loan and are released from the pledge for allocation to participants as loan payments are made. The loan will be repaid and the shares purchased will be allocated to employees in equal installments of 962,185 shares per year over a forty-year period. The annual allocation of shares is based on the ratio of a participant’s eligible compensation, as defined in the ESOP document, as a percentage of total eligible compensation of all participants in the ESOP. Dividends on allocated and unallocated shares, to the extent that they exceed the scheduled principal and interest payments on the ESOP loan, are paid to participants in cash.

Notes to Consolidated Financial Statements
Through December 31, 2010, a total of 10,884,329 shares have been allocated or committed to be allocated to participants. Unallocated ESOP shares held in suspense totaled 32,714,279 at December 31, 2010 and had a fair market value of $416.8 million. ESOP compensation expense for the years ended December 31, 2010, 2009 and 2008 was $21.2 million, $20.8 million, and $23.0 million, respectively.
The ESOP restoration plan is a non-qualified plan that provides supplemental benefits to certain executives who are prevented from receiving the full benefits contemplated by the employee stock ownership plan’s benefit formula. The supplemental cash payments consist of payments representing shares that cannot be allocated to participants under the ESOP due to the legal limitations imposed on tax-qualified plans and, in the case of participants who retire before the repayment in full of the ESOP’s loan, payments representing the shares that would have been allocated if employment had continued through the full term of the loan. We accrue for these benefits over the period during which employees provide services to earn these benefits. At December 31, 2010 and 2009, we had accrued $33.4 million and $33.3 million, respectively for the ESOP restoration plan. Compensation expense related to this plan amounted to $539,000, $3.7 million and $6.5 million in 2010, 2009, and 2008, respectively.
c) Restricted Stock Plans
Hudson City Bancorp granted stock awards pursuant to the RRP established in January 2000 and the Stock Incentive Plan (the “SIP Plan”) established in January 2006. The purpose of both plans is to promote the growth and profitability of Hudson City Bancorp by providing directors, officers and employees with an equity interest in Hudson City Bancorp as an incentive to achieve corporate goals. The plans have invested primarily in shares of Hudson City common stock that were used to make restricted stock awards. Expense for both plans in the amount of the fair value of the common stock at the date of grant is recognized ratably over the vesting period.
The RRP were authorized, in the aggregate, to purchase not more than 14,901,480 shares of common stock, and have purchased 14,887,855 shares on the open market at an average price of $2.91 per share. Generally, restricted stock grants are held in escrow for the benefit of the award recipient until vested. Awards outstanding generally vest in five annual installments commencing one year from the date of the award. As of December 31, 2010, common stock that had not been awarded totaled 13,625 shares.
During 2009, the Compensation Committee authorized performance-based stock awards (the “2009 stock awards”) pursuant to the SIP Plan for 847,750 shares of our common stock. These shares were issued from treasury stock and will vest in annual installments over a three-year period if certain performance measures are met and employment continues through the vesting date. None of these shares may be sold or transferred before the January 2012 vesting date. We have determined that it is probable these performance measures will be met and have therefore recorded compensation expense for the 2009 stock awards in 2010. Expense for the 2009 stock awards is recognized over the vesting period and is based on the fair value of the shares on the grant date which was $12.03. In addition to the 2009 stock awards, grants were made in 2010 (the “2010 stock awards”) pursuant to the SIP Plan for 18,000 shares of our common stock. Expense for the 2010 stock awards is recognized over the vesting period of three years and is based on the fair value of the shares on the grant date which was $13.12. Expense attributable to both plans amounted to $3.8 million, $4.6 million and $1.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements
A summary of the status of the granted, but unvested shares under the RRP and SIP Plan as of December 31, and changes during those years, is presented below:

			Restricted Stock Awards
	2010		2009		2008
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Grant Date	Number of	Grant Date	Number of	Grant Date
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Outstanding at beginning of period	959,956	$12.00	224,417	$11.73	350,576	$11.74
Granted	18,000	13.12	847,750	12.03	—	—
Vested	(394,789)	11.94	(112,211)	11.73	(126,159)	11.75
Outstanding at end of period	583,167	$12.06	959,956	$12.00	224,417	$11.73

The per share weighted-average vesting date fair value of the shares vested during 2010, 2009, and 2008 was $13.16, $12.56, and $18.47, respectively.
d) Stock Option Plans
In accordance with FASB guidance on stock compensation, compensation expense is recognized based upon the grant-date fair value of those awards.
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
In June 2006, our shareholders approved the Hudson City Bancorp, Inc. 2006 SIP Plan authorizing us to grant up to 30,000,000 shares of common stock. In July 2006, the Compensation Committee of the Board of Directors of Hudson City Bancorp (the “Committee”), authorized grants to each non-employee director, executive officers and other employees to purchase shares of the Company’s common stock, pursuant to the SIP Plan. Grants of stock options made through December 31, 2009 pursuant to the SIP Plan amounted to 18,887,500 options at an exercise price equal to the fair value of our common stock on the grant date, based on quoted market prices. Of these options, 5,535,000 have vesting periods ranging from one to five years and an expiration period of ten years. The remaining 13,352,500 shares have vesting periods ranging from two to three years if certain financial performance measures are met. Subject to review and verification by the Committee, we believe we attained these performance measures and have therefore recorded compensation expense for these grants.
During 2010, the Committee authorized stock option grants (the “2010 grants”) pursuant to the SIP Plan for 4,232,500 options at an exercise price equal to the fair value of our common stock on the grant date, based on quoted market prices. Of these options, 3,700,000 will vest in January 2013 if certain financial performance measures are met and employment continues through the vesting date (the “2010 Performance Options”). The remaining 532,500 options will vest between January 2011 (the “2010 Retention Options”) and July 2011. The 2010 grants have an expiration period of ten years. We have determined that it is probable these performance measures will be met and have therefore recorded compensation expense for the 2010 grants in 2010.

Notes to Consolidated Financial Statements
The fair values of the option grants were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2010		2009		2008
	Retention	Performance	Retention	Performance	Retention	Performance
	Options	Options	Options	Options	Options	Options
Expected dividend yield	4.57%	4.57%	4.80%	4.80%	2.30%	2.30%
Expected volatility	41.30	34.58	33.43	29.08	19.59	20.75
Risk-free interest rate	1.65	2.55	1.29	1.75	2.41	2.88
Expected option life	3.6 years	5.6 years	3.5 years	5.5 years	3.5 years	5.5 years
Fair value of options granted	$3.00	$2.87	$2.05	$1.92	$2.14	$2.85
The dividend yield assumptions were based on our current declared dividend as a percentage of the stock price on the grant date. The expected volatility assumptions were calculated based on the weighting of our historical and rolling volatility for the expected term of the option grants. The risk-free interest rate was determined by reference to the continuously compounded yield on Treasury obligations for the expected term. The expected option life was based on historic optionee behavior for prior option grant awards.
Compensation expense related to our outstanding stock options amounted to $11.1 million, $12.9 million and $15.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.
A summary of the status of the granted, but unexercised stock options as of December 31, and changes during those years, is presented below:

	2010		2009		2008
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	Stock	Exercise	Stock	Exercise	Stock	Exercise
	Options	Price	Options	Price	Options	Price
Outstanding at beginning
of year	24,262,692	$12.51	26,728,119	$10.35	29,080,114	$7.91
Granted	4,232,500	13.13	3,375,000	12.11	4,025,000	15.96
Exercised	(242,807)	5.08	(5,840,427)	2.30	(6,325,277)	2.69
Forfeited	(122,500)	14.06	—	—	(51,718)	13.10
Outstanding at end of year	28,129,885	$12.68	24,262,692	$12.51	26,728,119	$10.35
Shares issued upon the exercise of stock options are issued from treasury stock. Hudson City has an adequate number of treasury shares available for sale for future stock option exercises. The total intrinsic value of the options exercised during 2010, 2009 and 2008 was $1.9 million, $63.0 million, and $92.4 million, respectively.

Notes to Consolidated Financial Statements
The following table summarizes information about our stock options outstanding at December 31, 2010:

Options Outstanding			Options Exercisable
	Weighted
	Average	Weighted		Weighted
Number	Remaining	Average	Number	Average
Of Options	Contractual	Exercise	Of Options	Exercise
Outstanding	Life	Price	Exercisable	Price

820,736	10 months	$3.59	820,736	$3.59
52,801	1 year	4.20	52,801	4.20
614,440	1 year	5.53	614,440	5.53
118,371	2 years	5.96	118,371	5.96
206,480	2 years	6.35	206,480	6.35
448,840	3 years	10.33	448,840	10.33
415,784	4 years	11.17	415,784	11.17
305,592	3 years	11.91	305,592	11.91
2,299,341	3 years	12.22	2,299,341	12.22
7,880,000	5.5 years	12.76	6,720,000	12.76
350,000	6.5 years	13.35	350,000	13.35
3,110,000	6 years	13.78	3,060,000	13.78
3,625,000	7 years	15.69	150,000	15.69
350,000	7 years	18.84	350,000	18.84
350,000	8 years	12.81	350,000	12.81
2,975,000	8 years	12.03	150,000	12.03
3,870,000	9 years	13.10	—	—
300,000	9 years	13.62	—	—
37,500	9 years	12.10	—	—

28,129,885		$12.68	16,412,385	$12.03

The total intrinsic value of the options outstanding and options exercisable were $1.7 million and $11.7 million, respectively, as of December 31, 2010. At December 31, 2010, unearned compensation costs related to all nonvested awards of options and restricted stock not yet recognized totaled $13.8 million, and will be recognized over a weighted-average period of approximately 2.6 years.
e) Stock Unit Awards
Hudson City Bancorp granted stock unit awards to a newly appointed member of the Board of Directors in July 2010. The award is a cash award of $250,000 which is then converted to common stock equivalents (stock units) of 20,661 shares. Expense for the 2010 stock unit award is recognized over the vesting period of three years and is based on the fair value of the shares on the grant date which was $12.10. Expense attributable to the stock unit award amounted to $42,000 for the year ended December 31, 2010.
f) Incentive Plans
A tax-qualified profit sharing and savings plan is maintained based on Hudson City’s profitability. All employees are eligible after one year of employment and the attainment of age 21. Expense related to this plan was $2.5 million, $3.0 million, and $2.0 million in 2010, 2009 and 2008, respectively.
Certain incentive plans are maintained to recognize key executives who are able to make substantial contributions to the long-term success and financial strength of Hudson City. At the end of each performance

Notes to Consolidated Financial Statements
period, the value of the award is determined in accordance with established criteria. Participants can elect cash payment or elect to defer the award until retirement. The expense related to these plans was $6.8 million, $7.3 million, and $6.2 million in 2010, 2009 and 2008, respectively.
11. Income Taxes
Income tax expense (benefit) is summarized as follows for the years ended December 31:

	2010	2009	2008

	(In thousands)
Federal:
Current	$334,736	$323,152	$255,511
Deferred	(44,256)	(36,368)	(9,372)

Total federal	290,480	286,784	246,139

State:
Current	76,294	70,270	44,685
Deferred	(11,547)	(10,332)	(3,496)

Total state	64,747	59,938	41,189

Total income tax expense	$355,227	$346,722	$287,328

Not included in the above table are deferred income tax expense amounts of $68.5 million, $94.4 million and $21.4 million for 2010, 2009 and 2008, respectively, which represent the deferred income taxes relating to the changes in accumulated other comprehensive income (loss).
The amounts reported as income tax expense vary from the amounts that would be reported by applying the statutory federal income tax rate to income before income taxes due to the following:

	2010	2009	2008

	(Dollars in thousands)
Income before income tax expense	$892,433	$873,966	$732,886
Statutory income tax rate	35%	35%	35%

Computed expected income tax expense	312,352	305,888	256,510
State income taxes, net of federal income tax benefit	42,086	38,960	26,773
ESOP fair market value adjustment	2,183	2,212	3,665
Other, net	(1,394)	(338)	380

Income tax expense	$355,227	$346,722	$287,328

Notes to Consolidated Financial Statements
The net deferred tax asset consists of the following at December 31:

	2010	2009

	(In thousands)
Deferred tax asset:
Postretirement benefits	$42,804	$41,873
Allowance for loan losses	95,470	56,621
Mortgage premium amortization	4,623	6,281
Non-qualified benefit plans	50,734	44,393
ESOP expense	10,105	8,700
Fair value adjustment on mortgages recorded in Acquisition	2,313	2,826
Interest on non-accrual loans	23,725	11,483
Other	5,106	7,359

	234,880	179,536

Deferred tax liabilities:
Postretirement benefits	24,275	30,340
Net unrealized gain on securities available for sale	80,998	142,109
Fair value adjustments related to the Acquisition:
Core deposit intangible	1,881	2,544
Buildings	1,469	1,648
Other	59	83

	108,682	176,724

Net deferred tax asset (included in other assets)	$126,198	$2,812

The net deferred tax asset represents the anticipated federal and state tax benefits expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. In management’s opinion, in view of Hudson City’s previous, current and projected future earnings trends, such net deferred tax asset will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required at December 31, 2010 and 2009.
In July 2006, FASB issued guidance which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. Accrued estimated penalties and interest on unrecognized tax benefits were approximately $1.3 million and $645,000 at December 31, 2010 and 2009, respectively. Estimated penalties and interest of $626,000, $(270,000), and $470,000 are included in income tax expense at December 31, 2010, 2009, and 2008, respectively. The Company’s tax returns are subject to examination in the normal course by federal tax authorities for the years 2006 through 2010 and by state authorities for the years 2006 through 2010.

Notes to Consolidated Financial Statements
A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31 is as follows:

	2010	2009
	(In thousands)
Balance at January 1	$4,053	$3,212
Additions based on tax positions related to the current year	1,754	3,156
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	(450)	(2,315)

Balance at December 31	$5,357	$4,053

Retained earnings at December 31, 2010 included approximately $58.0 million for which no deferred income taxes have been provided. This amount represents the base year allocation of income to bad debt deduction for tax purposes. Under FASB guidance, this amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that the amount will be reduced and result in taxable income in the foreseeable future. Events that would result in taxation of these reserves include failure to qualify as a bank for tax purposes or distributions in excess of Hudson City Savings’ current and accumulated earnings and profits, distributions in redemption of stock and distributions in partial or complete liquidation. The unrecognized deferred tax liability with respect to our base-year deduction amounted to $23.5 million at December 31, 2010 and 2009.
12. Fair Value Measurements and Disclosures
a) Fair Value Measurements
The ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC Topic 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. ASC Topic 820 was issued to increase consistency and comparability in reporting fair values.
We use fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. We did not have any liabilities that were measured at fair value at December 31, 2010. Our securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets or liabilities on a non-recurring basis, such as foreclosed real estate owned, certain impaired loans and goodwill. These non-recurring fair value adjustments generally involve the write-down of individual assets due to impairment losses.
In accordance with ASC Topic 820, we group our assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:
• Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.
• Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Notes to Consolidated Financial Statements
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
Assets that we measure on a recurring basis are limited to our available-for-sale securities portfolio. Our available-for-sale portfolio is carried at estimated fair value with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in shareholders’ equity. Substantially all of our available-for-sale portfolio consists of mortgage-backed securities and investment securities issued by government-sponsored enterprises. The fair values for substantially all of these securities are obtained from an independent nationally recognized pricing service. Based on the nature of our securities, our independent pricing service provides us with prices which are categorized as Level 2 since quoted prices in active markets for identical assets are generally not available for the majority of securities in our portfolio. Various modeling techniques are used to determine pricing for our mortgage-backed securities, including option pricing and discounted cash flow models. The inputs to these models include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. We also own equity securities with a carrying value of $7.1 million at December 31, 2010 and 2009, respectively, for which fair values are obtained from quoted market prices in active markets and, as such, are classified as Level 1.

Notes to Consolidated Financial Statements
The following table provides the level of valuation assumptions used to determine the carrying value of our assets measured at fair value on a recurring basis at December 31, 2010 and 2009.

		Fair Value at December 31, 2010 using
		Quoted Prices in Active	Significant Other	Significant
	Carrying	Markets for Identical	Observable Inputs	Unobservable Inputs
Description	Value	Assets (Level 1)	(Level 2)	(Level 3)
			(In thousands)
Available for sale debt securities:
Mortgage-backed securities	$18,120,537	$—	$18,120,537	$—
U.S. government-sponsored enterprises debt	82,647	—	82,647	—

Total available for sale debt securities	18,203,184	—	18,203,184	—

Available for sale equity securities:
Financial services industry	$7,148	$7,148	$—	$—

Total available for sale equity securities	7,148	7,148	—	—

Total available for sale securities	$18,210,332	$7,148	$18,203,184	$—

		Fair Value at December 31, 2009 using
		Quoted Prices in Active	Significant Other	Significant
	Carrying	Markets for Identical	Observable Inputs	Unobservable Inputs
Description	Value	Assets (Level 1)	(Level 2)	(Level 3)
			(In thousands)
Available for sale debt securities:
Mortgage-backed securities	$11,116,531	$—	$11,116,531	$—
U.S. government-sponsored enterprises debt	1,088,165	—	1,088,165	—

Total available for sale debt securities	12,204,696	—	12,204,696	—

Available for sale equity securities:
Financial services industry	$7,075	$7,075	$—	$—

Total available for sale equity securities	7,075	7,075	—	—

Total available for sale securities	$12,211,771	$7,075	$12,204,696	$—

Assets that were measured at fair value on a non-recurring basis at December 31, 2010 and 2009 were limited to non-performing commercial and construction loans that are collateral dependent and foreclosed real estate. Commercial and construction loans evaluated for impairment in accordance with FASB guidance amounted to $16.7 million and $11.2 million at December 31, 2010 and 2009, respectively. Based on this evaluation, we established an ALL of $5.1 million and $2.1 million for those same respective periods. The provision for loan losses related to these loans amounted to $3.0 million and $1.3 million for 2010 and 2009. These impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral, less estimated selling costs. Since all of our impaired loans at December 31, 2010 are secured by real estate, fair value is estimated through current appraisals, where practical, or an inspection and a comparison of the property securing the loan with similar properties in the area by either a licensed appraiser or real estate broker and, as such, are classified as Level 3.
Foreclosed real estate represents real estate acquired as a result of foreclosure or by deed in lieu of foreclosure and is carried at the lower of cost or fair value less estimated selling costs. Fair value is estimated through current appraisals, where practical, or an inspection and a comparison of the property securing the loan with

Notes to Consolidated Financial Statements
similar properties in the area by either a licensed appraiser or real estate broker and, as such, foreclosed real estate properties are classified as Level 3. Foreclosed real estate consisted of one-to four-family properties at December 31, 2010 and 2009 and amounted to $45.7 million and $16.7 million, respectively. During 2010 and 2009, charge-offs to the ALL related to loans that were transferred to foreclosed real estate amounted to $5.3 million and $9.8 million, respectively. Write downs and net loss on sale related to foreclosed real estate that were charged to non-interest expense amounted to $2.7 million and $2.4 million for those same respective periods.
The following table provides the level of valuation assumptions used to determine the carrying value of our assets measured at fair value on a non-recurring basis at December 31, 2010 and 2009.

Fair Value Measurements at December 31, 2010 using
	Quoted Prices in Active	Significant Other	Significant	Total
	Markets for Identical	Observable Inputs	Unobservable Inputs	Gains
Description	Assets (Level 1)	(Level 2)	(Level 3)	(Losses)
	(In thousands)
Impaired commercial and construction loans	$—	$—	$16,721	$—
Foreclosed real estate	—	—	45,693	(2,739)

Fair Value Measurements at December 31, 2009 using
	Quoted Prices in Active	Significant Other	Significant	Total
	Markets for Identical	Observable Inputs	Unobservable Inputs	Gains
Description	Assets (Level 1)	(Level 2)	(Level 3)	(Losses)
	(In thousands)
Impaired commercial and construction loans	$—	$—	$11,178	$—
Foreclosed real estate	—	—	16,736	(2,365)
The following table provides a reconciliation of assets measure at fair value on a non-recurring basis at December 31, 2010.

	Fair Value Measurements Using
	Significant Unobservable Inputs (Level 3)
	(In thousands)
	Foreclosed	Impaired
	Real Estate	Loans
Beginning balance at December 31, 2009	$16,736	$11,178
Gain (loss) on sale of foreclosed properties	(2,739)	—
Net transfers in (out)	31,696	5,543

Ending balance at December 31, 2010	$45,693	$16,721

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

Notes to Consolidated Financial Statements
Carrying amounts of cash, due from banks and federal funds sold are considered to approximate fair value. The carrying value of FHLB stock equals cost. The fair value of FHLB stock is based on redemption at par value.
The fair value of one- to four-family mortgages and home equity loans are generally estimated using the present value of expected future cash flows, assuming future prepayments and using market rates for new loans with comparable credit risk. This method of estimating fair value does not incorporate the exit-price concept of fair value prescribed by ASC 820.
For time deposits and fixed-maturity borrowed funds, the fair value is estimated by discounting estimated future cash flows using currently offered rates. Structured borrowed funds are valued using an option valuation model which uses assumptions for anticipated puts of borrowings based on market interest rates and weighted-average life. For deposit liabilities payable on demand, the fair value is the carrying value at the reporting date. There is no material difference between the fair value and the carrying amounts recognized with respect to our off-balance sheet commitments.
Other important elements that are not deemed to be financial assets or liabilities and, therefore, not considered in these estimates include the value of Hudson City’s retail branch delivery system, its existing core deposit base and banking premises and equipment.
The estimated fair value of Hudson City’s financial instruments is summarized as follows at December 31:

	2010		2009
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(In thousands)
Assets:
Cash and due from banks	$175,769	$175,769	$198,752	$198,752
Federal funds sold	493,628	493,628	362,449	362,449
Investment securities held to maturity	3,939,006	3,867,488	4,187,704	4,071,005
Investment securities available for sale	89,795	89,795	1,095,240	1,095,240
Federal Home Loan Bank of New York stock	871,940	871,940	874,768	874,768
Mortgage-backed securities held to maturity	5,914,372	6,199,507	9,963,554	10,324,831
Mortgage-backed securities available for sale	18,120,537	18,120,537	11,116,531	11,116,531
Loans	30,773,956	32,328,933	31,721,154	32,758,247
Liabilities:
Deposits	25,173,126	25,584,478	24,578,048	24,913,407
Borrowed funds	29,675,000	32,975,633	29,975,000	32,485,513
13. Regulatory Matters
Hudson City Savings is subject to comprehensive regulation, supervision and periodic examination by the OTS. Deposits at Hudson City Savings are insured up to standard limits of coverage provided by the Deposit Insurance Fund (“DIF”) of the FDIC.
OTS regulations require federally chartered savings banks to meet three minimum capital ratios: a 1.5% tangible capital ratio, a 4% leverage (core capital) ratio and an 8% total risk-based capital ratio. In assessing an institution’s capital adequacy, the OTS takes into consideration not only these numeric factors but also qualitative factors as well. Management believes that, as of December 31, 2010, Hudson City Savings met all capital adequacy requirements to which it is subject. As of December 31, 2010, Hudson City Savings met the requirements set forth in the regulations to be considered well-capitalized.

Notes to Consolidated Financial Statements
The following is a summary of Hudson City Savings’ actual capital amounts and ratios as of December 31, 2010 and 2009, compared to the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well-capitalized institution:

			OTS Requirements
			Minimum Capital		For Classification as
	Bank Actual		Adequacy		Well-Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

December 31, 2010
Tangible capital	$4,799,114	7.95%	$904,977	1.50%	n/a	n/a
Leverage (core) capital	4,799,114	7.95	2,413,272	4.00	$3,016,590	5.00%
Total-risk-based capital	5,026,339	22.74	1,768,682	8.00	2,210,827	10.00

December 31, 2009
Tangible capital	$4,539,630	7.59%	$897,374	1.50%	n/a	n/a
Leverage (core) capital	4,539,630	7.59	2,392,955	4.00	$2,991,245	5.00%
Total-risk-based capital	4,679,843	21.02	1,781,277	8.00	2,226,597	10.00
The OTS may take certain supervisory actions under the prompt corrective action regulations of the Federal Deposit Insurance Corporation Improvement Act with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution’s financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under the OTS regulations, an institution is considered well-capitalized if it has a leverage (Tier 1) capital ratio of at least 5.0% and a total risk-based capital ratio of at least 10.0%. The OTS regulates all capital distributions by Hudson City Savings directly or indirectly to Hudson City Bancorp, including dividend payments. Hudson City Savings may not pay dividends to Hudson City Bancorp if, after paying those dividends, it would fail to meet the required minimum levels under risk-based capital guidelines and the minimum leverage and tangible capital ratio requirements. A subsidiary of a savings and loan holding company, such as Hudson City Savings, must file a notice or seek affirmative approval from the OTS at least 30 days prior to each proposed capital distribution. Whether an application is required is based on a number of factors including whether the institution qualifies for expedited treatment under the OTS rules and regulations or if the total amount of all capital distributions (including each proposed capital distribution) for the applicable calendar year exceeds net income for that year to date plus the retained net income for the preceding two years. Currently, Hudson City Savings must seek approval from the OTS for future capital distributions.
The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk-weightings and other factors.
The Reform Act requires the federal banking agencies to establish consolidated risk-based and leverage capital requirements for insured depository institutions, depository institution holding companies and systemically important nonbank financial companies. These requirements must be no less than those to which insured depository institutions are currently subject. As a result, on the fifth anniversary of the effective date of the Reform Act, we will become subject to consolidated capital requirements which we have not been subject to previously.
Upon completion of the second-step conversion, Hudson City Bancorp established a “liquidation account” in an amount equal to the total equity of Hudson City Savings as of the latest practicable date prior to the second-step conversion. The liquidation account was established to provide a limited priority claim to the assets of Hudson

Notes to Consolidated Financial Statements
City Savings to “eligible account holders” and “supplemental eligible account holders”, as defined in the plan of conversion and reorganization, who continue to maintain deposits in Hudson City Savings after the second-step conversion. In the unlikely event of a complete liquidation of Hudson City Savings at a time when Hudson City Savings has a positive net worth, and only in such event, each eligible account holder and supplemental eligible account holder would be entitled to receive a liquidation distribution, prior to any payment to the stockholders of Hudson City Bancorp. In the unlikely event of a complete liquidation of Hudson City Savings and Hudson City Bancorp does not have sufficient assets (other than the stock of Hudson City Savings) to fund the obligation under the liquidation account, Hudson City Savings will fund the remaining obligation as if Hudson City Savings had established the liquidation account rather than Hudson City Bancorp. Any assets remaining after the liquidation rights of eligible account holders and supplemental eligible account holders are satisfied would be distributed to Hudson City Bancorp as the sole stockholder of Hudson City Savings.
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
At December 31, 2010, Hudson City Savings had variable- and fixed-rate first mortgage loan commitments to extend credit of approximately $226.6 million and $292.4 million, respectively; commitments to purchase variable- and fixed-rate first mortgage loans of $0 and $500,000, respectively; commitments to purchase variable- and fixed-rate mortgage-backed securities of $2.60 billion and $9.6 million, respectively; and unused home equity, overdraft and commercial/construction lines of credit of approximately $188.5 million, $2.8 million, and $8.6 million, respectively. At December 31, 2009, Hudson City Savings had variable- and fixed-rate first mortgage loan commitments to extend credit of approximately $288.8 million and $249.2 million, respectively; commitments to purchase variable- and fixed-rate first mortgage loans of $91.0 million and $66.5 million, respectively; commitments to purchase variable- and fixed-rate mortgage-backed securities of $1.24 billion and $7.5 million, respectively; and unused home equity, overdraft and commercial/construction lines of credit of approximately $179.7 million, $2.9 million, and $12.8 million, respectively. These commitment amounts are not included in the accompanying financial statements. There is no exposure to credit loss in the event the other party to commitments to extend credit does not exercise its rights to borrow under the commitment.
In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, the consolidated financial statements of Hudson City will not be materially affected as a result of such legal proceedings.

Notes to Consolidated Financial Statements
15. Parent Company Only Financial Statements
Set forth below are the condensed financial statements for Hudson City Bancorp, Inc.:
Statements of Financial Condition

	December 31, 2010	December 31, 2009
	(In thousands)

Assets:
Cash and due from subsidiary bank	$239,587	$224,601
Investment in subsidiary	5,041,494	4,882,609
ESOP loan receivable	229,288	231,856
Other assets	—	86

Total Assets	$5,510,369	$5,339,152

Stockholders’ Equity:
Accrued expenses	$131	$—
Total stockholders’ equity	5,510,238	5,339,152

Total Liabilities and Stockholders’ Equity	$5,510,369	$5,339,152

Statements of Income

	Year Ended December 31,
	2010	2009	2008
	(In thousands)

Income:
Dividends received from subsidiary	$320,000	$338,500	$288,442
Interest on ESOP loan receivable	11,593	11,715	11,831
Interest on deposit with subsidiary	1,483	2,646	3,017

Total income	333,076	352,861	303,290
Expenses	1,466	1,419	1,037

Income before income tax expense and equity in undistributed (overdistributed) earnings of subsidiary	331,610	351,442	302,253
Income tax expense	4,360	3,397	4,461

Income before equity in undistributed (overdistributed) earnings of subsidiary	327,250	348,045	297,792
Equity in undistributed (overdistributed) earnings of subsidiary	209,956	179,199	147,766

Net income	$537,206	$527,244	$445,558

Notes to Consolidated Financial Statements
Statements of Cash Flows

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Cash Flows from Operating Activities:
Net income	$537,206	$527,244	$445,558
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings	(209,956)	(179,199)	(147,766)
Decrease (increase) in other assets	231	7,168	(483)
Decrease in accrued expenses	131	—	(236)

Net Cash Provided by Operating Activities	327,612	355,213	297,073

Cash Flows from Investing Activities:
Principal collected on ESOP loan	2,568	2,444	2,329

Net Cash Provided by Investing Activities	2,568	2,444	2,329

Cash Flows from Financing Activities:
Purchases of treasury stock	(464)	(43,477)	(17,045)
Exercise of stock options	1,235	13,500	16,936
Cash dividends paid on unallocated ESOP shares	(20,208)	(20,436)	(16,019)
Cash dividends paid	(295,757)	(288,408)	(217,995)

Net Cash Used in Financing Activities	(315,194)	(338,821)	(234,123)

Net Increase in Cash Due from Bank	14,986	18,836	65,279
Cash Due from Bank at Beginning of Year	224,601	205,765	140,486

Cash Due from Bank at End of Year	$239,587	$224,601	$205,765

Notes to Consolidated Financial Statements
16. Selected Quarterly Financial Data (Unaudited)
The following tables are a summary of certain quarterly financial data for the years ended December 31, 2010 and 2009.

	2010 Quarter Ended
	March 31	June 30	September 30	December 31
		(In thousands, except per share data)
Interest and dividend income	$734,870	$717,580	$688,810	$643,236
Interest expense	403,725	400,066	398,476	391,402

Net interest income	331,145	317,514	290,334	251,834
Provision for loan losses	50,000	50,000	50,000	45,000

Net interest income after provision for loan losses	281,145	267,514	240,334	206,834
Non-interest income	32,998	33,210	33,859	62,927
Non-interest expense	66,531	64,596	65,706	69,555

Income before income tax expense	247,612	236,128	208,487	200,206
Income tax expense	98,727	93,537	83,918	79,045

Net income	$148,885	$142,591	$124,569	$121,161

Basic earnings per share	$0.30	$0.29	$0.25	$0.25

Diluted earnings per share	$0.30	$0.29	$0.25	$0.25

	2009 Quarter Ended
	March 31	June 30	September 30	December 31
		(In thousands, except per share data)
Interest and dividend income	$723,322	$727,759	$744,165	$746,540
Interest expense	439,491	425,362	418,708	414,747

Net interest income	283,831	302,397	325,457	331,793
Provision for loan losses	20,000	32,500	40,000	45,000

Net interest income after provision for loan losses	263,831	269,897	285,457	286,793
Non-interest income	2,273	26,606	2,513	2,192
Non-interest expense	54,794	84,947	62,920	62,935

Income before income tax expense	211,310	211,556	225,050	226,050
Income tax expense	83,647	83,637	89,964	89,474

Net income	$127,663	$127,919	$135,086	$136,576

Basic earnings per share	$0.26	$0.26	$0.28	$0.28

Diluted earnings per share	$0.26	$0.26	$0.27	$0.28

Notes to Consolidated Financial Statements
17. Earnings Per Share
The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

				For the Year Ended December 31,
	2010			2009			2008
			Per			Per			Per
			Share			Share			Share
	Income	Shares	Amount	Income	Shares	Amount	Income	Shares	Amount
				(In thousands, except per share data)
Net income	$537,206			$527,244			$445,558

Basic earnings per share:
Income available to common stockholders	$537,206	493,033	$1.09	$527,244	488,908	$1.08	$445,558	484,907	$0.92

Effect of dilutive common stock equivalents	—	1,281		—	2,388		—	10,949

Diluted earnings per share:
Income available to common stockholders	$537,206	494,314	$1.09	$527,244	491,296	$1.07	$445,558	495,856	$0.90

18. Recent Accounting Pronouncements
In July 2010, FASB issued an accounting standards update regarding disclosures about the credit quality of financing receivables and the allowance for credit losses. This update amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. This update is effective for interim and annual reporting periods ending on or after December 15, 2010. We have provided the disclosures required by this accounting standards update in the footnotes to the consolidated financial statements as of December 31, 2010.
In April 2010, FASB issued an accounting standards update regarding the effect of a loan modification when the loan is part of a pool that is accounted for as a single asset. This update clarifies that modifications of loans that are accounted for within a pool under Subtopic 310-30, which provides guidance on accounting for acquired loans that have evidence of credit deterioration upon acquisition, do not result in the removal of those loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments do not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40. This update was effective in the first interim or annual period ending on or after July 15, 2010. This accounting standard update did not have a material impact on our financial condition, results of operations or financial statement disclosures.

Notes to Consolidated Financial Statements
In January 2010, FASB issued an accounting standards update regarding disclosure requirements for fair value measurement. This update provides amendments to fair value measurement that require new disclosures related to transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. The update also provides amendments clarifying level of disaggregation and disclosures about inputs and valuation techniques along with conforming amendments to the guidance on employers’ disclosures about postretirement benefit plan assets. This update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The effective portions of this accounting standards update did not affect our financial condition, results of operations or financial statement disclosures, and we do not expect that the remaining portions of this accounting standard update will have a material impact on our financial condition, results of operations or financial statement disclosures.