Form 10-K, Exhibit 13
period 2011-12-31
HUDSON CITY BANCORP INC
filed 2012-02-28
CIK 921847

Exhibit 13.1

Dear Fellow Shareholders:

As we look back at the past year, it is difficult to find the silver lining in the clouds that overshadowed our industry and economy in 2011. Unemployment remained high, economic growth was anemic, the housing markets were weak and economic conditions in Europe threatened the economic recovery in the United States. While these factors have continued into 2012, we know that at some point the clouds will clear and we believe the prospects for Hudson City will improve.

The “cure” for the ills of the past economic cycle included the Federal Reserve’s policy of keeping interest rates “low for long” to spur the economy and the U.S government-sponsored enterprises (the “GSEs”) pushing mortgage rates to an all-time low in an attempt to support the housing markets. These actions, while intended to stimulate the economy and the housing markets, had an adverse effect on Hudson City. As a portfolio lender, we take great pains to ensure the quality of the mortgage loans we originate. As a result, while the recent economic cycle took its toll on our industry, the credit losses that plagued many other institutions did not affect Hudson City to the same extent. However, as interest rates remained at historic lows, mortgage customers refinanced their loans to the low market rates. In addition, mortgage-related securities that we hold on our balance sheet also experienced elevated prepayment levels. This caused the yields we earn on our interest-earning assets to decrease which resulted in a decrease in our net interest margin and net income and the prospect of continued declines with the continuation of the prevailing low market rate environment.

We responded by restructuring our balance sheet in the first quarter of 2011 to reduce the amount of higher-cost borrowings. As part of that restructuring, we extinguished $12.5 billion of structured borrowings, $5.0 billion of which were replaced with short-term borrowings at current market rates. Interest rates remained historically low during 2011, and we continued to experience increased levels of prepayments on our loans and securities portfolios, resulting in elevated levels of liquidity. Low market interest rates limited our options to redeploy these funds profitably since the yields available on mortgage-related assets were at historical lows and we did not believe it would be prudent to put such long-term assets on our balance sheet. As we considered the alternative uses of the excess liquidity, we looked at the opportunities for Hudson City beyond the near term and avoided strategies that bolstered only short-term earnings, such as investing in riskier assets to earn a higher yield. Instead, we used the excess cash on our balance sheet to extinguish an additional $4.3 billion of our longer-term borrowings during the fourth quarter of 2011.

Our actions during the past year were designed to strengthen our balance sheet for the future and improve our net interest margins. We decreased the size of the balance sheet by 26% to $45.4 billion and reduced our borrowings 49.2% to $15.1 billion. Our Tier 1 leverage capital ratio increased from 7.95% at December 31, 2010 to 8.83% at December 31, 2011 and we anticipate that our net interest margin will improve in 2012 from what we otherwise would have experienced. These actions required that we incur the loss on the extinguishment of borrowings in the first and fourth quarters of 2011, which, after taxes, totaled $1.1 billion. As a result, we reported a net loss for 2011 of $736.0 million. However, our underlying core business operations are performing in accordance with our expectations.

We believe that our balance sheet, while smaller, is stronger as a result of the actions we took in 2011. Economic conditions appear to be improving although at a very slow pace and housing markets seem to be stabilizing. However, the economy has a long road to recovery as economic growth is weak and jobs creation is lackluster. Significant forces such as inventory levels and foreclosures in process continue to weigh on the housing markets.

Despite all of this, we believe that the future holds opportunities for Hudson City to grow and therefore we will continue to prepare our Company for the eventual economic recovery. While we remain a residential real estate lender, the “new normal” will require us to diversify our asset base and develop additional mortgage lending distribution channels.

We continue to respond to the requirements of our new regulators, the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency. The Dodd-Frank Wall Street Reform and Consumer Protection Act has spawned a myriad of regulations and regulatory oversight that far surpass anything in our memory. This new environment requires enhanced risk management functions, policies and procedures. We put many of these in place during 2011.

We made great strides in 2011 to meet the challenges of 2012 head-on. We decreased the size of our balance sheet, reduced our levels of interest rate risk, increased our Tier 1 leverage capital ratio, increased staffing levels and created an Enterprise Risk Management department. All of these steps should prepare us to grow our business when economic conditions make growth both prudent and profitable. While it is difficult to find the silver lining in a cloudy 2011, we are starting 2012 with a stronger balance sheet, enhanced risk management capabilities, strong regulatory capital and the focus to meet the challenges of the “new normal”. We believe that to see the silver lining requires a longer-term view in order to discern the possibilities for Hudson City. It is this long-term perspective that saw Hudson City through the many economic cycles and challenges over the past 144 years and which we believe will benefit Hudson City’s customers and shareholders when the clouds finally clear.

/s/ Ronald E. Hermance, Jr.	/s/ Denis J. Salamone

Selected Consolidated Financial Information

The summary information presented below under “Selected Financial Condition Data,” “Selected Operating Data” and “Selected Financial Ratios and Other Data” at or for each of the years presented is derived in part from the audited consolidated financial statements of Hudson City Bancorp, Inc.

		At December 31,

	2011	2010	2009	2008	2007

		(In thousands)

Selected Financial Condition Data:
Total assets	$45,355,885	$61,166,033	$60,267,760	$54,145,328	$44,423,971
Total loans	29,327,345	30,923,897	31,779,921	29,418,888	24,192,281
Federal Home Loan Bank of New York stock	510,564	871,940	874,768	865,570	695,351
Investment securities held to maturity	539,011	3,939,006	4,187,704	50,086	1,408,501
Investment securities available for sale	7,368	89,795	1,095,240	3,413,633	2,765,491
Mortgage-backed securities held to maturity	4,115,523	5,914,372	9,963,554	9,572,257	9,565,526
Mortgage-backed securities available for sale	9,170,390	18,120,537	11,116,531	9,915,554	5,005,409
Total cash and cash equivalents	754,080	669,397	561,201	261,811	217,544
Foreclosed real estate, net	40,619	45,693	16,736	15,532	4,055
Total deposits	25,507,760	25,173,126	24,578,048	18,464,042	15,153,382
Total borrowed funds	15,075,000	29,675,000	29,975,000	30,225,000	24,141,000
Total shareholders’ equity	4,560,440	5,510,238	5,339,152	4,938,796	4,611,307

	For the Year Ended December 31 ,

	2011	2010	2009	2008	2007

	(In thousands)
Selected Operating Data:
Total interest and dividend income	$2,167,637	$2,784,496	$2,941,786	$2,653,225	$2,127,505
Total interest expense	1,186,703	1,593,669	1,698,308	1,711,248	1,480,322

Net interest income	980,934	1,190,827	1,243,478	941,977	647,183
Provision for loan losses	120,000	195,000	137,500	19,500	4,800

Net interest income after provision for loan losses	860,934	995,827	1,105,978	922,477	642,383

Non-int erest income:
Service charges and other income	11,449	10,369	9,399	8,485	7,267
Gains on securities transactions, net	102,468	152,625	24,185	-	6

Total non-interest income	113,917	162,994	33,584	8,485	7,273

Non-interest expense:
Loss on extinguishment of debt	1,900,591	-	-	-	-
Other non-interest expense	329,569	266,388	265,596	198,076	167,913

Total non-interest expense	2,230,160	266,388	265,596	198,076	167,913

(Loss) income before income t ax (benefit ) expense	(1,255,309)	892,433	873,966	732,886	481,743
Income tax (benefit ) expense	(519,320)	355,227	346,722	287,328	185,885

Net (loss) income	$(735,989)	$537,206	$527,244	$445,558	$295,858

Selected Consolidated Financial Information (continued)

(Dollars in thousands, except per share data)

	At or for the Year Ended December 31,

	2011		2010		2009		2008		2007

Selected Financial Ratios and Other Data:
Performance Ratios:
Return on average assets	(1.38	) %	0.88%		0.92%		0.91%		0.74%
Return on average stockholders’ equity	(14.72)		9.66		10.18		9.36		6.23
Net interest rate spread (1)	1.67		1.77		1.93		1.58		1.11
Net interest margin (2)	1.89		2.01		2.22		1.96		1.65
Non-interest expense to average assets (5)	0.62		0.44		0.46		0.41		0.42
Efficiency ratio (3)	32.68		19.68		20.80		20.84		25.66
Average interest-earning assets to average interest-bearing liabilities	1.09	x	1.09	x	1.09	x	1.11	x	1.14	x

Share and Per Share Data:
Basic (loss) earnings per share	(1.49)		$1.09		$1.08		$0.92		$0.59
Diluted (loss) earnings per share	(1.49)		1.09		1.07		0.90		0.58
Cash dividends paid per common share	0.39		0.60		0.59		0.45		0.33
Dividend pay-out ratio	NM		55.05%		54.63%		48.91%		55.93%
Book value per share (4)	$9.20		$11.16		$10.85		$10.10		$9.55
Tangible book value per share (4)	8.89		10.85		10.53		9.77		9.22
Weighted average number of common shares outstanding:
Basic	494,629,395		493,032,873		488,908,260		484,907,441		499,607,828
Diluted	494,629,395		494,314,390		491,295,511		495,856,156		509,927,433

Capital Ratios:
Average stockholders’ equity to average assets	9.41%		9.14%		9.03%		9.74%		11.93%
Stockholders’ equity to assets	10.05		9.01		8.86		9.12		10.38

Regulatory Capital Ratios of Bank:
Leverage capital	8.83%		7.95%		7.59%		7.99%		9.16%
Total risk-based capital	20.00		22.74		21.02		21.52		24.83

Asset Quality Ratios:
Non-performing loans to total loans	3.48%		2.82%		1.98%		0.74%		0.33%
Non-performing assets to total assets	2.34		1.50		1.07		0.43		0.19
Allowance for loan losses to non-performing loans	26.77		27.15		22.32		22.89		43.75
Allowance for loan losses to total loans	0.93		0.77		0.44		0.17		0.14
Net charge-offs to average total loans	0.28		0.31		0.15		0.02		-

Branch and Deposit Data:
Number of deposit accounts	685,795		720,456		725,979		638,951		605,018
Branches	135		135		131		127		119
Average deposits per branch (thousands)	188,946		$186,468		$187,619		$145,386		$127,339

(1)	Determined by subtracting the weighted average cost of average total interest-bearing liabilities from the weighted average yield on average total interest-earning assets.
(2)	Determined by dividing net interest income by average total interest-earning assets.
(3)	See calculation on page 3.
(4)	See calculation on page 3.
(5)	For 2011, non-interest expense excludes $1.90 billion of losses on the extinguishment of debt.

NM   - Not meaningful

Calculation of Efficiency Ratio and Book Value Ratios

(Dollars in thousands, except per share data)

	At or for the Year Ended December 31,

	2011	2010	2009	2008	2007

	(Dollars in thousands, except per share data)
Efficiency Ratio:

Net interest income	$980,934	$1,190,827	$1,243,478	$941,977	$647,183
Total non-interest income	113,917	162,994	33,584	8,485	7,273
Less net gains on securities transactions related to debt extinguishments	(98,278)	–	–	–	–

Total operating income	$996,573	$1,353,821	$1,277,062	$950,462	$654,456

Total non-interest expense	$2,230,160	$266,388	$265,596	$198,076	$167,913
Less:
Loss on extinguishment of debt	(1,900,591)	–	–	–	–
Valuation allowance related to Lehman Brothers, Inc.	(3,900)	–	–	–	–

Total non-interest operating expense	$325,669	$266,388	$265,596	$198,076	$167,913

Efficiency ratio (1)	32.68%	19.68%	20.80%	20.84%	25.66%

Book Value Calculations:

Shareholders’ equity	$4,560,440	$5,510,238	$5,339,152	$4,938,796	$4,611,307
Goodwill and other intangible assets	(155,217)	(156,714)	(158,336)	(160,207)	(162,333)

Tangible shareholders’ equity	$4,405,223	$5,353,524	$5,180,816	$4,778,589	$4,448,974

Book Value Share Computation:
Issued	741,466,555	741,466,555	741,466,555	741,466,555	741,466,555
Treasury shares	(213,895,059)	(214,748,245)	(214,972,879)	(217,695,938)	(222,896,953)
Shares outstanding	527,571,496	526,718,310	526,493,676	523,770,617	518,569,602
Unallocated ESOP shares	(31,752,096)	(32,714,280)	(33,676,464)	(34,638,643)	(35,600,831)
Unvested RRP shares	(6,000)	(282,583)	(593,283)	(196,376)	(255,984)
Shares in trust	(269,325)	(164,845)	(108,945)	(65,031)	(41,397)

Book value shares	495,544,075	493,556,602	492,114,984	488,870,567	482,671,390

Book value per share	$9.20	$11.16	$10.85	$10.10	$9.55
Tangible book value per share income and expenses	8.89	10.85	10.53	9.77	9.22

(1)

Calculated by dividing total non-interest operating expense by total operating income. These measures are non-GAAP financial measures. We believe these measures, by excluding the transactions involved in our balance sheet restructuring, provide a better measure of our non-interest income and expenses.

Performance Graph

Pursuant to the regulations of the Securities and Exchange Commission, the graph below compares the performance of Hudson City Bancorp, Inc. with that of the Standard and Poor’s 500 Stock Index, and for all thrift stocks as reported by SNL Securities L.C. from December 31, 2006 through December 31, 2011. The graph assumes the reinvestment of dividends in all additional shares of the same class of equity securities as those listed below. The index level for all series was set to 100.00 on December 29, 2006.

Hudson City Bancorp, Inc. Total Return

Performance

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

•

legislative or regulatory changes including, without limitation, the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any actions regarding foreclosures, may adversely affect our business;

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

•

the risks associated with adverse changes to credit quality, including changes in the level of loan delinquencies and non-performing assets and charge-offs, the length of time our non-performing assets remain in our portfolio and changes in estimates of the adequacy of the allowance for loan losses;

•	difficulties associated with achieving or predicting expected future financial results;

•	our ability to diversify our funding sources and to access the capital markets;

•	transition of our regulatory supervisor from the Office of Thrift Supervision to the Office of the Comptroller of the Currency (the “OCC”);

•	our ability to comply with the terms of the Memorandum of Understanding with the OCC (as successor to the Office of Thrift Supervision);

•	our ability to pay dividends, repurchase our outstanding common stock or execute capital management strategies each of which requires the approval of the OCC and Federal Reserve Board;

•	the effects of changes in existing U.S. government or U.S. government sponsored mortgage programs; and

•	the risk of a continued economic slowdown that would adversely affect credit quality and loan originations.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

We continue to focus on our consumer-oriented business model through the origination and purchase of one- to four-family mortgage loans. We have traditionally funded this loan production with customer deposits and borrowings. Market interest rates remained at historically low levels during 2011 and, as a result, we reduced the size of our balance sheet and will restrain any future growth until the yields available on mortgage-related assets increase and make growth more profitable.

During the first quarter of 2011, the Bank completed a restructuring of its balance sheet (referred to as the “Restructuring Transaction”) which involved the extinguishment of $12.5 billion of structured putable borrowings with an average cost of 3.56%. The extinguishment of the borrowings was funded by the sale of $8.66 billion of securities with an average yield of 3.20% and $5.00 billion of new short-term fixed-maturity borrowings with an average cost of 0.66%. Interest rates continued to decline during 2011 which resulted in increased prepayments on our mortgage-related assets and calls of our investment securities. During the fourth quarter of 2011, the Bank used the excess liquidity provided by the prepayments of mortgage-related assets and calls of investment securities to extinguish $4.3 billion of structured putable borrowings with a weighted average cost of 4.21%. The Restructuring Transaction and the extinguishment of debt during the fourth quarter of 2011, (collectively referred to as the “Transactions”), reduced after-tax earnings by $1.07 billion.

The Transactions are part of our ongoing strategy to reduce interest rate risk and realign our funding mix and should improve our net interest margin from the levels we would have otherwise experienced. We decided to complete the Transactions because of the effect that recent market events, including the unprecedented involvement of the U.S. government and the GSEs in the mortgage market and the protracted period of historically low market interest rates had on our balance sheet. The extended low interest rate environment caused accelerated prepayment speeds on our mortgage-related assets and calls of our investment securities resulting in the reinvestment of these funds at the current low market interest rates. These lower-yielding assets and higher-cost borrowings, which did not reprice during this extended low rate environment, caused margin compression and heightened interest rate risk concerns for us.

We chose to extinguish structured quarterly putable borrowings to address interest rate risk and liquidity concerns that this extended low interest rate environment exacerbated. We expect that the Transactions will position us to eventually return to our core strategy of measured balance sheet growth when market conditions change. Upon a substantial portion of the mortgage market returning to the private sector, we believe we will be able to capture a greater share of this market as growth strategy becomes more profitable.

As a result of the Transactions we reported a net loss of $736.0 million for 2011, as compared to net income of $537.2 million for 2010. For the year ended December 31, 2011, our return on average assets and average shareholders’ equity were (1.38)% and (14.72)%, respectively, as compared to 0.88% and 9.66%, respectively, for the year ended December 31, 2010.

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

The Federal Open Market Committee of the Board of Governors of the Federal Reserve System (the “FOMC”) noted in its January 2012 statement that the economy expanded moderately in 2011. The FOMC noted that recent indicators point to some improvement in overall labor market conditions, although the unemployment rate remains at elevated levels. The national unemployment rate decreased to 8.5% in December 2011 from 9.1% in September 2011 and from 9.4% in December 2010. The most recent unemployment data, released in February 2012, indicated an unemployment rate of 8.3%. The FOMC noted that household spending has continued to advance, but business fixed investment appears to be increasing at a slower pace and the housing sector continues to be depressed. As a result, the FOMC decided to continue its program to extend the average maturity of its holdings of securities as announced in September. The FOMC also indicated in the January 2012 statement that the overnight lending rate would remain at zero to 0.25% through at least late in 2014. The decision to leave the overnight lending rate unchanged has kept short-term market interest rates at low levels during 2011.

Net interest income decreased $209.9 million, or 17.6%, to $980.9 million for 2011 as compared to $1.19 billion for 2010. During 2011, our net interest rate spread decreased 10 basis points to 1.67% and our net interest margin decreased 12 basis points to 1.89% as compared to 1.77% and 2.01%, respectively for 2010. Mortgage-related assets represented 88.9% of our average interest-earning assets during 2011.

Market interest rates on mortgage-related assets remained at near-historic lows primarily due to the Federal Reserve Board’s (the “FRB”) program to purchase mortgage-backed securities to keep mortgage rates low and provide stimulus to the housing markets. In addition, over the past few years, we have faced increased competition for mortgage loans due to the unprecedented involvement of the GSEs in the mortgage market as a result of the economic crisis. The GSEs involvement is also an attempt to provide stimulus to the housing markets and has caused the interest rates for thirty year fixed rate mortgage loans that conform to the GSEs’ guidelines for purchase to remain low. We originate such conforming loans and retain them in our portfolio. Further, the FOMC has decided to maintain the overnight lending rate at the current level through late 2014 if recent economic conditions continue. We expect this adverse environment for portfolio lending to continue, with the likely result that we will continue to experience compression of our net interest margin. We expect that this compression in net interest margin, along with the reduction in the size of our balance sheet from the Transactions, will result in a reduction of net interest income.

The provision for loan losses amounted to $120.0 million for 2011 as compared to $195.0 million for 2010. The decrease in the provision for loan losses for the year ended December 31, 2011 was a result of a stabilization in early stage delinquencies, represented by loans that are 30 to 89 days delinquent, the decrease in net charge-offs, and a decrease in the size of the loan portfolio. Non-performing loans, defined as non-accruing loans and accruing loans delinquent 90 days or more, amounted to $1.02 billion at December 31, 2011 compared with $871.3 million at December 31, 2010. The ratio of non-performing loans to total loans was 3.48% at December 31, 2011 compared with 2.82% at December 31, 2010. The highly publicized foreclosure issues that have recently affected the nation’s largest mortgage loan servicers have resulted in greater bank regulatory, court and state attorney general scrutiny. As a result, our foreclosure process and the time to complete a foreclosure remains extended. We continue to experience a time frame to repayment or foreclosure ranging from 30 to 36 months from the initial non-performing period. This protracted foreclosure process delays our ability to resolve non-performing loans through the sale of the underlying collateral.

Total non-interest income was $113.9 million for 2011 as compared to $163.0 million for 2010. Included in non-interest income for the year ended December 31, 2011 were net gains on securities transactions of $102.5 million which resulted from the sale of $9.04 billion of securities available-for-sale. Substantially all of the proceeds from the sale of securities were used to repay borrowings as part of the Restructuring Transaction. Included in non-interest income for the year ended December 31, 2010 were net gains on securities transactions of $152.6 million which resulted from the sale of $3.92 billion of mortgage-backed securities available-for-sale.

Total non-interest expense amounted to $2.23 billion for 2011 as compared to $266.4 million for 2010. Included in total non-interest expense for 2011 was a $1.90 billion loss on the extinguishment of debt related to the Transactions.

Our assets decreased by 25.8% to $45.36 billion at December 31, 2011 from $61.17 billion at December 31, 2010. The decrease was due primarily to the Transactions.

Loans decreased $1.63 billion to $29.14 billion at December 31, 2011 from $30.77 billion at December 31, 2010. Our loan production was $5.27 billion for 2011 offset by $6.71 billion in principal repayments. The decrease in loans primarily reflects reduced levels of loan originations and purchases as well as elevated levels of loan repayments during 2011 as a result of continued low market interest rates.

Mortgage-backed securities decreased $10.74 billion to $13.29 billion at December 31, 2011 from $24.03 billion at December 31, 2010. The decrease was due primarily to the sale of $8.96 billion of mortgage-backed securities, substantially all of which were sold as part of the Restructuring Transaction. The decrease in mortgage-backed securities also reflected repayments of $4.60 billion which were partially offset by purchases of $3.05 billion of mortgage-backed securities issued by GSEs.

Investment securities decreased $3.48 billion to $546.4 million at December 31, 2011 due to the calls of these securities during 2011. The proceeds from the calls were invested in Federal funds and other overnight deposits until they were used in December 2011 as part of our extinguishment transaction.

Borrowings amounted to $15.08 billion at December 31, 2011 as compared to $29.68 billion at December 31, 2010. The decrease in borrowed funds was primarily a result of the Transactions. As part of the Transactions, we paid off $16.80 billion of structured putable borrowings and re-borrowed $5.0 billion of new short-term fixed-maturity borrowings. In addition, approximately $4.20 billion of borrowings matured during 2011 and were repaid. The extinguishment of structured putable borrowings was a necessary step in our efforts to reduce our interest rate risk and eliminate some of the liquidity uncertainties of borrowings that are putable at the discretion of the lender.

The Bank is currently subject to a Memorandum of Understanding with the OCC (the “Bank MOU”). In accordance with the Bank MOU, the Bank has adopted and has implemented enhanced operating policies and procedures, that will enable us to continue to (a) reduce our level of interest rate risk, (b) reduce our funding concentration, (c) diversify our funding sources, (d) enhance our liquidity position, (e) monitor and manage loan modifications and (f) maintain our capital position in accordance with our existing capital plan. The Company is also subject to a separate Memorandum of Understanding with the FRB (the “Company MOU”). In accordance with the Company MOU, the Company must, among other things support the Bank’s compliance with the Bank MOU. The Company MOU also requires the Company to: (a) provide notice to the regulators in accordance with published regulatory guidance prior to declaring a dividend to shareholders and (b) provide notice to and obtain written non-objection from the regulators prior to the Company incurring any debt outside the ordinary course of business. These agreements will remain in effect until modified or terminated by the OCC (with respect to the Bank MOU) and the FRB (with respect to the Company MOU).

Comparison of Financial Condition at December 31, 2011 and December 31, 2010

Total assets decreased $15.81 billion, or 25.8%, to $45.36 billion at December 31, 2011 from $61.17 billion at December 31, 2010. The decrease in total assets reflected a $10.74 billion decrease in total mortgage-backed securities, a $3.48 billion decrease in total investment securities, and a $1.63 billion decrease in net loans.

Our net loans decreased $1.63 billion to $29.14 billion at December 31, 2011 as compared to $30.77 billion at December 31, 2010. The decrease in loans primarily reflects reduced levels of loan originations and purchases as well as elevated levels of loan repayments during 2011 as a result of continued low market interest rates. Historically our focus has been on loan portfolio growth through the origination of one- to four-family first mortgage loans in New Jersey, New York, Pennsylvania and Connecticut and, to a lesser extent, the purchases of mortgage loans. During 2011, we originated $4.93 billion and purchased $344.8 million of loans, compared to originations of $5.83 billion and purchases of $764.3 million for 2010. The originations and purchases of loans were offset by principal repayments of $6.71 billion in 2011, as compared to $7.26 billion for 2010.

Loan originations declined significantly during 2011 as compared to 2010, reflecting in part reduced demand for mortgage loans as a result of the conditions in the housing market and the general economy. The decline in loan originations also reflects our low appetite for adding relatively lower yielding loans in the current environment. In addition, elevated levels of refinancing activity caused by low market interest rates have caused increased levels of repayments to continue during 2011. Our loan purchase activity has also declined as sellers from whom we have historically purchased loans are either retaining these loans in their own portfolios or selling them to the GSEs.

Our first mortgage loan originations and purchases during 2011 were substantially all in one- to four-family mortgage loans. Approximately 45% of mortgage loan originations for 2011 were variable-rate loans as compared to approximately 53% for 2010. Approximately 93.9% of mortgage loans purchased for the year ended December 31, 2011 were fixed-rate mortgage loans. Fixed-rate mortgage loans accounted for 66.8% of our first mortgage loan portfolio at both December 31, 2011 and 2010, respectively.

Our allowance for loan losses (the “ALL”) amounted to $273.8 million at December 31, 2011 and $236.6 million at December 31, 2010. Non-performing loans amounted to $1.02 billion or 3.48% of total loans at December 31, 2011 as compared to $871.3 million or 2.82% of total loans at December 31, 2010.

Total mortgage-backed securities decreased $10.74 billion to $13.29 billion at December 31, 2011 from $24.03 billion at December 31, 2010. The decrease was due primarily to the sale of $8.96 billion of mortgage-backed securities, substantially all of which were sold as part of the Restructuring Transaction. The decrease in mortgage-backed securities also reflected repayments of $4.60 billion which were offset by purchases of $3.05 billion of mortgage-backed securities issued by GSEs. At December 31, 2011, variable-rate mortgage-backed securities accounted for 84.1% of our portfolio compared with 85.9% at December 31, 2010. The purchase of variable-rate mortgage-backed securities is a component of our interest rate risk management strategy. Since our loan portfolio includes a concentration of fixed-rate mortgage loans, the purchase of variable-rate mortgage-backed securities provides us with an asset that reduces our exposure to interest rate fluctuations.

Total investment securities decreased $3.48 billion to $546.4 million at December 31, 2011 from $4.03 billion at December 31, 2010. This decrease was primarily due to the calls of $3.40 billion of investment securities during 2011. The proceeds from the calls were invested in Federal funds and other overnight deposits until they were used in December 2011 as part of our extinguishment transaction. The decrease was also due to sales of investment securities of $80.0 million as part of the Restructuring Transaction.

Total cash and cash equivalents increased $84.7 million to $754.1 million at December 31, 2011 as compared to $669.4 million at December 31, 2010. This increase is primarily due to liquidity provided by increased repayments on mortgage-related assets. Other assets increased $455.0 million to $729.2 million at December 31,

2011 as compared to $274.2 million at December 31, 2010. The increase in other assets is primarily due to an increase of $546.2 million in current and deferred tax assets, partially offset by a $108.2 million decrease in prepaid expenses. The increase in current and deferred tax assets is primarily related to the tax benefits from the loss on Transactions. The decrease in prepaid expenses is due to a $108.4 million decrease in the prepaid FDIC assessment during 2011.

Total liabilities decreased $14.86 billion, or 26.7%, to $40.80 billion at December 31, 2011 from $55.66 billion at December 31, 2010. The decrease in total liabilities primarily reflected a $14.60 billion decrease in borrowed funds.

Total deposits increased $334.6 million, or 1.3%, to $25.51 billion at December 31, 2011 as compared to $25.17 billion at December 31, 2010. The increase in total deposits reflected a $2.15 billion increase in our money market accounts, partially offset by a decrease of $1.69 billion in our time deposits as customers seemed to favor the flexibility offered by our money market accounts rather than the fixed maturities required by time deposits in a low interest rate environment. The increase in our money market accounts is primarily due to the competitive rate that we were offering. Deposit flows are typically affected by the level of market interest rates, the interest rates and products offered by competitors, the volatility of equity markets, and other factors. We had 135 branches at both December 31, 2011 and 2010.

Borrowings amounted to $15.08 billion at December 31, 2011 as compared to $29.68 billion at December 31, 2010. The decrease in borrowed funds was primarily a result of the Transactions. As part of the Transactions, we paid off $16.80 billion of structured putable borrowings and re-borrowed $5.0 billion of new short-term fixed-maturity borrowings. In addition, approximately $4.20 billion of borrowings matured during 2011 and were repaid. The extinguishment of structured putable borrowings was a necessary step in our efforts to reduce our interest rate risk and eliminate some of the liquidity uncertainties of borrowings that are putable at the discretion of the lender. In addition to the Transactions, we modified an additional $4.0 billion of structured putable borrowings during 2011 to eliminate the put option thereby further reducing our interest rate and liquidity risk. The weighted average cost of the borrowings modified increased by approximately 48 basis points as a result of the modifications.

At December 31, borrowings consisted of the following:

	2011		2010
	Principal	Weighted Average Rate	Principal	Weighted Average Rate

	(Dollars in thousands)

Structured borrowings:
Quarterly put option	$3,325,000	4.40%	$24,125,000	3.94%
One-time put option	4,600,000	4.52	4,950,000	4.44

	7,925,000	4.47	29,075,000	4.03

Fixed-rate/fixed-maturity borrowings	7,150,000	3.21	600,000	3.47

Total borrowed funds	$15,075,000	3.87%	$29,675,000	4.02%

At December 31, 2011, we had $2.68 billion of borrowed funds with put dates within one year. If interest rates were to decrease, or remain consistent with current rates, we believe these borrowings would probably not be put back and our average cost of existing borrowings would not decrease even as market interest rates decrease. Conversely, if interest rates increase above the market interest rate for similar borrowings, we believe these borrowings would likely be put back at their next put date and our cost to replace these borrowings would increase. However, we believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be put back will not increase substantially unless interest rates were to increase by at least 300 basis points.

The Company had two collateralized borrowings in the form of repurchase agreements totaling $100.0 million with Lehman Brothers, Inc. Lehman Brothers, Inc. is currently in liquidation under the Securities Industry Protection Act (“SIPA”). Mortgage-backed securities with an amortized cost of approximately $114.1 million were pledged as collateral for these borrowings and we demanded the return of this collateral. The trustee for the SIPA liquidation of Lehman Brothers, Inc. (the “Trustee”) notified the Company in the fourth quarter of 2011 that it no longer holds these securities and considers our claim to be approximately $13.9 million representing the excess of the market value of the collateral over the $100 million repurchase price. While we dispute the Trustee’s calculation of the claim, as a result of the Trustee’s position, we removed the mortgage-backed securities and the borrowings from our balance sheet and recorded the net amount as a receivable included in other assets (the “Net Claim”). While we intend to pursue full recovery of our Net Claim, during the fourth quarter of 2011 we established a reserve of $3.9 million against the receivable balance at December 31, 2011. There can be no assurances as to the amount of the final settlement of this transaction.

Other liabilities decreased $56.8 million to $212.7 million at December 31, 2011 from $269.5 million at December 31, 2010. The decrease is primarily the result of a decrease in accrued interest payable on borrowings of $85.0 million, partially offset by an increase in accrued expenses of $26.2 million. The decrease in accrued interest payable on borrowed funds is due to the $14.60 billion decrease in borrowed funds to $15.08 billion at December 31, 2011. The increase in accrued expenses is primarily due to an increase in liabilities related to our postretirement plans.

Total shareholders’ equity decreased $949.8 million to $4.56 billion at December 31, 2011 from $5.51 billion at December 31, 2010. The decrease was primarily due to the net loss of $736.0 million for the year ended December 31, 2011. The decrease was also due to cash dividends paid to common shareholders of $192.7 million and a $45.7 million decrease in accumulated other comprehensive income to $39.7 million.

The accumulated other comprehensive income of $39.7 million at December 31, 2011 included an $89.3 million after-tax net unrealized gain on securities available for sale ($150.9 million pre-tax) and a $49.6 million after-tax accumulated other comprehensive loss related to the funded status of our employee benefit plans. The accumulated other comprehensive income of $85.4 million at December 31, 2010 included a $117.3 million after-tax net unrealized gain on securities available for sale ($198.3 million pre-tax), partially offset by a $31.9 million after-tax accumulated other comprehensive loss related to the funded status of our employee benefit plans.

As of December 31, 2011, there remained 50,123,550 shares that may be purchased under our existing stock repurchase programs. We did not repurchase any shares of our common stock during 2011 pursuant to our repurchase programs. Pursuant to the Company MOU, any future share repurchases must be approved by the FRB. We did purchase 17,145 shares in 2011 that were surrendered by employees for withholding taxes related to vesting stock awards. At December 31, 2011, our capital ratios were in excess of the applicable regulatory requirements to be considered well-capitalized. See “Liquidity and Capital Resources.”

At December 31, 2011, our shareholders’ equity to asset ratio was 10.05% compared with 9.01% at December 31, 2010. The ratio of average shareholders’ equity to average assets was 9.41% for the year ended December 31, 2011 as compared to 9.14% for the year ended December 31, 2010. Our book value per share, using the period-end number of outstanding shares, less purchased but unallocated employee stock ownership plan shares and less purchased but unvested recognition and retention plan shares, was $9.20 at December 31, 2011 and $11.16 at December 31, 2010. Our tangible book value per share, calculated by deducting goodwill and the core deposit intangible from shareholders’ equity, was $8.89 as of December 31, 2011 and $10.85 at December 31, 2010. The decreases in our book value per share and tangible book value per share were primarily due to the net loss in 2011 as a result of the Transactions. Although our shareholders’ equity declined significantly due to the net loss in 2011, the decline in assets from the Transactions resulted in an increase in the ratio of shareholders’ equity to total assets and the ratio of average shareholders’ equity to average assets.

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

Average Balance Sheet.      The following table presents certain information regarding our financial condition and net interest income for 2011, 2010, and 2009. The table presents the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. We derived the yields and costs by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. We derived average balances from daily balances over the periods indicated. Interest income includes fees that we considered adjustments to yields. Yields on tax-exempt obligations were not computed on a tax equivalent basis. Non-accrual loans were included in the computation of average balances and therefore have a zero yield. The yields set forth below include the effect of deferred loan origination fees and costs, and purchase premiums and discounts that are amortized or accreted to interest income.

	For the Year Ended December 31,

	2011				2010				2009

	Average Balance	Interest	Average Yield/ Cost		Average Balance	Interest	Average Yield/ Cost		Average Balance	Interest	Average Yield/ Cost

Assets:					(Dollars in thousands)
Interest-earning assets:
First mortgage loans, net (1)	$29,722,678	$1,492,989	5.02%		$31,395,378	$1,667,027	5.31%		$30,126,469	$1,678,789	5.57%
Consumer and other loans	309,245	15,740	5.09		346,166	18,409	5.32		381,029	21,676	5.69
Federal funds sold	1,668,333	4,392	0.26		1,102,575	2,614	0.24		566,079	1,186	0.21
Mortgage-backed securities, at amortized cost	16,304,890	514,560	3.16		20,557,582	851,595	4.14		19,604,600	983,658	5.02
Federal Home Loan Bank stock	770,314	38,820	5.04		878,672	46,107	5.25		876,736	43,103	4.92
Investment securities, at amortized cost	3,021,573	101,136	3.35		4,992,249	198,744	3.98		4,577,148	213,374	4.66

Total interest-earning assets	51,797,033	2,167,637	4.18		59,272,622	2,784,496	4.70		56,132,061	2,941,786	5.24

Noninterest-earning assets (4)	1,361,057				1,560,439				1,209,257

Total assets	$53,158,090				$60,833,061				$57,341,318

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Savings accounts	$866,029	5,071	0.59%		$839,029	5,952	0.71%		$749,439	5,640	0.75%
Interest-bearing transaction accounts	2,015,019	15,698	0.78		2,323,618	23,996	1.03		1,789,361	31,903	1.78
Money market accounts	7,842,413	75,506	0.96		5,217,815	54,949	1.05		3,823,116	69,008	1.81
Time deposits	14,140,688	232,239	1.64		16,111,567	291,450	1.81		14,771,051	376,917	2.55

Total interest-bearing deposits	24,864,149	328,514	1.32		24,492,029	376,347	1.54		21,132,967	483,468	2.29
Repurchase agreements	9,127,800	398,929	4.37		15,034,110	616,488	4.10		15,100,221	611,776	4.05
FHLB advances	13,349,342	459,260	3.44		14,875,000	600,834	4.04		15,035,798	603,064	4.01

Total borrowed funds	22,477,142	858,189	3.82		29,909,110	1,217,322	4.07		30,136,019	1,214,840	4.03

Total interest-bearing liabilities	47,341,291	1,186,703	2.51		54,401,139	1,593,669	2.93		51,268,986	1,698,308	3.31

Noninterest-bearing liabilities:
Noninterest-bearing deposits	583,257				588,150				576,575
Other noninterest-bearing liabilities	232,617				284,335				317,972

Total noninterest-bearing liabilities	815,874				872,485				894,547

Total liabilities	48,157,165				55,273,624				52,163,533
shareholders’ equity	5,000,925				5,559,437				5,177,785

Total liabilities and shareholders’ equity	$53,158,090				$60,833,061				$57,341,318

Net interest income		$980,934				$1,190,827				$1,243,478

Net interest rate spread (2)			1.67				1.77				1.93
Net interest-earning assets	$4,455,742				$4,871,483				$4,863,075

Net interest margin (3)			1.89%				2.01%				2.22%
Ratio of interest-earning assets to interest-bearing liabilities			1.09	x			1.09	x			1.09	x

(1)	Amount is net of deferred loan costs and allowance for loan losses and includes non-performing loans.
(2)	Determined by subtracting the weighted average cost of average total interest-bearing liabilities from the weighted average yield on average total interest-earning assets.
(3)	Determined by dividing net interest income by average total interest-earning assets.
(4)

Includes the average balance of principal receivable related to FHLMC mortgage-backed securities of $156.4 million, $297.1 million and $164.3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

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

	2011 Compared to 2010			2010 Compared to 2009

	Increase (Decrease) Due To			Increase (Decrease) Due To

	Volume	Rate	Net	Volume	Rate	Net

	(In thousands)

Interest-earning assets:
First mortgage loans, net	$(85,942)	$(88,096)	$(174,038)	$68,728	$(80,490)	$ (11,762)
Consumer and other loans	(1,899)	(770)	(2,669)	(1,910)	(1,357)	(3,267)
Federal funds sold	1,529	249	1,778	1,241	187	1,428
Mortgage-backed securities	(157,178)	(179,857)	(337,035)	46,237	(178,300)	(132,063)
Federal Home Loan Bank stock	(5,502)	(1,785)	(7,287)	96	2,908	3,004
Investment securities	(69,671)	(27,937)	(97,608)	18,252	(32,882)	(14,630)
Total	(318,663)	(298,196)	(616,859)	132,644	(289,934)	(157,290)

Interest-bearing liabilities:
Savings accounts	181	(1,062)	(881)	631	(319)	312
Interest-bearing transaction accounts	(2,935)	(5,363)	(8,298)	7,852	(15,759)	(7,907)
Money market accounts	25,589	(5,032)	20,557	20,480	(34,539)	(14,059)
Time deposits	(33,494)	(25,717)	(59,211)	31,719	(117,186)	(85,467)
Repurchase agreements	(255,855)	38,296	(217,559)	(2,719)	7,431	4,712
FHLB advances	(57,833)	(83,741)	(141,574)	(6,620)	4,390	(2,230)
Total	(324,347)	(82,619)	(406,966)	51,343	(155,982)	(104,639)

Net change in net interest income	$5,684	$(215,577)	$(209,893)	$81,301	$(133,952)	$ (52,651)

Comparison of Operating Results for the Years Ended December 31, 2011 and 2010

General.      Net loss was $736.0 million for 2011, a decrease of $1.27 billion, or 237.0%, compared with net income of $537.2 million for 2010. Basic and diluted loss per common share were both $(1.49) for 2011 as compared to basic and diluted earnings per share of $1.09 for 2010. For 2011, our return on average shareholders’ equity was (14.72)%, compared with 9.66% for 2010. Our return on average assets for 2011 was (1.38)% as compared to 0.88% for 2010. The decrease in our return on average equity and assets is a result of the net loss for 2011 due primarily to the Transactions.

Interest and Dividend Income.      Total interest and dividend income for 2011 decreased $616.9 million, or 22.2%, to $2.17 billion from $2.78 billion for 2010. The decrease in total interest and dividend income was primarily due to a decrease in the average balance of total interest-earning assets of $7.47 billion, or 12.6%, to $51.80 billion for 2011 from $59.27 billion for 2010. The decrease in total interest and dividend income was also due to a decrease of 52 basis points in the weighted-average yield on total interest-earning assets to 4.18% for 2011 from 4.70% for 2010. The decrease in the average balance of total interest-earning assets was due primarily to the effects of the Transactions. The decrease in the average yield earned on our interest-earning assets reflects the elevated levels of repayments on mortgage-related assets and the calls on investment securities, and the reinvestment of those cash flows at current market interest rates.

For the year ended December 31, 2011, interest on first mortgage loans decreased $174.0 million, or 10.4%, to $1.49 billion from $1.67 billion for the year ended December 31, 2010. This was primarily due to a 29 basis point decrease in the weighted-average yield to 5.02% for 2011 from 5.31% for 2010. The decrease in interest income on mortgage loans was also due to a $1.68 billion decrease in the average balance of first mortgage loans to $29.72 billion for 2011 from $31.40 billion for 2010. Refinancing activity, which resulted in continued elevated levels of loan repayments, also had an impact on the average balance of our first mortgage loans during the year ended December 31, 2011. During the year ended December 31, 2011, existing mortgage customers, with accounts in good standing, refinanced or recast approximately $3.52 billion in mortgage loans with a weighted average rate of 5.33% to a new weighted average rate of 4.25%.

Interest on consumer and other loans decreased $2.7 million to $15.7 million for 2011 from $18.4 million for 2010. The average balance of consumer and other loans decreased $37.0 million to $309.2 million for 2011 as compared to $346.2 million for 2010 and the average yield earned decreased 23 basis points to 5.09% as compared to 5.32% for the same respective periods.

Interest on mortgage-backed securities decreased $337.0 million to $514.6 million for the year ended December 31, 2011 from $851.6 million for the year ended December 31, 2010. This decrease was due primarily to a 98 basis point decrease in the weighted-average yield to 3.16% during 2011 from 4.14% for 2010. The decrease in interest income on mortgage-backed securities was also due to a $4.26 billion decrease in the average balance of mortgage-backed securities to $16.30 billion during 2011 from $20.56 billion for 2010 due primarily to the effects of the Restructuring Transaction as well as elevated levels of principal prepayments as market interest rates remained low.

The decrease in the weighted average yield on mortgage-backed securities is a result of lower yields on securities purchased during 2010 when market interest rates were lower than the yield earned on the existing portfolio. In addition, mortgage-backed securities purchased before 2010 which have higher yields, continue to repay, thus reducing the average yield on our mortgage-backed portfolio.

Interest on investment securities decreased $97.6 million to $101.1 million during 2011 as compared to $198.7 million for 2010. This decrease was due primarily to a $1.97 billion decrease in the average balance to $3.02 billion and a decrease of 63 basis points in the average yield to 3.35% for 2011 as compared to 3.98% for 2010. The decrease in the average balance was due to the calls of $3.4 billion of investment securities during 2011. The decrease in the average yield earned reflects current market interest rates.

Dividends on FHLB stock decreased $7.3 million, or 15.8%, to $38.8 million for the year ended December 31, 2011 as compared to $46.1 million for the comparable period in 2010. This decrease was due primarily to a $108.4 million decrease in the average balance of FHLB stock to $770.3 million for 2011 from $878.7 million for the same period in 2010. In addition, the average dividend yield earned decreased to 5.04% for 2011 from 5.25% for 2010. As part of the membership requirements of the FHLB, we are required to hold a certain dollar amount of FHLB common stock based on our mortgage-related assets and borrowings from the FHLB. The decrease in the average balance of FHLB stock was due primarily to mandatory redemptions of stock due to a decrease in the amount of borrowings outstanding with the FHLB.

Interest on Federal funds sold amounted to $4.4 million for 2011 as compared to $2.6 million for 2010. The average balance of Federal funds sold amounted to $1.67 billion for 2011 as compared to $1.10 billion for the same period in 2010. The yield earned on Federal funds sold was 0.26% for 2011 and 0.24% for 2010.

The increase in the average balance of Federal funds sold for 2011 is primarily due to the timing of the extinguishment of borrowings in the Transactions relative to the timing of the receipt of the proceeds from securities sales, calls of investment securities and payments received on mortgage-related assets that were used to fund the extinguishments.

Interest Expense.     Total interest expense for 2011 decreased $407.0 million, or 25.5%, to $1.19 billion from $1.59 billion for 2010. This decrease was primarily due to a $7.06 billion, or 13.0%, decrease in the average balance of total interest-bearing liabilities to $47.34 billion for 2011 from $54.40 billion for 2010. The decrease in the average balance of total interest-bearing liabilities was primarily due to the reduction of total borrowings as part of the Transactions. The decrease in total interest expense was also due to a 42 basis point decrease in the weighted-average cost of total interest-bearing liabilities to 2.51% for 2011 compared with 2.93% for 2010.

Interest expense on our time deposit accounts decreased $59.3 million to $232.2 million for 2011 as compared to $291.5 million for 2010. This decrease was due to a $1.97 billion decrease in the average balance of time deposit accounts to $14.14 billion for 2011 from $16.11 billion for 2010 as a portion of our maturing time deposits transferred to our money market accounts. The shift to our money market accounts is due to the highly competitive rate offered on these accounts. The decrease in interest on time deposits was also due to a 17 basis point decrease in the weighted-average cost to 1.64% for 2011 compared with 1.81% for 2010 as maturing time deposits were renewed or replaced by new time deposits at lower rates.

Interest expense on money market accounts increased $20.6 million to $75.5 million for 2011 as compared to $54.9 million 2010. This increase was due to an increase in the average balance of money market accounts of $2.62 billion to $7.84 billion for 2011 as compared to $5.22 billion for 2010. This increase was partially offset by a decrease in the weighted-average cost of 9 basis points to 0.96% for 2011 compared with 1.05% for 2010. Interest expense on our interest-bearing transaction accounts decreased $8.3 million to $15.7 million for 2011 from $24.0 million for 2010. The decrease is due to a 25 basis point decrease in the weighted-average cost to 0.78%, and a $308.6 million decrease in the average balance to $2.02 billion for 2011 as compared to $2.32 billion for 2010.

The decrease in the average cost of deposits during 2011 reflected lower market interest rates and our decision in 2010 to lower deposit rates to slow deposit growth. At December 31, 2011, time deposits scheduled to mature within one year totaled $8.85 billion with an average cost of 1.24%. These time deposits are scheduled to mature as follows: $3.69 billion with an average cost of 1.15% in the first quarter of 2012, $2.10 billion with an average cost of 1.03% in the second quarter of 2012, $1.46 billion with an average cost of 1.39% in the third quarter of 2012 and $1.60 billion with an average cost of 1.55% in the fourth quarter of 2012. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with us as renewed time deposits or as transfers to other deposit products at the prevailing rate.

Interest expense on borrowed funds decreased $359.1 million to $858.2 million for 2011 as compared to $1.22 billion for 2010. This decrease was primarily due to a $7.43 billion decrease in the average balance of borrowed funds to $22.48 billion for 2011 from $29.91 billion for 2010. This decrease was also due to a 25 basis point decrease in the weighted-average cost of borrowed funds to 3.82% for 2011 as compared to 4.07% for 2010. The decrease in the average balance and cost of our borrowings is due to the effects of the Transactions.

Borrowings amounted to $15.08 billion at December 31, 2011 with an average cost of 3.87%. Borrowings scheduled to mature over the next 12 months are as follows: $900.0 million with an average cost of 0.98% in the first quarter of 2012, $750.0 million with an average cost of 0.74% in the second quarter of 2012 and $750.0 million with an average cost of 0.85% in the third quarter of 2012 and $500.0 million with an average cost of 0.98% in the fourth quarter of 2012.

At December 31, 2011, we had $2.68 billion of borrowings with put dates within one year as compared to $22.83 billion at December 31, 2010. We believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be put back will not increase substantially unless interest rates were to increase by at least 300 basis points. See “Liquidity and Capital Resources.”

Net Interest Income.      Net interest income decreased $209.9 million, or 17.6%, to $980.9 million for 2011 compared to $1.19 billion for 2010. During 2011, our net interest rate spread decreased 10 basis points to 1.67% for 2011 from 1.77% for 2010. Our net interest margin decreased 12 basis points to 1.89% during 2011 from 2.01% for 2010.

The decrease in our net interest margin and net interest rate spread was primarily due to the decrease in the weighted-average yield of our interest-earning assets and the decrease in the average balance of interest-earning assets. The yields on mortgage-related assets, which account for 88.9% of the average balance of interest-earning assets for the year ended December 31, 2011, remained at near-historic lows. The low market interest rates resulted in increased refinancing activity which caused a decrease in the yield we earned on mortgage-related assets as customers refinanced to lower mortgage rates and our new loan production and asset purchases were at the current low market interest rates.

Provision for Loan Losses.      The provision for loan losses amounted to $120.0 million for 2011 as compared to $195.0 million for 2010. The ALL amounted to $273.8 million and $236.6 million at December 31, 2011 and 2010, respectively. The decrease in the provision for loan losses for the year ended December 31, 2011 was due primarily to the stabilization in early-stage delinquencies, represented by loans that are 30 to 89 days delinquent, the decrease in net charge-offs and a decrease in the size of the loan portfolio in each case relative to the year ended December 31, 2010. These factors were tempered by the continued decline in home prices, although at a slower rate than during the recent recessionary cycle, continued elevated levels of unemployment and an increase in the growth rate of non-performing loans during the second half of 2011 as compared to the first six months of 2011. We recorded our provision for loan losses during 2011 based on our ALL methodology that considers a number of quantitative and qualitative factors, including the amount of non-performing loans, the loss experience of our non-performing loans, recent collateral valuations, conditions in the real estate and housing markets, current economic conditions, particularly continued elevated levels of unemployment, and growth or shrinkage in the loan portfolio. See “Critical Accounting Policies – Allowance for Loan Losses.”

Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties. Our loan growth is primarily concentrated in one- to four-family mortgage loans with original loan-to-value (“LTV”) ratios of less than 80%. The average LTV ratio of our 2011 first mortgage loan originations and our total first mortgage loan portfolio were 61% and 60%, respectively using the appraised value at the time of origination. The value of the property used as collateral for our loans is dependent upon local market conditions. As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations. Based on our analysis of the data for 2011, we concluded that home values in our lending markets continued to decline from 2010 levels, as evidenced by reduced levels of sales, increasing inventories of houses on the market, declining house prices and an increase in the length of time houses remain on the market.

The national economy was in a recessionary cycle during 2009 and 2010 with the housing and real estate markets suffering significant losses in value. Economic conditions have improved but at a slower pace than anticipated during 2011. Home sale activity and real estate valuations remained at reduced levels during 2011 and unemployment, while improving, remained at elevated levels. We continue to closely monitor the local and national real estate markets and other factors related to risks inherent in our loan portfolio.

Non-performing loans amounted to $1.02 billion at December 31, 2011 as compared to $871.3 million at December 31, 2010. Non-performing loans at December 31, 2011 included $1.01 billion of one- to four-family first mortgage loans as compared to $858.3 million at December 31, 2010. The ratio of non-performing loans to total loans was 3.48% at December 31, 2011 compared to 2.82% at December 31, 2010. Loans delinquent 30 to 59 days amounted to $427.2 million at December 31, 2011 as compared to $418.9 million at December 31, 2010. Loans delinquent 60 to 89 days amounted to $187.4 million at December 31, 2011 as compared to $193.2 million at December 31, 2010. Foreclosed real estate amounted to $40.6 million at December 31, 2011 as compared to $45.7 million at December 31, 2010. Accordingly, total early stage delinquencies (loans 30 to 89 days past due) increased $2.5 million to $614.6 million at December 31, 2011 from $612.1 million at December 31, 2010. As a result of our underwriting policies, our borrowers typically have a significant amount of equity, at the time of origination, in the underlying real estate that we use as collateral for our loans. Due to the steady deterioration of real estate values in recent years, the LTV ratios based on appraisals obtained at time of origination do not necessarily indicate the extent to which we may incur a loss on any given loan that may go into foreclosure. However, our lower average LTV ratios at origination have helped to moderate our charge-offs.

At December 31, 2011, the ratio of the ALL to non-performing loans was 26.77% as compared to 27.15% at December 31, 2010. The ratio of the ALL to total loans was 0.93% at December 31, 2011 as compared to 0.77% at December 31, 2010. Changes in the ratio of the ALL to non-performing loans is not, absent other factors, an indication of the adequacy of the ALL since there is not necessarily a direct relationship between changes in various asset quality ratios and changes in the ALL, non-performing loans and losses we may incur on our loan portfolio. In the current economic environment, a loan generally becomes non-performing when the borrower experiences financial difficulty. In many cases, the borrower also has a second mortgage or home equity loan on the property. In substantially all of these cases, we do not hold the second mortgage or home equity loan as this is not a business we have actively pursued.

We generally obtain new collateral values by the time a loan becomes 180 days past due. If the estimated fair value of the collateral (less estimated selling costs) is less than the recorded investment in the loan, we charge-off an amount to reduce the loan to the fair value of the collateral less estimated selling costs. As a result, certain losses inherent in our non-performing loans are being recognized as charge-offs which may result in a lower ratio of the ALL to non-performing loans. Charge-offs amounted to $97.1 million for 2011 as compared to $110.8 million for 2010. Recoveries of amounts previously charged-off amounted to $14.3 million for 2011 as compared to $12.3 million for 2010. Write-downs and net losses on the sale of foreclosed real estate amounted to $7.5 million for 2011 as compared to $2.7 million for 2010. The results of our reappraisal process and our recent charge-off history are considered in the determination of the ALL.

As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations including the FHFA and Case Shiller. Our Asset Quality Committee (“AQC”) uses these indices and a stratification of our loan portfolio by state as part of its quarterly determination of the ALL. We do not apply different loss factors based on geographic locations since, at December 31, 2011, 81.7% of our loan portfolio and 77.6% of our non-performing loans were located in the New York metropolitan area. We generally obtain updated collateral values by the time a loan becomes 180 days past due and annually thereafter, which we believe identifies potential charge-offs more accurately than a house price index that is based on a wide geographic area and includes many different types of houses. However, we use house price indices to identify geographic trends in housing markets to determine if an overall adjustment to the ALL is required based on loans we have in those geographic areas and to determine if changes in the loss factors used in the ALL quantitative analysis are necessary. Our quantitative analysis of the ALL accounts for increases in non-performing loans by applying progressively higher risk factors to loans as they become more delinquent.

Due to the nature of our loan portfolio, our evaluation of the adequacy of our ALL is performed primarily on a “pooled” basis. Each month we prepare an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type (fixed and variable one- to four-family, multi-family, commercial, construction, etc.), loan source (originated or purchased) and payment status (i.e., current or number of days delinquent).

Loans with known potential losses are categorized separately. We assign estimated loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to our loss experience, delinquency trends, portfolio growth and environmental factors such as the status of the regional economy and housing market, in order to ascertain that the loss factors cover probable and estimable losses inherent in the portfolio. Based on our recent loss experience on non-performing loans, we increased certain loss factors used in our quantitative analysis of the ALL for our one- to four- family first mortgage loans during 2011. We define our loss experience on non-performing loans as the ratio of the excess of the loan balance (including selling costs) over the updated collateral value to the principal balance of loans for which we have updated valuations. We generally obtain updated collateral values by the time a loan becomes 180 days past due and on an annual basis thereafter for as long as the loan remains non-performing. Based on our analysis, our estimated loss experience on our non-performing one- to four-family first mortgage loans was approximately 13.5% during 2011 as compared to 13.3% in 2010 and 11.0% in 2009. The recent adjustment in our loss factors did not have a material effect on the ultimate level of our ALL or on our provision for loan losses. If our future loss experience requires additional increases in our loss factors, this may result in increased levels of loan loss provisions.

In addition to our loss experience, we also use environmental factors and qualitative analyses to determine the adequacy of our ALL. This analysis includes further evaluation of economic factors, such as trends in the unemployment rate, as well as ratio analysis to evaluate the overall measurement of the ALL, a review of delinquency ratios, net charge-off ratios and the ratio of the ALL to both non-performing loans and total loans. The qualitative review is used to reassess the overall determination of the ALL and to ensure that directional changes in the ALL and the provision for loan losses are supported by relevant internal and external data.

We consider the average LTV ratio of our non-performing loans and our total portfolio in relation to the overall changes in house prices in our lending markets when determining the ALL. This provides us with a “macro” indication of the severity of potential losses that might be expected. Since substantially all our portfolio consists of first mortgage loans on residential properties, the LTV ratio is particularly important to us when a loan becomes non-performing. The weighted average LTV ratio in our one- to four-family mortgage loan portfolio at December 31, 2011 was approximately 60%, using appraised values at the time of origination. The average LTV ratio of our non-performing loans was approximately 74% at December 31, 2011. Based on the valuation indices, house prices have declined in the New York metropolitan area, where 77.6% of our non-performing loans were located at December 31, 2011, by approximately 24% from the peak of the market in 2006 through November 2011 and by 33% nationwide during that period. Changes in house values may affect our loss experience which may require that we change the loss factors used in our quantitative analysis of the ALL. There can be no assurance whether significant further declines in house values may occur and result in higher loss experience and increased levels of charge-offs and loan loss provisions.

Net charge-offs amounted to $82.8 million for 2011 as compared to net charge-offs of $98.5 million for 2010. Net charge-offs as a percentage of average loans was 0.28% for 2011 as compared to 0.31% for 2010. Our charge-offs on non-performing loans have historically been low due to the amount of underlying equity in the properties collateralizing our first mortgage loans. Until the recent recessionary cycle, it was our experience that as a non-performing loan approached foreclosure, the borrower sold the underlying property or, if there was a second mortgage or other subordinated lien, the subordinated lien holder would purchase the property to protect their interest thereby resulting in the full payment of principal and interest to Hudson City Savings. Due to the unprecedented level of foreclosures and the desire by most states to slow the foreclosure process, we continue to experience a time frame to repayment or foreclosure ranging from 30 to 36 months from the initial non-performing period. These delays have impacted our level of non-performing loans as these loans take longer to migrate to real estate owned and ultimate disposition. In addition, the highly publicized foreclosure issues that have recently affected the nation’s largest mortgage loan servicers has resulted in greater court and state attorney general scrutiny, and our foreclosure process and timing to completion of foreclosures may be further delayed. If real estate prices do not improve or continue to decline, this extended time may result in further charge-offs. In addition, current conditions in the housing market have made it more difficult for borrowers to sell homes to satisfy the mortgage and second lien holders and are less likely to repay our loan if the value of the property is not enough to satisfy their loan. We continue to closely monitor the property values underlying our non-performing loans during this timeframe and take appropriate charge-offs when the loan balances exceed the underlying property values.

At December 31, 2011 and December 31, 2010, commercial and construction loans evaluated for impairment in accordance with Financial Accounting Standards Board (“FASB”) guidance amounted to $14.6 million and $16.7 million, respectively. Based on this evaluation, we established an ALL of $4.4 million for loans classified as impaired at December 31, 2011 compared to $5.1 million at December 31, 2010.

Although we believe that we have established and maintained the ALL at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Changes in our loss experience on non-performing loans, the loss factors used in our quantitative analysis of the ALL and continued increases in overall loan delinquencies can have a significant impact on our need for increased levels of loan loss provisions in the future. Although we use the best information available, the level of the ALL remains an estimate that is subject to significant judgment and short-term change. See “Critical Accounting Policies.”

Non-Interest Income.      Total non-interest income was $113.9 million for the year ended December 31, 2011 as compared to $163.0 million for the same period in 2010. Included in non-interest income for the year ended December 31, 2011 were net gains on securities transactions of $102.5 million which resulted from the sale of $9.04 billion of securities available-for-sale. Substantially all of the proceeds from the sale of securities were used to repay borrowings as part of the Restructuring Transaction. Included in non-interest income for the year ended December 31, 2010 were net gains on securities transactions of $152.6 million which resulted from the sale of $3.92 billion of mortgage-backed securities available-for-sale.

Non-Interest Expense.    Total non-interest expense amounted to $2.23 billion for the year ended December 31, 2011 from $266.4 million for the year ended December 31, 2010. Included in total non-interest expense for 2011 was a $1.90 billion loss on the extinguishment of debt related to the Transactions.

Compensation and employee benefit costs decreased $20.7 million, or 15.5%, to $113.1 million for 2011 as compared to $133.8 million for 2010. This decrease is primarily due to a $21.5 million decrease in expense related to our stock benefit plans primarily as a result of the decrease in the market price of our common stock and a $929,000 decrease in compensation costs. These decreases were partially offset by a $984,000 increase in medical plan expense and an $872,000 increase in pension costs. The decrease in compensation costs is due primarily to a decrease in incentive compensation expense for 2011 partially offset by normal salary increases as well as an increase in the number of full-time equivalent employees. At December 31, 2011, we had 1,586 full-time equivalent employees as compared to 1,562 at December 31, 2010.

For the year ended December 31, 2011 Federal deposit insurance increased $65.0 million, or 116.2%, to $121.0 million from $56.0 million for the year ended December 31, 2010. This increase was due primarily to the new deposit assessment methodology adopted by the Federal Deposit Insurance Corporation that became effective on April 1, 2011 and which redefined the assessment base as average consolidated total assets minus average tangible equity. Previously, deposit insurance assessments were based on the amount of deposits.

Included in other non-interest expense for the year ended December 31, 2011 were write-downs and net losses on the sale of foreclosed real estate of $7.5 million as compared to $2.7 million for the comparable period in 2010. We sold 156 properties during the year of 2011 as compared to 71 properties for the same period in 2010.

For the year ended December 31, 2011, our efficiency ratio was 32.68% compared with 19.68% for the year ended December 31, 2010. The calculation of the efficiency ratio is on page 3 of this Annual Report. Our ratio of non-interest expense to average total assets for the year ended December 31, 2011 was 4.20% compared with 0.44% for the corresponding period in 2010.

Income Taxes.      Income tax benefit amounted to $519.3 million for 2011 compared with income tax expense $355.2 million for 2010. Our effective tax rate for 2011 was 41.37% compared with 39.80% for 2010. The income tax benefit for 2011 was due to the loss before income taxes of $1.26 billion.

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

Provision for Loan Losses.      The provision for loan losses amounted to $195.0 million for 2010 as compared to $137.5 million for 2009. The ALL amounted to $236.6 million and $140.1 million at December 31, 2010 and 2009, respectively. The increase in the provision for loan losses for the year ended December 31, 2010 and the resulting increase in the ALL is due primarily to the increase in non-performing loans during 2010, continuing elevated levels of unemployment and an increase in charge-offs. In addition, although home prices appear to have started to stabilize, conditions in the housing markets in many of our lending markets remain weak. We recorded our provision for loan losses during 2010 based on our ALL methodology that considers a number of quantitative and qualitative factors, including the amount of non-performing loans, the loss experience of our non-performing loans, conditions in the real estate and housing markets, current economic conditions, particularly increasing levels of unemployment, and growth in the loan portfolio. See “Critical Accounting Policies – ALL.”

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

As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations including the Federal Housing Finance Agency (“FHFA”). Our AQC uses these indices and a stratification of our loan portfolio by state as part of its quarterly determination of the ALL. We generally obtain updated collateral values by the time a loan becomes 180 days past due which we believe identifies potential charge-offs more accurately than a house price index that is based on a wide geographic area and includes many different types of houses. However, we use the house price indices to identify geographic areas experiencing weaknesses in housing markets to determine if an overall adjustment to the ALL is required based on loans we have in those geographic areas and to determine if changes in the loss factors used in the ALL quantitative analysis are necessary. Our quantitative analysis of the ALL accounts for increases in non-performing loans by applying progressively higher risk factors to loans as they become more delinquent.

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

The following table presents the composition of our loan portfolio in dollar amounts and in percentages of the total portfolio at December 31:

	2011		2010

	Amount	Percent of Total	Amount	Percent of Total

	(Dollars in thousands)

First mortgage loans:
One- to four-family:
Amortizing	$23,480,909	80.05%	$24,912,935	80.56%
Interest-only	4,779,863	16.30	5,136,463	16.61
FHA/VA	734,781	2.51	499,724	1.62
Multi-family and commercial	39,634	0.14	48,067	0.16
Construction	4,929	0.02	9,081	0.03

Total first mortgage loans	29,040,116	99.02	30,606,270	98.98

Consumer and other loans
Fixed-rate second mortgages	131,597	0.45	160,896	0.52
Home equity credit lines	134,502	0.46	137,467	0.44
Other	21,130	0.07	19,264	0.06

Total consumer and other loans	287,229	0.98	317,627	1.02

Total loans	29,327,345	100.00%	30,923,897	100.00%

Deferred loan costs	83,805		86,633
Allowance for loan losses	(273,791)		(236,574)

Net loans	$29,137,359		$30,773,956

At December 31, 2011, first mortgage loans secured by one-to four-family properties accounted for 98.9% of total loans. Fixed-rate mortgage loans represent 66.8% of our first mortgage loans. Compared to adjustable-rate loans, fixed-rate loans possess less inherent credit risk since loan payments do not change in response to changes in interest rates. In addition, we do not originate or purchase loans with payment options, negative amortization loans or sub-prime loans. We believe our loans, when made, were amply collateralized and otherwise conformed to our prime lending standards.

Included in our loan portfolio at December 31, 2011 are interest-only one-to four-family residential loans of approximately $4.78 billion, or 16.3%, of total loans as compared to $5.14 billion, or 16.6%, of total loans at December 31, 2010. These loans are originated as adjustable rate mortgage loans with initial terms of five, seven or ten years with the interest-only portion of the payment based upon the initial loan term, or offered on a 30-year fixed-rate loan, with interest-only payments for the first 10 years of the loan. At the end of the initial 5-, 7- or 10-year interest-only period, the loan payment will adjust to include both principal and interest and will amortize over the remaining term so the loan will be repaid at the end of its original life. These loans are underwritten using the fully-amortizing payment amount. Non-performing interest-only loans amounted to $213.9 million, or 20.9%, of non-performing loans at December 31, 2011 as compared to non-performing interest-only loans of $179.3 million, or 20.6%, of non-performing loans at December 31, 2010.

In addition to our full documentation loan program, we originate and purchase loans to certain eligible borrowers as limited documentation loans. Generally the maximum loan amount for limited documentation loans is $750,000 and these loans are subject to higher interest rates than our full documentation loan products. We require applicants for limited documentation loans to complete a Freddie Mac/Fannie Mae loan application and request income, asset and credit history information from the borrower. Additionally, we verify asset holdings and obtain credit reports from outside vendors on all borrowers to ascertain the credit history of the borrower. Applicants with delinquent credit histories usually do not qualify for the limited documentation processing, although delinquencies that are adequately explained will not prohibit processing as a limited documentation loan. We reserve the right to verify income and do require asset verification but we may elect not to verify or corroborate certain income information where we believe circumstances warrant. We are able to provide data relating to limited documentation loans that we originate. Originated loans overall represent 70.1% of our one- to four- family first mortgage loans. As part of our wholesale loan program, we allow sellers to include limited documentation loans in each pool of purchased mortgage loans but limit the amount of these loans to be no more than 10% of the principal balance of the purchased pool. In addition, these loans must have a maximum LTV ratio of 60% and meet other characteristics such as maximum loan size. However, we have not tracked wholesale limited documentation loans on our mortgage loan system. Included in our loan portfolio at December 31, 2011 are $3.85 billion of originated amortizing limited documentation loans and $956.2 million of originated limited documentation interest-only loans. Non-performing loans at December 31, 2011 include $126.9 million of originated amortizing limited documentation loans and $71.0 million of originated interest-only limited documentation loans. Included in our loan portfolio at December 31, 2010 are $3.38 billion of originated amortizing limited documentation loans and $938.8 million of originated limited documentation interest-only loans. Non-performing loans at December 31, 2010 include $91.5 million of originated amortizing limited documentation loans and $58.3 million of originated interest-only limited documentation loans.

The following table presents the geographic distribution of our total loan portfolio, as well as the geographic distribution of our non-performing loans at December 31:

	2011		2010

	Total loans	Non-performing Loans	Total loans	Non-performing Loans

New Jersey	44.7%	51.3%	44.0%	45.7%
New York	22.4	19.5	19.9	18.7
Connecticut	14.6	6.8	14.5	6.5

Total New York metropolitan area	81.7	77.6	78.4	70.9

Pennsylvania	4.7	1.4	3.1	1.2
Virginia	2.6	2.9	3.5	4.6
Illinois	2.3	4.7	3.0	4.9
Maryland	2.0	3.2	2.7	4.4
All others	6.7	10.2	9.3	14.0

Total Outside New York metropolitan area	18.3	22.4	21.6	29.1

	100.0%	100.0%	100.0%	100.0%

Non-Performing Assets

The following table presents information regarding non-performing assets as of the dates indicated.

	At December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands)
Non-accrual loans:
Residential first mortgage loans	$914,291	$794,106	$581,786	$200,642	$69,904
Multi-family and commercial mortgages	2,223	1,117	1,414	1,854	2,028
Construction loans	4,344	7,560	6,624	7,610	647
Consumer and other loans	4,353	4,320	1,916	626	956

Total non-accrual loans	925,211	807,103	591,740	210,732	73,535
Accruing loans delinquent 90 days or more	97,476	64,156	35,955	6,842	5,867
Total non-performing loans	1,022,687	871,259	627,695	217,574	79,402
Foreclosed real estate, net	40,619	45,693	16,736	15,532	4,055
Total non-performing assets	$1,063,306	$916,952	$644,431	$233,106	$83,457

Non-performing loans to total loans	3.48%	2.82%	1.98%	0.74%	0.33%
Non-performing assets to total assets	2.34	1.50	1.07	0.43	0.19

Loans that are past due 90 days or more and still accruing interest are loans that are insured by the Federal Housing Administration (the “FHA”).

Non-performing loans exclude loans which have been restructured and are accruing and performing in accordance with the terms of their restructure agreement. Restructured accruing loans totaled $55.1 million at December 31, 2011 and $11.1 million at December 31, 2010. Restructured loans included in non-performing loans totaled $11.4 million at December 30, 2011. There were no non-performing restructured loans at December 31, 2010. In addition, there were no troubled debt restructurings at December 31, 2009, 2008 and 2007.

During 2011, we adopted a Loan Modification Policy that, among other things, expands the modified loan programs currently offered by the Bank. We anticipate that we will begin to modify loans pursuant to this policy in the first quarter of 2012 which may result in an increase in loans classified as troubled debt restructurings.

The following table presents information regarding our non-performing residential first mortgage loans at December 31:

	2011	2010	2009
	(Dollars in thousands)

Non-accrual residential first mortgage loans:
Amortizing residential first mortgage loans	$700,429	$614,758	$ 499,550
Interest-only residential first mortgage loans	213,862	179,348	82,236

The following table is a comparison of our delinquent loans at December 31, 2011 and 2010:

	30-59 Days		60-89 Days		90 Days or More

At December 31, 2011	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans

One- to four- family first mortgages:	(Dollars in thousands)
Amortizing	941	$326,284	430	$149,772	2,344	$700,429
Interest-only	76	63,360	27	27,833	209	213,862
FHA/VA first mortgages	147	30,815	40	8,774	377	97,476
Multi-family and commercial mortgages	3	1,521	1	393	4	2,223
Construction loans	-	-	-	-	4	4,344
Consumer and other loans	46	5,209	11	632	49	4,353

Total	1,213	$427,189	509	$187,404	2,987	$1,022,687

Delinquent loans to total loans		1.46%		0.64%		3.48%

At December 31, 2010

One- to four- family first mortgages:
Amortizing	940	$342,990	415	$151,800	1,839	$614,758
Interest-only	72	47,479	45	29,570	305	179,348
FHA/VA first mortgages	96	20,594	40	9,730	234	64,156
Multi-family and commercial mortgages	4	3,199	2	1,199	4	1,117
Construction loans	-	-	-	-	6	7,560
Consumer and other loans	45	4,644	14	946	42	4,320

Total	1,157	$418,906	516	$193,245	2,430	$871,259

Delinquent loans to total loans		1.35%		0.62%		2.82%

We adopted Accounting Standards Update (“ASU”) No. 2011-02 on April 1, 2011 which provides additional guidance to creditors for evaluating whether a modification or restructuring of a receivable is a troubled debt restructuring. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that the restructuring constitutes a concession and the borrower is experiencing financial difficulties. As a result of our adoption of ASU No. 2011-02, in the second quarter of 2011 we determined that approximately $26.2 million of residential mortgage loans were troubled debt restructurings that were not previously considered as such.

Loans modified in a troubled debt restructuring totaled $66.5 million at December 31, 2011 of which $7.4 million are 30 to 59 days past due, $4.8 million are 60 to 89 days past due and $11.4 million are 90 days or more past due and are included in non-accrual loans. The remaining troubled debt restructurings were current at December 31, 2011 and have complied with the terms of their restructure agreement. We discontinue accruing interest on troubled debt restructurings that are past due 90 days or more or if we believe we will not collect all amounts contractually due. Approximately $3.3 million of troubled debt restructurings that were previously accruing interest became 90 days or more past due during 2011 for which we ceased accruing interest. At December 31, 2010, loans modified in a troubled debt restructuring totaled $11.1 million all of which were current at the time of their restructuring and were in compliance with the terms of their restructure agreement at December 31, 2010.

Loans that were modified in a troubled debt restructuring primarily represent loans that have been in a deferred payment plan for an extended period of time, generally in excess of six months, loans that have had past due amounts capitalized as part of the loan balance, loans that have a confirmed Chapter 13 bankruptcy status and other repayment plans. These loans are individually evaluated for impairment to determine if the carrying value of the loan is in excess of the fair value of the collateral or the present value of the loan’s expected future cash flows.

The following table is a comparison of our troubled debt restructuring by class as of the date indicated.

	December 31, 2011			December 31, 2010

	Number of Contracts	Pre-restructuring Outstanding Recorded Investment	Post-restructuring Outstanding Recorded Investment	Number of Contracts	Pre-restructuring Outstanding Recorded Investment	Post-restructuring Outstanding Recorded Investment

	(In thousands)

Troubled debt restructurings:
One-to-four family first mortgages:
Amortizing	146	$57,336	$53,831	6	$2,014	$2,031
Interest-only	9	4,970	4,799	1	1,093	1,103
Multi-family and commercial mortgages	2	7,911	7,911	2	7,911	7,911

Total	157	$70,217	$66,541	9	$11,018	$11,045

Upon request, we will generally agree to a short-term payment plan for certain residential mortgage loan borrowers. Many of these customers are current as to their mortgage payments, but may be anticipating a short-term cash flow need and want to protect their credit history. The extent of these plans is generally limited to a six-month deferral of principal payments. Pursuant to these short-term payment plans, we do not modify mortgage notes, recast legal documents, extend maturities or reduce interest rates. We also do not forgive any interest or principal. These loans have not been classified as troubled debt restructurings since we collect all principal and interest, the deferral period is short and any reduction in the present value of cash flows is due to the insignificant delay in the timing of principal payments. As a result, these restructurings did not meet the requirements in ASU No. 2011-02 to be considered a troubled debt restructuring. The principal balance of loans with payment plans at December 31, 2011 amounted to $28.1 million, including $19.7 million of loans that are current, $2.0 million that are 30 to 59 days past due, $3.1 million that are 60 to 89 days past due and $3.3 million that are non-accrual loans and 90 days or more past due. The principal balance of loans with payment plans at December 31, 2010 amounted to $81.3 million, including loans that were determined to be troubled debt restructurings as a result of our adoption of ASU No. 2011-02 in 2011. Of the $81.3 million of loans in payment plans at December 31, 2010, $54.4 million were current, $13.9 million were 30 to 59 days past due, $4.7 million were 60 to 89 days past due and $8.3 million were 90 days or more past due.

Foreclosed real estate amounted to $40.6 million at December 31, 2011 as compared to $45.7 million at December 31, 2010. During 2011, we sold 156 properties as compared to 71 properties during 2010. Writedowns and net losses on the sale of foreclosed real estate amounted to $7.5 million in 2011 as compared to $2.7 million in 2010. We expect the number of properties and the amount of foreclosed real estate to increase in 2012 as the back-log of properties in foreclosure are processed by the various courts in our market areas. Unless real estate market conditions significantly further deteriorate, we do not expect a material increase in our charge-offs or writedowns on foreclosed real estate since we obtain updated collateral valuations on loans by the time they become 180 days or more past due and annually thereafter and record a charge-off if the updated collateral value (less estimated selling costs) is less than the loan balance.

Allowance for Loan Losses

The following table presents the activity in our ALL at or for the dates indicated.

	For the Year Ended December 31,

	2011	2010	2009

	(Dollars in thousands)

Balance at beginning of period	$ 236,574	$ 140,074	$ 49,797

Provision for loan losses	120,000	195,000	137,500
Charge-offs:
First mortgage loans	(96,714)	(110,669)	(48,097)
Consumer and other loans	(382)	(102)	(36)

Total charge-offs	(97,096)	(110,771)	(48,133)
Recoveries	14,313	12,271	910

Net charge-offs	(82,783)	(98,500)	(47,223)

Balance at end of period	$ 273,791	$ 236,574	$ 140,074

Allowance for loan losses to total loans	0.93%	0.77%	0.44
Allowance for loan losses to non-performing loans	26.77	27.15	22.32
Net charge-offs as a percentage of average loans	0.28	0.31	0.15

The following table presents our allocation of the ALL by loan category and the percentage of loans in each category to total loans at the dates indicated.

	At December 31, 2011		At December 31, 2010
	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans
	(Dollars in thousands)

First mortgage loans:
One- to four-family	$ 264,922	98.86%	$ 227,224	98.79%
Other first mortgages	5,116	0.16	6,147	0.19

Total first mortgage loans	270,038	99.02	233,371	98.98

Consumer and other loans	3,753	0.98	3,203	1.02

Total allowance for loan losses	$ 273,791	100.00%	$ 236,574	100.00%

Investments

We invest primarily in mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, as well as other securities issued by GSEs. These securities account for substantially all of our securities. We do not purchase unrated or private label mortgage-backed securities. There were no debt securities past due or securities for which the Company currently believes it is not probable that it will collect all amounts due according to the contractual terms of the security.

The Company had two collateralized borrowings in the form of repurchase agreements totaling $100.0 million with Lehman Brothers, Inc. Lehman Brothers, Inc. is currently in liquidation under the Securities Industry Protection Act (“SIPA”). Mortgage-backed securities with an amortized cost of approximately $114.1 million were pledged as collateral for these borrowings and we demanded the return of this collateral. The trustee for the SIPA liquidation of Lehman Brothers, Inc. (the “Trustee”) notified the Company in the fourth quarter of

2011 that it no longer holds these securities and considers our claim to be approximately $13.9 million representing the excess of the market value of the collateral over the $100 million repurchase price. While we dispute the Trustee’s calculation of the claim, as a result of the Trustee’s position, we removed the mortgage-backed securities and the borrowings from our balance sheet and recorded the net amount as a receivable included in other assets (the “Net Claim”). While we intend to pursue full recovery of our Net Claim, during the fourth quarter of 2011 we established a reserve of $3.9 million against the receivable balance at December 31, 2011. There can be no assurances as to the amount of the final settlement of this transaction.

Liquidity and Capital Resources

The term “liquidity” refers to our ability to generate adequate amounts of cash to fund loan originations, loan and security purchases, deposit withdrawals, repayment of borrowings and operating expenses. Our primary sources of funds are deposits, borrowings, the proceeds from principal and interest payments on loans and mortgage-backed securities, the maturities and calls of investment securities and funds provided by our operations. Deposit flows, calls of investment securities and borrowed funds, and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, national and local economic conditions and competition in the marketplace. These factors reduce the predictability of the receipt of these sources of funds. Our membership in the FHLB provides us access to additional sources of borrowed funds. We also have the ability to access the capital markets, depending on market conditions.

Our primary investing activities are the origination and purchase of one-to four-family real estate loans and consumer and other loans, the purchase of mortgage-backed securities, and the purchase of investment securities. These activities are funded primarily by borrowings, deposit growth and the proceeds from principal and interest payments on loans, mortgage-backed securities and investment securities. We originated $4.93 billion and purchased $344.8 million of loans during 2011 as compared to $5.83 billion and $764.3 million during 2010. Our loan purchase activity has significantly declined as the GSEs have been actively purchasing loans as part of their efforts to keep mortgage rates low to support the housing market during the recent economic recession. As a result, the sellers from whom we have historically purchased loans are originating loans at lower rates than we would accept, selling many of their loans to the GSEs or retaining these loans in their own portfolios. We expect that the amount of loan purchases will continue to be at reduced levels for the near-term. Principal repayments on loans amounted to $6.71 billion for 2011 as compared to $7.26 billion for the same period in 2010. Elevated levels of refinancing activity caused by low market interest rates have caused increased levels of repayments to continue during 2011. At December 31, 2011, commitments to originate mortgage loans amounted to $437.9 million as compared to $519.0 million at December 31, 2010. At December 31, 2011, commitments to purchase mortgage loans amounted to $140,000 as compared to $500,000 at December 31, 2010.

Purchases of mortgage-backed securities during 2011 were $3.05 billion as compared to $15.49 billion during 2010, including securities purchased with settlement dates in 2011. Principal repayments on mortgage-backed securities amounted to $4.60 billion for 2011 as compared to $8.37 billion for 2010. The decrease in principal repayments was due primarily to a reduction in the size of our mortgage-backed securities portfolio as a result of the Restructuring Transaction. We sold $8.96 billion of mortgage-backed securities during 2011, resulting in a gain of $100.0 million. Substantially all of the proceeds from the sales of mortgage-backed securities were used to repay borrowings as part of the Restructuring Transaction. We sold $3.92 billion of mortgage-backed securities during the year ended December 31, 2010, resulting in a gain of $152.6 million.

We did not purchase investment securities during 2011. We purchased $5.90 billion of investment securities during 2010. There were $3.40 billion of calls of investment securities during 2011 as compared to $7.07 billion for 2010. We sold $80.0 million of investment securities during 2011 resulting in a gain of $2.5 million.

At December 31, 2011, we had mortgage-backed securities and investment securities with an amortized cost of $8.97 billion that were used as collateral for securities sold under agreements to repurchase and at that date we had $4.71 billion of unencumbered securities.

As part of the membership requirements of the FHLB, we are required to hold a certain dollar amount of FHLB common stock based on our mortgage-related assets and borrowings from the FHLB. During 2011, we had net redemptions of $361.4 million of FHLB common stock. During 2010, we had net redemptions of $2.8 million of FHLB common stock. The redemptions in 2011 were due to a decrease in the amount of borrowings we had with the FHLB.

Our primary financing activities consist of gathering deposits, engaging in wholesale borrowings, repurchases of our common stock and the payment of dividends.

Total deposits increased $334.6 million during 2011 as compared to $595.1 million for 2010. Deposit flows are typically affected by the level of market interest rates, the interest rates and products offered by competitors, the volatility of equity markets, and other factors. We lowered our deposit rates during 2010 to slow our deposit growth since the low yields that are available to us for mortgage-related assets and investment securities have made a growth strategy less prudent until market conditions improve. At December 31, 2011, time deposits scheduled to mature within one year totaled $8.85 billion with an average cost of 1.24%. These time deposits are scheduled to mature as follows: $3.69 billion with an average cost of 1.15% in the first quarter of 2012, $2.10 billion with an average cost of 1.03% in the second quarter of 2012, $1.46 billion with an average cost of 1.39% in the third quarter of 2012 and $1.60 billion with an average cost of 1.55% in the fourth quarter of 2012. We anticipate that we will have sufficient resources to meet this current funding commitment. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with us as renewed time deposits or as transfers to other deposit products at the prevailing interest rate.

We have, in the past, primarily used wholesale borrowings to fund our investing activities. During 2011 we completed the Transactions which reduced our reliance on structured putable borrowings for funding purposes and as part of our overall interest rate risk strategy. As part of the Transactions, we paid off $16.8 billion of structured putable borrowings and re-borrowed $5.0 billion of new short-term fixed-maturity borrowings. In addition, approximately $4.20 billion of borrowings matured during 2011 and were repaid. The Transactions have improved our overall liquidity position by significantly reducing our reliance on structured putable borrowings. At December 31, 2011, we had $7.93 billion of structured putable borrowings with a weighted-average rate of 4.47% as compared to $29.08 billion of structured putable borrowings with a weighted average cost of 4.03% at December 31, 2010. Structured putable borrowings with put dates within one year amounted to $2.68 billion at December 31, 2011 as compared to $22.83 billion at December 31, 2010. We anticipate that none of these borrowings will be put back assuming current market interest rates remain stable. We believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be put back will not increase substantially unless interest rates were to increase by at least 300 basis points. At December 31, 2011 we had a concentration of borrowings with a single counterparty with $8.93 billion of borrowings with the FHLB. We do not believe this concentration creates a material liquidity risk to us.

Our remaining borrowings are fixed-rate, fixed maturity borrowings of $7.15 billion with a weighted-average rate of 3.21%. Borrowings scheduled to mature over the next 12 months are as follows: $900.0 million with an average cost of 0.98% in the first quarter of 2012, $750.0 million with an average cost of 0.74% in the second quarter of 2012 and $750.0 million with an average cost of 0.85% in the third quarter of 2012 and $500.0 million with an average cost of 0.98% in the fourth quarter of 2012.

Our liquidity management process is structured to meet our daily funding needs and cover both expected and unexpected deviations from normal daily operations. The primary tools we use for measuring and managing liquidity risk include cash flow projections, diversified funding sources, stress testing, a cushion of liquid assets, and a formal, well developed contingency funding plan.

Cash dividends paid during 2011 were $192.7 million. We have not purchased any of our common shares during the year ended December 31, 2011 pursuant to our repurchase programs. At December 31, 2011, there remained 50,123,550 shares available for purchase under existing stock repurchase programs.

The primary source of liquidity for Hudson City Bancorp, the holding company of Hudson City Savings, is capital distributions from Hudson City Savings. At December 31, 2011, Hudson City Bancorp had total cash and due from banks of $137.8 million. The primary use of these funds is the payment of dividends to our shareholders and, when appropriate as part of our capital management strategy, the repurchase of our outstanding common stock. Hudson City Bancorp’s ability to continue these activities is dependent upon capital distributions from Hudson City Savings. Applicable federal law, regulations and regulatory actions may limit the amount of capital distributions Hudson City Savings may make. Currently, Hudson City Savings must seek approval from the OCC and the FRB for future capital distributions.

In accordance with the Bank MOU, the Bank has adopted and has implemented enhanced operating policies and procedures that will enable us to continue to (a) reduce our level of interest rate risk, (b) reduce our funding concentration, (c) diversify our funding sources, (d) enhance our liquidity position, (e) monitor and manage loan modifications and (f) maintain our capital position in accordance with our existing capital plan.

In accordance with the Company MOU, the Company must, among other things support the Bank’s compliance with the Bank MOU. The Company MOU also requires the Company to: (a) provide notice to the regulators in accordance with published regulatory guidance prior to declaring a dividend to shareholders and (b) provide notice to and obtain written non-objection from the regulators prior to the Company incurring any debt outside the ordinary course of business. The Company MOU does not affect our dividend policy and our current dividend to shareholders is consistent with our capital plan.

These agreements will remain in effect until modified or terminated by the OCC (with respect to the Bank MOU) and the FRB (with respect to the Company MOU).

At December 31, 2011, Hudson City Savings exceeded all regulatory capital requirements and is in compliance with our capital plan. Hudson City Savings’ tangible capital ratio, leverage (core) capital ratio and total risk-based capital ratio were 8.83%, 8.83% and 20.00%, respectively. We have agreed in the Bank MOU not to materially deviate from our capital plan without regulatory approval.

On December 16, 2009, we filed an automatic shelf registration statement on Form S-3 with the SEC, which was declared effective immediately upon filing. This shelf registration statement allows us to periodically offer and sell, from time to time, in one or more offerings, individually or in any combination, common stock, preferred stock, debt securities, capital securities, guarantees, warrants to purchase common stock or preferred stock and units consisting of one or more of the foregoing. The shelf registration statement provides us with greater capital management flexibility and enables us to readily access the capital markets in order to pursue growth opportunities that may become available to us in the future or should there be any changes in the regulatory environment that call for increased capital requirements. Although the shelf registration statement does not limit the amount of the foregoing items that we may offer and sell pursuant to the shelf registration statement, our ability and any decision to do so is subject to market conditions and our capital needs. In addition, our ability to issue debt through the capital markets may also be dependent on our ability to obtain an acceptable credit rating from one or more nationally recognized credit rating agencies.

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

The following table summarizes contractual obligations of Hudson City by contractual payment period, as of December 31, 2011.

	Payments Due By Period
Contractual Obligation	Total	Less Than One Year	One Year to Three Years	Three Years to Five Years	More Than Five Years
	(In thousands)

Mortgage loan originations	$437,900	$437,900	$-	$-	$ -
Mortgage loan purchases	140	140	-	-	-
Repayment of borrowed funds	15,075,000	2,900,000	-	4,000,000	8,175,000
Operating leases	139,598	9,516	19,135	18,224	92,723

Total	$15,652,638	$3,347,556	$19,135	$4,018,224	$ 8,267,723

Commitments to extend credit are agreements to lend money to a customer as long as there is no violation of any condition established in the contract. Commitments to fund first mortgage loans generally have fixed expiration dates of approximately 90 days and other termination clauses. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Hudson City Savings evaluates each customer’s credit-worthiness on a case-by-case basis. Additionally, we have available home equity, overdraft and commercial/construction lines of credit, which do not have fixed expiration dates, of approximately $172.9 million, $2.6 million, and $3.3 million. We are not obligated to advance further amounts on credit lines if the customer is delinquent, or otherwise in violation of the agreement. The commitments to purchase first mortgage loans and mortgage-backed securities had a normal period from trade date to settlement date of approximately 60 days.

Recent Accounting Pronouncements

In September 2011, FASB issued ASU No. 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, as described in the accounting guidance. The guidance in ASU 2011-08 also provides entities with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test and an entity may resume performing the qualitative assessment in any subsequent period. ASU 2011-08 does not change current accounting guidance for testing other indefinite-lived intangible assets for impairment. This guidance is effective for fiscal years beginning after December 15, 2011. Early adoption is permitted, including annual and interim goodwill impairment tests performed prior to September 15, 2011. We do not expect this ASU will have a material impact on our financial condition, results of operations or financial statement disclosures.

In June 2011, FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This update allows an entity the option to present the total of comprehensive income,

the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In either option, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the presentation of components other comprehensive income as part of the statement of changes in shareholders’ equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect this ASU will have a material impact on our financial condition, results of operations or financial statement disclosures.

In May 2011, FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRSs”). The amendments in this update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs which include (1) application of the highest and best use and valuation premise concepts. The amendments specify that the concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; (2) include requirements specific to measuring the fair value of those instruments, such as equity interests issued as consideration in a business combination; (3) clarify that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy; (4) permit an exception to the requirements in Topic 820 for measuring fair value when a reporting entity manages its financial instruments on the basis of its net exposure, rather than its gross exposure, to those risks. The exception permits a reporting entity to measure the fair value of such financial assets and financial liabilities at the price that would be received to sell a net asset position for a particular risk or to transfer a net liability position for a particular risk in an orderly transaction between market participants at the measurement date; and (5) expanded disclosures about fair value measurements for recurring Level 3 fair value measurements to include the valuation processes used by the reporting entity and the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs. In addition, reporting entities must categorize by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. This guidance is effective for interim periods beginning after December 15, 2011. We do not expect this ASU will have a material impact on our financial condition, results of operations or financial statement disclosures.

In April 2011, FASB issued ASU No. 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. This ASU addresses the criteria used to determine whether a repurchase agreement should be accounted for as a sale or as a secured borrowing. The amendments in this ASU remove from the assessment of effective control the criterion requiring the transferor’s ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee. The amendments also eliminate the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. Other criteria applicable to the assessment of effective control are not changed by the amendments in this ASU. The new guidance is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance is to be applied prospectively to transactions or modification of existing transactions that occur on or after the effective date. Early adoption is not permitted. We do not expect this ASU will have a material impact on our financial condition, results of operations or financial statement disclosures.

In April 2011, FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. This ASU amends Topic 310 and provides additional guidance to creditors for evaluating whether a modification or restructuring of a receivable is a troubled debt restructuring. The amendments in this update became effective for the first interim or annual period beginning on or after June 15, 2011. The guidance requires creditors to evaluate modifications and restructurings of receivables using a more principles-based approach, which may result in more modifications and restructurings being considered troubled debt restructurings. We adopted this accounting standards update on April 1, 2011. The adoption of ASU No. 2011-02 did not have a material impact on our financial condition or results of operations. The financial statement disclosures are included in footnote 6 to the consolidated financial statements.

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

Critical Accounting Policies

We have identified the accounting policies below as critical to understanding our financial results. In addition, Note 2 to the Audited Consolidated Financial Statements contains a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the ALL, the measurement of stock-based compensation expense, the impairment of securities, the impairment of goodwill and the measurement of the funded status and cost of our pension and other post-retirement benefit plans involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are continually reviewed by management, and are periodically reviewed with the Audit Committee and our Board of Directors.

Allowance for Loan Losses

The ALL has been determined in accordance with U.S. generally accepted accounting principles, under which we are required to maintain an adequate ALL at December 31, 2011. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our ALL is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.

Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties resulting in a loan concentration in residential first mortgage loans at December 31, 2011. As a result of our lending practices, we also have a concentration of loans secured by real property located primarily in New Jersey, New York and Connecticut. At December 31, 2011, approximately 81.7% of our total loans are in the New York metropolitan area. Additionally, the states of Pennsylvania, Virginia, Illinois and Maryland, accounted for 4.7%, 2.6%, 2.3%, and 2.0%, respectively of total loans. The remaining 6.7% of the loan portfolio is secured by real estate primarily in the remainder of our lending markets. Based on the composition of our loan portfolio and the growth in our loan portfolio, we believe the primary risks inherent in our portfolio are the continued weakened economic conditions due to the recent U.S. recession, continued high levels of unemployment, rising interest rates in the markets we lend and a continuing decline in real estate market values. Any one or a combination of these adverse trends may adversely affect our loan portfolio resulting in increased delinquencies, non-performing assets, loan losses and future levels of loan loss provisions. We consider these trends in market conditions in determining the ALL.

Due to the nature of our loan portfolio, our evaluation of the adequacy of our ALL is performed primarily on a “pooled” basis. Each month we prepare an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type (fixed and variable one- to four-family, multi-family, commercial, construction, etc.), loan source (originated or purchased) and payment status (i.e., current or number of days delinquent). Loans with known potential losses are categorized separately. We assign potential loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to charge-off history, delinquency trends, portfolio growth and the status of the regional economy and housing market, in order to ascertain that the loss factors cover probable and estimable losses inherent in the portfolio. Based on our recent loss experience on non-performing loans, we changed certain loss factors used in our quantitative analysis of the ALL for one- to four- family first mortgage loans during 2011. This adjustment in our loss factors did not have a material effect on the ultimate level of our ALL or on our provision for loan losses. We use this analysis, as a tool, together with principal balances and delinquency reports, to evaluate the adequacy of the ALL. Other key factors we consider in this process are current real estate market conditions in geographic areas where our loans are located, changes in the trend of non-performing loans, the results of our foreclosed property transactions, the current state of the local and national economy, changes in interest rates and loan portfolio growth. Any one or a combination of these adverse trends may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and higher future levels of provisions.

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

Hudson City Savings defines the population of potential impaired loans to be all non-accrual construction, commercial real estate and multi-family loans as well as loans classified as troubled debt restructurings. Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral or the present value of the loan’s expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and consumer loans, are specifically excluded from the impaired loan analysis.

We believe that we have established and maintained the ALL at adequate levels. Additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although management uses the best information available, the level of the ALL remains an estimate that is subject to significant judgment and short-term change.

Stock-Based Compensation

We recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of such awards in accordance with Accounting Standard Codification (the “ASC”) 718-10. We have made annual grants of performance-based stock options that vest if certain financial performance measures are met. In accordance with ASC 718-10-30-6, we assess the probability of achieving these financial performance measures and recognize the cost of these performance-based grants if it is probable that the financial performance measures will be met. This probability assessment is subjective in nature and may change over the assessment period for the performance measures.

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

Pension and Other Post-retirement Benefit Assumptions

Non-contributory retirement and post-retirement defined benefit plans are maintained for certain employees, including retired employees hired on or before July 31, 2005 who have met other eligibility requirements of the plans. In accordance with ASC 715, Retirement Benefits, we: (a) recognize in the statement of financial condition an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure plan assets and obligations that determine the plan’s funded status as of the end of our fiscal year; and (c) recognize, in comprehensive income, changes in the funded status of our defined benefit post-retirement plan in the year in which the changes occur.

We provide our actuary with certain rate assumptions used in measuring our benefit obligation. We monitor these rates in relation to the current market interest rate environment and update our actuarial analysis accordingly. The most significant of these is the discount rate used to calculate the period-end present value of the benefit obligations, and the expense to be included in the following year’s financial statements. A lower discount rate will result in a higher benefit obligation and expense, while a higher discount rate will result in a lower benefit obligation and expense. The discount rate assumption was determined based on a cash flow/yield curve model specific to our pension and post-retirement plans. We compare this rate to certain market indices, such as long-term treasury bonds, or the Moody’s bond indices, for reasonableness. For our pension plan, a discount rate of 4.75% was selected for the December 31, 2011 measurement date and 5.75% was selected for the 2011 expense calculation.

For our pension plan, we also assumed an annual rate of salary increase of 4.00% for future periods. This rate is corresponding to actual salary increases experienced over prior years. We assumed a return on plan assets of 8.25% for future periods. We actuarially determine the return on plan assets based on actual plan experience over the previous ten years. The actual return on plan assets was 0.21% for 2011 and 8.5% for 2010. There can be no assurances with respect to actual return on plan assets in the future. We continually review and evaluate all actuarial assumptions affecting the pension plan, including assumed return on assets.

For our post-retirement benefit plan, a discount rate of 4.55% was used for the December 31, 2011 measurement date and 5.50% was used for the 2011 expense calculation. The assumed health care cost trend rate used to measure the expected cost of other benefits for 2011 was 8.0%. The rate was assumed to decrease gradually to 4.75% for 2019 and remain at that level thereafter. Changes to the assumed health care cost trend rate are expected to have an immaterial impact as we capped our obligations to contribute to the premium cost of coverage to the post-retirement health benefit plan at the 2007 premium level.

Securities Impairment

Our available-for-sale securities portfolio is carried at estimated fair value with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income/loss in shareholders’ equity. Debt securities which we have the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. The fair values for our securities are obtained from an independent nationally recognized pricing service. On a monthly basis, we assess the reasonableness of the fair values obtained by reference to a second independent nationally recognized pricing service.

Substantially all of our securities portfolio is comprised of mortgage-backed securities and debt securities issued by GSEs. The fair value of these securities is primarily impacted by changes in interest rates and prepayment speeds. We generally view changes in fair value caused by changes in interest rates as temporary, which is consistent with our experience.

In April 2009, the FASB issued guidance which changes the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recognized in earnings. The accounting guidance requires that an entity assess whether an impairment of a debt security is other-than-temporary and, as part of that assessment, determine its intent and ability to hold the security. If the entity intends to sell the debt security, an other-than-temporary impairment shall be considered to have occurred. In addition, an other-than-temporary impairment shall be considered to have occurred if it is more likely than not that it will be required to sell the security before recovery of its amortized cost.

We conduct a periodic review and evaluation of the securities portfolio to determine if a decline in the fair value of any security below its cost basis is other-than-temporary. Our evaluation of other-than-temporary impairment considers the duration and severity of the impairment, our intent and ability to hold the securities, whether it is more likely than not that we will be required to sell the security before recovery of the amortized cost and our assessments of the reason for the decline in value and the likelihood of a near-term recovery. The unrealized losses on securities in our portfolio were due primarily to changes in market interest rates subsequent to purchase. In addition, we only purchase securities issued by GSEs. As a result, the unrealized losses on our securities were not considered to be other-than-temporary and, accordingly, no impairment loss was recognized during 2011.

Impairment of Goodwill

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually using a fair-value based two-step approach. Goodwill and other intangible assets amounted to $155.2 million and were recorded as a result of Hudson City Bancorp’s acquisition of Sound Federal Bancorp, Inc. in 2006.

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

Due to declines in our common stock price during the third quarter of 2011, we assessed goodwill for impairment. Based on Step 1 of our analysis, the estimated fair value of the Company was less than the Company’s book value which indicated potential goodwill impairment. Based on our Step 2 analysis, the implied goodwill of the Company exceeded the carrying value of goodwill. Therefore, we did not recognize any impairment of goodwill or other intangible assets during the nine months ended September 30, 2011.

We reported a net loss of $360.5 million during the fourth quarter of 2011 due primarily to the debt extinguishment transaction. As a result, our shareholders equity decreased by $419.0 million or 8.4%, to $4.56 billion. Due to the decline in the Company’s book value during the fourth quarter of 2011, management, with the assistance of a third-party valuation firm, re-assessed goodwill for impairment at December 31, 2011. We utilized multiple approaches in estimating the fair value of the Company including (i) a comparable transactions approach based on acquisition pricing multiples or ratios recently paid in the sale or merger of relatively comparable banking franchises; (ii) a control premium approach based on the Company’s trading price adjusted by a premium for acquiring control based on control premium data for recent banking sales or mergers; (iii) a public market peers control premium approach based on the trading prices of similar publicly-traded companies as measured by standard valuation multiples or ratios adjusted by a premium for acquiring control based on control premium data for recent banking sales or mergers; and, (iv) the discounted cash flow approach whereby value is determined based on the present value of the sum of the projected dividends and a terminal value in the future.

Based on our goodwill impairment analysis, we concluded that goodwill was not impaired at December 31, 2011. Therefore, we did not recognize any impairment of goodwill or other intangible assets during 2011. The estimation of the fair value of the Company requires the use of estimates and assumptions that are subject to a greater degree of uncertainty. In addition, the estimated fair value of the Company is based on, among other things, the market price of our common stock and the change-in-control premiums for recent acquisitions. As a result of the current volatility in market and economic conditions, including the uncertain mortgage market, these estimates and assumptions are subject to change in the near-term and may result in the impairment in future periods of some or all of the goodwill on our balance sheet.

Management of Market Risk

General

As a financial institution, our primary component of market risk is interest rate volatility. Our net income is primarily based on net interest income, and fluctuations in interest rates will ultimately impact the level of both income and expense recorded on a large portion of our assets and liabilities. Fluctuations in interest rates will also affect the market value of our interest-earning assets and interest-bearing liabilities, other than those that possess a short term to maturity. Due to the nature of our operations, we are not subject to foreign currency exchange or commodity price risk. We do not own any trading assets. We did not engage in any hedging transactions that use derivative instruments (such as interest rate swaps and caps) during 2011 and did not have any such hedging transactions in place at December 31, 2011. Our loan and mortgage-backed securities portfolios, which comprise 93.5% of our balance sheet, are subject to risks associated with the economy in the New York metropolitan area, the general economy of the United States and the recent pressure on housing prices. We continually analyze our asset quality and believe our allowance for loan losses is adequate to cover known or potential losses.

Management of Interest Rate Risk

The primary objectives of our interest rate risk management strategy are to:

•	evaluate the interest rate risk inherent in our balance sheet;

•	determine the appropriate level of interest rate risk given our business plan, the current business environment and our capital and liquidity requirements; and

•	manage interest rate risk in a manner consistent with the approved guidelines and policies set by our Board of Directors.

We seek to manage our asset/liability mix to help minimize the impact that interest rate fluctuations may have on our earnings and capital. To achieve the objectives of managing interest rate risk, our Asset/Liability Committee meets regularly to discuss and monitor the market interest rate environment compared to interest rates that are offered on our products. This committee consists of the Chief Executive Officer, the President and Chief Operating Officer, the Chief Financial Officer, the Chief Risk Officer and other senior officers of the Company. The Asset/Liability Committee presents reports to the Board of Directors at its regular meetings and, on a quarterly basis, presents a comprehensive report addressing the results of activities and strategies and the effect that changes in interest rates will have on our results of operations and the present value of our equity.

Historically, our lending activities have emphasized one- to four-family fixed-rate first mortgage loans, while purchasing variable-rate or hybrid mortgage-backed securities to diversify our predominantly fixed-rate loan portfolio. The current prevailing interest rate environment and the desires of our customers have resulted in a demand for long-term hybrid and fixed-rate mortgage loans. These fixed-rate interest earning assets may have an adverse impact on our earnings in a rising rate environment as the interest rate on these interest-earning assets would not reprice to current market interest rates as fast as the interest rates on our interest-bearing deposits and our remaining putable borrowed funds. In the past several years, we have attempted to originate and purchase a larger percentage of variable-rate mortgage-related assets in order to better manage our interest rate risk. Variable-rate mortgage-related assets include those loans or securities with a contractual annual rate adjustment after an initial fixed-rate period of one to ten years. These variable-rate instruments are more rate-sensitive, given the potential interest rate adjustment, than the long-term fixed-rate loans that we have traditionally held in our portfolio. Growth in variable-rate mortgage-related assets would help reduce our exposure to interest rate fluctuations and is expected to benefit our long-term profitability, as the rate earned on the mortgage loan will increase as prevailing market rates increase. However, this strategy to originate a higher percentage of variable-rate instruments may have an initial adverse impact on our net interest income and net interest margin in the short-term, as variable-rate interest-earning assets generally have initial interest rates lower than alternative fixed-rate investments.

Variable-rate/hybrid products constituted 42.1% of loan originations and purchases and 95.2% of mortgage-backed security purchases made during 2011. In the aggregate, 63.1% of our mortgage-related asset originations and purchases were variable-rate or hybrid instruments. Our percentage of fixed-rate mortgage-related assets to total mortgage-related assets was 50.7% as of December 31, 2011 compared with 44.9% as of December 31, 2010. The increase in this ratio was due to the sale of primarily variable-rate mortgage-backed securities during the Restructuring Transaction. However, included in the variable-rate/hybrid total are mortgage-related assets whose contractual next rate change date is over five years. If these instruments were classified as fixed-rate, the percentage of fixed-rate mortgage-related assets to total mortgage-related assets would be 69.2% as of December 31, 2011. Overall, our percentage of fixed-rate interest-earning assets to total interest-earning assets was 48.5% at December 31, 2011 compared with 40.5% as of December 31, 2010.

Our primary sources of funds have traditionally been deposits, consisting primarily of time deposits and interest-bearing demand accounts, and borrowings. Our deposits have substantially shorter terms to maturity than our mortgage loan portfolio and borrowed funds. The Bank currently has $11.92 billion of non-maturity deposits and $8.85 billion of time deposits scheduled to mature within the next 12 months. Of the $11.92 billion in non-maturity deposits, $8.46 billion are in money market demand accounts, which is an increase of $2.15 billion from December 31, 2010.

The borrowings have generally had longer-terms to maturity, in an effort to offset our short-term deposit liabilities and assist in managing our interest rate risk. During 2011, the Company reduced its borrowing position by $14.60 billion and modified $4.00 billion of structured putable borrowings to mitigate its interest rate risk position.

During the first quarter of 2011, we completed the Restructuring Transaction. In addition, the Company extinguished $4.3 billion of structured putable borrowings during the fourth quarter of 2011. The extinguishments were funded by excess liquidity provided by cash flows received in the ordinary course of business. The cash flows were primarily from $3.4 billion in calls of investment securities and, to a lesser extent, proceeds received from the repayment of mortgage-related assets. These excess cash flows were a result of the “low for long” interest rate environment. The extinguishment of debt resulted in a pre-tax charge of $1.90 billion which was recorded in non-interest expense during 2011. The Transactions improved our interest rate risk position and should have a positive effect on our net interest margin.

During the year ended December 31, 2011, we also modified $4.00 billion of putable borrowings to fixed-maturity borrowings thereby eliminating the put option and further reducing our interest rate risk. No gain or loss was recorded on these modifications. As a result of these transactions, the amount and blend of borrowings on our balance sheet as of December 31 changed as reported in the table below.

	2011	2010
	(In thousands)
Structured borrowings:
Quarterly put option	$3,325,000	$24,125,000
One-time put option	4,600,000	4,950,000

	7,925,000	29,075,000
Fixed-rate/fixed-maturity borrowings	7,150,000	600,000

Total borrowed funds	$15,075,000	$29,675,000

As the above table indicates, a portion our borrowed funds are putable at the discretion of the issuer after an initial no-put period. As a result, if interest rates were to decrease, or stay at current levels, these borrowings would probably not be put back to us and our average cost of existing borrowings would not decrease even as market interest rates decrease. Conversely, if interest rates increase above the market interest rate for similar borrowings, these borrowings would likely be put back to us at their next put date and our cost to replace these borrowings would increase.

Since market interest rates have remained very low for an extended period of time, we have not had any lenders put borrowings back to us. As a result, many of our quarterly putable borrowings have become putable within three months. Of the $3.33 billion reported, $2.68 billion, with a weighted average rate of 4.40%, could be put back to the Company during any three-month period. We believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be put back to us will not increase substantially unless interest rates were to increase by at least 300 basis points.

The $4.60 billion of one-time putable borrowings were placed on the balance sheet as a result of modifying previously existing quarterly putable borrowings into one-time putable borrowings. By repurchasing substantially all of the put options, the Company reduced its exposure to rising interest rates. These modifications were performed between September 2009 and September 2010. The next put option for any of this type of borrowing will be September 2013. Of the $7.15 billion of fixed-rate/fixed-maturity borrowings reported, $2.75 billion is the remaining short-term borrowings placed on the balance sheet as a result of the Restructuring Transaction executed in March 2011. $2.90 billion of the fixed-rate/fixed-maturity borrowings, with a weighted-average rate of 0.88%, are scheduled to mature during 2012.

The difference between rates on the yield curve, or the shape of the yield curve, impacts our net interest income. The Federal Open Market Committee of the Board of Governors of the Federal Reserve System (the “FOMC”) noted that the economy expanded moderately in 2011. The FOMC noted that recent indicators point to some improvement in overall labor market conditions, although the unemployment rate remains at elevated levels. The national unemployment rate decreased to 8.5% in December 2011 from 9.1% in September 2011 and from

9.4% in December 2010. The FOMC noted that household spending has continued to advance, but business fixed investment appears to be increasing at a slower pace and the housing sector continues to be depressed. As a result, the FOMC decided to continue its program to extend the average maturity of its holdings of securities as announced in September (“Operation Twist”). The FOMC also indicated in September 2011, that the overnight lending rate would remain at zero to 0.25% through at least late 2014. The decision to leave the overnight lending rate unchanged has kept short-term market interest rates at low levels during 2011. The further actions by the FOMC regarding their asset purchasing decisions have placed downward pressure on longer-term interest rates. The yields on mortgage-related assets have decreased during 2011. These actions commenced by the FOMC have placed additional downward pressure on our net interest margin as our interest-earning assets continue to re-price.

As a result, both short-term and long-term market interest rates have remained at low levels or decreased during 2011, with the long-term rates decreasing more than short-term rates thus flattening the market yield curve. The current interest rate environment has allowed us to continue to re-price lower our short-term time and non-maturity deposits, thereby reducing our cost of funds, and has also allowed us to price medium-term time deposits (2-5 year maturities) at lower rates and extend the weighted-average remaining maturity on this portfolio. However, the overall lower longer-term market interest rates resulted in lower rates on our primary investments of mortgage loans and mortgage-backed securities. In addition, the low market interest rates resulted in accelerated prepayment speeds on these assets as customers sought to refinance their current debt to the lower market rates.

Due to our investment and financing decisions, the more positive the slope of the yield curve the more favorable the environment is for our ability to generate net interest income. Our interest-bearing liabilities generally reflect movements in short- and intermediate-term rates, while our interest-earning assets, a majority of which have initial terms to maturity or repricing greater than one year, generally reflect movements in intermediate- and long-term interest rates. A positive slope of the yield curve allows us to invest in interest-earning assets at a wider spread to the cost of interest-bearing liabilities. During 2011 a more stable short-term rate environment as compared to a declining long-term rate environment, resulted in a flatter market yield curve.

Also impacting our net interest income and net interest rate spread is the level of prepayment activity on our interest-sensitive assets. The actual amount of time before mortgage loans and mortgage-backed securities are repaid can be significantly impacted by changes in market interest rates and mortgage prepayment rates. Mortgage prepayment rates will vary due to a number of factors, including the regional economy in the area where the underlying mortgages were originated, availability of credit, seasonal factors and demographic variables. However, the major factors affecting prepayment rates are prevailing interest rates, related mortgage refinancing opportunities and competition. Generally, the level of prepayment activity directly affects the yield earned on those assets, as the payments received on the interest-earning assets will be reinvested at the prevailing lower market interest rate. Prepayment rates are generally inversely related to the prevailing market interest rate, thus, as market interest rates increase, prepayment rates tend to decrease. Prepayment rates on our mortgage-related assets have remained at elevated levels during 2011. Accordingly, we have used relatively high levels of prepayment activity in our interest rate risk modeling presented below. However, though the rate of prepayment speeds has generally remained elevated, the actual dollars received on our mortgage-backed securities has decreased due to the sale of $8.66 billion of securities as a result of the Restructuring Transaction and the limited re-investment into mortgage-backed securities.

Calls of investment securities and borrowed funds are also impacted by the level of market interest rates. The level of calls of investment securities are generally inversely related to the prevailing market interest rates, meaning as rates decrease the likelihood of a security being called would increase. The level of call activity generally affects the yield earned on these assets, as the payment received on the security would be reinvested at the prevailing lower market interest rate. Market interest rates decreased enough during 2011 to cause approximately $3.40 billion of our portfolio to be called. Of the remaining balance of agency securities of $539.0 million as of December 31, 2011, we anticipate approximately $500.0 million will be called during the first quarter of 2012. The large calls of securities were used to execute the debt extinguishment transaction in the fourth quarter of 2011.

Our borrowings have traditionally consisted of structured putable borrowings with ten year final maturities and initial non-put periods of one to five years. The likelihood of a borrowing being put back is directly related to the current market interest rates, meaning the higher that interest rates move, the more likely the borrowing would be put back. The level of put activity generally affects the cost of our borrowed funds, as the put of a borrowing would generally necessitate the re-borrowing of the funds or deposit growth at the higher current market interest rates. During 2011 we experienced no put activity on our borrowed funds due to the continued low levels of short-term market interest rates. Currently we have approximately $2.68 billion of putable borrowings that could be put back to the Bank within the next three months. This amount has significantly decreased from December 31, 2010 due to the $12.50 billion of quarterly putable borrowings extinguished as part of the Restructuring Transaction, the $4.00 billion of quarterly putable borrowings that were modified into fixed-rate/fixed-maturity borrowings during the second quarter of 2011, and the additional $4.30 billion of structured putable borrowings extinguished during December 2011. The $2.68 billion of quarterly putable borrowings have a weighted-average rate of 4.40%. We do not believe a significant amount of these borrowings will be put back to us unless rates increase in excess of 300 basis points.

We may pay-off the short-term borrowings placed on the balance sheet as a result of the March 2011 Restructuring Transaction as they mature. The Company may use cash flows from mortgage-related assets or calls of investment securities to pay-off these borrowings, which may further reduce the size of the balance sheet. The Company may also use deposit growth to pay-off these borrowings. We continually monitor our interest rate risk position and are continuing to develop strategies which may include the hedging of certain borrowings to improve our sensitivity measures and further improve our interest rate risk position.

We intend to continue focusing on funding any future asset growth primarily with customer deposits. This growth was primarily in non-maturity money market accounts. For our interest rate risk modeling, time deposits are presented at their maturity date, while non-maturity deposits are presented based on a decay rate calculated from our experience. We may use borrowed funds as a supplemental funding source for short-term liquidity if deposit growth decreases. These borrowings would be a combination of short-term borrowings with maturities of three to six months and longer-term fixed-maturity borrowings with terms of two to five years.

Interest Rate Risk Modeling

Simulation Model.      We use our internal simulation models as our primary means to calculate and monitor the interest rate risk inherent in our portfolio. These models report changes to net interest income and the net present value of equity in different interest rate environments, assuming either an incremental or instantaneous and permanent and parallel interest rate shock, as applicable, to all interest rate-sensitive assets and liabilities. We assume maturing or called instruments are reinvested into the same type of product, with the rate earned or paid reset to our currently offered rate for loans and deposits, or the current market rate for securities and borrowed funds. We have not reported the minus 200 or minus 300 basis point interest rate shock scenarios in either of our simulation model analyses, as we believe, given the current interest rate environment and historical interest rate levels, the resulting information would not be meaningful.

Net Interest Income.      As a primary means of managing interest rate risk, we monitor the impact of interest rate changes on our net interest income over the next twelve-month period. This model does not purport to provide estimates of net interest income over the next twelve-month period, but attempts to assess the impact of interest rate changes on our net interest income. The following table reports the changes to our net interest income over the next 12 months ending December 31, 2012 assuming either incremental or instantaneous changes in interest rates for the given rate shock scenarios. The incremental interest rate changes occur over a 12 month period.

Change in	Percent Change in Net Interest Income
Interest Rates	Incremental Change	Instantaneous Change
(Basis points)

300	(2.47)%	(11.54)%
200	(1.54)	(5.19)
100	(0.81)	(1.25)
50	(0.43)	(0.22)
(50)	0.76	(0.27)
(100)	0.98	(3.77)

Of note in the positive shock scenarios:

•    the longer-term putable borrowings do not affect net interest income due to the lack of puts on the putable borrowings in this low current market interest rates and the fixed-rate/fixed-maturity borrowings do not significantly affect net interest income since a majority of these borrowings do not mature over the next 12 months, and

•    the increase in income from total interest-earning assets is in effect offset by the increase in deposit and short-term borrowing expense.

Of note in the negative shock scenarios:

•    the decrease in net interest income in the instantaneous shock analysis is due to the accelerated prepayment speeds on our mortgage-related assets and the re-investment of the proceeds into lower yielding instruments, and

•    the decrease is also due to the lack of change in the cost of the $7.93 billion of putable borrowed funds, as they will not be put back in the lower interest rate environment and will extend to maturity.

Net Present Value of Equity.    We also monitor our interest rate risk by monitoring changes in the net present value of equity in the different rate environments. The net present value of equity is the difference between the estimated fair value of interest rate-sensitive assets and liabilities. The changes in the market value of assets and liabilities due to changes in interest rates reflect the interest sensitivity of those assets and liabilities. Their values are derived from the characteristics of the asset or liability (i.e., fixed-rate, adjustable-rate, caps, and floors) relative to the current interest rate environment. For example, in a rising interest rate environment the fair market value of a fixed-rate asset will decline, whereas the fair market value of an adjustable-rate asset, depending on its repricing characteristics, may not decline. Increases in the market value of assets will increase the present value of equity whereas decreases in the market value of assets will decrease the present value of equity. Conversely, increases in the market value of liabilities will decrease the present value of equity whereas decreases in the market value of liabilities will increase the present value of equity.

The following table presents the estimated net present value of equity over a range of parallel interest rate change scenarios, as applicable, at December 31, 2011. The present value ratio shown in the table is the net present value of equity as a percent of the present value of total assets in each of the different rate environments. Our current policy sets a minimum ratio of the net present value of equity to the fair value of assets in the current interest rate environment (no rate shock) of 7.00% and a minimum present value ratio of 5.00% in the plus 200 basis point interest rate shock scenario.

Change in Interest Rates	Present Value Ratio	Basis Point Change
(Basis points)

300	6.51%	(163)
200	8.18	4
100	8.81	67
50	8.65	51
0	8.14	-
(50)	7.26	(88)
(100)	6.27	(187)

Of note in the positive shock scenarios:

•    the relative stability of our net present value ratios reflects the current low interest rate environment and the fact that (1) our putable borrowings will not be put back to us until a rate change in excess of 300 basis points and (2) we have a larger percent of the borrowings in fixed-rate/fixed-maturity instruments, which allows the price of the borrowings to move in a similar manner as the price moves of our interest-earning assets, and

•    our deposits, as they are relatively short-term in nature, do not have significant price changes in the shock scenarios.

Of note in the negative shock scenarios:

•    the decrease in the present value ratio in the negative basis point changes was primarily due to higher pricing of our putable borrowed funds as the structures will increase in duration, and

•    the value of our mortgage-related assets will remain closer to par than the borrowings as the prepayment speeds increase thus shortening the duration of these portfolios.

The methods we use in simulation modeling are inherently imprecise. This type of modeling requires that we make assumptions that may not reflect the manner in which actual yields and costs respond to changes in market interest rates. For example, we assume the composition of the interest rate-sensitive assets and liabilities will remain constant over the period being measured and that all interest rate shocks will be uniformly reflected across the yield curve, regardless of the duration to maturity or repricing. The analyses assume that we will take no action in response to the changes in interest rates. In addition, prepayment estimates and other assumptions within the model are subjective in nature, involve uncertainties, and, therefore, cannot be determined with precision. Accordingly, although the previous two tables may provide an estimate of our interest rate risk at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in interest rates on our net interest income or present value of equity.

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

The following table presents the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2011, which we anticipate to reprice or mature in each of the future time periods shown. Except for prepayment or call activity and non-maturity deposit decay rates, we determined the amounts of assets and liabilities that reprice or mature during a particular period in accordance with the earlier of the term to rate reset or the contractual maturity of the asset or liability. Assumptions used for decay rates are based on the Bank’s experience with the particular deposit type. Prepayment speeds on our mortgage-related assets are based on recent experience. Callable investment securities and borrowed funds are reported at the anticipated call or put date, for those that are callable or putable within one year, or at their contractual maturity date or next interest rate step-up date, as applicable. We reported $500.0 million of investment securities at their anticipated call date. We have reported no borrowings at their anticipated put date due to the low interest rate environment. We have excluded non-accrual mortgage loans of $920.9 million and non-accrual other loans of $4.4 million from the table.

	At December 31, 2011

	Six months or less	More than six months to one year	More than one year to two years	More than two years to three years	More than three years to five years	More than five years	Total

	(Dollars in thousands)
Interest-earning assets:
First mortgage loans	$3,258,277	$2,818,769	$4,493,299	$3,763,606	$2,195,709	$11,589,635	$28,119,295
Consumer and other loans	101,000	2,867	18,844	33,081	10,299	116,748	282,839
Federal funds sold	560,051	-	-	-	-	-	560,051
Mortgage-backed securities	3,725,253	1,463,833	2,467,845	1,490,509	1,670,607	2,467,866	13,285,913
FHLB stock	510,564	-	-	-	-	-	510,564
Investment securities	507,368	-	-	-	-	39,011	546,379

Total interest-earning assets	8,662,513	4,285,469	6,979,988	5,287,196	3,876,615	14,213,260	43,305,041

Interest-bearing liabilities:
Savings accounts	65,315	65,317	87,089	87,089	217,722	348,355	870,887
Interest-bearing demand accounts	192,850	192,850	286,452	286,452	496,240	530,118	1,984,962
Money market accounts	845,604	845,602	1,691,203	1,691,203	2,959,606	422,802	8,456,020
Time deposits	5,789,863	3,062,283	2,222,453	641,638	1,875,205	-	13,591,442
Borrowed funds	1,650,000	1,250,000	-	-	4,000,000	8,175,000	15,075,000

Total interest-bearing liabilities	8,543,632	5,416,052	4,287,197	2,706,382	9,548,773	9,476,275	39,978,311

Interest rate sensitivity gap	$118,881	$(1,130,583)	$2,692,791	$2,580,814	$(5,672,158)	$4,736,985	$3,326,730

Cumulative interest rate sensitivity gap	$118,881	$(1,011,702)	$1,681,089	$4,261,903	$(1,410,255)	$3,326,730

Cumulative interest rate sensitivity gap as a percent of total assets	0.26%	(2.23)%	3.71%	9.40%	(3.11)%	7.33%

Cumulative interest-earning assets as a percent of interest-bearing liabilities	101.39%	92.75%	109.21%	120.34%	95.38%	108.32%

Of note regarding the GAP analysis:

•	the $2.90 billion of borrowings in less than one year are maturities, primarily the short-term borrowings placed on the balance sheet as a result of the Restructuring Transaction, and
•	we have experienced elevated levels of prepayment activity on our mortgage-related assets as interest rates have continued to decrease over the year.

Of note in comparison to December 31, 2010:

•	the cumulative one-year gap as a percent of total assets was positive 7.21% at December 31, 2010,
•	during 2011, we placed $5.00 billion of short-term borrowings on our balance sheet as a result of the Restructuring Transactions, and
•	we experienced a shift in our deposits into the money market accounts, which have a longer decay date than our time deposits.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hudson City Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Hudson City Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hudson City Bancorp, Inc. and subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

New York, New York

February 28, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hudson City Bancorp, Inc.:

We have audited the internal control over financial reporting of Hudson City Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Hudson City Bancorp, Inc. and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of the Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 28, 2012 expressed an unqualified opinion on those consolidated financial statements.

New York, New York

February 28, 2012

Hudson City Bancorp, Inc. and Subsidiary

Consolidated Statements of Financial Condition

	December 31, 2011	December 31, 2010

	(In thousands, except share and per share amounts)
Assets:
Cash and due from banks	$194,029	$175,769
Federal funds sold	560,051	493,628

Total cash and cash equivalents	754,080	669,397
Securities available for sale:
Mortgage-backed securities	9,170,390	18,120,537
Investment securities	7,368	89,795
Securities held to maturity:
Mortgage-backed securities (fair value of $4,368,423 and $6,199,507 at December 31, 2011 and 2010, respectively)	4,115,523	5,914,372
Investment securities (fair value of $545,761 and $3,867,488 at December 31, 2011 and 2010, respectively)	539,011	3,939,006

Total securities	13,832,292	28,063,710
Loans	29,327,345	30,923,897
Deferred loan costs	83,805	86,633
Allowance for loan losses	(273,791)	(236,574)

Net loans	29,137,359	30,773,956
Federal Home Loan Bank of New York stock	510,564	871,940
Foreclosed real estate, net	40,619	45,693
Accrued interest receivable	129,088	245,546
Banking premises and equipment, net	70,610	69,444
Goodwill	152,109	152,109
Other assets	729,164	274,238

Total Assets	$45,355,885	$61,166,033

Liabilities and Shareholders’ Equity:
Deposits:
Interest-bearing	$24,903,311	$24,605,896
Noninterest-bearing	604,449	567,230

Total deposits	25,507,760	25,173,126
Repurchase agreements	6,950,000	14,800,000
Federal Home Loan Bank of New York advances	8,125,000	14,875,000

Total borrowed funds	15,075,000	29,675,000
Due to brokers for securities purchases	-	538,200
Accrued expenses and other liabilities	212,685	269,469

Total liabilities	40,795,445	55,655,795

Commitments and Contingencies (Notes 1, 7, 10 and 15)
Common stock, $0.01 par value, 3,200,000,000 shares authorized; 741,466,555 shares issued; 527,571,496 and 526,718,310 shares outstanding at December 31, 2011 and 2010, respectively	7,415	7,415
Additional paid-in capital	4,720,890	4,705,255
Retained earnings	1,709,821	2,642,338
Treasury stock, at cost; 213,895,059 and 214,748,245 shares at December 31, 2011 and 2010, respectively	(1,719,114)	(1,725,946)
Unallocated common stock held by the employee stock ownership plan	(198,223)	(204,230)
Accumulated other comprehensive income, net of tax	39,651	85,406

Total shareholders’ equity	4,560,440	5,510,238

Total Liabilities and Shareholders’ Equity	$45,355,885	$61,166,033

See accompanying notes to consolidated financial statements.

Hudson City Bancorp, Inc. and Subsidiary

Consolidated Statements of Operations

	Year Ended December 31,

	2011	2010	2009

	(In thousands, except per share data)
Interest and Dividend Income:
First mortgage loans	$1,492,989	$1,667,027	$1,678,789
Consumer and other loans	15,740	18,409	21,676
Mortgage-backed securities held to maturity	213,211	356,023	493,549
Mortgage-backed securities available for sale	301,349	495,572	490,109
Investment securities held to maturity	100,196	179,632	86,581
Investment securities available for sale	940	19,112	126,793
Dividends on Federal Home Loan Bank of New York stock	38,820	46,107	43,103
Federal funds sold	4,392	2,614	1,186

Total interest and dividend income	2,167,637	2,784,496	2,941,786

Interest Expense:
Deposits	328,514	376,347	483,468
Borrowed funds	858,189	1,217,322	1,214,840

Total interest expense	1,186,703	1,593,669	1,698,308

Net interest income	980,934	1,190,827	1,243,478
Provision for Loan Losses	120,000	195,000	137,500

Net interest income after provision for loan losses	860,934	995,827	1,105,978

Non-Interest Income:
Service charges and other income	11,449	10,369	9,399
Gains on securities transactions	102,468	152,625	24,185

Total non-interest income	113,917	162,994	33,584

Non-Interest Expense:
Compensation and employee benefits	113,129	133,803	137,071
Net occupancy expense	33,830	32,689	32,270
Federal deposit insurance assessment	120,981	55,957	35,094
FDIC special assessment	-	-	21,098
Loss on extinguishment of debt	1,900,591	-	-
Other expense	61,629	43,939	40,063

Total non-interest expense	2,230,160	266,388	265,596

(Loss) Income before income tax (benefit) expense	(1,255,309)	892,433	873,966
Income Tax (Benefit) Expense	(519,320)	355,227	346,722

Net (loss) income	$(735,989)	$537,206	$527,244

Basic (Loss) Earnings Per Share	$(1.49)	$1.09	$1.08

Diluted (Loss) Earnings Per Share	$(1.49)	$1.09	$1.07

See accompanying notes to consolidated financial statements.

Hudson City Bancorp, Inc. and Subsidiary

Consolidated Statements of Changes in Shareholders’ Equity

	Year Ended December 31,

	2011	2010	2009

	(In thousands, except share amounts)

Common Stock	$7,415	$7,415	$7,415

Additional paid-in capital:
Balance at beginning of year	4,705,255	4,683,414	4,641,571
Stock option plan expense	8,251	11,138	12,869
Tax benefit from stock plans	2,029	810	24,834
Allocation of ESOP stock	1,877	6,239	6,319
RRP stock granted	-	(145)	(6,771)
Vesting of RRP stock	3,478	3,799	4,592

Balance at end of year	4,720,890	4,705,255	4,683,414

Retained Earnings:
Balance at beginning of year	2,642,338	2,401,606	2,196,235
Net (loss) income	(735,989)	537,206	527,244
Dividends paid on common stock ($0.39, $0.60, and $0.59 per share, respectively)	(192,698)	(295,757)	(288,408)
Exercise of stock options	(3,830)	(717)	(33,465)

Balance at end of year	1,709,821	2,642,338	2,401,606

Treasury Stock:
Balance at beginning of year	(1,725,946)	(1,727,579)	(1,737,838)
Purchase of common stock	(163)	(464)	(43,477)
Exercise of stock options	6,995	1,952	46,965
RRP stock granted	-	145	6,771

Balance at end of year	(1,719,114)	(1,725,946)	(1,727,579)

Unallocated common stock held by the ESOP:
Balance at beginning of year	(204,230)	(210,237)	(216,244)
Allocation of ESOP stock	6,007	6,007	6,007

Balance at end of year	(198,223)	(204,230)	(210,237)

Accumulated other comprehensive income (loss):
Balance at beginning of year	85,406	184,533	47,657

Net change in unrealized gains on securities available for sale arising during the year, net of tax expense of $23,628 for 2011, $1,236 for 2010 and $100,466 for 2009	33,913	1,790	145,473
Reclassification adjustment for gains included in net (loss) income, net of tax expense of $41,858 for 2011, $62,347 for 2010 and $9,880 for 2009	(61,942)	(90,278)	(14,305)
Pension and other postretirement benefits adjustment, net of tax benefit (expense) of $12,305 for 2011, $7,348 for 2010 and ($3,792) for 2009	(17,726)	(10,639)	5,708

Other comprehensive (loss) income, net of tax	(45,755)	(99,127)	136,876

Balance at end of year	39,651	85,406	184,533

Total Shareholders’ Equity	$4,560,440	$5,510,238	$5,339,152

Summary of comprehensive (loss) income
Net (loss) income	$(735,989)	$537,206	$527,244
Other comprehensive (loss) income, net of tax	(45,755)	(99,127)	136,876

Total comprehensive (loss) income	$(781,744)	$438,079	$664,120

See accompanying notes to consolidated financial statements.

Hudson City Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	Year Ended December 31,

	2011	2010	2009

	(In thousands)
Cash Flows from Operating Activities:
Net (loss) income	$(735,989)	$537,206	$527,244
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, accretion and amortization expense	116,148	116,696	65,984
Provision for loan losses	120,000	195,000	137,500
Gains on securities transactions, net	(102,468)	(152,625)	(24,185)
Loss on extinguishment of debt	1,900,591	-	-
Share-based compensation, including committed ESOP shares	19,613	27,183	29,787
Deferred tax benefit	(172,002)	(55,803)	(46,700)
Decrease (increase) in accrued interest receivable	116,458	58,545	(5,046)
(Increase) decrease in other assets	(268,781)	34,507	(164,846)
(Decrease) increase in accrued expenses and other liabilities	(56,785)	(5,627)	2,878

Net Cash Provided by Operating Activities	936,785	755,082	522,616

Cash Flows from Investing Activities:
Originations of loans	(4,926,325)	(5,826,008)	(6,063,870)
Purchases of loans	(344,766)	(764,335)	(3,161,401)
Payments received on loans	6,708,554	7,261,911	6,768,470
Principal collection of mortgage-backed securities held to maturity	1,808,661	4,198,619	2,609,338
Purchases of mortgage-backed securities held to maturity	-	(172,434)	(3,017,730)
Principal collection of mortgage-backed securities available for sale	2,791,747	4,167,652	2,123,330
Proceeds from sales of mortgage-backed securities available for sale	9,064,378	4,070,045	785,594
Purchases of mortgage-backed securities available for sale	(3,591,346)	(14,776,371)	(4,088,367)
Proceeds from maturities and calls of investment securities held to maturity	3,400,000	6,049,235	400,000
Purchases of investment securities held to maturity	-	(5,902,176)	(4,440,329)
Proceeds from maturities and calls of investment securities available for sale	-	1,025,000	3,622,225
Proceeds from sales of investment securities available for sale	82,475	-	316
Purchases of investment securities available for sale	-	-	(1,331,300)
Purchases of Federal Home Loan Bank of New York stock	(16,624)	(8,422)	(78,273)
Redemption of Federal Home Loan Bank of New York stock	378,000	11,250	69,075
Purchases of premises and equipment, net	(9,608)	(8,031)	(6,316)
Net proceeds from sale of foreclosed real estate	56,376	26,277	15,557

Net Cash Provided by (Used in) Investing Activities	15,401,522	(647,788)	(5,793,681)

Cash Flows from Financing Activities:
Net increase in deposits	334,634	595,078	6,114,006
Proceeds from borrowed funds	6,500,000	-	750,000
Principal payments on borrowed funds	(22,900,591)	(300,000)	(1,000,000)
Dividends paid	(192,698)	(295,757)	(288,408)
Purchases of treasury stock	(163)	(464)	(43,477)
Exercise of stock options	3,165	1,235	13,500
Tax benefit from stock plans	2,029	810	24,834

Net Cash (Used in) Provided by Financing Activities	(16,253,624)	902	5,570,455

Net Increase in Cash and Cash Equivalents	84,683	108,196	299,390
Cash and Cash Equivalents at Beginning of Year	669,397	561,201	261,811

Cash and Cash Equivalents at End of Year	$754,080	$669,397	$561,201

Supplemental Disclosures of cash flow information:
Interest paid	$1,272,778	$1,586,485	$1,696,279

Loans transferred to foreclosed real estate	$75,422	$73,132	$26,581

Income taxes paid	$20,762	$448,983	$350,712

Supplemental Disclosures of non-cash investing and financing activities:
Adjustment for Net Claim related to Lehman Brothers, Inc.
Reduction of mortgage-backed securities	$114,005	$-	$-

Reduction of borrowed funds	$100,000	$-	$-

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.	Organization

Hudson City Bancorp, Inc. (“Hudson City Bancorp” or the “Company”) is a Delaware corporation and is the savings and loan holding company for Hudson City Savings Bank and its subsidiaries (“Hudson City Savings” or the “Bank”). As a savings and loan holding company, Hudson City Bancorp is subject to the supervision and examination of the Board of Governors of the Federal Reserve System (the “FRB”). Hudson City Savings is a federally chartered stock savings bank subject to supervision and examination by the Office of the Comptroller of the Currency (the “OCC”).

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

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods. Cash reserves are required to be maintained on deposit with the Federal Reserve Bank of New York based on deposits. The amount of the required reserves for the years ended December 31, 2011 and 2010 was $17.8 million and $19.3 million, respectively.

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

Mortgage-backed securities are classified as either held to maturity or available for sale. For the years ended December 31, 2011, 2010 and 2009, we did not maintain a trading portfolio. Mortgage-backed securities classified as held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Amortization and accretion is reflected as an adjustment to interest income over the life of the security, adjusted for estimated prepayments, using the effective interest method. Hudson City has both the ability and the positive intent to hold these investment securities to maturity. Mortgage-backed securities

Notes to Consolidated Financial Statements

available for sale are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of other comprehensive income or loss, which is included in shareholders’ equity. Amortization and accretion of premiums and discounts are reflected as an adjustment to interest income over the life of the security, adjusted for estimated prepayments, using the effective interest method. Realized gains and losses are recognized when securities are sold using the specific identification method. The estimated fair value of substantially all of these securities is determined by the use of market prices obtained from independent third-party pricing services. We assess the reasonableness of the fair values obtained by reference to a second independent nationally recognized pricing service. We conduct a periodic review and evaluation of the securities portfolio to determine if a decline in the fair value of any security below its cost basis is other-than-temporary. Our evaluation of other-than-temporary impairment considers the duration and severity of the impairment, our intent to sell the security and whether it is more likely than not that we will be required to sell before full recovery of our investment or maturity. For mortgage-backed securities deemed to be other-than-temporarily impaired, the security is written down to a new cost basis with the estimated credit loss charged to income as a component of non-interest expense and the non-credit related impairment loss charged to other comprehensive income. See “Critical Accounting Policies – Securities Impairment”.

Investment Securities

Investment securities are classified as either held to maturity or available for sale. For the years ended December 31, 2011, 2010 and 2009, we did not maintain a trading portfolio. Investment securities classified as held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Amortization and accretion is reflected as an adjustment to interest income over the life of the security using the effective interest method. Hudson City has both the ability and the positive intent to hold these investment securities to maturity. Securities available for sale are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income or loss, which is included in shareholders’ equity. Amortization and accretion of premiums and discounts are reflected as an adjustment to interest income over the life of the security using the effective interest method. Realized gains and losses are recognized when securities are sold or called using the specific identification method. The estimated fair value of substantially all of these securities is determined by the use of quoted market prices obtained from independent third-party pricing services. We assess the reasonableness of the fair values obtained by reference to a second independent nationally recognized pricing service. We conduct a periodic review and evaluation of the securities portfolio to determine if a decline in the fair value of any security below its cost basis is other-than-temporary. Our evaluation of other-than-temporary impairment considers the duration and severity of the impairment, our intent to sell the security and whether it is more likely than not that we will be required to sell before full recovery of our investment or maturity. For debt securities deemed to be other-than-temporarily impaired, the security is written down to a new cost basis with the estimated credit loss charged to income as a component of non-interest expense and the non-credit related impairment loss charged to other comprehensive income. For equity securities that are deemed to be other-than-temporarily impaired, the security is written down to a new cost basis and the resulting loss is charged to income as a component of non-interest expense. See “Critical Accounting Policies – Securities Impairment”.

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

Existing customers in good credit standing were permitted to modify the terms of their mortgage loan, for a fee, to the terms of the currently offered fixed-rate product with a similar or reduced period to maturity than the

Notes to Consolidated Financial Statements

current remaining period of their existing loan. The modified terms of these loans are at least as favorable to us as the terms of mortgage loans we offer to new customers. The fee assessed for modifying the mortgage loan is deferred and accreted over the life of the modified loan using the effective interest method. Such accretion is reflected as an adjustment to interest income. We have determined that the modification of the terms of the loan (i.e. the change in rate and period to maturity), represents a more than minor change to the loan. Accordingly, pre-modification deferred fees or costs associated with the mortgage loan are recognized in interest income at the time of the modification. Effective December 31, 2011, we discontinued this product offering.

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

We adopted Accounting Standards Update (“ASU”) No. 2011-02 on April 1, 2011 which provides additional guidance to creditors for evaluating whether a modification or restructuring of a receivable is a troubled debt restructuring. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that the restructuring constitutes a concession and the borrower is experiencing financial difficulties. As a result of our adoption of ASU No. 2011-02, in the second quarter of 2011 we determined that approximately $26.2 million of residential mortgage loans were troubled debt restructurings that were not previously considered as such.

Loans that were modified in a troubled debt restructuring primarily represent loans that have been in a deferred payment plan for an extended period of time, generally in excess of six months, loans that have had past due amounts capitalized as part of the loan balance, loans that have a confirmed Chapter 13 bankruptcy status and other repayment plans. These loans are individually evaluated for impairment to determine if the carrying value of the loan is in excess of the fair value of the collateral or the present value of the loan’s expected future cash flows.

Hudson City Savings defines the population of potential impaired loans to be all non-accrual construction, commercial real estate and multi-family loans as well as loans classified as troubled debt restructurings. Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral or the present value of the loan’s expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and consumer loans, are specifically excluded from the impaired loan analysis unless they have been modified as a troubled debt restructuring.

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

Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties resulting in a loan concentration in residential first mortgage loans at December 31, 2011. As a result of our

Notes to Consolidated Financial Statements

lending practices, we also have a concentration of loans secured by real property located primarily in New Jersey, New York and Connecticut. At December 31, approximately 81.7% of our total loans are in the New York metropolitan area. Additionally, the states of Pennsylvania, Virginia, Illinois and Maryland, accounted for 4.7%, 2.6%, 2.3%, and 2.0%, respectively of total loans. The remaining 6.7% of the loan portfolio is secured by real estate primarily in the remainder of our lending markets which includes states as far south as South Carolina and as far east as the Mississippi River. Based on the composition of our loan portfolio, we believe the primary risks inherent in our portfolio are the continued weakened economic conditions due to the recent U.S. recession, continued high levels of unemployment, rising interest rates in the markets we lend and a continuing decline in real estate market values. Any one or a combination of these adverse trends may adversely affect our loan portfolio resulting in increased delinquencies, non-performing assets, charge-offs and future levels of loan loss provisions. We consider these trends in market conditions in determining the ALL.

Due to the nature of our loan portfolio, our evaluation of the adequacy of our ALL is performed primarily on a “pooled” basis. Each month we prepare an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type (fixed-rate and adjustable-rate one- to four-family mortgages, home equity, multi-family, commercial, construction, etc.), loan source (originated or purchased) and payment status (i.e., current or number of days delinquent). Loans with known potential losses are categorized separately. We assign potential loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to charge-off history, delinquency trends, portfolio growth and the status of the regional economy and housing market, in order to ascertain that the loss factors cover probable and estimable losses inherent in the portfolio. Based on our recent loss experience on non-performing loans, we updated certain loss factors used in our quantitative analysis of the ALL for one- to four- family first mortgage loans during 2011. This update in our loss factors did not have a material effect on the ultimate level of our ALL or on our provision for loan losses. We use this analysis, as a tool, together with principal balances and delinquency reports, to evaluate the adequacy of the ALL. Other key factors we consider in this process are current real estate market conditions in geographic areas where our loans are located, changes in the trend of non-performing loans, the results of our foreclosed property transactions, the current state of the local and national economy, changes in interest rates and loan portfolio growth. Any one or a combination of these adverse trends may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and higher future levels of provisions.

We maintain the ALL through provisions for loan losses that we charge to income. We charge losses on loans against the ALL when we believe the collection of loan principal is unlikely. This is generally by the time a loan is 180 days delinquent and an updated appraisal reflects a shortfall in the collateral value as compared to the outstanding principal balance of a mortgage loan. We establish the provision for loan losses after considering the results of our review as described above. We apply this process and methodology in a consistent manner and we reassess and modify the estimation methods and assumptions used in response to changing conditions. Such changes, if any, are approved by our Asset Quality Committee (the “AQC”) each quarter.

Federal Home Loan Bank of New York Stock

As a member of the Federal Home Loan Bank of New York (the “FHLB”), we are required to acquire and hold shares of FHLB Class B stock. Our holding requirement varies based on our activities, primarily our outstanding borrowings, with the FHLB. Our investment in FHLB stock is carried at cost. We conduct a periodic review and evaluation of our FHLB stock to determine if any impairment exists.

Notes to Consolidated Financial Statements

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

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually using a fair-value based two-step approach.

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

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Certain tax benefits attributable to stock options and restricted stock are credited to additional paid-in capital. A valuation allowance is established when management is unable to conclude that it is more

Notes to Consolidated Financial Statements

likely than not that it will realize deferred tax assets based on the nature and timing of these items. Tax positions taken, or expected to be taken, in a tax return and which meet recognition thresholds, are recognized in our financial statements based on measurement attributes prescribed in accounting guidance. Accruals of interest and penalties related to unrecognized tax benefits are recognized in income tax expense.

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

The Employee Stock Ownership Plan (the “ESOP”) is accounted for in accordance with FASB guidance related to employee stock ownership plans. The funds borrowed by the ESOP from Hudson City Bancorp to purchase Hudson City Bancorp common stock are being repaid from Hudson City Savings’ contributions and dividends paid on unallocated ESOP shares over a period of up to 40 years. Hudson City common stock not allocated to participants is recorded as a reduction of stockholders’ equity at cost. Compensation expense for the ESOP is based on the average market price of our stock during each quarter.

Stock-Based Compensation

Stock-based compensation expense is recognized over the period of requisite service based upon the grant-date fair value of those awards.

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

Notes to Consolidated Financial Statements

Hudson City has also obtained advances from the FHLB, which are generally secured by a blanket lien against our mortgage portfolio. Total borrowings with the FHLB are generally limited by a multiple of the amount of FHLB stock owned or a percentage of the fair value of our mortgage portfolio, whichever is greater.

The loss on the early extinguishment of debt is based on the fair value of the borrowing and is included in non-interest expense.

The Bank has modified certain structured borrowings to eliminate or reduce the put option held by the lender. Management evaluates each modification to determine if the modification results in a substantially different borrowing and therefore should be recognized as an extinguishment. The evaluation of the modifications includes a comparison of the borrowing’s cash flows before and after the modification, the terms of any collateral agreements and option agreements, and the amount of any fees exchanged. None of the debt modifications entered into during 2011, 2010 and 2009 resulted in a debt extinguishment.

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

Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock options) were exercised or resulted in the issuance of common stock. These potentially dilutive shares would then be included in the weighted average number of shares outstanding for the period using the treasury stock method. The Company reported a net loss for 2011 and therefore potentially dilutive shares are not included in the weighted average number of shares outstanding for 2011. Shares issued and shares reacquired during any period are weighted for the portion of the period that they were outstanding.

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

Notes to Consolidated Financial Statements

3.	Stock Repurchase Programs

We have previously announced several stock repurchase programs. Under our stock repurchase programs, shares of Hudson City Bancorp common stock may be purchased in the open market or through other privately negotiated transactions, depending on market conditions. The repurchased shares are held as treasury stock for general corporate use. In accordance with the terms of the memorandum of understanding described in Note 14, future share repurchases must be approved by the FRB. We did not purchase any of our common shares pursuant to the repurchase programs during the year ended December 31, 2011. Included in treasury stock are vested shares related to stock awards that were surrendered for withholding taxes. These shares are included in treasury stock purchases in the consolidated statements of cash flows and amounted to 17,145, 34,923, and 19,355 shares for 2011, 2010 and 2009, respectively. During the year ended December 31, 2009 we purchased 3,970,605 shares of our common stock at an aggregate cost of $43.5 million. There were no stock repurchases during the year ended December 31, 2010. As of December 31, 2011, there remained 50,123,550 shares that may be purchased under the existing stock repurchase programs.

4.	Mortgage-Backed Securities

The amortized cost and estimated fair market value of mortgage-backed securities at December 31 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Market Value

	(In thousands)

2011
Held to Maturity:
GNMA pass-through certificates	$83,587	$2,602	$-	$86,189
FNMA pass-through certificates	1,154,638	78,603	(4)	1,233,237
FHLMC pass-through certificates	2,132,408	125,364	-	2,257,772
FHLMC and FNMA - REMICs	744,890	46,335	-	791,225

Total held to maturity	$4,115,523	$252,904	$(4)	$4,368,423

Available for Sale:
GNMA pass-through certificates	$1,139,894	$26,353	$(19)	$1,166,228
FNMA pass-through certificates	4,407,970	60,059	-	4,468,029
FHLMC pass-through certificates	3,390,467	61,689	-	3,452,156
FHLMC and FNMA - REMICs	81,768	2,209	-	83,977

Total available for sale	$9,020,099	$150,310	$(19)	$9,170,390

2010
Held to Maturity:
GNMA pass-through certificates	$98,887	$2,802	$-	$101,689
FNMA pass-through certificates	1,622,994	87,271	-	1,710,265
FHLMC pass-through certificates	2,943,565	148,248	-	3,091,813
FHLMC and FNMA - REMICs	1,248,926	46,846	(32)	1,295,740

Total held to maturity	$5,914,372	$285,167	$(32)	$6,199,507

Available for Sale:
GNMA pass-through certificates	$1,560,755	$27,214	$(7,487)	$1,580,482
FNMA pass-through certificates	10,333,033	122,305	(57,550)	10,397,788
FHLMC pass-through certificates	5,521,741	129,547	(32,116)	5,619,172
FHLMC and FNMA - REMICs	509,755	13,340	-	523,095

Total available for sale	$17,925,284	$292,406	$(97,153)	$18,120,537

Notes to Consolidated Financial Statements

The following tables summarize the fair values and unrealized losses of mortgage-backed securities with an unrealized loss at December 31, 2011 and 2010, segregated between securities that had been in a continuous unrealized loss position for less than twelve months or longer than twelve months at the respective dates.

	Less Than 12 Months		12 Months or Longer		Total

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

			(In thousands)

2011
Held to Maturity:
FNMA pass-through certificates	$210	$(4)	$-	$-	$210	$(4)

Total held to maturity	210	(4)	-	-	210	(4)

Available for Sale:
GNMA pass-through certificates	12,891	(19)	-	-	12,891	(19)

Total available for sale	12,891	(19)	-	-	12,891	(19)

Total	$13,101	$(23)	$-	$-	$13,101	$(23)

2010
Held to Maturity:
FHLMC and FNMA - REMIC’s	$7,373	$(24)	$3,163	$(8)	$10,536	$(32)

Total held to maturity	7,373	(24)	3,163	(8)	10,536	(32)

Available for Sale:
GNMA pass-through certificates	424,575	(7,487)	-	-	424,575	(7,487)
FNMA pass-through certificates	4,375,620	(57,550)	-	-	4,375,620	(57,550)
FHLMC pass-through certificates	2,425,458	(32,116)	-	-	2,425,458	(32,116)

Total available for sale	7,225,653	(97,153)	-	-	7,225,653	(97,153)

Total	$7,233,026	$(97,177)	$3,163	$(8)	$7,236,189	$(97,185)

The unrealized losses were primarily due to the changes in market interest rates subsequent to purchase. At December 31, 2011, a total of 4 securities were in an unrealized loss position (99 at December 31, 2010). We did not consider these investments to be other-than-temporarily impaired at December 31, 2011 and December 31, 2010 since the decline in market value was attributable to changes in interest rates and not credit quality and the Company does not intend to sell and does not believe that it is more likely than not that we will be required to sell these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result no impairment loss was recognized during the years ended December 31, 2011, 2010 and 2009, respectively.

Notes to Consolidated Financial Statements

The amortized cost and estimated fair market value of mortgage-backed securities held to maturity and available for sale at December 31, 2011, by contractual maturity, are shown below. The table does not include the effect of prepayments and scheduled principal amortization which totaled $4.60 billion in 2011.

	Amortized Cost	Estimated Fair Market Value

	(In thousands)

Held to Maturity:
Due after one year through five years	$1,700	$1,819
Due after five years through ten years	8,650	9,203
Due after ten years	4,105,173	4,357,401

Total held to maturity	$4,115,523	$4,368,423

Available for Sale:
Due after ten years	$9,020,099	$9,170,390

Total available for sale	$9,020,099	$9,170,390

Sales of mortgage-backed securities available-for-sale amounted to $8.96 billion, $3.92 billion and $761.6 million during 2011, 2010 and 2009, respectively. Realized gains on the sales of mortgage-backed securities amounted to $100.0 million, $152.6 million and $24.0 million during 2011, 2010 and 2009, respectively. The sales in 2011 were engaged in as part of the Transactions described in Note 10.

As of December 31, 2011, mortgage-backed securities with an amortized cost of $8.47 billion were pledged as collateral for securities sold under agreements to repurchase.

5.	Investment Securities

The amortized cost and estimated fair market value of investment securities at December 31 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Market Value

	(In thousands)

2011
Held to Maturity:
United States government-sponsored enterprises debt	$539,011	$6,750	$-	$545,761

Total held to maturity	$539,011	$6,750	$-	$545,761

Available for Sale:
Equity securities	$6,767	$601	$-	$7,368

Total available for sale	$6,767	$601	$-	$7,368

2010
Held to Maturity:
United States government-sponsored enterprises debt	$3,939,006	$3,698	$(75,216)	$3,867,488

Total held to maturity	$3,939,006	$3,698	$(75,216)	$3,867,488

Available for Sale:
United States government-sponsored enterprises debt	$80,000	$2,647	$-	$82,647
Equity securities	6,767	381	-	7,148

Total available for sale	$86,767	$3,028	$-	$89,795

Notes to Consolidated Financial Statements

At December 31, 2011, there were no unrealized losses on our available for sale and held-to-maturity investment securities. Therefore, there were no other-than-temporary impairment (the “OTTI”) concerns related to these securities at December 31, 2011. Additionally, there were no OTTI charges in 2011, 2010, or 2009.

The following table summarizes the fair values and unrealized losses of investment securities with an unrealized loss at December 31, 2010, and if the unrealized loss position was for a continuous period of less than twelve months or longer than twelve months at the respective dates.

	Less Than 12 Months		12 Months or Longer		Total

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

			(In thousands)

2010
Held to Maturity:
United States government-sponsored enterprises debt	$3,524,781	$(75,216)	$-	$-	$3,524,781	$(75,216)

Total held to maturity	3,524,781	(75,216)	-	-	3,524,781	(75,216)

Total	$3,524,781	$(75,216)	$-	$-	$3,524,781	$(75,216)

The unrealized losses at December 31, 2010 were primarily due to changes in market interest rates subsequent to purchase. At December 31, 2011, there were no securities in an unrealized loss position (16 at December 31, 2010). We did not consider these investments to be other-than-temporarily impaired at December 31, 2010 since the decline in market value was attributable to changes in interest rates and not credit quality and the Company does not intend to sell and does not believe that it is more likely than not that we will be required to sell these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result no impairment loss has been recognized during the years ended December 31, 2011, 2010 and 2009, respectively.

The amortized cost and estimated fair market value of investment securities held to maturity and available for sale at December 31, 2011, by contractual maturity, are shown below. The expected maturity may differ from the contractual maturity because issuers may have the right to call or prepay obligations. Equity securities have been excluded from this table.

	Amortized Cost	Estimated Fair Market Value

	(In thousands)

Held to Maturity:
Due after ten years	$539,011	$545,761

Total held to maturity	$539,011	$545,761

There were sales of $80.0 million and $168,000 of investment securities available-for-sale during 2011 and 2009, respectively and none during 2010. Gross realized gains on sales and calls of investment securities available for sale were $2.5 million and $148,000 during 2011 and 2009, respectively, and none during 2010. The carrying value of securities pledged as required security for deposits and for other purposes required by law amounted to $17.4 million and $21.6 million at December 31, 2011 and 2010, respectively.

As of December 31, 2011, investment securities with an amortized cost of $500 million were pledged as collateral for securities under agreements to repurchase.

Notes to Consolidated Financial Statements

6.	Loans and Allowance for Loan Losses

Loans at December 31 are summarized as follows:

	2011	2010
	(In thousands)

First mortgage loans:
One- to four-family
Amortizing	$23,480,909	$24,912,935
Interest-only	4,779,863	5,136,463
FHA/VA	734,781	499,724
Multi-family and commercial	39,634	48,067
Construction	4,929	9,081

Total first mortgage loans	29,040,116	30,606,270

Consumer and other loans:
Fixed–rate second mortgages	131,597	160,896
Home equity credit lines	134,502	137,467
Other	21,130	19,264

Total consumer and other loans	287,229	317,627

Total loans	$29,327,345	$30,923,897

There were no loans held for sale at December 31, 2011 and 2010.

The following tables present the composition of our loan portfolio by credit quality indicator at the dates indicated:

Credit Risk Profile based on Payment Activity

			(In thousands)

	One-to four- family first mortgage loans		Other first Mortgages		Consumer and Other			Total Loans
December 31, 2011	Amortizing	Interest-only	Multi-family and Commercial	Construction	Fixed-rate second mortgages	Home Equity credit lines	Other
Performing	$23,417,785	$4,566,001	$37,411	$585	$130,869	$130,897	$21,110	$28,304,658
Non-performing	797,905	213,862	2,223	4,344	728	3,605	20	1,022,687

Total	$24,215,690	$4,779,863	$39,634	$4,929	$131,597	$134,502	$21,130	$29,327,345

December 31, 2010
Performing	$24,733,745	$4,957,115	$46,950	$1,521	$160,456	$135,111	$17,740	$30,052,638
Non-performing	678,914	179,348	1,117	7,560	440	2,356	1,524	871,259

Total	$25,412,659	$5,136,463	$48,067	$9,081	$160,896	$137,467	$19,264	$30,923,897

Notes to Consolidated Financial Statements

Credit Risk Profile by Internally Assigned Grade
			(In thousands)

	One-to four- family first mortgage loans		Other first Mortgages		Consumer and Other			Total Loans
December 31, 2011	Amortizing	Interest-only	Multi-family and Commercial	Construction	Fixed-rate second mortgages	Home Equity credit lines	Other
Pass	$23,325,078	$4,536,090	$23,997	$-	$130,649	$130,487	$19,231	$28,165,532
Special mention	146,391	26,428	2,989	-	220	410	593	177,031
Substandard	744,221	217,345	12,648	4,929	728	3,605	1,306	984,782

Total	$24,215,690	$4,779,863	$39,634	$4,929	$131,597	$134,502	$21,130	$29,327,345

December 31, 2010
Pass	$24,646,101	$4,927,545	$37,697	$1,521	$160,216	$134,408	$17,737	$29,925,225
Special mention	151,800	29,570	1,199	-	240	703	3	183,515
Substandard	614,758	179,348	1,117	7,560	440	2,356	1,524	807,103
Doubtful	-	-	8,054	-	-	-	-	8,054

Total	$25,412,659	$5,136,463	$48,067	$9,081	$160,896	$137,467	$19,264	$30,923,897

Loan classifications are defined as follows:

•

Pass – These loans are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral in a timely manner.

•	Special Mention – These loans have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of repayment prospects.
•

Substandard – These loans are inadequately protected by the current net worth and paying capacity of the obligor or by the collateral pledged, if any. Assets so classified must have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

•

Doubtful – These loans have all the weaknesses inherent in a loan classified substandard with the added characteristic that the weaknesses make the full recovery of our principal balance highly questionable and improbable on the basis of currently known facts, conditions, and values. The likelihood of a loss on an asset or portion of an asset classified Doubtful is high. Its classification as Loss is not appropriate, however, because pending events are expected to materially affect the amount of loss.

•

Loss – These loans are considered uncollectible and of such little value that a charge-off is warranted. This classification does not necessarily mean that an asset has no recovery or salvage value; but rather, there is much doubt about whether, how much, or when the recovery will occur.

We evaluate the classification of our one-to four- family mortgage loans, consumer loans and other loans primarily on a pooled basis by delinquency. Loans that are past due 60 to 89 days are classified as special mention and loans that are past due 90 days or more are classified as substandard. We obtain updated valuations for one- to four- family mortgage loans by the time a loan becomes 180 days past due. If necessary, we charge-off an amount to reduce the carrying value of the loan to the value of the underlying property, less estimated selling costs. Since we record the charge-off when we receive the updated valuation, we typically do not have any residential first mortgages classified as doubtful or loss. We evaluate troubled debt restructured loans, multi-family, commercial and construction loans individually and base our classification on the debt service capability of the underlying property as well as secondary sources of repayment such as the borrower’s and any guarantor’s ability and willingness to provide debt service.

Originating loans secured by residential real estate is our primary business. Our financial results may be adversely affected by changes in prevailing economic conditions, either nationally or in our local New Jersey

Notes to Consolidated Financial Statements

and metropolitan New York market areas, including decreases in real estate values, adverse employment conditions, the monetary and fiscal policies of the federal and state government and other significant external events. As a result of our lending practices, we have a concentration of loans secured by real property located primarily in New Jersey, New York and Connecticut (the “New York metropolitan area”). At December 31, 2011 approximately 81.7% of our total loans are in the New York metropolitan area.

Included in our loan portfolio at December 31, 2011 and December 31, 2010 are $4.78 billion and $5.14 billion, respectively, of interest-only one-to four-family residential mortgage loans. These loans are originated as adjustable-rate mortgage (“ARM”) loans with initial terms of five, seven or ten years with the interest-only portion of the payment based upon the initial loan term, or offered on a 30-year fixed-rate loan with interest-only payments for the first 10 years of the obligation. At the end of the initial 5-, 7- or 10-year interest-only period, the loan payment will adjust to include both principal and interest and will amortize over the remaining term so the loan will be repaid at the end of its original life. We had $213.9 million and $179.3 million of non-performing interest-only one-to four-family residential mortgage loans at December 31, 2011 and December 31, 2010, respectively.

In addition to our full documentation loan program, we originate loans to certain eligible borrowers as limited documentation loans. We have originated these types of loans for over 15 years. Loans eligible for limited documentation processing are ARM loans, interest-only first mortgage loans and 10-, 15-, 20- and 30-year fixed-rate loans to owner-occupied primary and second home applicants. These loans are available in amounts up to 70% of the lower of the appraised value or purchase price of the property. Generally the maximum loan amount for limited documentation loans is $750,000 and these loans are subject to higher interest rates than our full documentation loan products. Limited documentation loans have an inherently higher level of risk compared to loans with full documentation. Included in our loan portfolio at December 31, 2011 are $3.85 billion of originated amortizing limited documentation loans and $956.2 million of originated limited documentation interest-only loans. Non-performing loans at December 31, 2011 include $126.9 million of originated amortizing limited documentation loans and $71.0 million of originated interest-only limited documentation loans. Included in our loan portfolio at December 31, 2010 are $3.38 billion of originated amortizing limited documentation loans and $938.8 million of originated limited documentation interest-only loans. Non-performing loans at December 31, 2010 include $91.5 million of originated amortizing limited documentation loans and $58.3 million of originated interest-only limited documentation loans.

Notes to Consolidated Financial Statements

The following table is a comparison of our delinquent loans by class as of the date indicated:

	30-59 Days	60-89 Days	90 Days or more	Total Past Due	Current Loans	Total Loans	90 Days or more and accruing (1)
At December 31, 2011	(In thousands)
One- to four-family first mortgages:
Amortizing	$357,099	$158,546	$797,905	$1,313,550	$22,902,140	$24,215,690	$97,476
Interest-only	63,360	27,833	213,862	305,055	4,474,808	4,779,863	-
Multi-family and commercial mortgages	1,521	393	2,223	4,137	35,497	39,634	-
Construction loans	-	-	4,344	4,344	585	4,929	-
Consumer and other loans:
Fixed-rate second mortgages	1,202	220	728	2,150	129,447	131,597	-
Home equity lines of credit	2,471	410	3,605	6,486	128,016	134,502	-
Other	1,536	2	20	1,558	19,572	21,130	-

Total	$427,189	$187,404	$1,022,687	$1,637,280	$27,690,065	$29,327,345	$97,476

At December 31, 2010
One- to four-family first mortgages:
Amortizing	$363,583	$161,530	$678,914	$1,204,027	$24,208,632	$25,412,659	$64,156
Interest-only	47,479	29,570	179,348	256,397	4,880,066	5,136,463	-
Multi-family and commercial mortgages	3,199	1,199	1,117	5,515	42,552	48,067	-
Construction loans	-	-	7,560	7,560	1,521	9,081	-
Consumer and other loans:
Fixed-rate second mortgages	896	240	440	1,576	159,320	160,896	-
Home equity lines of credit	2,419	703	2,356	5,478	131,989	137,467	-
Other	1,330	3	1,524	2,857	16,407	19,264	-

Total	$418,906	$193,245	$871,259	$1,483,410	$29,440,487	$30,923,897	$64,156

      (1) Loans that are past due 90 days or more and still accruing interest are loans that are guaranteed by the FHA.

The following table presents the geographic distribution of our loan portfolio as a percentage of total loans and of our non-performing loans as a percentage of total non-performing loans at December 31:

	2011		2010

	Total loans	Non-performing Loans	Total loans	Non-performing Loans

New Jersey	44.7%	51.3%	44.0%	45.7%
New York	22.4	19.5	19.9	18.7
Connecticut	14.6	6.8	14.5	6.5

Total New York metropolitan area	81.7	77.6	78.4	70.9

Pennsylvania	4.7	1.4	3.1	1.2
Virginia	2.6	2.9	3.5	4.6
Illinois	2.3	4.7	3.0	4.9
Maryland	2.0	3.2	2.7	4.4
All others	6.7	10.2	9.3	14.0

Total outside New York metropolitan area	18.3	22.4	21.6	29.1

	100.0%	100.0%	100.0%	100.0%

Notes to Consolidated Financial Statements

The following is a summary of loans, by class, on which the accrual of income has been discontinued and loans that are contractually past due 90 days or more but have not been classified as non-accrual at December 31:

	2011	2010
	(In thousands)

Non-accrual loans:
One-to four-family amortizing loans	$700,429	$614,758
One-to four-family interest-only loans	213,862	179,348
Multi-family and commercial mortgages	2,223	1,117
Construction loans	4,344	7,560
Fixed-rate second mortgages	728	440
Home equity lines of credit	3,605	2,356
Other loans	20	1,524

Total non-accrual loans	925,211	807,103
Accruing loans delinquent 90 days or more (1)	97,476	64,156

Total non-performing loans	$1,022,687	$871,259

(1) Loans that are past due 90 days or more and still accruing interest are loans that are insured by the FHA.

The total amount of interest income on non-accrual loans that would have been recognized if interest on all such loans had been recorded based upon original contract terms amounted to approximately $56.2 million. The total amount of interest income received during the year on non-accrual loans amounted to approximately $2.6 million during 2011. Hudson City is not committed to lend additional funds to borrowers on non-accrual status.

Loans modified in a troubled debt restructuring totaled $66.5 million at December 31, 2011 of which $7.4 million are 30 to 59 days past due, $4.8 million are 60 to 89 days past due and $11.4 million are 90 days or more past due and are included in non-accrual loans. The remaining troubled debt restructurings were current at December 31, 2011 and have complied with the terms of their restructure agreement. We discontinue accruing interest on troubled debt restructurings that are past due 90 days or more or if we believe we will not collect all amounts contractually due. Approximately $3.3 million of troubled debt restructurings that were previously accruing interest became 90 days or more past due during 2011 for which we ceased accruing interest. At December 31, 2010, loans modified in a troubled debt restructuring totaled $11.1 million all of which were current at the time of their restructuring and were in compliance with the terms of their restructure agreement at December 31, 2010. As a result of our adoption of ASU No. 2011-02 in the second quarter of 2011, we determined that approximately $26.2 million of residential mortgage loans were troubled debt restructurings that were not previously considered as such.

The following table is a comparison of our troubled debt restructuring by class as of the date indicated.

	December 31, 2011			December 31, 2010

	Number of Contracts	Pre-restructuring Outstanding Recorded Investment	Post-restructuring Outstanding Recorded Investment	Number of Contracts	Pre-restructuring Outstanding Recorded Investment	Post-restructuring Outstanding Recorded Investment
	(In thousands)

Troubled debt restructurings:
One-to-four family first mortgages:
Amortizing	146	$57,336	$53,831	6	$2,014	$2,031
Interest-only	9	4,970	4,799	1	1,093	1,103
Multi-family and commercial mortgages	2	7,911	7,911	2	7,911	7,911

Total	157	$70,217	$66,541	9	$11,018	$11,045

Notes to Consolidated Financial Statements

Upon request, we will generally agree to a short-term payment plan for certain residential mortgage loan borrowers. Many of these customers are current as to their mortgage payments, but may be anticipating a short-term cash flow need and want to protect their credit history. The extent of these plans is generally limited to no more than a six-month deferral of principal payments. Pursuant to these short-term payment plans, we do not modify mortgage notes, recast legal documents, extend maturities or reduce interest rates. We also do not forgive any interest or principal. These loans have not been classified as troubled debt restructurings since we collect all principal and interest, the deferral period is short and any reduction in the present value of cash flows is due to the insignificant delay in the timing of principal payments. As a result, these restructurings did not meet the requirements in ASU No. 2011-02 to be considered a troubled debt restructuring. The principal balance of loans with payment plans at December 31, 2011 amounted to $28.1 million, including $19.7 million of loans that are current, $2.0 million that are 30 to 59 days past due, $3.1 million that are 60 to 89 days past due and $3.3 million that are non-accrual loans and 90 days or more past due. The principal balance of loans with payment plans at December 31, 2010 amounted to $81.3 million, including loans that were determined to be troubled debt restructurings as a result of our adoption of ASU No. 2011-02. Of the $81.3 million of loans in payment plans at December 31, 2010, $54.4 million were current, $13.9 million were 30 to 59 days past due, $4.7 million were 60 to 89 days past due and $8.3 million were 90 days or more past due.

Loans evaluated for impairment include loans classified as troubled debt restructurings and non-performing multi-family, commercial and construction loans. The following table presents our loans evaluated for impairment by class at the date indicated:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(In thousands)

December 31, 2011

One-to four-family amortizing loans	$53,831	$56,876	$-	$55,595	$2,411
One-to four-family interest-only loans	4,799	4,974	-	4,891	159
Multi-family and commercial mortgages	6,548	10,266	3,718	10,294	485
Construction loans	3,622	4,344	722	4,752	-

Total	$68,800	$76,460	$4,440	$75,532	$3,055

December 31, 2010

One-to four-family amortizing loans	$2,031	$2,031	$-	$2,031	$106
One-to four-family interest-only loans	1,104	1,104	-	1,104	55
Multi-family and commercial mortgages	5,712	9,161	3,449	9,159	485
Construction loans	5,863	7,560	1,697	6,949	-

Total	$14,710	$19,856	$5,146	$19,243	$646

Notes to Consolidated Financial Statements

An analysis of the ALL at December 31 follows:

	2011	2010	2009

	(In thousands)

Balance at beginning of year	$236,574	$140,074	$49,797

Charge-offs	(97,096)	(110,771)	(48,133)
Recoveries	14,313	12,271	910

Net charge-offs	(82,783)	(98,500)	(47,223)

Provision for loan losses	120,000	195,000	137,500

Balance at end of year	$273,791	$236,574	$140,074

The following table presents the activity in our ALL by portfolio segment at the year indicated.

	At December 31, 2011

	One-to four- Family Mortgages	Multi-family and Commercial Mortgages	Construction	Consumer and Other Loans	Total

	(In thousands)

Balance at December 31, 2009	$133,927	$1,304	$1,865	$2,978	$140,074
Provision for loan losses	191,697	3,115	(137)	325	195,000

Charge-offs	(110,669)	-	-	(102)	(110,771)
Recoveries	12,269	-	-	2	12,271

Net (charge-offs) recoveries	(98,400)	-	-	(100)	(98,500)

Balance at December 31, 2010	$227,224	$4,419	$1,728	$3,203	$236,574
Provision for loan losses	120,126	(37)	(994)	905	120,000

Charge-offs	(96,714)	-	-	(382)	(97,096)
Recoveries	14,286	-	-	27	14,313

Net (charge-offs) recoveries	(82,428)	-	-	(355)	(82,783)

Balance at December 31, 2011	$264,922	$4,382	$734	$3,753	$273,791

Loan portfolio:
Balance at end of year
Individually evaluated for impairment	$58,630	$10,266	$4,344	$-	$73,240
Collectively evaluated for impairment	28,936,923	29,368	585	287,229	29,254,105
Allowance
Individually evaluated for impairment	$1,335	$3,718	$722	$-	$5,775
Collectively evaluated for impairment	263,587	664	12	3,753	268,016

The ultimate ability to collect the loan portfolio is subject to changes in the real estate market and future economic conditions. Since 2008, there has been a decline in house prices, both nationally and locally. Housing market conditions in our lending market areas weakened during this period as evidenced by reduced levels of sales, increasing inventories of houses on the market, declining house prices and an increase in the length of time houses remain on the market.

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

Notes to Consolidated Financial Statements

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

We obtain new collateral values by the time a loan becomes 180 days delinquent and then annually thereafter. If the estimated fair value of the collateral (less estimated selling costs) is less than the recorded investment in the loan, we charge-off an amount to reduce the loan to the fair value of the collateral less estimated selling costs. As a result, certain losses inherent in our non-performing loans are being recognized as charge-offs which may result in a lower ratio of the ALL to non-performing loans. Net charge-offs amounted to $82.8 million for 2011 as compared to $98.5 million for 2010.

7.    Banking Premises and Equipment, net

A summary of the net carrying value of banking premises and equipment at December 31 is as follows:

	2011	2010

	(In thousands)

Land	$5,806	$5,806
Buildings	56,659	56,127
Leasehold improvements	46,202	45,812
Furniture, fixtures and equipment	91,424	83,278

Total acquisition cost	200,091	191,023

Accumulated depreciation and amortization	(129,481)	(121,579)

Total banking premises and equipment, net	$70,610	$69,444

Amounts charged to net occupancy expense for depreciation and amortization of banking premises and equipment amounted to $8.4 million, $8.7 million and $9.7 million in 2011, 2010 and 2009, respectively.

Hudson City has entered into non-cancelable operating lease agreements with respect to banking premises and equipment. It is expected that many agreements will be renewed at expiration in the normal course of business. Future minimum rental commitments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Year	Amount

(In thousands)

2012	$9,516
2013	9,624
2014	9,511
2015	9,214
2016	9,010
Thereafter	92,723

Total	$139,598

Notes to Consolidated Financial Statements

Net occupancy expense included gross rental expense for bank premises of $11.8 million, $11.2 million, and $10.4 million in 2011, 2010, and 2009, respectively, and rental income of $340,000, $334,000, and $356,000 for the respective years.

8.    Goodwill and Other Intangible Assets

Goodwill and other intangible assets amounted to $155.2 million and were recorded as a result of Hudson City Bancorp’s acquisition of Sound Federal Bancorp, Inc. in 2006.

Due to declines in our common stock price during the third quarter of 2011, we assessed goodwill for impairment. Based on Step 1 of our analysis, the estimated fair value of the Company was less than the Company’s book value which indicated potential goodwill impairment. Based on our Step 2 analysis, the implied goodwill of the Company exceeded the carrying value of goodwill. Therefore, we did not recognize any impairment of goodwill or other intangible assets during the nine months ended September 30, 2011.

We reported a net loss of $360.5 million during the fourth quarter of 2011 due primarily to the debt extinguishment transaction described in Note 10. As a result, our shareholders equity decreased by $419.0 million or 8.4%, to $4.56 billion. Due to the decline in the Company’s book value during the fourth quarter of 2011, we re-assessed goodwill for impairment at December 31, 2011. We performed a goodwill impairment analysis with the assistance of an independent third-party valuation firm. We utilized multiple approaches in estimating the fair value of the Company including (i) a comparable transactions approach based on acquisition pricing multiples or ratios recently paid in the sale or merger of relatively comparable banking franchises; (ii) a control premium approach based on the Company’s trading price adjusted by a premium for acquiring control based on control premium data for recent banking sales or mergers; (iii) a public market peers control premium approach based on the trading prices of similar publicly-traded companies as measured by standard valuation multiples or ratios adjusted by a premium for acquiring control based on control premium data for recent banking sales or mergers; and, (iv) the discounted cash flow approach whereby value is determined based on the present value of the sum of the projected dividends and a terminal value in the future.

Based on the results of the goodwill impairment analysis, we concluded that goodwill was not impaired. Therefore, we did not recognize any impairment of goodwill or other intangible assets during 2011. The estimation of the fair value of the Company requires the use of estimates and assumptions that are subject to a greater degree of uncertainty. In addition, the estimated fair value of the Company is based on, among other things, the market price of our common stock, the change-in-control premiums for recent acquisitions and our projection of net income in future periods. As a result of the current volatility in market and economic conditions, these estimates and assumptions are subject to change in the near-term and may result in the impairment in future periods of some or all of the goodwill on our balance sheet.

Notes to Consolidated Financial Statements

9.    Deposits

Deposits at December 31 are summarized as follows:

	2011			2010
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)
Savings	$870,887	3.41%	0.49%	$860,806	3.42%	0.64%
Noninterest-bearing demand	604,449	2.37	-	567,230	2.25	-
Interest-bearing demand	1,984,962	7.78	0.68%	2,152,460	8.55	0.73
Money market	8,456,020	33.15	0.87%	6,310,080	25.07	1.04
Time deposits	13,591,442	53.29	1.56%	15,282,550	60.71	1.67
Total deposits	$25,507,760	100.00%	1.19%	$25,173,126	100.00%	1.36%

Time deposits of $100,000 or more amounted to $5.25 billion and $5.78 billion at December 31, 2011 and 2010, respectively. Interest expense on time deposits of $100,000 or more for the years ended December 31, 2011, 2010 and 2009 was $86.4 million, $100.8 million, and $112.1 million, respectively. Included in noninterest-bearing demand accounts are mortgage escrow deposits of $98.5 million and $97.6 million at December 31, 2011 and 2010, respectively.

Scheduled maturities of time deposits at December 31, 2011 are as follows:

Year	Amount

(In thousands)

2012	$8,851,935
2013	2,222,452
2014	641,638
2015	1,201,272
2016	674,145

Total	$13,591,442

Notes to Consolidated Financial Statements

10. Borrowed Funds

Borrowed funds at December 31 are summarized as follows:

	2011		2010
	Principal	Weighted Average Rate	Principal	Weighted Average Rate
	(Dollars in thousands)

Securities sold under agreements to repurchase:
FHLB	$800,000	4.53%	$2,150,000	4.29%
Other brokers	6,150,000	4.44	12,650,000	4.00
Total securities sold under agreements to repurchase	6,950,000	4.45	14,800,000	4.04

Advances from the FHLB	8,125,000	3.39	14,875,000	3.99
Total borrowed funds	$15,075,000	3.87%	$29,675,000	4.02%

Accrued interest payable	$66,252		$151,215

The average balances of borrowings and the maximum amount outstanding at any month-end are as follows:

	At or for the Year Ended December 31,

	2011	2010	2009

	(Dollars in thousands)

Repurchase Agreements:
Average balance outstanding during the year	$9,127,800	$15,034,110	$ 15,100,221

Maximum balance outstanding at any month-end during the year	$14,750,000	$15,100,000	$ 15,100,000

Weighted average rate during the period	4.37%	4.10%	4.05%

FHLB Advances:
Average balance outstanding during the year	$13,349,342	$14,875,000	$ 15,035,798

Maximum balance outstanding at any month-end during the year	$14,875,000	$14,875,000	$ 15,575,000

Weighted average rate during the period	3.44%	4.04%	4.01%

Notes to Consolidated Financial Statements

At December 31, 2011, approximately $7.93 billion of our borrowed funds may be put back to us at the discretion of the issuer after an initial no-put period. At that date, borrowed funds had scheduled maturities and potential put dates as follows:

	Borrowings by Scheduled Maturity Date		Borrowings by Earlier of Scheduled Maturity or Next Potential Put Date
Year	Principal	Weighted Average Rate	Principal	Weighted Average Rate
	(Dollars in thousands)

2012	$2,900,000	0.88%	$5,575,000	2.57%
2013	-	-	1,325,000	4.69
2014	-	-	3,725,000	4.47
2015	75,000	4.62	275,000	4.10
2016	3,925,000	4.92	3,925,000	4.92
2017	2,475,000	4.37	-	-
2018	700,000	3.65	250,000	3.10
2019	1,725,000	4.62	-	-
2020	3,275,000	4.53	-	-

Total	$15,075,000	3.87%	$15,075,000	3.87%

The amortized cost and fair value of the underlying securities used as collateral for securities sold under agreements to repurchase, at or for the years ended December 31 are as follows:

	At December 31,

	2011	2010	2009

	(In thousands)

Amortized cost of collateral:
United States government-sponsored enterprise securities	$500,000	$2,529,995	$2,429,640
Mortgage-backed securities	8,467,397	14,653,221	14,482,533

Total amortized cost of collateral	$8,967,397	$17,183,216	$16,912,173

Fair value of collateral:
United States government-sponsored enterprise securities	$500,464	$2,475,720	$2,363,328
Mortgage-backed securities	8,747,418	15,125,185	15,115,964

Total fair value of collateral	$9,247,882	$17,600,905	$17,479,292

During the first quarter of 2011, we completed a restructuring of our balance sheet (referred to as the “Restructuring Transaction”) that included the extinguishment of $12.50 billion of structured borrowings. The borrowings extinguished were structured putable borrowings with a weighted average rate of 3.56% and consisted of borrowings with the Federal Home Loan Bank of New York (“FHLB”) and some of the larger banks in the industry. The extinguishments were funded by proceeds from the sales of $8.58 billion of mortgage-backed securities available for sale and $80.0 million of investment securities available for sale. We also placed on the balance sheet, as part of the funding for the Restructuring Transaction, $5.00 billion of fixed-rate, fixed-maturity borrowings with a weighted average rate of 0.66%. These new borrowings have monthly maturities of $250.0 million that began in April 2011 and will conclude in November 2012.

Notes to Consolidated Financial Statements

The Company also extinguished $4.3 billion of structured putable borrowings with a weighted average rate of 4.21% during the fourth quarter of 2011. The extinguishments were funded by excess liquidity provided by cash flows received in the ordinary course of business. The cash flows were primarily from $3.1 billion in calls of investment securities during the second half of 2011 and, to a lesser extent, proceeds received from the repayment of mortgage-related assets.

The Restructuring Transaction and the extinguishment of debt during the fourth quarter of 2011, (collectively referred to as the “Transactions”) resulted in a pre-tax charge of $1.90 billion which was recorded in non-interest expense during 2011.

During the year ended December 31, 2011, we also modified $4.00 billion of putable borrowings to fixed-maturity borrowings thereby eliminating the put option.

The Company had two collateralized borrowings in the form of repurchase agreements totaling $100.0 million with Lehman Brothers, Inc. Lehman Brothers, Inc. is currently in liquidation under the Securities Industry Protection Act (“SIPA”). Mortgage-backed securities with an amortized cost of approximately $114.1 million were pledged as collateral for these borrowings and we demanded the return of this collateral. The trustee for the SIPA liquidation of Lehman Brothers, Inc. (the “Trustee”) notified the Company in the fourth quarter of 2011 that it no longer holds these securities and considers our claim to be approximately $13.9 million representing the excess of the market value of the collateral over the $100 million repurchase price. While we dispute the Trustee’s calculation of the claim, as a result of the Trustee’s position, we removed the mortgage-backed securities and the borrowings from our balance sheet and recorded the net amount as a receivable included in other assets (the “Net Claim”). While we intend to pursue full recovery of our Net Claim, we established a reserve of $3.9 million against the receivable balance at December 31, 2011. There can be no assurances as to the amount of the final settlement of this transaction.

At December 31, 2011, we had unused lines of credit available from the FHLB, other than repurchase agreements, of up to $500.0 million. These lines of credit are renewed on an annual basis by the FHLB. Our advances from the FHLB are secured by our investment in FHLB stock and by a blanket security agreement. This agreement requires us to maintain as collateral certain qualifying assets (such as one- to-four family residential mortgage loans) with a fair value, as defined, at least equal to 110% of any outstanding advances.

11. Employee Benefit Plans

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

Funding of the qualified retirement plan is actuarially determined on an annual basis. It is our policy to fund the qualified retirement plan sufficiently to meet the minimum requirements set forth in the Employee Retirement Income Security Act of 1974. The non-qualified retirement plan, for certain executive officers, is unfunded and had a projected benefit obligation of $23.3 million at December 31, 2011 and $19.5 million at December 31, 2010. Certain health care and life insurance benefits are provided to eligible retired employees (“other

Notes to Consolidated Financial Statements

benefits”). Participants generally become eligible for retiree health care and life insurance benefits after 10 years of service. The measurement date for year-end disclosure information is December 31 and the measurement date for net periodic benefit cost is January 1.

The following table shows the change in benefit obligation, the change in plan assets, and the funded status for the retirement plans and other benefits at December 31:

	Retirement Plans		Other Benefits

	2011	2010	2011	2010

	(In thousands)

Change in Benefit Obligation:
Benefit obligation at beginning of year	$156,015	$141,828	$48,355	$34,221
Service cost	4,160	4,043	970	489
Interest cost	8,926	8,339	2,584	1,668
Participant contributions	-	-	155	144
Actuarial loss (gain)	20,444	6,278	1,743	14,135
Benefits paid	(4,130)	(4,473)	(2,086)	(2,404)
Medicare subsidy	-	-	-	102

Benefit obligation at end of year	185,415	156,015	51,721	48,355

Change in Plan Assets:
Fair value of plan assets at beginning of year	151,876	143,768	-	-
Actual return on plan assets	319	12,249	-	-
Employer contributions	332	332	1,931	2,260
Participant contributions	-	-	155	144
Benefits paid	(4,130)	(4,473)	(2,086)	(2,404)

Fair value of plan assets at end of year	148,397	151,876	-	-

Funded status	$(37,018)	$(4,139)	$(51,721)	$(48,355)

Funded status amounts recognized in the consolidated statements of financial condition at December 31 consist of:

	Retirement Plans		Other Benefits

	2011	2010	2011	2010

	(In thousands)

Accrued expenses and other liabilities	$37,018	$4,139	$51,721	$48,355

Pre-tax amounts recognized as components of total accumulated other comprehensive income at December 31 consist of:

	Retirement Plans		Other Benefits

	2011	2010	2011	2010

	(In thousands)

Net actuarial loss	$78,939	$50,565	$22,851	$22,413
Prior service cost (credit)	1,554	1,900	(19,340)	(20,905)

Total	$80,493	$52,465	$3,511	$1,508

Notes to Consolidated Financial Statements

The accumulated benefit obligation for all defined benefit retirement plans was $154.3 million and $133.4 million at December 31, 2011 and 2010, respectively.

Net periodic benefit cost for the years ended December 31 included the following components:

	1(12,312)1	1(12,312)1	1(12,312)1	1(12,312)1	1(12,312)1	1(12,312)1
	Retirement Plans			Other Benefits

	2011	2010	2009	2011	2010	2009

	(In thousands)
Net periodic benefit cost:
Service cost	$4,160	$4,043	$4,001	$970	$489	$ 583
Interest cost	8,926	8,339	7,776	2,584	1,668	1,884
Expected return on assets	(12,312)	(11,659)	(8,575)	-	-	-
Amortization of:
Net actuarial loss	4,062	3,106	3,686	1,305	23	301
Prior service cost (credit)	346	339	338	(1,565)	(1,565)	(1,565)

Net periodic benefit cost	5,182	4,168	7,226	3,294	615	1,203

Other changes in plan assets and benefit obligations recognized in other comprehensive income:
Net actuarial loss (gain)	32,436	5,690	(4,081)	1,743	14,135	(2,659)
Amortization of net actuarial loss	(4,062)	(3,106)	(3,686)	(1,305)	(23)	(301)
Amortization of prior service cost	(346)	(339)	(338)	1,565	1,565	1,565

Total recognized in other comprehensive income	28,028	2,245	(8,105)	2,003	15,677	(1,395)

Total recognized in net periodic benefit cost and other comprehensive income	$33,210	$6,413	$(879)	$5,297	$16,292	$ (192)

The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2012 are $5.5 million and $358,000 respectively. The estimated net actuarial loss and prior service credit for other defined benefit post-retirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2012 are $1.2 million and $(1.6) million, respectively.

The following are the weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	000,000	000,000	000,000	000,000	000,000	000,000
	Retirement Plans			Other Benefits
	2011	2010	2009	2011	2010	2009

Discount rate	5.75%	6.00%	5.75%	5.50%	5.75%	5.75%
Expected return on assets	8.25	8.25	8.25	-	-	-
Rate of compensation increase	4.00	4.00	4.25	-	-	-

The following are the weighted-average assumptions used to determine benefit obligations at December 31:

	Retirement Plans		Other Benefits

	2011	2010	2011	2010

Discount rate	4.75%	5.75%	4.55%	5.50%
Rate of compensation increase	4.00	4.00	-	-

Notes to Consolidated Financial Statements

The overall expected return on assets assumption is based on the historical performance of the pension fund. The average return over the past ten years was determined for the market value of assets, which is the value used in the calculation of annual net periodic benefit cost.

The assumed health care cost trend rate used to measure the expected cost of other benefits for 2011 was 8.00%. The rate was assumed to decrease gradually to 4.75% for 2019 and remain at that level thereafter.

A 1% change in the assumed health care cost trend rate would have the following effects on other benefits:

	1% Increase	1% Decrease

	(In thousands)
Effect on total service cost and interest cost	$ (19)	$ 50
Effect on other benefit obligations	451	(18)

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

Equity securities held by the Fund include Hudson City Bancorp common stock in the amount of $4.4 million (3.0% of total plan assets) as of December 31, 2011, and $8.9 million (5.9% of total plan assets) as of December 31, 2010. This stock was purchased at an aggregate cost of $6.0 million using a cash contribution made by Hudson City Savings in July 2003. Our plan may not purchase our common stock if, after the purchase, the fair value of our common stock held by the plan equals or exceeds 10% of the fair value of plan assets. We review with the plan administrator the rebalancing of plan assets if the fair value of our common stock held by the plan exceeds 20% of the fair value of the total plan assets.

Notes to Consolidated Financial Statements

The following table presents the fair value of the retirement plan’s assets at December 31, 2011 and 2010 by asset class:

	000,000	000,000	000,000	000,000
		Fair Value Measurements at December 31, 2011

Asset Class	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Cash	4,316	4,316	-	-
Guaranteed deposit fund (a)	11,912	-	-	11,912
Equity Securities (b)	76,298	76,298	-	-
Fixed income securities (c)	55,871	-	55,871	-

	$148,397	$80,614	$55,871	$11,912

		Fair Value Measurements at December 31, 2010
Asset Class	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Cash	13,599	13,599	-	-
Guaranteed deposit fund (a)	11,977	-	-	11,977
Equity Securities (b)	81,017	81,017	-	-
Fixed income securities (c)	45,283	-	45,283	-

	$151,876	$94,616	$45,283	$11,977

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

(b)

This class includes a mutual fund that invests primarily in stocks representative of the whole U.S. stock market. The objectives of this mutual fund is to outperform the U.S. stock markets. This class also includes $4.4 million of Hudson City Bancorp, Inc. common stock at December 31, 2011.

(c)	This class includes investments in U.S. Treasuries, MBSs issued by GSEs, investment-grade corporate bonds and sovereign debt.

The following table presents a reconciliation of Level 3 assets measured at fair value at December 31:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	(In thousands)
	Guaranteed Deposit Fund
	2011	2010
Beginning balance	$11,977	$12,059
Purchases, sales, issuances and settlements (net)	(65)	(82)

Ending balance	$11,912	$11,977

We made no contributions to our retirement plans during 2011. We do not expect to make a contribution during 2012.

Notes to Consolidated Financial Statements

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid under the current provisions of the plans.

	Retirement	Other
Year	Plans	Benefits

	(In thousands)

2012	$5,971	$2,658
2013	6,615	2,827
2014	7,217	2,964
2015	7,806	3,134
2016	8,491	3,264
2017 through 2021	53,640	17,402

b) Employee Stock Ownership Plan

The ESOP is a tax-qualified plan designed to invest primarily in Hudson City common stock that provides employees with the opportunity to receive an employer-funded retirement benefit based primarily on the value of Hudson City common stock. Employees are generally eligible to participate in the ESOP after one year of service providing they worked at least 1,000 hours during the plan year and attained age 21. Participants who do not have at least 1,000 hours of service during the plan year or are not employed on the last working day of a plan year are generally not eligible for an allocation of stock for such year. The ESOP was authorized to purchase 27,879,385 shares following our initial public offering and an additional 15,719,223 shares following our second-step conversion for a total of 43,598,608 shares of Hudson City common stock which were purchased at an average price of $5.69 per share with loans from Hudson City Bancorp.

The combined outstanding loan principal at December 31, 2011 was $226.6 million. Those shares purchased were pledged as collateral for the loan and are released from the pledge for allocation to participants as loan payments are made. The loan will be repaid and the shares purchased will be allocated to employees in equal installments of 962,185 shares per year over a forty-year period. The annual allocation of shares is based on the ratio of a participant’s eligible compensation, as defined in the ESOP document, as a percentage of total eligible compensation of all participants in the ESOP. Dividends on allocated and unallocated shares, to the extent that they exceed the scheduled principal and interest payments on the ESOP loan, are paid to participants in cash.

Through December 31, 2011, a total of 11,846,514 shares have been allocated or committed to be allocated to participants. Unallocated ESOP shares held in suspense totaled 31,752,094 at December 31, 2011 and had a fair market value of $198.5 million. ESOP compensation expense for the years ended December 31, 2011, 2010 and 2009 was $7.9 million, $21.2 million, and $20.8 million, respectively. The decrease in the 2011 expense for the ESOP plan was due primarily to a decline in the market price of our common stock during 2011.

The ESOP restoration plan is a non-qualified plan that provides supplemental benefits to certain executives who are prevented from receiving the full benefits contemplated by the employee stock ownership plan’s benefit formula. The supplemental cash payments consist of payments representing shares that cannot be allocated to participants under the ESOP due to the legal limitations imposed on tax-qualified plans and, in the case of participants who retire before the repayment in full of the ESOP’s loan, payments representing the shares that would have been allocated if employment had continued through the full term of the loan. We accrue for these benefits over the period during which employees provide services to earn these benefits. At December 31, 2011 and 2010, we had accrued $24.2 million and $33.4 million, respectively for the ESOP restoration plan. Compensation expense related to this plan amounted to $(8.7) million, $539,000 and $3.7 million in 2011, 2010 and 2009, respectively. The decrease in the accrual at December 31, 2011 and the 2011 expense for the ESOP restoration plan was due primarily to a decline in the market price of our common stock during 2011.

Notes to Consolidated Financial Statements

c) Stock Option Plans

Compensation expense for stock option grants is recognized based upon the grant-date fair value of those awards over the period of requisite service. The purpose of our stock-based compensation plans is to promote the growth and profitability of Hudson City Bancorp by providing directors, officers and employees with an equity interest in Hudson City Bancorp as an incentive to achieve corporate goals.

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

In June 2006, our shareholders approved the Hudson City Bancorp, Inc. 2006 Stock Incentive Plan (the “SIP”) authorizing us to grant up to 30,000,000 shares of common stock. In July 2006, the Compensation Committee of the Board of Directors of Hudson City Bancorp (the “Committee”), authorized grants to each non-employee director, executive officers and other employees to purchase shares of the Company’s common stock, pursuant to the 2006 SIP. Grants of stock options made through December 31, 2010 pursuant to the 2006 SIP amounted to 23,120,000 options at an exercise price equal to the fair value of our common stock on the grant date, based on quoted market prices. Of these options, 6,067,500 have vesting periods ranging from one to five years and an expiration period of ten years. The remaining 17,052,500 shares have vesting periods ranging from two to three years if certain financial performance measures are met. The financial performance measures for each of these awards, other than the performance stock options granted in 2010 (“2010 grants”), have either been met, or are considered, subject to review and verification of the Committee, probable to be met, so we have recorded compensation expenses for these awards accordingly. The Company has determined that it is more than likely that one of the two performance measures related to the 2010 option grants will not be met. As a result, the Company expects that half of the 2010 option grants will vest and the expense for these options has been adjusted accordingly.

In April 2011, our shareholders approved the Hudson City Bancorp, Inc. Amended and Restated 2011 Stock Incentive Plan (the “2011 SIP”) authorizing us to grant up to 28,750,000 shares of common stock including the 2,070,000 shares remaining under the 2006 SIP. During 2011, the Committee authorized stock option grants (the “2011 option grants”) pursuant to the 2011 SIP for 1,618,932 options at an exercise price equal to the fair value of our common stock on the grant date, based on quoted market prices. Of these options, 1,308,513 will vest between April 2014 and July 2014 if certain financial performance measures are met and employment continues through the vesting date (the “2011 Performance Options”). The remaining 310,419 options will vest in April 2012 (the “2011 Retention Options”). The 2011 option grants have an expiration period of ten years. We have determined that it is probable these performance measures for the 2011 Performance Options will be met and have recorded compensation expense for the those grants accordingly.

Notes to Consolidated Financial Statements

The fair values of the option grants were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011		2010		2009

	Retention Options	Performance Options	Retention Options	Performance Options	Retention Options	Performance Options

Expected dividend yield	3.37%	3.37%	4.57%	4.57%	4.80%	4.80%
Expected volatility	43.54	36.93	41.30	34.58	33.43	29.08
Risk-free interest rate	1.06	2.01	1.65	2.55	1.29	1.75
Expected option life	3 years	5 years	3.6 years	5.6 years	3.5 years	5.5 years
Fair value of options granted	$2.32	$2.39	$3.00	$2.87	$2.05	$1.92

The dividend yield assumptions were based on our current declared dividend as a percentage of the stock price on the grant date. The expected volatility assumptions were calculated based on the weighting of our historical and rolling volatility for the expected term of the option grants. The risk-free interest rate was determined by reference to the continuously compounded yield on Treasury obligations for the expected term. The expected option life was based on historic optionee behavior for prior option grant awards. As a result of low employee turnover, the assumption regarding the forfeiture rate of option grants had no effect on the fair value estimate.

Compensation expense related to our outstanding stock options amounted to $8.3 million, $11.1 million and $12.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

A summary of the status of the granted, but unexercised stock options as of December 31, and changes during those years, is presented below:

	2011		2010		2009

	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price

Outstanding at beginning of year	28,129,885	$12.68	24,262,692	$12.51	26,728,119	$10.35
Granted	1,618,932	9.22	4,232,500	13.13	3,375,000	12.11
Exercised	(870,331)	3.64	(242,807)	5.08	(5,840,427)	2.30
Forfeited	(52,500)	12.13	(122,500)	14.06	-	-

Outstanding at end of year	28,825,986	$12.77	28,129,885	$12.68	24,262,692	$12.51

Shares issued upon the exercise of stock options are issued from treasury stock. Hudson City has an adequate number of treasury shares available for sale for future stock option exercises. The total intrinsic value of the options exercised during 2011, 2010 and 2009 was $3.9 million, $1.9 million, and $63.0 million, respectively.

Notes to Consolidated Financial Statements

The following table summarizes information about our stock options outstanding at December 31, 2011:

Options Outstanding			Options Exercisable

Number Of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Of Options Exercisable	Weighted Average Exercise Price

9,618	1 month	4.20	9,618	4.20
614,440	4 months	5.53	614,440	5.53
111,959	1 years	5.96	111,959	5.96
206,480	1 years	6.35	206,480	6.35
448,840	2 years	10.33	448,840	10.33
415,784	3 years	11.17	415,784	11.17
305,592	2 years	11.91	305,592	11.91
2,299,341	2 years	12.22	2,299,341	12.22
7,872,500	4.5 years	12.76	7,872,500	12.76
350,000	5.5 years	13.35	350,000	13.35
3,110,000	5 years	13.78	3,060,000	13.78
3,625,000	6 years	15.69	3,625,000	15.69
350,000	6 years	18.84	350,000	18.84
350,000	7 years	12.81	350,000	12.81
2,930,000	7 years	12.03	150,000	12.03
3,870,000	8 years	13.10	164,998	13.10
300,000	8 years	13.62	300,000	13.62
37,500	8.5 years	12.10	37,500	12.10
1,406,700	9 years	9.50	-	-
160,419	9 years	9.77	-	-
51,813	9 years	8.33	-	-

28,825,986		$12.77	20,672,052	$13.07

The total intrinsic value of the options outstanding and options exercisable were $495,000 as of December 31, 2011. At December 31, 2011, unearned compensation costs related to all nonvested awards of options and restricted stock not yet recognized totaled $10.6 million, and will be recognized over a weighted-average period of approximately 2.9 years.

d) Restricted Stock Plans

Hudson City Bancorp granted stock awards pursuant to the RRP established in January 2000 and the SIP established in January 2006. Expense for stock awards is recognized ratably over the vesting period based on the fair value of the common stock on the grant date. No stock awards have been granted pursuant to the 2011 SIP.

The RRP were authorized, in the aggregate, to purchase not more than 14,901,480 shares of common stock, and have purchased 14,887,855 shares on the open market at an average price of $2.91 per share. Generally, restricted stock grants are held in escrow for the benefit of the award recipient until vested. Awards outstanding generally vest in five annual installments commencing one year from the date of the award. As of December 31, 2011, common stock that had not been awarded totaled 13,625 shares.

During 2009, the Compensation Committee authorized performance-based stock awards (the “2009 stock awards”) pursuant to the SIP Plan for 847,750 shares of our common stock. These shares were issued from treasury stock and will vest in annual installments over a three-year period if certain performance measures are

Notes to Consolidated Financial Statements

met and employment continues through the vesting date. None of these shares may be sold or transferred before the January 2012 vesting date. We have determined that it is probable these performance measures will be met and have therefore recorded compensation expense for the 2009 stock awards. Expense for the 2009 stock awards is recognized over the vesting period and is based on the fair value of the shares on the grant date which was $12.03. In addition to the 2009 stock awards, grants were made in 2010 (the “2010 stock awards”) pursuant to the SIP Plan for 18,000 shares of our common stock. Expense for the 2010 stock awards is recognized over the vesting period of three years and is based on the fair value of the shares on the grant date which was $13.12. Expense attributable to both plans amounted to $3.5 million, $3.8 million and $4.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

A summary of the status of the granted, but unvested shares under the RRP and SIP Plan as of December 31, and changes during those years, is presented below:

	Restricted Stock Awards
	2011		2010		2009
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	583,167	$12.06	959,956	$12.00	224,417	$11.73
Granted	-	-	18,000	13.12	847,750	12.03
Vested	(288,583)	12.05	(394,789)	11.94	(112,211)	11.73
Outstanding at end of period	294,584	$12.07	583,167	$12.06	959,956	$12.00

The per share weighted-average vesting date fair value of the shares vested during 2011, 2010, and 2009 was $9.50, $13.16, and $12.56, respectively.

e) Stock Unit Awards

Hudson City Bancorp granted stock unit awards to a newly appointed member of the Board of Directors in July 2010. These awards were for a value of $250,000 which was converted to common stock equivalents (stock units) of 20,661 shares. These units vest annually over a three-year period if service continues through the vesting dates. Vested units will be settled in shares of our common stock following the director’s departure from the Board of Directors. Stock unit awards were also made in 2011 (the “2011 stock unit awards”) pursuant to the 2011 SIP for a total value of $9.7 million, or stock units of 1,004,230 shares. 2011 stock unit awards to employees vest if service continues through the third anniversary of the awards, and will be settled, if vested, in shares of our common stock on the third and fifth anniversaries of the awards. 2011 stock unit awards to directors vest if service continues through the first anniversary of the award, and are settled in shares of our common stock following the director’s departure from the Board of Directors. Expense for the stock unit awards is recognized over their vesting period and is based on the fair value of our common stock on each stock unit grant date, based on quoted market prices. Expense attributable to the stock unit awards amounted to $2.6 million and $42,000 for the years ended December 31, 2011 and 2010, respectively.

f) Incentive Plans

A tax-qualified profit sharing and savings plan is maintained based on Hudson City’s profitability. All employees are eligible after one year of employment and the attainment of age 21. Expense related to this plan was $2.3 million, $2.5 million, and $3.0 million in 2011, 2010 and 2009, respectively.

Notes to Consolidated Financial Statements

Certain incentive plans are maintained to recognize key executives who are able to make substantial contributions to the long-term success and financial strength of Hudson City. At the end of each performance period, the value of the award is determined in accordance with established criteria. Participants can elect cash payment or elect to defer the award until retirement. The expense related to these plans was $3.6 million, $6.8 million, and $7.3 million in 2011, 2010 and 2009, respectively.

12. Income Taxes

Income tax expense (benefit) is summarized as follows for the years ended December 31:

	2011	2010	2009

	(In thousands)
Federal:
Current	$(361,196)	$334,736	$323,152
Deferred	(35,605)	(44,256)	(36,368)

Total federal	(396,801)	290,480	286,784

State:
Current	13,878	76,294	70,270
Deferred	(136,397)	(11,547)	(10,332)

Total state	(122,519)	64,747	59,938

Total income tax (benefit) expense	(519,320)	$355,227	$346,722

Not included in the above table are deferred income tax expense amounts of $(76.8) million, $68.5 million, and $94.4 million for 2011, 2010 and 2009, respectively, which represent the deferred income taxes relating to the changes in accumulated other comprehensive income (loss).

The amounts reported as income tax expense vary from the amounts that would be reported by applying the statutory federal income tax rate to income before income taxes due to the following:

	2011	2010	2009
	(Dollars in thousands)
Net (Loss) Income before income tax (benefit) expense	$(1,255,309)	$892,433	$873,966
Statutory income tax rate	35%	35%	35%
Computed expected income tax (benefit) expense	(439,358)	312,352	305,888
State income taxes, net of federal income tax (benefit) expense	(79,638)	42,086	38,960
ESOP fair market value adjustment	657	2,183	2,212
Other, net	(981)	(1,394)	(338)
Income tax (benefit) expense	$(519,320)	$355,227	$346,722

Notes to Consolidated Financial Statements

The net deferred tax asset consists of the following at December 31:

	2011	2010

	(In thousands)
Deferred tax asset:
Allowance for loan losses	$110,783	$95,470
Loss on debt extinguishment	69,239	-
State operating loss carryforward	75,751	-
Postretirement benefits	55,046	42,804
Non-qualified benefit plans	49,306	50,734
ESOP expense	12,709	10,105
Interest on non-accrual loans	35,394	23,725
Other	12,345	12,042

Total deferred tax assets	420,573	234,880

Deferred tax liabilities:
Postretirement benefits	23,527	24,275
Net unrealized gain on securities available for sale	62,768	80,998
Other	1,463	3,409

Total deferred tax liabilities	87,758	108,682

Net deferred tax asset (included in other assets)	$332,815	$126,198

The net deferred tax asset represents the anticipated federal and state tax benefits expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. Federal deferred tax assets are recoverable due to the three year loss carryback period for federal purposes. State deferred tax assets, including the state net operating loss are dependent upon the Company’s taxable income in future periods. In management’s opinion, in view of Hudson City’s previous, current and projected future earnings trends, such net deferred tax asset will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required at December 31, 2011 and 2010.

In July 2006, FASB issued guidance which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. Accrued estimated penalties and interest on unrecognized tax benefits were approximately $2.5 million and $1.3 million at December 31, 2011 and 2010, respectively. Estimated penalties and interest of $1.2 million, $626,000 and $(270,000) are included in income tax (benefit) expense at December 31, 2011, 2010, and 2009, respectively. The Company’s tax returns are subject to examination in the normal course by federal tax authorities for the years 2007 through 2011 and by state authorities for the years 2007 through 2011.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31 is as follows:

	2011	2010

	(In thousands)
Balance at January 1	$5,357	$4,053

Additions based on tax positions related to the current year	2,366	1,754
Reductions for tax positions of prior years	(661)	(450)

Balance at December 31	$7,062	$5,357

Notes to Consolidated Financial Statements

Retained earnings at December 31, 2011 included approximately $58.0 million for which no deferred income taxes have been provided. This amount represents the base year allocation of income to bad debt deduction for tax purposes. Under FASB guidance, this amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that the amount will be reduced and result in taxable income in the foreseeable future. Events that would result in taxation of these reserves include failure to qualify as a bank for tax purposes or distributions in excess of Hudson City Savings’ current and accumulated earnings and profits, distributions in redemption of stock and distributions in partial or complete liquidation. The unrecognized deferred tax liability with respect to our base-year deduction amounted to $23.5 million at December 31, 2011 and 2010.

13. Fair Value Measurements and Disclosures

a) Fair Value Measurements

We use fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. We did not have any liabilities that were measured at fair value at December 31, 2011 and 2010, respectively. Our securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets or liabilities on a non-recurring basis, such as foreclosed real estate owned, certain impaired loans and goodwill. These non-recurring fair value adjustments generally involve the write-down of individual assets due to impairment losses.

In accordance with ASC Topic 820, Fair Value Measurements and Disclosures, we group our assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

• Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

• Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

• Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

We base our fair values on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC Topic 820 requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Assets that we measure on a recurring basis are limited to our available-for-sale securities portfolio. Our available-for-sale portfolio is carried at estimated fair value with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in shareholders’ equity. Substantially all of our available-for-sale portfolio consists of mortgage-backed securities and investment securities issued by GSEs. The fair values for substantially all of these securities are obtained monthly from an independent nationally recognized pricing service. On a monthly basis, we assess the reasonableness of the fair values obtained by reference to a second independent nationally recognized pricing service. Based on the nature of our securities, our independent pricing service provides us with prices which are categorized as Level 2 since quoted prices in active markets for identical assets are generally not available for the majority of securities in our portfolio. Various modeling techniques are used to determine pricing for our mortgage-backed securities, including option

Notes to Consolidated Financial Statements

pricing and discounted cash flow models. The inputs to these models include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. On an annual basis, we obtain the models, inputs and assumptions utilized by our pricing service and review them for reasonableness. We also own equity securities with a carrying value of $7.4 million and $7.1 million at December 31, 2011 and 2010, respectively, for which fair values are obtained from quoted market prices in active markets and, as such, are classified as Level 1.

The following table provides the level of valuation assumptions used to determine the carrying value of our assets measured at fair value on a recurring basis at December 31, 2011 and 2010.

		Fair Value at December 31, 2011 using

Description	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In thousands)
Available for sale debt securities:
Mortgage-backed securities	$9,170,390	$-	$9,170,390	$ -

Total available for sale debt securities	$9,170,390	$-	$9,170,390	$ -

Available for sale equity securities:
Financial services industry	$7,368	$7,368	$-	$ -

Total available for sale equity securities	7,368	7,368	-	-

Total available for sale securities	$9,177,758	$7,368	$9,170,390	$ -

		Fair Value at December 31, 2010 using

Description	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In thousands)
Available for sale debt securities:
Mortgage-backed securities	$18,120,537	$-	$18,120,537	$ -
U.S. government-sponsored enterprises debt	82,647	-	82,647	-

Total available for sale debt securities	18,203,184	-	18,203,184	-

Available for sale equity securities:
Financial services industry	$7,148	$7,148	$-	$ -

Total available for sale equity securities	7,148	7,148	-	-

Total available for sale securities	$18,210,332	$7,148	$18,203,184	$ -

Assets that were measured at fair value on a non-recurring basis at December 31, 2011 and 2010 were limited to non-performing commercial and construction loans that are collateral dependent, troubled debt restructurings and foreclosed real estate. Loans evaluated for impairment in accordance with FASB guidance amounted to $73.2 million and $16.7 million at December 31, 2011 and 2010, respectively. Based on this evaluation, we established an ALL of $4.4 million and $5.1 million for those same respective periods. The provision for loan losses related to these loans amounted to $2.3 million and $3.0 million for 2011 and 2010. These impaired loans are

Notes to Consolidated Financial Statements

individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral, less estimated selling costs. Since these impaired loans are secured by real estate, fair value is estimated through current appraisals, where practical, or an inspection and a comparison of the property securing the loan with similar properties in the area by either a licensed appraiser or real estate broker and, as such, are classified as Level 3.

Foreclosed real estate represents real estate acquired as a result of foreclosure or by deed in lieu of foreclosure and is carried at the lower of cost or fair value less estimated selling costs. Fair value is estimated through current appraisals, where practical, or an inspection and a comparison of the property securing the loan with similar properties in the area by either a licensed appraiser or real estate broker and, as such, foreclosed real estate properties are classified as Level 3. Foreclosed real estate consisted of one-to four-family properties at December 31, 2011 and 2010 and amounted to $40.6 million and $45.7 million, respectively. During 2011 and 2010, charge-offs to the ALL related to loans that were transferred to foreclosed real estate amounted to $4.4 million and $5.3 million, respectively. Write downs and net loss on sale related to foreclosed real estate that were charged to non-interest expense amounted to $7.5 million and $2.7 million for those same respective periods.

The following table provides the level of valuation assumptions used to determine the carrying value of our assets measured at fair value on a non-recurring basis at December 31, 2011 and 2010.

	Fair Value Measurements at December 31, 2011 using

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
		(In thousands)
Impaired loans	$-	$-	$73,240	$(2,280)
Foreclosed real estate	-	-	40,619	(7,461)

	Fair Value Measurements at December 31, 2010 using

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
		(In thousands)
Impaired loans	$-	$-	$16,721	$-
Foreclosed real estate	-	-	45,693	(2,739)

The following table provides a reconciliation of assets measured at fair value on a non-recurring basis at December 31, 2011.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	(In thousands)
	Foreclosed Real Estate	Impaired Loans
Balance at December 31, 2009	$16,736	$11,178
Net (losses) gains	(2,739)	-
Net transfers in (out)	31,696	5,543

Balance at December 31, 2010	$45,693	$16,721
Net (losses) gains	(7,461)	(2,280)
Net transfers in (out)	2,387	58,799

Balance at December 31, 2011	$40,619	$73,240

Notes to Consolidated Financial Statements

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

The fair value of one- to four-family mortgages and home equity loans are generally estimated using the present value of expected future cash flows, assuming future prepayments and using market rates for new loans with comparable credit risk. Published pricing in the secondary and securitization markets was also utilized to assist in the fair value of the loan portfolio. The valuation of our loan portfolio is consistent with accounting guidance but does not fully incorporate the exit price approach.

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

The estimated fair value of Hudson City’s financial instruments is summarized as follows at December 31:

	2011		2010
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Assets:
Cash and due from banks	$194,029	$194,029	$175,769	$175,769
Federal funds sold	560,051	560,051	493,628	493,628
Investment securities held to maturity	539,011	545,761	3,939,006	3,867,488
Investment securities available for sale	7,368	7,368	89,795	89,795
Federal Home Loan Bank of New York stock	510,564	510,564	871,940	871,940
Mortgage-backed securities held to maturity	4,115,523	4,368,423	5,914,372	6,199,507
Mortgage-backed securities available for sale	9,170,390	9,170,390	18,120,537	18,120,537
Loans	29,137,359	30,935,705	30,773,956	32,328,933
Liabilities:
Deposits	25,507,760	25,707,551	25,173,126	25,584,478
Borrowed funds	15,075,000	17,428,484	29,675,000	32,975,633

Notes to Consolidated Financial Statements

14. Regulatory Matters

Hudson City Savings is subject to comprehensive regulation, supervision and periodic examination by the OCC. Deposits at Hudson City Savings are insured up to standard limits of coverage provided by the Deposit Insurance Fund (“DIF”) of the FDIC.

On June 24, 2011, the Bank entered into a Memorandum of Understanding with the OTS (the “MOU”), which was reviewed and approved by the Bank’s Board of Directors (the “Bank MOU”). Effective July 21, 2011, pursuant to the applicable provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Reform Act”), the OTS transferred all powers, authorities, rights and duties to supervise the Bank to the OCC. In accordance with the Bank MOU, the Bank has adopted and has implemented enhanced operating policies and procedures that will enable us to continue to (a) reduce our level of interest rate risk, (b) reduce our funding concentration, (c) diversify our funding sources, (d) enhance our liquidity position, (e) monitor and manage loan modifications and (f) maintain our capital position in accordance with our existing capital plan. In addition, we have implemented an increased governance structure over compliance and risk management practices including the establishment of a Risk Committee of the Board of Directors.

The Company also entered into a separate MOU with the OTS (the “Company MOU”). Effective July 21, 2011, the OTS transferred all powers, authorities, rights and duties to supervise the Company to the FRB. In accordance with the Company MOU, the Company must, among other things support the Bank’s compliance with the Bank MOU. The Company MOU also requires the Company to: (a) provide notice to the regulators in accordance with published regulatory guidance prior to declaring a dividend to shareholders and (b) provide notice to and obtain written non-objection from the regulators prior to the Company incurring any debt outside the ordinary course of business. The Company MOU does not affect our dividend policy and our current dividend to shareholders is consistent with our capital plan.

These agreements will remain in effect until modified or terminated by the OCC (with respect to the Bank MOU) and the FRB (with respect to the Company MOU).

OCC regulations require federally chartered savings banks to meet three minimum capital ratios: a 1.5% tangible capital ratio, a 4% leverage (core capital) ratio and an 8% total risk-based capital ratio. In assessing an institution’s capital adequacy, the OCC takes into consideration not only these numeric factors but also qualitative factors. Management believes that, as of December 31, 2011, Hudson City Savings met all capital adequacy requirements to which it is subject. As of December 31, 2011, Hudson City Savings met the applicable requirements to be considered “well capitalized”.

Notes to Consolidated Financial Statements

The following is a summary of Hudson City Savings’ actual capital amounts and ratios as of December 31, 2011 and 2010, compared to the OCC minimum capital adequacy requirements and the OCC requirements for classification as a well-capitalized institution:

			OCC Requirements
	Bank Actual		Minimum Capital Adequacy		For Classification as Well-Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2011
Tangible capital	$3,980,011	8.83%	$676,054	1.50%	n/a	n/a
Leverage (core) capital	3,980,011	8.83	1,802,810	4.00	$2,253,512	5.00%
Total-risk-based capital	4,245,598	20.00	1,698,024	8.00	2,122,531	10.00

December 31, 2010
Tangible capital	$4,799,114	7.95%	$904,977	1.50%	n/a	n/a
Leverage (core) capital	4,799,114	7.95	2,413,272	4.00	$3,016,590	5.00%
Total-risk-based capital	5,026,339	22.74	1,768,682	8.00	2,210,827	10.00

The OCC may take certain supervisory actions under the prompt corrective action regulations of the Federal Deposit Insurance Corporation Improvement Act with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution’s financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under the OCC regulations, an institution is considered well-capitalized if it has a leverage (Tier 1) capital ratio of at least 5.0% and a total risk-based capital ratio of at least 10.0%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OCC about capital components, risk-weightings and other factors.

The Reform Act requires the federal banking agencies to establish consolidated risk-based and leverage capital requirements for insured depository institutions, depository institution holding companies and systemically important nonbank financial companies. These requirements must be no less than those to which insured depository institutions are currently subject. As a result, on the fifth anniversary of the effective date of the Reform Act, we will become subject to consolidated capital requirements which we have not been subject to previously. In addition, on September 12, 2010, the Basel Committee adopted the Basel III rules. These rules, which will be phased in over a period of years, set new standards for common equity, Tier 1 and total capital, determined on a risk-weighted basis.

The OCC regulates all capital distributions by Hudson City Savings directly or indirectly to Hudson City Bancorp, including dividend payments. Hudson City Savings may not pay dividends to Hudson City Bancorp if, after paying those dividends, it would fail to meet the required minimum levels under risk-based capital guidelines and the minimum leverage and tangible capital ratio requirements. A subsidiary of a savings and loan holding company, such as Hudson City Savings, must file a notice or seek affirmative approval from the OCC at least 30 days prior to each proposed capital distribution. Whether an application is required is based on a number of factors including whether the institution qualifies for expedited treatment under the OCC rules and regulations or if the total amount of all capital distributions (including each proposed capital distribution) for the applicable calendar year exceeds net income for that year to date plus the retained net income for the preceding two years. Currently, Hudson City Savings must seek approval from the OCC for future capital distributions. In addition, as the subsidiary of a savings and loan holding company, Hudson City Savings must also receive approval from the FRB before declaring a dividend.

Notes to Consolidated Financial Statements

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

15. Commitments and Contingencies

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

At December 31, 2011, Hudson City Savings had variable- and fixed-rate first mortgage loan commitments to extend credit of approximately $259.2 million and $178.7 million, respectively; commitments to purchase fixed-rate first mortgage loans of $140,000; and unused home equity, overdraft and commercial/construction lines of credit of approximately $172.9 million, $2.6 million, and $3.3 million, respectively. At December 31, 2010, Hudson City Savings had variable- and fixed-rate first mortgage loan commitments to extend credit of approximately $226.6 million and $292.4 million, respectively; commitments to purchase fixed-rate first mortgage loans of $500,000; commitments to purchase variable- and fixed-rate mortgage-backed securities of $2.60 billion and $9.6 million, respectively; and unused home equity, overdraft and commercial/construction lines of credit of approximately $188.5 million, $2.8 million, and $8.6 million, respectively. These commitment amounts are not included in the accompanying financial statements. There is no exposure to credit loss in the event the other party to commitments to extend credit does not exercise its rights to borrow under the commitment.

In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, the consolidated financial statements of Hudson City will not be materially affected as a result of such legal proceedings.

Notes to Consolidated Financial Statements

16. Parent Company Only Financial Statements

Set forth below are the condensed financial statements for Hudson City Bancorp, Inc.:

Statements of Financial Condition

	December 31, 2011	December 31, 2010

	(In thousands)
Assets:
Cash and due from subsidiary bank	$137,822	$239,587
Investment in subsidiary	4,199,876	5,041,494
ESOP loan receivable	226,593	229,288
Other assets	-	-

Total Assets	$4,564,291	$5,510,369

Stockholders’ Equity:
Accrued expenses	$3,851	$131
Total stockholders’ equity	4,560,440	5,510,238

Total Liabilities and Stockholders’ Equity	$4,564,291	$5,510,369

Statements of Operations

	Year Ended December 31,

	2011	2010	2009

	(In thousands)
Income:
Dividends received from subsidiary	$87,524	$320,000	$338,500
Interest on ESOP loan receivable	11,464	11,593	11,715
Interest on deposit with subsidiary	733	1,483	2,646

Total income	99,721	333,076	352,861

Expenses	1,380	1,466	1,419

Income before income tax expense and equity in undistributed net (loss) income of subsidiary	98,341	331,610	351,442
Income tax expense	4,068	4,360	3,397

Income before equity in undistributed net (loss) income of subsidiary	94,273	327,250	348,045
Equity in undistributed net (loss) income of subsidiary	(830,262)	209,956	179,199

Net (loss) income	$(735,989)	$537,206	$527,244

Notes to Consolidated Financial Statements

Statements of Cash Flows

	Year Ended December 31,

	2011	2010	2009

	(In thousands)
Cash Flows from Operating Activities:
Net (loss) income	$(735,989)	$537,206	$527,244
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net (loss) income	830,262	(209,956)	(179,199)
Decrease in other assets	-	231	7,168
Increase in accrued expenses	3,720	131	-

Net Cash Provided by Operating Activities	97,993	327,612	355,213

Cash Flows from Investing Activities:
Principal collected on ESOP loan	2,695	2,568	2,444

Net Cash Provided by Investing Activities	2,695	2,568	2,444

Cash Flows from Financing Activities:
Purchases of treasury stock	(163)	(464)	(43,477)
Exercise of stock options	3,165	1,235	13,500
Cash dividends paid on unallocated ESOP shares	(12,757)	(20,208)	(20,436)
Cash dividends paid	(192,698)	(295,757)	(288,408)

Net Cash Used in Financing Activities	(202,453)	(315,194)	(338,821)

Net (Decrease) Increase in Cash Due from Bank	(101,765)	14,986	18,836

Cash Due from Bank at Beginning of Year	239,587	224,601	205,765

Cash Due from Bank at End of Year	$137,822	$239,587	$224,601

Notes to Consolidated Financial Statements

17. Selected Quarterly Financial Data (Unaudited)

The following tables are a summary of certain quarterly financial data for the years ended December 31, 2011 and 2010.

	2011 Quarter Ended

	March 31	June 30	September 30	December 31

	(In thousands, except per share data)
Interest and dividend income	$617,523	$552,732	$524,238	$472,844
Interest expense	361,122	279,823	279,895	265,863

Net interest income	256,401	272,909	244,643	206,981
Provision for loan losses	40,000	30,000	25,000	25,000

Net interest income after provision for loan losses	216,401	242,909	219,643	181,981

Non-interest income	105,207	2,732	3,094	2,884
Non-interest expense	1,240,568	85,837	83,661	820,094

(Loss) income before income tax expense	(918,960)	159,804	139,076	(635,229)
Income tax (benefit) expense	(363,296)	63,796	54,873	(274,693)

Net (loss) income	$(555,664)	$96,008	$84,203	$(360,536)

Basic (loss) earnings per share	$(1.13)	$0.19	$0.17	$(0.73)

Diluted (loss) earnings per share	$(1.13)	$0.19	$0.17	$(0.73)

	2010 Quarter Ended

	March 31	June 30	September 30	December 31

	(In thousands, except per share data)

Interest and dividend income	$734,870	$717,580	$688,810	$643,236
Interest expense	403,725	400,066	398,476	391,402

Net interest income	331,145	317,514	290,334	251,834
Provision for loan losses	50,000	50,000	50,000	45,000

Net interest income after provision for loan losses	281,145	267,514	240,334	206,834

Non-interest income	32,998	33,210	33,859	62,927
Non-interest expense	66,531	64,596	65,706	69,555

Income before income tax expense	247,612	236,128	208,487	200,206
Income tax expense	98,727	93,537	83,918	79,045

Net income	$148,885	$142,591	$124,569	$121,161

Basic earnings per share	$0.30	$0.29	$0.25	$0.25

Diluted earnings per share	$0.30	$0.29	$0.25	$0.25

Notes to Consolidated Financial Statements

18. Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

	For the Year Ended December 31,

	2011			2010			2009

	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount

	(In thousands, except per share data)

Net (loss) income	$(735,989)			$537,206			$527,244

Basic (loss) earnings per share:
(Loss) income available to common stockholders	$(735,989)	494,629	$(1.49)	$537,206	493,033	$1.09	$527,244	488,908	$ 1.08

Effect of dilutive common stock equivalents	-	-		-	1,281		-	2,388

Diluted (loss) earnings per share:
(Loss) income available to common stockholders	$(735,989)	494,629	$(1.49)	$537,206	494,314	$1.09	$527,244	491,296	$ 1.07

Excludes options to purchase 26,833,269 shares, 16,160,000 shares and 7,007,500 shares, respectively, of the Company’s common stock which were outstanding for the years ended December 31, 2011, 2010 and 2009 as their inclusion would be anti-dilutive.

19. Recent Accounting Pronouncements

In September 2011, FASB issued ASU No. 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, as described in the accounting guidance. The guidance in ASU 2011-08 also provides entities with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test and an entity may resume performing the qualitative assessment in any subsequent period. ASU 2011-08 does not change current accounting guidance for testing other indefinite-lived intangible assets for impairment. This guidance is effective for fiscal years beginning after December 15, 2011. Early adoption is permitted, including annual and interim goodwill impairment tests performed prior to September 15, 2011. We do not expect this ASU will have a material impact on our financial condition, results of operations or financial statement disclosures.

In June 2011, FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This update allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In either option, an entity is

Notes to Consolidated Financial Statements

required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the presentation of components other comprehensive income as part of the statement of changes in shareholders’ equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect this ASU will have a material impact on our financial condition, results of operations or financial statement disclosures.

In May 2011, FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRSs”). The amendments in this update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs which include (1) application of the highest and best use and valuation premise concepts. The amendments specify that the concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; (2) include requirements specific to measuring the fair value of those instruments, such as equity interests issued as consideration in a business combination; (3) clarify that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy; (4) permit an exception to the requirements in Topic 820 for measuring fair value when a reporting entity manages its financial instruments on the basis of its net exposure, rather than its gross exposure, to those risks. The exception permits a reporting entity to measure the fair value of such financial assets and financial liabilities at the price that would be received to sell a net asset position for a particular risk or to transfer a net liability position for a particular risk in an orderly transaction between market participants at the measurement date; and (5) expanded disclosures about fair value measurements for recurring Level 3 fair value measurements to include the valuation processes used by the reporting entity and the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs. In addition, reporting entities must categorize by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. This guidance is effective for interim periods beginning after December 15, 2011. We do not expect this ASU will have a material impact on our financial condition, results of operations or financial statement disclosures.

In April 2011, FASB issued ASU No. 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. This ASU addresses the criteria used to determine whether a repurchase agreement should be accounted for as a sale or as a secured borrowing. The amendments in this ASU remove from the assessment of effective control the criterion requiring the transferor’s ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee. The amendments also eliminate the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. Other criteria applicable to the assessment of effective control are not changed by the amendments in this ASU. The new guidance is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance is to be applied prospectively to transactions or modification of existing transactions that occur on or after the effective date. Early adoption is not permitted. We do not expect this ASU will have a material impact on our financial condition, results of operations or financial statement disclosures.

In April 2011, FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. This ASU amends Topic 310 and provides additional guidance to creditors for evaluating whether a modification or restructuring of a receivable is a troubled debt restructuring. The amendments in this update became effective for the first interim or annual period beginning on or after June 15, 2011. The guidance requires creditors to evaluate modifications and restructurings of receivables using a more principles-based approach, which may result in more modifications

Notes to Consolidated Financial Statements

and restructurings being considered troubled debt restructurings. We adopted this accounting standards update on April 1, 2011. The adoption of ASU No. 2011-02 did not have a material impact on our financial condition or results of operations. The financial statement disclosures are included in footnote 6 to the consolidated financial statements.